AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON August 15, 2002

FILE NO. ___________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

HIGHLANDS PHYSICIANS, INC.
(Exact name of Issuer as specified in its charter)
DELAWARE
(State or other jurisdiction of incorporation or organization)

2550 East Stone Drive
Suite 220
Mailbox 8
Kingsport, Tennessee 37660
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Highlands Physicians, Inc.
2550 East Stone Drive
Suite 220
Kingsport, Tennessee 37660
(423) 392-1920
(Name, address, including zip code, and telephone number, including area, code, of agent for service)

Copies to:
Kathleen Swan, Esq
Ross & Hardies
150 North Michigan Avenue
Chicago, Illinois 60601

8011	621551770
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties:

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the Directors;

I. Board of Directors for Class A Shareholders		
Director	**Business Address**	**Residential Address**
Dr. Carl E. Bendeck	Doctors Bush and Murthy 121 East Ravine Road, Suite 400 Kingsport, TN 37660	1328 Belmeade Drive Kingsport, TN 37664
Dr. Arthur M. Boyd	Mountain Region Family Medicine, P.C. 105 W. Park Drive Kingsport, TN 37660	2209 Lamont Street Kingsport, TN 37664
Dr. Gary O. Casey	Mountain Region Family Medicine, P.C. 105 W. Park Drive Kingsport, TN 37660	116 Chippendale Square Kingsport, TN 37660
Dr. Stephen P. Combs	Gray Station Primary Care 2103 Forest Drive Gray, TN 37615	405 West Field Place Kingsport, TN 37664
Dr. Gregory L. DeMotts	Mountain Region Family Medicine, P.C. 102 Meade Avenue Nickelsville, VA 24271	353 Norma Drive Kingsport, TN 37660
Dr. Herbert D. Ladley	Cardiovascular Associates, P.C. 2050 Meadowview Parkway Kingsport, TN 37660	1611 Fairidge Place Kingsport, TN 37660
Dr. Robert D. Saunders	Kingsport Womens Group 117 W. Severe Avenue, Suite 120 Kingsport, TN 37660	212 Rosehaven Court Kingsport, TN 37663

Dr. Anthony D. Seaton	The Regional Eye Center 1920 Brookside Drive, Suite 1 Kingsport, TN 37660	5301 Canova Court Kingsport, TN 37660
Dr. Robert D. Strickland	Gastroenterology Associates 135 W. Ravine Road, Suite 3 A Kingsport, TN 37660	152 Chippendale Square Kingsport, TN 37660

II. Board of Directors for Class B Shareholders

Director	**Business Address**	**Residential Address**
Dr. Chad T. Couch	Bristol Urological Services 350 Blountville Highway, Suite 105 Bristol, TN 37620	108 Henry Anna Lane Bristol, TN 37620
Dr. Jere W. Ferguson	Inter-Mtn Pathology Assoc., Inc., P.C. 1918 West State Street Bristol, TN 37620	568 Henson Hill Road Bristol, TN 37620
Dr. Richard W. Foster	Blue Ridge Radiology, P.C. 1039 Highway 126 Bristol, TN 37620	121 Westover Drive Bristol, TN 37620
Dr. Thomas W. Green	Drs. Green, P.C. 1 Medical Park Blvd., Suite 450-W Bristol, TN 37620	105 Longview Drive Bristol, TN 37620
Dr. D. Nelson Gwaltney	Bristol Surgical Associates, P.C. 350 Blountville Highway, Suite 105 Bristol, TN 37620	243 Roscommon Bristol, TN 37620
Dr. Thomas E. Mitoraj	Youthcare Pediatrics 212 Midway Medical Park Bristol, TN 37620	19484 Haskell Station Road Bristol, VA 24202
Dr. Mark R. Overbay	Piney Flats Medical Center 5493 Highway 11E Piney Flats, TN 37686	339 Riverview Road Bristol, TN 37620
Dr. Bert E. Tagert	Appalachian Orthopaedic Associates, P.C. 1 Medical Park Blvd., Suite 300 E Bristol, TN 37620	25 Knightsbridge Bristol, TN 37620

Dr. David E. Thompson	Bristol Medical Associates 1 Medical Park Blvd., Suite 200E Bristol, TN 37620	125 Westover Drive Bristol, TN 37620
Dr. Ronald L. Williams	Bristol Emergency Physicians BRMC-Emergency Department 1 Medical Park Blvd. Bristol, TN 37620	298 Essex Drive Bluff City, TN 37618

(b) the Officers;

Officer	**Business Address**	**Residential Address**
Dr. D. Nelson Gwaltney *President*	Bristol Surgical Associates, P.C. 350 Blountville Highway, Suite 201 Bristol TN 37620	243 Roscommon Bristol, TN 37620
Dr. Herbert D. Ladley *Vice President*	Cardiovascular Associates, P.C. 2050 Meadowview Parkway Kingsport, TN 37660	1611 Fairidge Place Kingsport, TN 37660
Dr. Gregory L. DeMotts *Secretary/Treasurer*	Mountain Region Family Medicine, P.C. 102 Meade Avenue Nichelsville, VA 24271	353 Norma Drive Kingsport, TN 37660

(c) the General Partners: None

(d) **record owners of five percent (5%) or more of any class of the issuer's equity securities:** None

(e) **Promoters of the Issuer:** None

(f) **Affiliates of the Issuer:** None

(g) **Counsel to the Issuer with respect to the proposed offering:**

Ross & Hardies
150 North Michigan Avenue
Suite 2500
Chicago, Illinois, 60601
Attention: Kathleen Swan, Esquire

(h) **Each Underwriter with respect to the proposed offering:** None

(i) **The Underwriter's directors:** None

(j) **The Underwriter's officers:** None

(k) **The Underwriter's general partners:** None

(l) **Counsel to the Underwriter:** None

ITEM 2. Application of Rule 262:

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not Applicable

ITEM 3. Affiliate Sales:

No part of the proposed offering involves the resale of securities by affiliates of the Company.

ITEM 4. Jurisdictions in Which Securities Are to be Offered:

(a) The securities to be offered and sold hereunder shall only be offered and sold by officers and directors of the Company and will not be offered or sold by persons acting as underwriters, dealers or salespersons for the Company.

(b) The securities to be offered and sold hereunder shall only be offered and sold by officers and directors of the Company and shall be sold only to individuals who are physician members of the Company and who reside only in the Commonwealth of Kentucky, the Commonwealth of Virginia, the State of Tennessee or the State of West Virginia.

ITEM 5. Unregistered Securities Issued or Sold Within One Year:

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: None

(1) the name of such issuer: Not Applicable

(2) the title and amount of securities issue: Not Applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: Not Applicable

(4) the names and identities of the persons to whom the securities were issued: Not Applicable

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. Not Applicable

ITEM 6. Other Present or Proposed Offerings:

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. None

ITEM 7. Marketing Arrangements:

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: Not Applicable

(2) To stabilize the market for any of the securities to be offered: Not Applicable

(3) **For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:** Not Applicable

(b) **Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.** Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.
Not Applicable

ITEM 9. Use of a Solicitation of Interest Document.

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. Not Applicable

Offering Circular dated August 15, 2002

HIGHLANDS PHYSICIANS, INC.

2550 East Stone Drive, Suite 220, Mailbox 8
Kingsport, Tennessee 37660
423.392.1920

This Offering Circular is part of an Offering Statement covering shares of common stock of Highlands Physicians, Inc. The following summarizes all of the Highlands Physicians common stock being offered:

- 5,000 shares of Class A Common Stock to our credentialed physicians practicing in Kingsport, Tennessee;
- 5,000 shares of Class B Common Stock to our credentialed physicians practicing in Bristol, Tennessee;
- 1,500 shares of Class D Common Stock to our credentialed physicians practicing in Big Stone Gap, Virginia;
- 1,000 shares of Class E Common Stock to our credentialed physicians practicing in Rogersville, Tennessee;
- 2,000 shares of Class F Common Stock to our credentialed physicians practicing with the Holston Medical Group in Kingsport, Tennessee; and
- 6,500 shares of Class G Common Stock to our credentialed physicians practicing in Johnson City, Tennessee.

Highlands Physicians, Inc. is an independent practice association of physicians incorporated in Delaware on August 20, 1993. We have entered into a strategic partnership with Wellmont Health System ("Wellmont"), a group of health and wellness hospitals and clinics in Tennessee and Virginia, to create Highlands Wellmont Network, Inc, a collaborative association between physicians and Wellmont hospitals and clinics (the "PHO"). As part of the strategic partnership between Highlands Physicians and Wellmont, we have prepared this Offering Circular to offer to sell Highlands Physicians common stock to physicians credentialed by us to participate in the PHO. **SEE "SUMMARY OF THE OFFERING"** and **"DESCRIPTION OF THE BUSINESS."**

This offering of shares of our common stock is only available to physicians who are credentialed by us and who satisfy the other requirements listed in the next paragraph. Each credentialed physician must purchase 100 shares of our common stock for $1,500 and no credentialed physician may own more than 100 shares of that class of common stock assigned to the credentialed physicians practicing in a specified location. Failure to purchase the common stock, when offered, results in the credentialed physician being unable to continue as a member of Highlands Physicians. We will only offer and sell shares of our common stock directly to physicians credentialed by us. Under our Stock Repurchase Plan, we have the right, but are not obligated, to repurchase the common stock when a credentialed physician resigns, for $1,500, plus any additional capital contributions made to us. We will commence this offering on the date of this Offering Circular and we will continue this offering until March 31, 2003, or until we, in our sole discretion, terminate this offering which shall, in no event, be later than June 30, 2003. We will use the proceeds from the sale of the common stock as ordinary working capital for us. **SEE, "USE OF PROCEEDS."** We have not retained any underwriters, brokers, or placement agents in connection with this offering. Dr. Nelson Gwaltney, President and a member of our Board of Directors, and Mr. A. Walter Hankwitz, our Executive Director, will conduct this offering on our behalf.

You will only be permitted to purchase our common stock if (1) you are a physician credentialed by us, (2) you live in Virginia, Kentucky, Tennessee or West Virginia, and (3) you satisfy the practice location requirements. If you qualify to purchase our common stock in this offering, you must (A) execute and deliver to us a Subscription Agreement, a Stockholders Agreement and a 1997 Restated Participating Provider Agreement, all of which are attached to this Offering Circular, and (B) pay, by check or at the discretion of Highlands Physicians' Board of Directors, by delivery of a promissory note, $1,500 to Highlands Physicians, Inc. We reserve the right to reject any proposed purchase, in part or in its entirety. If we reject any proposed purchase, we will return to you the funds we received from you without interest or deduction.

	PRICE TO THE PUBLIC (1)	UNDERWRITING DISCOUNT AND COMMISSIONS (2)	PROCEEDS TO ISSUER (3)(4)
Per share of common stock	$ 15	-0-	$ 15
Total per credentialed physician	$ 1,500	-0-	$ 1,500
Total Offering	$315,000	-0-	$315,000

THE SHARES OF OUR COMMON STOCK BEING OFFERED INVOLVE A HIGH DEGREE OF RISK. SEE, "RISK FACTORS" FOR A DISCUSSION OF RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE MAKING ANY INVESTMENT IN THIS OFFERING. YOU SHOULD NOT INVEST IN THE SECURITIES IF YOU ARE NOT IN A POSITION TO LOSE YOUR ENTIRE INVESTMENT.

(1) Each investor must purchase 100 shares of common stock for an aggregate investment of $1,500. All payments for our common stock must be made by check for readily available cash or, at the discretion of the Board of Directors, by delivery of a promissory note.
(2) We have not retained any underwriters, brokers or placement agents in connection with this offering.
(3) We will offer and sell shares of our common stock only to physicians who we have credentialed.
(4) We estimate that our legal and accounting expenses for this offering will not exceed $40,000. Those expenses will be deducted from the proceeds of this offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

WE ARE OFFERING AND SELLING THESE SECURITIES IN RELIANCE UPON REGULATION A OF THE *SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER.* NO PUBLIC OR OTHER MARKET EXISTS, OR MAY EVER DEVELOP, FOR THE SECURITIES AND YOU SHOULD PROCEED ON THE ASSUMPTION THAT YOU MAY HAVE TO BEAR THE RISK OF YOUR INVESTMENT INDEFINITELY.

SEE "RISK FACTORS" FOR A DESCRIPTION OF THE RISKS OF PURCHASING SECURITIES IN THIS OFFERING. THE CONTENTS OF THIS OFFERING CIRCULAR DO NOT CONSTITUTE INVESTMENT OR TAX ADVICE AND YOU SHOULD CONSULT YOUR OWN INVESTMENT OR TAX ADVISOR AS TO THE ADVISABILITY OF INVESTING IN THE SECURITIES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONTRARY TO THE INFORMATION OR REPRESENTATIONS MADE IN THIS OFFERING CIRCULAR OR IN THE DOCUMENTS REFERRED TO HEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

PRIOR TO THE CONSUMMATION OF THIS OFFERING, YOU WILL HAVE THE OPPORTUNITY TO ASK US QUESTIONS AND TO RECEIVE ANSWERS FROM US OR A PERSON ACTING ON OUR BEHALF CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, OUR COMPANY AND/OR ANY OTHER RELEVANT MATTERS. YOU WILL ALSO HAVE AN OPPORTUNITY TO OBTAIN ANY ADDITIONAL INFORMATION YOU DEEM IMPORTANT TO YOUR INVESTMENT DECISION, TO THE EXTENT THAT WE POSSESS SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.

ANY DOCUMENTS REFERRED TO OR INCORPORATED IN THIS OFFERING CIRCULAR BY REFERENCE, BUT NOT OTHERWISE INCLUDED IN THIS OFFERING CIRCULAR, WILL BE MADE AVAILABLE UPON THE WRITTEN REQUEST (BY MAIL OR FACSIMILE TRANSMISSION) OF ANY PROSPECTIVE INVESTOR TO HIGHLANDS PHYSICIANS, INC. 2550 EAST STONE DRIVE, SUITE 220, KINGSPORT, TENNESSEE 37660, TEL. NO. (423) 392-1920, FAX. NO. (423) 392-0006, ATTENTION: A. WALTER HANKWITZ, EXECUTIVE DIRECTOR.

THIS OFFERING CIRCULAR CONTAINS SUMMARIES OF RELEVANT CONTRACTS, AGREEMENTS AND OTHER DOCUMENTS. THE SUMMARIES OF THE RELEVANT CONTRACTS, AGREEMENTS AND OTHER DOCUMENTS ARE *QUALIFIED BY COPIES THEREOF WHICH ARE EITHER ATTACHED TO THIS* OFFERING CIRCULAR AS EXHIBITS OR ARE AVAILABLE AT OUR OFFICES. IF THE DOCUMENT YOU ARE INTERESTED IN REVIEWING IS NOT ATTACHED AS AN EXHIBIT, PLEASE CONTACT US AT OUR OFFICES AT THE ADDRESS LISTED IN THE PREVIOUS PARAGRAPH. ALL SUMMARIES DESCRIBED IN THE FIRST SENTENCE OF THIS PARAGRAPH ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE ACTUAL DOCUMENTS.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION SET FORTH IN THE SECURITIES ACT OF 1933. THESE SECURITIES HAVE BEEN REGISTERED WITH THE TENNESSEE DEPARTMENT OF COMMERCE AND INSURANCE. SUCH REGISTRATION DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF ANY SECURITY, NOR HAS THE TENNESSEE DEPARTMENT OF COMMERCE AND INSURANCE PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFERING DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING

THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN COMMON STOCK OFFERED IN THIS OFFERING. YOU SHOULD READ THE ENTIRE OFFERING CIRCULAR CAREFULLY, ESPECIALLY "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF.

The Common Stock

Set forth below are the six classes of voting common stock that are currently authorized under our Second Amended and Restated Certificate of Incorporation and 1998 Restated By-laws. Also set forth below are the current number of authorized, issued and outstanding shares of voting common stock as of the date of this Offering Circular, as well as the additional number of shares of voting common stock that are being sold, as follows:

> Total of 27,000 authorized shares of Class A Common Stock; 21,000 shares of Class A Common Stock have been authorized, issued and are outstanding as of the date hereof; a maximum of an additional 5,000 shares of Class A Common Stock will be offered hereunder to credentialed physicians practicing in Kingsport, Tennessee;
>
> Total of 27,000 authorized shares of Class B Common Stock; 16,000 shares of Class B Common Stock have been authorized issued and are outstanding as of the date hereof; a maximum of an additional 5,000 shares of Class B Common Stock will be offered to credentialed physicians practicing in Bristol, Tennessee;
>
> Total of 5,000 authorized shares of Class D Common Stock; 2,300 shares of Class D Common Stock have been authorized, issued and are outstanding as of the date hereof; a maximum of an additional 1,500 shares of Class D Common Stock will be offered to credentialed physicians practicing in Big Stone Gap, Virginia;
>
> Total of 2,500 authorized shares of Class E Common Stock; 700 shares of Class E Common Stock have been authorized, issued and are outstanding as of the date hereof; a maximum of an additional 1,000 shares of Common E Common Stock will be offered hereunder to credentialed physicians practicing in Rogersville, Tennessee;
>
> Total of 10,000 authorized shares of Class F Common Stock; 5,100 shares of Class F Common Stock have been authorized, issued and are outstanding as of the date hereof; a maximum of an additional 2,000 shares of Class F Common Stock will be offered hereunder to credentialed physicians practicing with the Holston Medical Group in Kingsport, Tennessee; and
>
> Total of 7,500 authorized shares of Class G Common Stock; 900 shares of Class G Common Stock have been authorized, issued and are outstanding as of the date hereof; a maximum of an additional 6,500 shares of Class G Common Stock which will be offered hereunder to credentialed physicians practicing in Johnson City, Tennessee.

21,000 shares of the Class A Common Stock are authorized, issued, outstanding and are owned by credentialed physicians practicing in Kingsport, Tennessee. 16,000 shares of the Class B Common Stock are authorized, issued, outstanding and are owned by credentialed physicians practicing in Bristol, Tennessee. 2,300 shares of the Class D Common Stock authorized, issued and outstanding are owned by credentialed physicians practicing in Big Stone Gap, Virginia. 700 shares of Class E Common Stock are authorized, issued, outstanding and are owned by credentialed physicians practicing in Rogersville, Tennessee. 5,100 shares of Class F Common Stock are authorized, issued and outstanding and are owned by the credentialed physicians practicing with the Holston Medical Group in Kingsport, Tennessee. 900 shares of Class G Common Stock are authorized, issued and outstanding and are owned by the credentialed physicians practicing in Johnson City, Tennessee.

The common stock that is being sold hereunder will be offered and sold solely to physicians who have been credentialed by us and who have subscribed for, but not yet purchased, common stock. The class of the common stock that will be offered and sold to any credentialed physician is determined solely by where that credentialed physician practices medicine: All of the credentialed physicians who work in Kingsport, Tennessee will be offered and sold Class A Common Stock; all of the credentialed physicians who work in Bristol, Tennessee will be offered and sold Class B Common Stock; all of the credentialed physicians who work in Big Stone Gap, Virginia will be offered and sold Class D Common Stock; all of the credentialed physicians who work in Rogersville, Tennessee will be offered and sold Class E Common Stock; all of the credentialed physicians who practice medicine with the Holston Medical Group in Kingsport, Tennessee will be offered and sold Class F Common Stock; and all of the credentialed physicians who work in Johnson City, Tennessee will be offered and sold Class G Common Stock. No credentialed physician may choose the class of common stock that he purchases, rather each credentialed physician is offered shares of that class of common stock which has been designated by us for the credentialed physicians practicing in a specified geographical area or with a specific practice group.

Each share of common stock is entitled to one vote on all matters that are voted on by the common stockholders. For any action to be authorized by the common stockholders, an affirmative vote of a majority of all of the outstanding common stock (excluding the Class C Common Stock) is required. In addition, the affirmative vote of a majority of Class A Common Stock and the Class B Common Stock, voting as separate classes, is required.

The holders of our Class A Common Stock have the right to elect ten members to our Board of Directors; five members must be primary care physicians, such as family practice physicians, internal medicine physicians, pediatricians and emergency medicine physicians. The holders of our Class B Common Stock have the right to elect ten members to our Board of Directors; five members must be primary care physicians. Each of the remaining classes of the common stock, including the Class D Common Stock, the Class E Common Stock, the Class F Common Stock, and the Class G Common Stock, but excluding the Class C Common Stock, have the right to elect two members of our Board of Directors; one member representing each of these classes of stock must be a primary care physician.

Common stockholders are also entitled to vote on matters provided for by the Delaware General Corporation Law including an amendment to our Second Amended and Restated Certificate of Incorporation or a merger, consolidation or sale of all or substantially all our assets. Common stockholders have no right to receive dividends (unless declared by the Board of Directors), and the common stock is not subject to any liquidation preferences, preemptive rights, sinking fund provisions or liability to further calls or assessment by us. Common stockholders are not, as a result of their ownership of common stock, liable for our debts or obligations.

An act of our Board of Directors requires the affirmative vote of a majority of all of the members of the Board of Directors; provided, that some matters require the affirmative vote of a majority of each of the following: (1) the Class A Directors, (2) the Class B Directors, (3) the primary care physicians on the Board of Directors, and (4) the specialist physicians on the Board of Directors. The matters which require the approval of the Board of Directors based on their class of Board membership or their professional specialty include: (a) the issuance of shares of our capital stock, (b) the amendment or repeal of our Second Amended and Restated Certificate of Incorporation, (c) the amendment or repeal of our 1998 Restated By-laws, (d) authorization for us to borrow funds, (e) the approval of our budget and expenditures in excess of the amounts provided in our previously approved budget, (f) the approval of risk contracts, (g) the distributions of our cash or property, (h) the engagement or dismissal of our executive director, (i) the engagement or dismissal of our management company, (j) the engagement or dismissal of our independent auditing firm, (k) the engagement or dismissal of our legal counsel, (l) the engagement or dismissal of our utilization management firm, (m) the subcontracting of any of our obligations, (n) the hiring or termination of our employees or independent contractors, (o) the purchase or acquisition of any property exceeding $5,000 in value and (p) the sale, exchange or other disposition of any property exceeding $5,000 in value.

The Offering

We are offering shares of our common stock to physicians (1) who are credentialed, (2) who live in Virginia, Kentucky, Tennessee or West Virginia, and (3) who satisfy the practice location requirements listed in the table below.

You should carefully review the table below to determine whether you qualify as an investor in this offering. In addition, we reserve the right to reject, in our discretion, any subscription delivered to us in connection with this offering.

Terms of the Offering/Practice Location Requirements:	We are offering a maximum of 5,000 shares of our Class A Common Stock, $1.00 par value per share, to credentialed physicians practicing in Kingsport, Tennessee;
	We are offering a maximum of 5,000 shares of our Class B Common Stock, $1.00 par value per share, to credentialed physicians practicing in Bristol, Tennessee;
	We are offering a maximum of 1,500 shares of our Class D Common Stock, $1.00 par value per share, to credentialed physicians practicing in Big Stone Gap, Virginia;
	We are offering a maximum of 1,000 shares of our Class E Common Stock, $1.00 par value per share, to credentialed physicians practicing in Rogersville, Tennessee;
	We are offering a maximum of 2,000 shares of our Class F Common Stock, $1.00 par value per share, to credentialed physicians practicing with the Holston Medical Group in Kingsport, Tennessee; and
	We are offering a maximum of 6,500 shares of our Class G Common Stock, $1.00 par value per share, to credentialed physicians practicing in Johnson City, Tennessee.
Amount of Investment:	Only subscriptions in an amount equal to $1,500, representing the subscription price for 100 shares of common stock, will be accepted.

Capitalization Prior to Offering:

27,000 Shares of Class A Common Stock, par value $1.00 per share, authorized, 21,000 issued and outstanding;

27,000 Shares of Class B Common Stock, par value $1.00 per share, authorized, 16,000 issued and outstanding;

3,000 Shares of Class C Common Stock (non-voting), par value $1.00 per share, authorized, none outstanding;

5,000 Shares of Class D Common Stock, par value $1.00 per share, authorized, 2,300 issued and outstanding;

2,500 Shares of Class E Common Stock, par value $1.00 per share, authorized, 700 issued and outstanding;

10,000 Shares of Class F Common Stock, par value $1.00 per share, authorized, 5,100 issued and outstanding; and

7,500 Shares of Class G Common Stock, par value $1.00 per share, authorized, 900 issued and outstanding.

Capitalization After Offering:

27,000 Shares of Class A Common Stock, par value $1.00 per share, authorized, 26,000 issued and outstanding;

27,000 Shares of Class B Common Stock, par value $1.00 per share, authorized, 21,000 issued and outstanding;

3,000 Shares of Class C Common Stock, par value $1.00 per share, none authorized, no shares issued;

5,000 Shares of Class D Common Stock, par value $1.00 per share, authorized, 3,800 issued and outstanding;

2,500 Shares of Class E Common Stock, par value $1.00 per share, authorized, 1,700 issued and outstanding;

10,000 Shares of Class F Common Stock, par value $1.00 per share, authorized, 7,100 issued and outstanding; and

7,500 Shares of Class G Common Stock, par value $1.00 per share, authorized, 7,400 issued and outstanding.

Qualifications to Offering:

This offering is not underwritten. Nevertheless, management believes that because credentialed physicians are required to purchase shares of that class of common stock assigned to the credentialed physicians practicing in a specified location or with select practice groups, that most of the common stock qualified hereunder will be purchased by physicians who have recently been credentialed and by physicians who are credentialed by us after the date hereof, but before the offering is terminated.

Suitability Standards:	Only physicians (1) who have been credentialed by us as described in the 1997 Restated Participating Provider Agreement and who have executed all required documentation required by us in our credentialing process, including a Physician Membership Application and the Conditions of Application; (2) who practice (a) at a Wellmont-owned facility, (b) in a community where a Wellmont-owned facility is located, (c) in a professional service company, one or more of whose stockholders are also stockholders of Highlands Physicians and all of whom meet our credentialing criteria; or (d) with a group or organization that the Board of Directors, in its sole discretion, deems to be an appropriate organization; (3) who live in Virginia, Kentucky, Tennessee or West Virginia; (4) who satisfy the practice location requirements listed in this table above; and (5) whose subscriptions we accept, are eligible to purchase shares of our common stock.
Use of Proceeds:	The net proceeds of this offering will be used for general working capital purposes, including the payment of salaries for our employees, costs associated with meetings of the stockholders and Board of Directors, rent, legal fees and accounting fees for both this offering and incurred on an ongoing basis.

Summary Financial and Operating Data

The following summary financial information and operating data have been derived from the audited financial statements of Highlands Physicians for the fiscal years ended December 31, 2001, December 31, 2000, and December 31, 1999. This information should be read in conjunction with Highlands Physicians's financial statements and the notes thereto attached to this Offering Circular.

	Fiscal Year Ended		
	December 31, 2001 (audited)	December 31, 2000 (audited)	December 31, 1999 (audited)
Statement of Income:			
Total Operating Revenues	$786,884.39	$741,639.52	$546,078.77
Total Operating Expenses	953,822.62	802,218.79	768,118.30
Net Operating (Loss)	(166,938.23)	(60,579.27)	(222,039.53)
Total Other Income	10,018.52	25,685.50	20,646.44
Net (Loss) from Continuing Operations before Income Taxes	156,919.71	(34,893.77)	(201,393.09)
Income Tax Benefit on Net Loss from Continuing Operations before Income Taxes	61,272.00	4,314.00	68,474.00
Net (Loss) from Continuing Operations after Income Taxes	(95,647.71)	(30,579.77)	(132,919.09)
Discontinued Operations	0.00	0.00	356,922.53
Equity in Highlands Wellmont Health Network, Inc.	(8,846.00)	188,756.00	124,500.00
NET INCOME (LOSS)	(104,493.71)	158,176.23	348,503.44
Balance Sheet Data:			
Total Current Assets	364,712.00	$436,296.34	$612,124.07
Total Fixed Assets	12,271.13	12,942.03	14,394.46
Total Other Assets	353,902.44	362,748.44	173,992.44
Total Assets	730,885.57	811,987.11	800,510.97
Total Current Liabilities	55,167.62	40,775.45	181,475.54
Stockholders' Equity Capital Stock:			
Class A Common, $1.00 par value, 27,000 shares authorized, 14,900 shares issued and outstanding	14,900.00	15,100.00	15,400.00
Class B Common, $1.00 par value, 27,000 shares authorized, 12,500 shares issues and outstanding	12,500.00	12,800.00	12,900.00
Class C Common, $1.00 par value, 3,000 shares authorized, no shares issued and outstanding – non-voting	0.00	0.00	0.00
Class D Common, $1.00 par value, 5,000 shares authorized, 1,100 shares issued and outstanding	1,100.00	0.00	0.00
Class E Common, $1.00 par value, 2,500 shares authorized, no shares issued and outstanding	0.00	0.00	0.00
Class F Common, $1.00 par value, 10,000 shares authorized, no shares issued and outstanding	0.00	0.00	0.00
Class G Common, $1.00 par value, 7,500 shares authorized, no shares issued and outstanding	0.00	0.00	0.00
Additional Paid-In Capital	397,500.00	389,100.00	394,700.00
Retained Earnings	249,717.95	354,211.66	196,035.43
Total Stockholders' Equity	675,717.95	771,211.66	619,035.43
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$730,885.57	$811,987.11	$800,510.97

RISK FACTORS

An investment in our shares of common stock is highly speculative and involves a high degree of risk, including the risks described below. In addition to the other information presented in this Offering Circular, you should carefully consider the following risk factors before making an investment decision.

Our limited operating history makes it difficult to predict our success.

We were incorporated for the purpose of forming an independent practice association of physicians and other healthcare providers that (i) would not be involved with management of the physicians' or other healthcare providers' individual private medical practices, but rather would facilitate clinical integration among the participating providers by facilitating their consultation and cooperation in connection with patient care, and (ii) would negotiate contracts on behalf of our participating providers. To further this objective, we have entered into a joint venture with Wellmont Health Systems ("Wellmont") to establish the Highlands Wellmont Health Network, Inc., a Delaware corporation, owned equally by Wellmont and us (the "PHO"), which represents a network of provider facilities and physicians which, in turn, gives Wellmont access to a network of physicians. We and the PHO have been operational for approximately seven years. Since commencement of operations, we have undertaken significant strategic changes including the hiring of a full-time Executive Director and expansion of our administrative staff commencing in November 1977, and the implementation and subsequent termination of our gainsharing activities in 1998-1999. Because of these significant strategic changes, and our interest in becoming a clinical research organization, our historical operational and financial information is of somewhat limited value as an indication of our future operations and business prospects. Accordingly, an investment in our common stock may be subject to a higher degree of risk than investment in a company that has experienced fewer strategic changes or whose shareholders and strategic partners are involved in unregulated industries.

Our obligations under the PHO's Stockholders Agreement limit our ability to sell our shares of stock in the PHO. The PHO may terminate our Preferred Provider Agreements.

Pursuant to the Stockholders Agreement among Highlands Physicians, Wellmont and the PHO, we are obligated to offer the common stock that we own in the PHO, to the PHO, and then to Wellmont, prior to selling said common stock to a third party. This limits our ability to dispose of the common stock that we own in the PHO. The Stockholders Agreement also provides for the dissolution of the PHO under certain circumstances. In addition, the Preferred Provider Agreements between Highlands Physicians and the PHO and Wellmont and the PHO provide for the possible termination of one or both of these agreements. If the PHO is dissolved or if either of the Preferred Provider Agreements are terminated, the value of the common stock in the PHO that we own would be severely reduced due to a lack of a physician-hospital organization or a hospital partner in a managed healthcare market and you may lose your entire investment in us.

We may not be able to compete in our industry.

Although the PHO's Stockholders Agreement provides that the PHO will serve as the exclusive managed care organization of Wellmont, and that neither Wellmont nor Highlands Physicians will own or invest in or in any manner own, establish or operate an entity which competes with the PHO in certain geographic areas, neither Wellmont nor Highlands Physicians are precluded from entering into contracts to provide services to managed care networks competing with the PHO. Direct contracts between Wellmont or Highlands Physicians and competing managed care organizations, contracts that otherwise might have been entered into and the economic benefit derived from or realized by the PHO, could severely damage the viability of the PHO and reduce the value of the investment by us in the PHO, thereby decreasing the value of our common stock.

The continued operation of the PHO is important to us.

The PHO is an independent physician hospital organization that relies upon the continued success of Highlands Physicians and Wellmont. If the PHO would be unable to continue to do business as contemplated under the existing agreements between Wellmont, the PHO and us, we would no longer receive $22,950 per month from the PHO for credentialing, recruitment and other provider related services. This constitutes in excess of 50% of our revenues. The loss of these revenues would be material and adverse to us.

We, or our strategic partners, could be found liable for violations of practice of medicine or anti-kickback laws and regulations.

In recent years, the Office of the Inspector General of the U.S. Department of Health and Human Services ("OIG") has more actively investigated arrangements among hospitals, physicians and physician groups to determine if such arrangements violate anti-kickback laws and other applicable statutes and regulations. If the OIG or other state or local authorities determine that transactions contemplated by the agreements between Highlands Physicians, Wellmont and PHO or the actual operation of the agreements violate applicable laws, either Highlands Physicians or Wellmont may be required to dissolve the PHO pursuant to the Stockholders Agreement. Alternatively, the OIG or other regulatory authority may cause the dissolution of PHO and/or impose criminal or economic sanctions on the PHO.

We could face liability and sanctions for our previous gainsharing activities.

Highlands Physicians and Wellmont entered into a Consulting Agreement in October 1997 for the implementation and operation of gainsharing projects. In general, gainsharing projects were a collaborative effort between our physicians and Wellmont to establish and implement guidelines to control costs in specific areas of healthcare. Several gainsharing projects were established by Highlands Physicians and Wellmont and the net savings were distributed equally to Highlands Physicians and Wellmont.

In July 1999, the OIG issued an advisory bulletin prohibiting any hospital from "knowingly making a payment directly or indirectly to a physician as an inducement to reduce or limit service to Medicare or Medicaid beneficiaries under the physician's care." The OIG advised that the expeditious termination of existing gainsharing arrangements would be considered in exercising its enforcement discretion. The gainsharing arrangements between Wellmont and us were immediately terminated and no payments pursuant to those arrangements were distributed to Wellmont or to us following the issuance of the OIG advisory bulletin. These gainsharing arrangements were a significant source of our income which is unlikely to be repeated without significant restructuring pursuant to subsequent OIG opinions. In addition, the OIG still has the discretion to pursue enforcement actions against us, which could result in civil monetary penalties and criminal sanctions against us.

Our potential inability to manage risks could trigger our guarantee under the PHO's Letter of Credit.

We currently own 50% of the PHO. The PHO has introduced a health insurance product for small groups. Under the terms of this insurance product, if the medical-loss ratio exceeds the targeted percentages, the PHO is obligated to cover twenty percent (20%) of the shortfall. To ensure that funds are available, the PHO has established a Letter of Credit in an amount equal to $120,000 to ensure the required payments are made. In the event that the PHO is unable to meet its obligations under the Letter of Credit, we will have an obligation to pay some or all of the amount outstanding under the Letter of Credit. If we are unable to manage the risks of this arrangement, our viability could be jeopardized.

We may face liability for our role in clinical trials.

We have developed the infrastructure to become, and have indeed become, in part, a clinical research organization to perform non-medical duties for clinical trials required by the United States Department of Health and Human Services, Food and Drug Administration ("FDA") for the approval of pharmaceuticals and medical devices. As a clinical research organization, we (1) elicit clinical trials from sponsoring companies, such as pharmaceutical companies and biotechnology companies; (2) obtain and monitor investigative sites by providers who choose to participate in the clinical trials; (3) perform administrative tasks; and (4) work with an institutional review board composed of healthcare professionals and other members of the community to monitor compliance with governing regulations. We estimate that we have expended less than $50,000 to develop this infrastructure. To date, no clinical trials have been contracted for through us. There is no guaranty that we will be selected to perform such additional trials. To date, we have received only nominal income as a clinical research organization. In connection with these clinical research organization duties, we may be subject to liability for our role in the performance and outcome of the clinical trials, including civil penalties and criminal sanctions for violation of laws governing clinical trials, all of which could have a material adverse affect on our business operations or financial condition.

We may face liability for violations of anti-trust laws.

The actual operation of the PHO or our network of participating providers may be deemed to violate antitrust laws as enforced by the United States Department of Justice or the Federal Trade Commission. In general, the antitrust laws make it illegal for parties to enter into a cooperative arrangement for the purpose of fixing fees or preventing any other party from competing with them in that marketplace. A violation of the antitrust laws may be deemed a criminal offense and appropriate sanctions may be imposed.

We negotiate managed care agreements with payors on behalf of our network of participating providers and the PHO, including the negotiation of fee schedules. Based upon a review of the Statements of Antitrust Enforcement Policy in Healthcare issued by the United States Department of Justice and the Federal Trade Commission in 1996, as amended, we and our legal counsel believe that we and the PHO are sufficiently clinically integrated and take sufficient financial risk to avoid a finding of illegality by the Department of Justice and the Federal Trade Commission. However, neither the Department of Justice or the Federal Trade Commission have been presented with the specific facts regarding the operation of Highlands Physicians or the PHO. Therefore, the Department of Justice or the Federal Trade Commission could review the specific operations of Highlands Physicians and the PHO, and determine that they violate the antitrust laws and order remediation or other actions that could materially and adversely affect us and our common stockholders.

We and our strategic partners are interdependent on one another, and the failure of one party to perform, could adversely affect our ability to perform or could adversely affect our operations.

The rights and obligations of our participating providers, the PHO, and payors are interconnected through a series of contracts. The failure of any party to comply with its obligations under any contract could result in the breach by another party under these contracts. For example, we and/or the PHO could, through no action of our own or their own, be deemed in breach of an agreement with a payor for failure to provide an adequate network of providers or for failure of a provider to accept the negotiated fee schedule as payment in full. Such a breach could result in liability for us and/or the PHO.

We could be adversely affected by the volatility of the healthcare environment.

Due to the volatility of the healthcare environment, healthcare companies and providers must continuously make strategic changes in our operations and activities to adapt to changing economic, political, legislative, consumer and provider imperatives. We cannot assure you that we will continue to successfully adapt to every change or that our efforts will sufficiently address new demands in our marketplace. Moreover, our inability to successfully execute strategic changes in our operations, or the PHO's inability to do the same, could result in our dissolution and/or the dissolution of the PHO.

There is currently no public market for our common stock and there may never be a public market for our common stock and the Company has limited resources to repurchase the common stock.

The shares of Highlands Physicians common stock offered for sale in this offering are exempt from the registration requirements of the Securities Act of 1933, as amended, because we have complied with Regulation A of the Securities Act of 1933. If you purchase common stock in this offering you, along with all of our stockholders, will be required to enter into our Stockholders Agreement, which will severely limit your ability to sell your common stock. Our Stockholders Agreement specifically requires you to offer to sell your common stock back to us before you can sell your common stock to a third party. In addition, our Stockholders Agreement provides that we have an option to repurchase your common stock upon termination of the Participating Provider Agreement that you will also sign in connection with purchasing the common stock. There can be no assurance that we will have the resources available to repurchase your common stock, that other investors will be interested in purchasing your common stock, or that there will be third parties available to purchase your common stock in the event you determine that you are interested in selling it. Accordingly, you may not be able to liquidate your investment in Highlands Physicians and may be required to hold it for an indefinite period of time. **SEE, "TERMS OF THE OFFERING."**

There is no public or other market for shares of Highlands Physicians common stock, nor is a public market likely to develop in the near future. You should assume that it will be difficult or impossible to liquidate your investment in us, and you should expect to retain your Highlands Physicians common stock indefinitely.

We may not be able to conduct our transactions at arms' length.

Currently, our primary customer is the PHO, of which we are a stockholder. Many of the physicians in our provider network provide services for the PHO. We are furthermore dependent on the PHO for payment of compensation for services which we provide to the PHO. We will use our best efforts to conduct all negotiations and transactions with the PHO at arms' length. However, because of the interdependence of our operations and ownership with those of the PHO and Wellmont, and because many of the physicians in our provider network practice at a Wellmont facility, we are required to negotiate with the PHO based upon a recognition of both the needs of our provider network and Wellmont and, therefore, there can be no assurance that we will be able to obtain as favorable terms in our transactions with the PHO as though we were bargaining with an unaffiliated entity. **SEE, "DESCRIPTION OF THE BUSINESS."**

We have never issued dividends to our stockholders and we do not intend to issue dividends to our stockholders.

We have never paid dividends on shares of our common stock and we do not anticipate that we will pay dividends in the foreseeable future. If you anticipate that you will need dividend income, you should refrain from purchasing shares of our common stock.

Our common stock is subordinated to our other liabilities and obligations.

Our common stock is unsecured and subordinated in right of payment to most of our other liabilities and obligations. In the event of any insolvency or bankruptcy proceeding, or of any receivership, liquidation, reorganization or other similar proceeding, or in the event of any proceeding for voluntary liquidation, dissolution or other winding up of Highlands Physicians, whether or not involving insolvency or bankruptcy, then the holders of any indebtedness obligations of Highlands Physicians will be entitled to receive payment in full of all principal and interest on all indebtedness before the holders of shares of our common stock may receive any payments. Further, if any of the events listed in the prior sentence occur, there may be few, if any, funds available to distribute to stockholders after we satisfy the obligations we owe to our creditors.

We may be subject to legal proceedings that could adversely affects our business

We are not currently involved in any material litigation. However, due to the laws to which we are subject and the rules and regulations applicable to such laws and judicial decisions interpreting such laws, it is not uncommon for industry participants to be named as defendants in litigation alleging violations of such rules and regulations or the failure to comply with such rules and regulations. Therefore, there can be no assurance that we will not be named as a defendant in any future suits or that, if named, the effect will not adversely impact us or our financial condition.

Our success is dependent on the efforts of our executive officers and on our ability to attract and retain qualified employees.

Our success depends upon the continued contributions of our management, including A. Walter Hankwitz, our Executive Director. The loss of services of any of our key personnel, including Mr. Hankwitz, could adversely affect our operations and our financial condition. Currently, we have a continuously renewable Employment Agreement with Mr. Hankwitz initially effective on November 1, 1997 and amended effective November 15, 2000. Mr. Hankwitz's Employment Agreement currently is in effect through December 31, 2002, but is automatically renewed annually, unless it is terminated by either Mr. Hankwitz or us. If Mr. Hankwitz's Employment Agreement is not continued for any reason, we may be unable to replace him with an individual of similar expertise and skill and our business may be adversely affected. **SEE, "DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES – Biographical Information About our Executive Director."**

Superior Voting Rights of Class A and Class B Common Stockholders.

Under the Second Amended and Restated Articles of Incorporation, in addition to other required approvals, an affirmative vote not only of the majority of the common stockholders, but a majority of the Class A Common Stockholders and the Class B Common Stockholders, each voting separately as a class, is required. This may result in the interests of the Class A Common Stockholders and the Class B Common Stockholders becoming paramount to those of any other class of voting common stock of the Company.

WHERE YOU CAN FIND MORE INFORMATION

After the closing of this offering, we will not be subject to the reporting requirements of the Securities Exchange Act of 1934 and we will not be required to deliver an annual report or any periodic reports to our stockholders. We will, at any time, deliver to any stockholder, at the request of the stockholder, financial statements covering the three previous full fiscal years, which will include a Statement of Financial Condition, Statement of Income, Statement of Stockholders' Equity and Statement of Cash Flows.

We have filed an Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission (the "Commission") pursuant to Regulation A under the Securities Act of 1933, as amended. The Offering Statement, which includes this Offering Circular, contains information not described in this Offering Circular, including copies of certain documents referred to in this Offering Circular, and we hereby refer to the Offering Statement and its exhibits for further information about our company and this offering.

The Offering Statement may be inspected, without charge, at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the Offering Statement may be obtained from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

In addition, we have filed the Offering Statement with the Kentucky Department of Financial Institutions; the Tennessee Department of Commerce and Insurance, Securities Division; the Virginia State Corporation Commission, Division of Securities; and the West Virginia Sate Auditor's Office. Copies of the Offering Statement are available at the following offices of such authorities.

Kentucky Department of
Financial Institutions
1025 Capital Center Drive
Suite 200
Frankfort, Kentucky 40601

Department of Commerce and
Insurance
Securities Division
500 James Robertson Parkway
Volunteer Plaza, 6th Floor, Suite 680
Nashville, Tennessee 37243

State Corporation Commission
Division of Securities and Retail
Franchising
1300 East Main Street, 9th Floor
Richmond, Virginia 23219

West Virginia State Auditor's Office
Securities Division
Building 1, Room W-110
Charleston, West Virginia 25305

Requests for additional information concerning us, including a copy of our Certificate of Incorporation, and additional copies of the Offering Circular (including all agreements and documents attached to the Offering Circular as exhibits), should be directed to:

Mr. A. Walter Hankwitz
Executive Director
Highlands Physicians, Inc.
2550 East Stone Drive, Suite 220
Kingsport, Tennessee 37660
423.392.1920

FORWARD LOOKING STATEMENTS AND OTHER RISKS

This Offering Circular contains forward-looking statements, including most importantly, but not limited to, information concerning possible or assumed future results of operations of Highlands Physicians, Inc. listed under "DESCRIPTION OF THE BUSINESS" and those statements preceded by, followed by or that include the words "may," "believes," "expects," "intends," "estimates," "anticipates" or the negation thereof, or similar expressions. The achievement of the outcomes described in any forward-looking statements is subject to both known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of those involved in the healthcare industry, in general, and of Highlands Physicians, Inc., in particular, to be materially different from any outcomes expressed or implied by such forward-looking statements. Prospective Purchasers should understand that several important factors, in addition to those discussed under "RISK FACTORS" herein and elsewhere in this document, could affect the future results of Highlands Physicians, Inc. and could cause those results to differ materially from those expressed in the forward-looking statements contained herein. Such additional factors include, among other things, future economic, competitive and regulatory conditions, financial market conditions and future business decisions (of Highlands Physicians, Inc. and its competitors), all of which are difficult or impossible to predict accurately and many of which are beyond the control of Highlands Physicians, Inc.

PLAN OF DISTRIBUTION

We are offering to sell an aggregate of the following shares of our common stock in this offering:

- 5,000 shares of Class A Common Stock to our credentialed physicians practicing in Kingsport, Tennessee;
- 5,000 shares of Class B Common Stock to our credentialed physicians practicing in Bristol, Tennessee;
- 1,500 shares of Class D Common Stock to our credentialed physicians practicing in Big Stone Gap, Virginia;
- 1,000 shares of Class E Common Stock to our credentialed physicians practicing in Rogersville, Tennessee;
- 2,000 shares of Class F Common Stock to our credentialed physicians practicing with the Holston Medical Group in Kingsport, Tennessee; and
- 6,500 shares of Class G Common Stock to our credentialed physicians practicing in Johnson City, Tennessee.

We do not have any required minimum aggregate amount of shares of our common stock to be sold pursuant to the offering. The offering will begin on the date of this Offering Circular and continue either until March 31, 2003 or until we, in our sole discretion, determine that it is in our best interest and that of our common stockholders to terminate the offering, which in any event shall not be later than June 30, 2003. We plan to offer and sell our common stock directly to investors and we have not retained any underwriters, brokers, or placement agents to conduct or consummate this offering. Dr. Nelson Gwaltney, President and a member of our Board of Directors, and assisted by Mr. A. Walter Hankwitz, Executive Director, will conduct this offering on our behalf.

If we accept your subscription to purchase our common stock, you must purchase 100 shares for $1,500 of that class of our common stock for which your subscription is tendered and accepted, and you may purchase no more than 100 shares for $1,500 of said class of common stock.

Our market for this offering will be limited to physicians (1) who have been credentialed by us as described in the 1997 Restated Participating Provider Agreement and who have executed all required documentation required by us in our credentialing process, including a Physician Membership Application and the Conditions of Application; (2) who practice (a) at a Wellmont-owned facility, (b) in a community where a Wellmont-owned facility is located, (c) in a professional service company, one or more of whose common stockholders are also common stockholders of Highlands Physicians and all of whom meet our credentialing criteria; or (d) with a group or organization that the Board of Directors, in its sole discretion, deems to be an appropriate organization; (3) who live in Virginia, Kentucky, Tennessee or West Virginia; (4) who satisfy our practice location requirements; and (5) whose subscriptions we accept. We intend to publicize this offering by personal letter directed solely to physicians who have been credentialed by us for service in the PHO. **SEE, "DESCRIPTION OF THE BUSINESS."**

If you qualify for participating in this offering and you would like to purchase our common stock in this offering, you must (1) execute and deliver to us (A) a Subscription Agreement and (B) a Stockholders Agreement, and (2) pay $1,500, (A) by check, payable to Highlands Physicians, Inc., or (B) at the discretion of Highlands Physicians' Board of Directors, by delivery of a promissory note in favor of Highlands Physicians. You must also have executed, or be a member of a company that has executed a 1997 Restated Participating Provider Agreement. We reserve the right to reject any Subscription Agreement. If we reject your Subscription Agreement, we will return to you the funds we received from you without interest or deduction. We will not offer any shares of our common stock for the account of our current common stockholders.

USE OF PROCEEDS

We anticipate that the net proceeds from the sale of our common stock in this offering will be $275,000, after we deduct the expenses of this offering from all proceeds we receive. We anticipate that our expenses for this offering will not exceed $40,000. We intend to use the all of the proceeds of this offering for working capital, including the payment of salaries for our employees, costs associated with meetings of our stockholders and Board of Directors (including committees thereof), rent, legal fees and accounting fees for both this offering and those incurred by us on an ongoing basis.

CAPITALIZATION

The following table contains the capitalization of Highlands Physicians, Inc. as of June 30, 2002 on a historical basis and on an adjusted basis, to reflect the issuance by Highlands of an estimated $315,000 shares of common stock. **SEE, "USE OF PROCEEDS."** This table should be read and considered in conjunction with other portions of this Offering Circular, including the financial statements of Highlands Physicians, Inc. made a part hereof.

	June 30, 2002* (unaudited)	
	Actual	Pro Forma As Adjusted
Indebtedness:		
Total Current Liabilities	$ 19,660.85	$ 19,660.85
Total Long-Term Liabilities	0.00	0.00
Total Liabilities	19,660.85	19,660.85
Stockholders' equity:		
Capital Stock:		
Class A Common, $1.00 Par Value, 27,000 Shares Authorized, 26,000 Shares Issued and Outstanding	21,000.00	26,000.00
Class B Common, $1.00 Par Value, 27,000 Shares Authorized, 21,000 Shares Issued and Outstanding	16,000.00	21,000.00
Class C Common, $1.00 Par Value, 3,000 Shares Authorized, No Shares Issued and Outstanding - Non-Voting	0.00	0.00
Class D Common, $1.00 Par Value, 5,000 Shares Authorized, 3,800 Shares Issued and Outstanding	2,300.00	3,800.00
Class E Common, $1.00 Par Value, 2,500 Shares Authorized, 1,700 Shares Issued and Outstanding	700.00	1,700.00
Class F Common, $1.00 Par Value, 10,000 Shares Authorized, 7,100 Shares Issued and Outstanding	5,100.00	7,100.00
Class G Common, $1.00 Par Value, 7,500 Shares Authorized, 7,400 Shares Issued and Outstanding	900.00	7,400.00
Additional Paid-In Capital	548,992.77	802,992.77
Retained Earnings	281,133.63	281,133.63
Total Stockholders' Equity	876,126.40	1,151,126.40
Total Liabilities and Stockholders' Equity	$895,787.25	$1,170,787.25

* Please note that while the offering is not underwritten, management is reasonably confident that approximately 28 of the credentialed physicians who are not at the time of the offering already common stockholders of Highlands Physicians will purchase our common stock as required. Thus the pro forma calculations reflect this assumption. Additional shares of common stock will be offered for sale to those physicians who become credentialed by us after the date hereof but before the offering is terminated.

DESCRIPTION OF THE BUSINESS

The following section contains a discussion of the business of our company, Highlands Physicians, Inc., and summary discussions of our material agreements, which form the basis of our primary commercial relationships. We do not represent that the discussion of our material agreements addresses every matter about which you may be interested. We encourage you to review our material agreements for a complete understanding of all of the terms and conditions of our commercial relationships. Agreements not attached to this Offering Statement are available upon request.

Highlands Physicians

Highlands Physicians, Inc., a Delaware corporation, was incorporated on August 20, 1993 and qualified to do business in Tennessee on February 1, 1994. We operate as an independent practice association designed (1) to facilitate the consultation and cooperation of our members so that their various medical expertises are provided in a coherent and seamless manner to their patients, and (2) to perform management services for our common stockholders and those physicians who are part of the Highlands Physicians, Inc. network (often called our "participating providers"). The services we provide include (i) recruitment of physicians and other healthcare providers; (ii) negotiation of contracts with healthcare providers, hospitals, clinics, and third party payors; (iii) management of contracts on behalf of healthcare providers, hospitals and clinics; (iv) utilization review and management; and (v) credentialing of physicians and other healthcare providers. We are not a practice management company and we do not manage the day-to-day operations of our participating providers, including the physicians who are part of our network, and those physicians who are both part of our network and who are also our common stockholders.

To fully understand our operations, it is important to understand the strategic alliance documented by our contractual relationship that we have formed with Wellmont Health System ("Wellmont"). Wellmont, a Tennessee non-profit corporation, operates hospitals and clinics in northeast Tennessee and southwest Virginia. Together with Wellmont, we formed and we operate the Highlands Wellmont Health Network, Inc. (the "PHO"). It is through the PHO that we support our network of participating providers, by negotiating and establishing commercial relationships with insurance companies, other payors and managed care organizations to obtain patients for our participating providers. Our participating providers are not required to contract with insurance companies, other payors and managed care organizations exclusively through us, but can enter into these contracts individually or through their practices or other groups.

The PHO is a Delaware corporation, owned equally by Wellmont and Highlands Physicians: Wellmont owns 100% of the authorized and issued Class A Common Stock, and we own 100% of the authorized and issued Class B Common Stock. The PHO's Certificate of Incorporation provides that each of the PHO's Class A Common Stockholders and the PHO's Class B Common Stockholders have identical rights. Eight of the 16 members of the PHO's Board of Directors are elected by Wellmont, as the Class A Stockholder, and the remaining eight members of the Board of Directors are elected by us, as the Class B Stockholder.

We are the PHO's exclusive physician network. We provide our network of participating providers to the PHO. Individual physicians must be credentialed by us to participate in Highlands Physicians and, through us, the PHO. Physicians are not able to participate directly in the PHO, but rather must participate through us by executing a Participating Provider Agreement with us and satisfy our credentialing criteria. As its contribution to our strategic alliance, Wellmont supplies the facilities to the PHO. As a result of its ownership by Wellmont and us, the PHO is able to represent a network of both physicians and provider facilities. Accordingly, the PHO, as it is comprised of both physician and hospital services, it is able to provide both physician and hospital services to healthcare providers (and ultimately to individuals who meet eligibility requirements and for whom premiums are paid under health benefit arrangements (the "covered lives") through a single organization; such an organization which (i) establishes mechanisms to monitor and control costs and to assure the quality of care provided, (ii) selects those physicians to participate therein who are qualified practitioners, and (iii) makes a significant investment in the infrastructures needed to achieve these goals, is often referred to as a "clinically integrated healthcare system". Management believes that this clinically integrated healthcare system, including our independent practice association, makes us an attractive managed care organization to healthcare providers as it streamlines and facilitates the provision of healthcare services for both the healthcare provider and the covered lives.

The PHO negotiates contracts with health insurance companies, other payors and managed care organizations for the reimbursement for all services rendered by the physician network on a discounted fee-for-service basis; no capitation arrangements exist. In addition to standard and health benefit services, the PHO also offers self-funded employers the following products: Case Care, Employee Solutions and Wellness products. The PHO has entered into 19 contracts for 28 products with insurance companies and/or managed care organizations and 22 contracts pertaining to 45,000 covered lives with self-funded employers. The PHO earns its revenues primarily in three ways: (1) charging clients fees for its Case Care, Employee Solutions and Wellness products; (2) charging self-funded employers network access fees; and (3) charging all of its participating providers, including independent practice association members and Wellmont facilities, an administrative fee. Although the members of the physician network are allowed to negotiate contracts with health insurance companies, managed care organizations and payors directly, most of the network physicians, who are also our common stockholders, rely on us, in concert with the PHO, to negotiate those agreements. Further, as discussed below, we support the PHO in its activities and contracts with insurance companies, other payors and managed care organizations.

We identify new potential physicians to join our physician network in several ways. When Wellmont adds a new facility to its network of hospitals and clinics, Wellmont or we identify the number of physicians and health care specialties which will be necessary to operate the new facility. As part of the efforts to identify the needs of the new facility, we hold a meeting with the new facility's existing medical staff to determine what staffing needs are being adequately addressed. In addition, our Executive Director and our Physician Needs Committee work to determine the number of physicians and health care specialties which should be recruited to adequately staff the new facility and the surrounding health care market. Any physician whom we have identified as a potential member of our network of participating providers is sent a letter and an application packet and, upon receipt by us of a completed application packet, the physician begins our credentialing process. In addition, our Physician Needs Committee works to proactively identify need based on the PHO's plans to expand geographically or to fill voids in a needed physician specialty within our current market.

To become a member of the Highlands Physicians' physician network, but not a common stockholder of Highlands Physicians, a physician must submit a completed Participating Provider Agreement and application to us, satisfy rigorous credentialing criteria, and have the same approved by both our and the PHO's Boards of Directors. We currently have Participating Provider Agreements with more than 650 physicians.

Under those Participating Provider Agreements, the physicians agree to provide professional services in accordance with specified terms and conditions to patients whose health benefits are covered by health insurance companies, other payors and managed care organizations. In the event that the physician satisfies the credentialing criteria, is approved by both Boards of Directors, and works at a specified Wellmont location, he then is required to become a common stockholder of Highlands Physicians. In the event he does not work at a specified Wellmont location, then he cannot purchase our common stock, but rather simply continues to be a participating provider in the network and to receive the full benefits that such participation in the network provides.

To become a common stockholder of Highlands Physicians, a credentialed physician must execute and deliver to us a Subscription Agreement and a Stockholders Agreement, and pay us $1,500 in cash, or at the discretion of Highlands Physicians' Board of Directors, by delivery of a promissory note to Highlands Physicians. Under the terms of the Stockholders Agreement, the credentialed physician may not pledge or assign his common stock, and must offer his common stock to us, for repurchase by us, for $1,500 plus all additional amounts of paid-in capital, in the event he resigns from Highlands Physicians. Currently, 460 of the 650 physicians who participate in our physician network are common stockholders. It is anticipated that additional physicians will be credentialed and become common stockholders as a result of this Offering.

We currently enjoy three streams of revenues: First, revenue is generated under the terms of the Preferred Provider Agreement with the PHO which provides that we will be paid $22,950 per month for providing certain specified services set forth above. Our second stream of revenue is derived from a fee of $250 for each new participating provider application received which must undergo our credentialing process. Our third stream of revenue is an administrative fee invoiced quarterly to our physician members as 1.25% of the reimbursement received through contracts accessed through the PHO for which we provide support. We are currently in the process of developing what we anticipate will be a fourth revenue stream through the establishment of a clinical trials program in which our participating providers will participate in clinical trials of primarily medical equipment and pharmaceuticals. To date, however, no agreements for participation in any clinical trial programs have been executed, although one is currently under negotiation. This potential additional revenue stream is very preliminary and subject to regulation, and there is no assurance that it will result in income to us. Finally, we are once again investigating participating in gain sharing programs. But again, this investigation is very preliminary, is subject to regulation, and there are no assurances that it will result in income to us.

We provide limited direct services to our common stockholders. Periodically we answer participating providers' questions regarding a term, condition or reimbursement for specific services regarding a contract in place with a health insurance company, managed care organization or payor. We also provide utilization review and management services. These services are overseen by our Utilization Management Committee which meets monthly in tandem with our Quality Improvement and Pharmacy and Therapeutics Committees (collectively, the "Committees"). PHO personnel prepare updated schedules on a monthly basis delineating various utilization statistics for contracts at which we are at financial risk of loss and which are tied to fiscal performance of individual contract fund pools. These schedules are reviewed and discussed and corrective action plans are created at our monthly Committees meetings. We also employ a full-time Contract Administrator who manages the contracts negotiated by the PHO. Routinely, we generate reports delineating volumes of business and reimbursements that should be received by providers accessing those contracts through their relationship with us and the PHO. The Contract Administrator also assists our Executive Director in negotiating the terms, conditions and reimbursements for new and renewing contracts.

The Board of Directors has also approved continuing development of a Multiple Employer Welfare Arrangement in which all of the practices of our credentialed physician members would be able to participate. Under this arrangement, a consortium of companies could pool their people together to form the critical mass necessary to be able to self-insure for health benefits. It is anticipated that self-insuring under this arrangement, will result in the cost of purchasing health insurance being lower than purchasing health insurance from a carrier due to significantly lower administrative costs. Also, this type of program may provide more predictable and stable rates in the future.

Our common stockholders also elect a Board of Directors to which each of our seven standing committees reports. Our seven standing committees include the Finance/Audit Committee which oversees our fiscal performance and capital needs; the Credentialing Committee which oversees the credentialing of our members; the Physicians Needs Committee which determines the need for network providers; the Quality Improvement Committee which oversees quality issues and develops practice guidelines; the Utilization Management Committee which oversees utilization issues; the Pharmacy and Therapeutics Committee which oversees drug issues and formulary development; and the Clinical Research Committee which oversees all aspects of clinical research performed by our physician members as investigators.

The PHO's operations affect us strategically and tactically. Strategically, we, together with Wellmont, provide the elements necessary for the PHO to function as a clinically integrated healthcare system under a unified management. It is because of the existence of the clinically integrated healthcare system that the PHO is able to assure the provision of quality healthcare and to contract on favorable terms, conditions and reimbursements with health insurance companies, other payors and managed care organizations. Tactically, while the rights and obligations of the PHO and payors are interconnected through a series of contracts, the medical practices of the participating providers are wholly independent from Highlands Physicians, Wellmont and the PHO. Because of this independence, in the event that we were to agree with Wellmont to disband the PHO, the medical practices of the individual participating providers could continue independently and the medical care to the patients continue. We do, however, acknowledge, that both the Wellmont facilities and our physicians are subject to extensive governmental regulation. We fully anticipate that material changes in said governmental regulations may directly impact Wellmont and our credentialed physicians and potentially may affect the activities that we can undertake.

Historically, in order to finance our operations, we have borrowed money from Wellmont and pledged our assets as security for obligations of the PHO. As of the date of this Offering Circular, all our obligations on these loans from Wellmont have been repaid and our pledges have been terminated.

Our Relationship With The PHO

1. Our prior private placement offerings of shares of our common stock.

In 1993 and 1994, we conducted our first private placement of our Class A Common Stock, with a par value of $1.00 per share, to our network physicians practicing in Bristol, Tennessee. In 1997, we conducted our second private placement of our Class A Common Stock, with a par value of $1.00 per share, to our network physicians practicing in Kingsport, Tennessee. In 1998, we conducted our third private placement of our Class D Common Stock, with a par value of $1.00 per share, to our network physicians practicing in Big Stone Gap, Virginia. As a condition to their purchase of shares of our common stock, the physicians, as stockholders of our company, were required to execute a Stockholders

Agreement, dated November 2, 1993, as amended effective May 6, 1996, and a Participating Provider Agreement with us.

2. Our purchase of shares of the Class B Stock of the PHO.

The funds raised in the first private placement of stock to the Bristol physicians served as our initial capital. We used this initial capital to purchase 100 shares of the PHO's Class B Common Stock, par value $1.00 per share, for an aggregate purchase price of $100,000. Bristol Memorial Hospital, Inc., which has since formed a part of, and changed its name to, Wellmont, purchased 100 shares of the PHO's Class A Common Stock, par value $1.00 per share, for an aggregate purchase price of $100,000. The Certificate of Incorporation of the PHO provides that each of the shares of the Class A Common Stock and the Class B Common Stock have identical rights, except that the holders of the Class A Common Stock have the right to elect eight directors and the holders of the Class B Stock have the right to elect eight directors. Actions must be approved by holders of a majority of each of the Class A Common Stock and the Class B Common Stock present at a meeting at which a quorum (consisting of a majority of the Class A Common Stock and a majority of the Class B Common Stock) is present. The affirmative vote of two-thirds of the PHO Board of Directors is required to take any action, provided that a minimum of two votes from each of the Class A Directors and the Class B Directors is required.

In addition, on June 25, 1996, we obtained the commitment of Wellmont to match our contributions to the capital of the PHO in excess of $25,000.

3. The PHO Stockholders Agreement.

In our capacity as a common stockholder of the PHO, we, along with Wellmont and the PHO, have entered into a Stockholders Agreement which requires all of the PHO's stockholders to offer their shares of the PHO's common stock, first to the PHO, and, second to the other party to the Stockholders Agreement, before selling the stock to a third party. The Stockholders Agreement also provides that during the term of the Stockholders Agreement, neither Wellmont nor we will become a partner, stockholder, or investor in, or otherwise in any manner own, establish or operate an entity which competes with the PHO in the geographic areas in and around Bristol, Tennessee and Kingsport, Tennessee, or solicit the PHO's payors or referral sources referring payors to the PHO for any competing entity. This prohibition against competition and solicitation does not preclude Wellmont, us or our individual common stockholders or credentialed physicians from conducting general marketing or advertising efforts in the Bristol and Kingsport, Tennessee areas or from entering into contracts to provide services in managed care networks competing with the PHO outside of the Bristol or the Kingsport, Tennessee areas. It does not require that our individual physician members use the PHO as their exclusive managed care organization in any geographical area. Accordingly, any member of the physician network may enter into contracts directly with health insurance companies and other managed care organizations that compete with the PHO in any geographical area. In addition, these prohibitions on competition and solicitation, excludes the independent practice associations in existence as of May 1, 1996 comprised of physicians on the medical staff of Holston Valley Hospital.

The PHO Stockholders Agreement provides that the PHO may be dissolved under the following circumstances:

A. The non-breaching party may dissolve the PHO if there is a material breach of the Stockholders Agreement or the Preferred Provider Agreement between Wellmont and the

PHO or the Preferred Provider Agreement between us and the PHO which is not remedied in a timely manner;

B. Wellmont may dissolve the PHO if the Internal Revenue Service requires dissolution of the PHO for the continuation of Wellmont's tax exempt status; or

C. Either party may dissolve the PHO if the Office of the Inspector General of the U.S. Department of Health and Human Services or similar state or local authority requires the dissolution of the PHO as a condition for not imposing sanctions for violations of applicable statutes or regulations. **SEE "RISK FACTORS"**

4. Preferred Provider Agreements.

The PHO has also entered into Preferred Provider Agreements, effective November 9, 1993, with both us and Wellmont, which forms another basis for our relationships with both the PHO and Wellmont. Our Preferred Provider Agreement with the PHO can be terminated (1) by mutual agreement of the parties; (2) by either party during the thirty day period beginning on March 15 of each year beginning in 2002; or (3) by either party if the other party is adjudicated bankrupt, becomes insolvent, has a receiver of its assets or property appointed or makes a general assignment for the benefit of creditors or institutes or causes to be instituted any proceeding in bankruptcy. Finally, each of these Preferred Provider Agreements contain confidentiality provisions.

Our Preferred Provider Agreement with the PHO governs the obligations and duties of the PHO and us. Under the terms of this agreement, we are required to perform the following:

A. To manage the execution of our Participating Provider Agreements we have signed with our physicians network;

B. To recruit a sufficient number of credentialed physicians to enable the PHO to market the PHO to payors to obtain payor agreements;

C. To recruit credentialed physicians who agree to a competitive maximum benefit schedule to enable the PHO to market the PHO to payors to obtain payor agreements; and

D. To maintain a sufficient number of credentialed physicians to enable the PHO to fulfill its obligations under existing payor agreements.

In addition, under the terms of our Preferred Provider Agreement with the PHO, the PHO is required to perform the following:

A. To enter into payor agreements on behalf of credentialed physicians;

B. To implement and maintain systems to respond to payors, eligible persons and credentialed physicians requests for information; and

C. To provide to credentialed physicians information and/or clarification concerning the policies of the operation of the individual and group health benefit contracts or plans of a payor with respect to which services are to be provided under our Preferred Provider Agreement with the PHO.

Further, in order to strengthen the PHO's role in our operations, we made the PHO a third party beneficiary of our Participating Provider Agreements. We believe that by combining the strengths of Wellmont, the PHO, and our network of physicians, we improve our ability to form commercial relationships with third party payors, to broaden our reach to the covered lives and to improve the delivery of quality healthcare thereto.

The PHO has also entered into a Preferred Provider Agreement with Wellmont to memorialize the relationships between the PHO and Wellmont. The relationships memorialized in the Wellmont Preferred Provider Agreement indirectly provide our network of providers and the PHO with access to Wellmont's substantial healthcare facilities. Under the terms of the Preferred Provider Agreement between Wellmont and the PHO, Wellmont is obligated to perform the following:

A. To provide covered services to eligible persons in the same manner, and in accordance with the same medical and temporal standards, as is given to all other patients;

B. To comply with the utilization management program of the PHO and of payors;

C. To accept specified amounts as payment in full for covered services provided by Wellmont to eligible persons;

D. To use its best efforts to negotiate fees to enable the PHO to obtain and maintain payor agreements; and

E. To assist credentialed physicians in the referral of eligible persons to other credentialed physicians when the covered services required by eligible persons are not provided by Wellmont, if medically appropriate.

Under the terms of the Preferred Provider Agreement between Wellmont and the PHO, the PHO is obligated to perform the following:

A. To enter into payor agreements on behalf of credentialed physicians;

B. To implement and maintain systems to respond to payors, eligible persons and credentialed physician requests for information; and

C. To provide to Wellmont information and/or clarification concerning the policies of the operation of the individual and group health benefit contracts or plans of a payor with respect to which services are to be provided under the Preferred Provider Agreement.

Company's Strategic Position

1. Marketplace.

We operate in and around the Kingsport, Johnson City and Bristol, Tennessee and Bristol, Virginia (collectively, the "Tri-Cities") market area. This market includes northeast Tennessee and southwest Virginia. Our physician network is comprised of more than 650 physicians who provide a complete line of primary care and specialty care throughout our market area. In addition, our market consists of primary, secondary and tertiary level hospitals. In the past few years, management has noted the emergence of two major health delivery systems in this market: Wellmont and Mountain States Health System. We are affiliated with Wellmont, and, as detailed above, together with Wellmont, we own and operate the PHO. Management believes that the PHO has experienced significant growth as it now provides healthcare services for more than 46,000 covered lives covered by self-funded employers. Based upon the information contained in the January 2001 Harkey Report (Tennessee Market Guide), management believes that this represents about 28% of the preferred provider organization business in this market.

We believe that the demographics of the Tri-Cities market engenders a high rate of insurance coverage and potential for growth in the healthcare services industry. The Kingsport Chamber of Commerce has indicated that the Tri-Cities market has a population of 462,800, which has recently grown at less than 1% per year. This region has a diverse economic base and strong manufacturing sector. The labor force is 226,000 persons strong with a low unemployment rate of 3.9%. The employment for the region is broken down as follows: 29% administration, 12% sales, 18% service, 2% farming, 31% manufacturing, 7% transportation. This employment mix creates a high rate of insurance coverage for the region. The average age for the region is thirty-five (35) years of age. We believe that the advancing age of the population will create more demand for healthcare services.

2. Products and Services.

We, through our relationships with the PHO, provide healthcare products directed to commercial businesses that are self-funded as well as fully insured. The PHO's main products include direct contracting with self-funded employers for group health, behavioral health and wellness programs. Specifically, under "*Employee Solutions*", in collaboration with Occupational Health Consultants of America, we provide a behavioral health product to the markets that we serve which includes counseling, mental health and chemical dependency programs, wellness seminars, referrals services , case management review programs and claims payment services. Through our "*Wellness Programs*", we provide personal wellness profiles (including comprehensive fitness assessments and exercise and nutrition guidelines), disease management and intervention, self-care workshops and membership in the Bristol Wellness Center. *Direct Choice*, a new venture, which is a fully insured product, was launched in the summer of 2001. We have no financial obligations in connection with this venture.

To support the group health product with self-funded employers, the PHO operates *Case Care*, a case management program which provides preadmission approval, conducts concurrent reviews, and manages out of network services. Through these products and services, we provide quality healthcare to the covered lives we service. Through our relationship with the PHO, the physicians in our network provide many of the healthcare services offered through the PHO's sale and distribution of its healthcare products.

In addition, as discussed above, we perform management and contracting services for our network of physicians and for the PHO to support both the delivery of healthcare to patients and the formation of commercial relationships with insurance companies, managed care organizations and other payors. The services we provide include (1) recruitment of physicians and other healthcare providers; (2) negotiation of contracts with healthcare providers, hospitals, clinics, and third party payors; (3) management of contracts on behalf of healthcare providers, hospitals and clinics; (4) utilization review and management; and (5) credentialing of physicians and other healthcare providers.

3. Competition.

As detailed in the next section, we face significant competition in our market regions. Our competitors range from national managed care organizations to physician groups that participate in our network of providers. Our main competitors are insurance companies such as Blue Cross Blue Shield, which offer preferred provider organization products, as well as other regional provider organizations that are involved in direct contracting of healthcare products. Local medical groups also have direct contracts with managed care organizations for specific services. These groups also may be members of Highlands Physicians, and therefore they may compete with us in the delivery of healthcare products and services.

4. Target Clients.

We offer our products and services to all commercial health businesses. Direct contracting is focused mostly at self-funded companies, which tend to have in excess of 100 employees. In addition, we will provide management services to support the PHO's new product, *Direct Choice*, which will be focused at the smaller employer that purchases fully insured plans. With this full array of products and services, such as wellness programs and *Case-Care*, we believe that we, as the owner and partner of the PHO, are positioned to market to a wide range of commercial businesses.

Competition

Competition in our industry is multi-faceted. Our principal competitors can be categorized into three components: (1) large local medical groups which participate in the PHO, but choose to contract with managed care organizations directly rather than through us; (2) other independent practice associations and physician hospital organizations in northeastern Tennessee and southwest Virginia that have provider networks which include physicians and other healthcare providers which are also members of our networks; and (3) managed care organizations and preferred provider organizations which provide services similar to the products and services we offer.

1. Medical groups which contract directly with managed care organizations.

As an independent practice association, we focus our operations primarily on recruiting and representing physicians in contract negotiations and formations with health insurers, managed care organizations and other payors. Many physicians and medical groups choose to contract directly with healthcare insurers, managed care organizations and other payors directly, rather than join an independent practice association. However, we believe that as we have been able to show "value added" to our network of physicians in contracting with health insurers, managed care organizations and other payors through us rather than directly, the number of physicians and medical groups participating in payor contracts through us has increased thereby strengthening our position in the marketplace with payor organizations. We intend to continue to expand our network of physicians and our contracts with health insurers, managed care organizations and other payors by demonstrating the value we add through our ability to operate as a network. However, there can be no assurance that this expansion will continue or that we will be able to continue to maintain or expand our network of providers.

2. Independent practice associations and physician hospital organizations.

As an independent practice association, we compete with other independent physician associations for physicians practicing in our market areas. In addition, as an owner and provider of services to the PHO, competitors of the PHO may be regarded as our competitors.

Prior to its dissolution effective August 1, 2001, there was one other independent practice association and two physician hospital organizations in the northeastern Tennessee and southwestern Virginia market that competed directly with us and the PHO. Consolidated Physicians Network was an independent practice association that was created as a result of the merger of the Kingsport and State of Franklin independent practice associations. As a result of the dissolution of the Consolidated Physicians Network, management believes that some of the former members thereof may be amenable to joining us. We are actively working to recruit these former members in Washington, Carter and Unicoi counties in Tennessee to join and participate as members.

In addition, because we are a strategic partner of Wellmont, a large network of hospitals and clinics in Tennessee, competitors of the PHO and Wellmont, may be considered as our competitors. The PHO's primary competition in the geographic region known as the "Tri-Cities" area (collectively, Kingsport, Johnson City and Bristol, Tennessee and Bristol, Virginia) is the Johnson City Medical Center. Johnson City Medical Center is based in Johnson City, Tennessee and is regarded as a strategic partner of Mountain States Health Alliance, Wellmont's main competitor. Mountain States Health Alliance is a 90% equity owner in PHP/Cariten, a company that offers a preferred provider network to self-funded employers and a fully insured health maintenance organization and point-of-service products to non-self funded employers. Even though these products compete with those offered by the

PHO, the PHO has a contract to participate as a provider in the PHP/Cariten products. In addition, Wellmont has submitted and obtained Certificate-of-Need approval to develop a 65-bed full service community hospital in Johnson City, Tennessee. The Certificate-of-Need approval is being appealed by Mountain States Health Alliance and resolution of the appeal is expected in the second half of 2002. Should Wellmont's Certificate-of-Need prevail over this appeal, Wellmont will be the only entity with a hospital in each of Kingsport, Johnson City and Bristol, Tennessee. Moreover, should some of the members of the Consolidated Physicians Network providers in the greater Johnson City area join our network of providers, then the PHO will be the only physician hospital organization in the Tri-Cities area with integrated delivery system components in each of the Tri-Cities.

We and the PHO also have operations in southwest Virginia. Southwest Virginia Health Net, based in Abingdon, Virginia, is another competing physician hospital organization that consists of Johnson Memorial Hospital and the physicians on its medical staff. For the last couple of years, Southwest Virginia Health Net has participated with us in a direct contract with a large local self-funded employer, and has recently decided that the hospital will terminate its participation in this contract effective June 1, 2001. However, we believe that it is likely that many of the physician-members of Southwest Virginia Health Net will continue to participate in this contract. Last year, Southwest Virginia Health Net established an alliance with Virginia Carolina Managed Care, Inc., a Virginia corporation, that serves as a physicians hospital organization based in eastern Virginia, to develop the infrastructure necessary to market its network of providers, in direct competition to the PHO, to self-funded employers in southwest Virginia. The alliance between Southwest Virginia Health Net and Virginia Carolina Managed Care could pose a competitive challenge to our operations and the PHO's operations in southwest Virginia. We believe that by continuing to pursue avenues of expansion in our network of providers and by working collaboratively with both the PHO and Wellmont, we will be able to meet these new competitive challenges in southwest Virginia. However, there can be no assurance that we will be able to continue to successfully compete with any independent physician associations or physician hospital organizations in our market areas.

3. Managed care organizations and preferred provider organizations.

Employee healthcare is very competitive in the Tri-Cities market, the primary market for our products and services. Most of the competition is in health maintenance organizations and preferred provider organizations. According to the July 2001 Harkey Report (Tennessee Market Guide), health maintenance organizations service 15% of all of the contracted covered lives in northeastern Tennessee; another 25% of the covered lives are serviced by point of service products, of which John Deere Health, Inc. dominates the market; the largest sector of the northeastern Tennessee market has preferred provider organization which provide medical insurance coverage for approximately 60% of the remaining covered lives in northeastern Tennessee.

The preferred provider organization market in the Tri-Cities market has grown, and managed care organizations, regional providers and national preferred provider organization networks compete for customers in this market. Within this product in the Tri-Cities market, we estimate that Blue Cross/ Blue Shield has captured approximately 40%, the PHO has captured approximately 28%, Mountain States Managed Care has captured approximately 13% (via PHP/Cariten) and Consolidated Physician Network has captured approximately 7%.

In southwest Virginia, another market in which we compete, the dominant managed care organization is Trigon Healthcare, Inc., a company that had its beginnings as Blue Cross/Blue Shield of Virginia and claims nearly 2,000,000 members and a 32% market share (or one in three Virginians in its licensed service area.). Trigon Healthcare, Inc. offers two products in southwest Virginia. One product is "gatekept" (a health maintenance organization) and the other is "open access" (a fully-insured point of service or self-funded preferred provider organization product). Although other managed care organizations have a presence in southwest Virginia, none have provider networks as comprehensive as Trigon Healthcare, Inc. Trigon Healthcare, Inc. is the main competitor to our fully insured *Direct Choice* product, which we anticipate will capture market share in southwest Virginia.

We believe that as both we and the PHO further develop our provider networks throughout the greater Tri-Cities market and introduce products that will satisfy the needs of commercial purchasers, the number of covered lives covered by our products will increase resulting in a commensurate increase in market share penetration. However, there can be no assurance that we will be able to increase the number of covered lives covered by our products or the products of the PHO.

Description Of Property

We lease approximately 3,473 square feet of office space located at 2550 East Stone Drive, Suite 220, in Kingsport, Tennessee, at a cost of $43,412.50 per year. The five year lease expires in February 28, 2003. We believe that our leased office space is adequate for our intended use and is adequately covered by insurance.

Intellectual Property

We have no patents, trademarks, copyrights, trade secret or other proprietary information (except for information regarding our financial statements).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

All directors of Highlands Physicians hold office until the next annual meeting of the stockholders of Highlands Physicians, or until their successors are duly qualified and elected.

1. The following persons currently serve as Class A Directors of Highlands Physicians:

Name of Director	Age	Position	Director Since
Carl Bendeck, M.D. (1) (5)	47	Director	September, 2000
Arthur Boyd, M.D.(2)	55	Director	October, 1999
Gary O. Casey, M.D.	51	Director	June, 2001
Stephen Combs, M.D. (6)	36	Director	June, 2000
Gregory DeMotts, M.D. (3)(5)	50	Director, Secretary, Treasurer	March, 1998
Herbert Ladley, M.D.	50	Director, Vice President	March, 1998
Robert Saunders, M.D. (6)	38	Director	March, 2002
Tony Seaton, M.D. (3)	40	Director	October, 1999
R. Douglas Strickland, M.D.	41	Director	March, 1998

2. The following persons currently serve as Class B Directors of Highlands Physicians:

Name of Director	Age	Position	Director Since
Chad T. Couch, M.D.	38	Director	March, 2002
Jere Ferguson, M.D. (5)	53	Director	August, 1993
Richard Foster, M.D.	51	Director	October, 1999
Thomas W. Green, M.D.	57	Director	June, 1998
David Nelson Gwaltney, M.D. (7)	49	Director, President	August, 1993
Thomas E. Mitoraj, M.D. (6)	41	Director	October, 1999
Mark Overbay, M.D.	39	Director	March, 2002
Bert E. Tagert, M.D.	43	Director	October, 1999
David E.Thompson, M.D.	42	Director	August, 1993
Ronald L. Williams, M.D.	53	Director	March, 2001

The Class D Common Stockholders, the Class E Common Stockholders, the Class F Common Stockholders and the Class G Common Stockholders are each authorized to elect two (2) members to the Board of Directors. These directors have not yet been elected. It is anticipated that these directors will be elected on or before March 31, 2003.

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(1) Member of the Contract Review Committee
(2) Member of the Credentials Committee
(3) Member of the Finance Committee
(4) Member of the Information Services Committee
(5) Member of the Physician Needs Assessment Committee
(6) Member of the Quality Assurance/Utilization Review/Pharmaceutical and Therapeutic Committee
(7) As President of Highlands Physicians, Dr. Gwaltney is an Ex-officio member of each committee of the Board of Directors of Highlands Physicians.

7. Biographical Information About the Directors.

Carl E. Bendeck, M.D. has served as a Class A Director of our Board of Directors since September, 2000. Dr. Bendeck is currently self employed in Kingsport, Tennessee. From January 15, 1995 until June 16, 1996, he was employed by Bendeck, P.A. in West Palm Beach, Florida. From June 17, 1996 to June 30, 1997, he was employed by Mountain Region Internal Medical Associates in Kingsport, Tennessee. Dr. Bendeck is certified by the American Board of Internal Medicine. Dr. Bendeck received his M.D. from Emory University School of Medicine in Atlanta, Georgia. Dr. Bendeck completed his residency and internships at Tulane University in New Orleans, Louisiana.

Arthur M. Boyd, M.D. has served as a Class A Director of our Board of Directors since October, 1999. For the last five years, Dr. Boyd has been employed by the Mountain Region Family Practice. Dr. Boyd is certified by the American Board of Family Practice. Dr. Boyd received his M.D. from University of Tennessee, in Memphis Tennessee. Dr. Boyd completed his residency and internships at Baptist Memorial Hospital in Memphis, Tennessee.

Gary Q. Casey, M.D. has served as a Class A Director of our Board of Directors since June 2000. Dr. Casey has practiced medicine with the Mountain Region Family Practice since 1987. Dr. Casey is certified by the American Board of Family Practice. Dr. Casey received his M.D. from the Medical College of Virginia, Richmond Virginia. Dr. Casey completed his residency and internship at East Tennessee State University in Johnson City, Tennessee.

Stephen P. Combs, M.D. has served as a Class A Director of our Board of Directors since June, 2000. Dr. Combs is currently employed by Gray Station Primary Care, Gray, Tennessee. From July 1, 1995 to December 31, 1998 he was a partner with Mountain Region Pediatrics, P.C., in Kingsport, Tennessee. Dr. Combs is certified by the American Board of Pediatrics. Dr. Combs received his M.D. from East Tennessee State University in Johnson City, Tennessee. Dr. Combs completed his residency and internships at Duke University Medical Center in Durham, North Carolina.

Chad T. Couch, M.D. has served as a Class A Director of our Board of Directors since March, 2002. Dr. Couch has practiced medicine with Bristol Urological Associates since June of 2000. Prior to joining Bristol Urological Associates, Dr. Couch practiced medicine with the APP Clinic in Newnan, Georgia for six years. Dr. Couch is licensed by and a member of the National Board of Medical Examiners, Composite State Board of Medical Examiners of Georgia, and the Tennessee State Board of Medicine. Dr. Couch received his M.D. from the Medical College of Georgia in Augusta, Georgia. Dr. Couch completed his residency and internship at Wake Forest University Medical Center in Winston-Salem, North Carolina.

Gregory L. DeMotts, M.D. has served as a Class A Director of our Board of Directors since March, 1998. Currently, Dr. DeMotts also serves as our Secretary and Treasurer. Dr. DeMotts has been a member of our Needs Assessment Committee since November, 1996, and a member of our Finance Committee since April, 1998. For the last five years, Dr. DeMotts has practiced family medicine with the Mountain Region Family Medicine, Inc. in Nickelsville, Virginia. He is certified by the American Board of Family Practice. Dr. DeMotts attended the University of Florida in Gainesville, Florida. He completed his residency and internship at Roanoke Memorial Hospitals in Roanoke, Virginia.

Jere Ferguson, M.D. has served as a Class B Director of our Board of Directors since August, 1993. Currently, Dr. Ferguson also serves on the Physician Needs Assessment Committee of the Board of Directors. For over five years, Dr. Ferguson has been an owner, director and on the staff of the

Intermountain Pathology Association, P.C. in Bristol, Tennessee. Dr. Ferguson is certified by the American Board of Pathology. Dr. Ferguson received his M.D. from the University of Tennessee in Memphis, Tennessee. He completed his internship at the City of Memphis Hospital in Memphis, Tennessee and his residency at Baptist Memorial Hospital in Memphis, Tennessee.

Richard W. Foster, M.D. has served as a Class B Director of our Board of Directors since October, 1999. For the last five years, Dr. Foster has been employed by Blue Ridge Radiology P.C. in Bristol, Tennessee.. Dr. Foster is certified by the American Board of Radiology. Dr. Foster received his M.D. from Eastern Virginia Medical School in Norfolk, Virginia. He completed his internship at Eastern Virginia Graduate School of Medicine in Norfolk, Virginia and his residencies at Eastern Virginia Graduate School of Medicine in Norfolk, Virginia and the University of South Alabama Medical Center in Mobile, Alabama.

Thomas W. Green, M.D. has served as a Class B Director of our Board of Directors since June, 1998. For the last five years, Dr. Green has been in private practice. Dr. Green is certified by the American Board of Internal Medicine. Dr. Green received his M.D. from the Medical College of Virginia in Richmond, Virginia. He completed his internship at the Roanoke Memorial Hospital in Roanoke, Virginia and his residency at the University of Virginia Veterans Administration Hospital in Salem, Virginia.

David Nelson Gwaltney, M.D. has served as a Class B Director of our Board of Directors since Highlands Physicians's inception in 1993. From 1995 until the present, Dr. Gwaltney has also served as our President. Dr. Gwaltney has practiced medicine as a General Surgeon at the Bristol Surgical Associates, P.C. in Bristol, Tennessee since 1984. Dr. Gwaltney is certified by the American Board of Surgery. Dr. Gwaltney received his M.D. from the University of Arkansas in Little Rock, Arkansas. He completed his internship at Grady Memorial Hospital in Atlanta, Georgia and his residency at Emory University Affiliated Hospitals in Atlanta, Georgia.

Herbert Ladley, M.D. has served as a Class A Director of our Board of Directors since April, 1998 and currently serves as our Vice President. For the past 17 years, Dr. Ladley has practiced medicine as a cardiologist for The Heart Center in Kingsport, Tennessee. Dr. Ladley is certified by the American Board of Internal Medicine. Dr Ladley received his M.D. from the Eastern Virginia School of Medicine in Norfolk, Virginia. He completed his internship and residency at University Hospital in Jacksonville, Florida and a fellowship at Oregon Health Science University Hospital in Portland, Oregon.

Thomas E. Mitoraj, M.D., has served as a Class B Director of our Board of Directors since October, 1999. For the past five years, Dr. Mitoraj has been employed by YouthCare Pediatrics. Dr. Mitoraj is certified by the American Board of Pediatrics. Dr. Mitoraj received his M.D. from the University of Louisville in Louisville, Kentucky. He completed his internship at St. Louis Children's Hospital in St. Louis, Missouri and his residency at the Children's Hospital of Norfolk, Virginia.

Mark R. Overbay, M.D. has served as a Class A Director of our Board of Directors since March, 2002. Dr. Overbay has practiced medicine with Piney Bluff Medical Center since joining the organization in 1993. Dr. Overbay is certified by the American Academy of Family Practice. Dr. Overbay received his M.D. from James H. Quillen College of Medicine, East Tennessee State University, Tennessee. He completed his residency and internship at Memorial Medical Center, Inc. Family Practice Residency Program in Savannah, Georgia.

Robert D. Saunders, M.D. has served as a Class A Director of our Board of Directors since March, 2002. Dr. Saunders has practiced medicine with the Kingsport Women's Group, P.C. in Kingsport, Tennessee since August 1994. Dr. Saunders is certified by the American Board of Obstetrics & Gynecology. Dr. Saunders received his M.D. from East Tennessee State College of Medicine in Johnson City, Tennessee. He completed his internship and residency at Union Memorial Hospital in Baltimore, Maryland.

Anthony D. Seaton, M.D. has served as a Class A Director of our Board of Directors since October, 1999. For the past five years, Dr. Seaton has been employed by The Regional Eye Center in Kingsport, Tennessee. Dr. Seaton is certified by the American Board of Ophthalmology. Dr. Seaton received his M.D. from the Bowman Gray School of Medicine in Winston-Salem, North Carolina. He completed his internship and his residency at the North Carolina Baptist Hospital in Winston-Salem, North Carolina.

R. Douglas Strickland, M.D. has served as a Class A Director of our Board of Directors since March, 1998. From 1993 until the present, Dr. Strickland has practiced medicine with Gastroenterology Associates in Kingsport, Tennessee. Dr. Strickland is certified by the American Board of Internal Medicine. Dr. Strickland received M.D. from Eastern Tennessee State University in Johnson City, Tennessee. He completed his internship at the University of Kentucky in Lexington, Kentucky.

Bert E. Tagert, M.D. has served as a Class B Director of our Board of Directors since October, 1999. For the past five years, Dr. Tagert has been employed by Appalachian Orthopedic Associates P.C. He has practiced in Bristol since 1992. Dr. Tagert is certified by the American Board of Orthopedic Surgery. Dr. Tagert received his M.D. from the University of Florida in Gainesville, Florida. He completed his internship at Baylor University Medical Center in Dallas, Texas and his residencies at Baylor University Medical Center in Dallas, Texas and the Campbell Clinic at the University of Tennessee in Memphis, Tennessee. Dr. Tagert has also completed a Fellowship at the Hughston Clinic in Columbus, Georgia.

David E. Thompson, M.D. has served as a Class B Director of our Board of Directors since March, 1993. Dr. Thompson also served as our Secretary and Treasurer from 1993 until April, 1998. Dr. Thompson is currently employed by Bristol Medical Associates (an owned practice of Wellmont Health System) in Bristol, Tennessee. Dr. Thompson practiced medicine at Bristol Medical Associates, a medical partnership, until October, 1994. Dr. Thompson has also served as a Medical Director of the Bristol Medical Center Skilled Nursing Unit, since July, 1994 and a Medical Director of the Wellmont Physician Services since January, 1997. Dr. Thompson is certified by the American Board of Internal Medicine. Dr. Thompson received his M.D. from Bowman School of Medicine in Winston-Salem, North Carolina. He completed his residency and internship at Vanderbilt University Hospital in Nashville, Tennessee.

Ronald L. Williams, M.D. has served as a Class B Director of our Board of Directors since March, 2001. For the past five years, Dr. Williams has been employed by the Bristol Emergency Room Physicians. Dr. Williams is certified by the American Board of Emergency Medicine and the American Board of Family Practice. Dr. Williams received his M.D. from the University of Tennessee, Memphis, Tennessee. Dr. Williams completed both his internship and residency at Bristol Memorial Hospital in Bristol, Tennessee.

8. Committees.

We currently have seven committees comprised of both members and non-members of our Board of Directors. Our committees include the Behavioral Health Committee, the Contract Review Committee, the Credentials Committee, the Finance Committee, the Information Services Committee, the Physician Needs Committee and the Quality Assurance/Utilization Review/Pharmaceutical and Therapeutic Committee. Committee members are appointed by our Board of Directors.

9. Advisory Directors.

According to the terms of our Amended and Restated Bylaws, the Board of Directors may also select a maximum of 20 advisory directors, each of whom shall serve for a maximum of three years. Currently we have no advisory directors.

Executive Officers and Significant Employees

Our executive officers are elected annually by the Board of Directors. There are no family relationships among our directors or executive officers. As of June 30, 2002, we have elected three executive officers to our management.

1. Listed below are our executive officers and significant employees, their ages and present position with our company.

Name	Age	Position(s)
Dr. David Nelson Gwaltney (1)	49	President and Director
Dr. Herbert D. Ladley (2)	50	Vice President and Director
Dr. Gregory L. DeMotts (3)	50	Secretary and Treasurer and Director
Mr. A. Walter Hankwitz	56	Executive Director

2. Biographical Information About our Executive Director.

A. Walter Hankwitz became our Executive Director in November, 1997. From February 1997 through October, 1997, Mr. Hankwitz served as an independent healthcare management consultant to various healthcare organizations. For eleven years prior to that, Mr. Hankwitz served the Centinela Hospital Medical Center in Inglewood, California ("Centinela Hospital") in various capacities. Mr. Hankwitz served as Senior Vice President for Healthcare Contracting at Centinela Hospital from January, 1993 through January, 1997. During that same period, Mr. Hankwitz also served as Executive Director of the Centinela Independent Practitioners Association in Inglewood, California. From January, 1992 to January, 1993, Mr. Hankwitz served as the Executive Director of Centinela Hospital's Fitness Institute. Mr. Hankwitz also served as Vice President of Personnel at Centinela Hospital from January, 1990 to January, 1992. Concurrently, from January 1986 to January 1993, Mr. Hankwitz served as Vice President for Strategic Business Development at Centinela Hospital. Mr. Hankwitz received his MBA in Healthcare Administration from George Washington University in Washington, DC in 1973. He is a Diplomat of the American College of Healthcare Executives and is board certified in healthcare management. Mr. Hankwitz has an employment agreement with Highlands Physicians. **SEE, "Employment Agreements."**

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(1) For a brief biography on Dr. Gwaltney, See "Biographical Information About the Directors".
(2) For a brief biography on Dr. Ladley, See "Biographical Information About the Directors."
(3) For a brief biography on Dr. DeMotts, See "Biographical Information About the Directors."

Employees

We currently employ 1 person, who is employed on a full-time basis. **SEE "Executive Officers and Significant Employees."** Further, we have entered into a management relationship, approved by our Board of Directors, with Dr. David Nelson Gwaltney, who serves as our President. **SEE, "Employment Agreements."**

In addition, we have entered into a Leased Employee Agreement with Wellmont, dated as of March 15, 1998. Under the Leased Employee Agreement, Wellmont provides additional leased employees to us sufficient to support and facilitate our day-to-day operations. Under the terms of this Leased Employee Agreement, we are responsible for reimbursing Wellmont for the costs of each employee, including each employee's salary and benefits. As of July 1, 2002, Wellmont provided to us 8 full-time employees, 6 of whom work at our offices at 2550 East Stone Drive in Kingsport, Tennessee and 2 of whom work at the Bristol Regional Medical Center at 1 Medical Park Boulevard, Bristol, Tennessee.

Employment Agreements

Currently, we have entered into one Employment Agreement with A. Walter Hankwitz, our executive director. We have not entered into an employment agreement with any other officer or employee.

Under his employment agreement, Mr. Hankwitz shall receive an annual salary of $150,000, which may be increased by the Board of Directors. Mr. Hankwitz is also eligible for such bonuses as shall be determined by the Board. The employment agreement continues through December 31, 2002, and absent the termination thereof shall be automatically renewed for successive one-year periods thereafter.

In the event that we are sold, Mr. Hankwitz may elect to receive a one-time bonus equal to 100 shares of common stock of Highlands Physicians. We may terminate Mr. Hankwitz' employment, with or without cause, and in the event of the latter, we shall continue to pay Mr. Hankwitz' salary for one year from the date of termination. If we terminate Mr. Hankwitz' employment for cause, we shall continue to pay his salary for the lesser of six months or the date on which he obtains new employment. If Mr. Hankwitz resigns or is indicted for embezzlement, his salary shall terminate contemporaneously with his employment. In the event of a change of control of the company which results in an assignment to Mr. Hankwitz of a position or duties inconsistent with those specified in the employment agreement, or a material disruption of his then current position, Mr. Hankwitz may elect to terminate the employment agreement and shall receive his salary through the end of the then current term. Mr. Hankwitz is also subject to a confidentiality agreement with respect to our confidential information, and to a covenant not-to-compete and covenant not-to-solicit in connection with the termination of his employment in the event he is terminated by us for cause, he terminates the employment agreement, or non-renewal of the employment agreement by either party. All disputes under the employment agreement shall be submitted to binding arbitration and shall be appealable in accordance with Tennessee law.

Pursuant to a resolution of our Board of Directors, we pay Dr. Gwaltney a monthly consulting fee of $2,500 (which includes all fees that he would receive as a member of the Board of Directors and all committees thereof on which he serves), plus an additional consulting fee of $150 per hour for every hour in excess of 48 hours per quarter that he allocates to Highlands Physicians.

Stock Option Plans And Profit Sharing Plans

We have not issued any options, warrants or other rights to purchase securities of our company. We maintain a qualified profit sharing plan for select employees of our company through American Express Financial Advisors, Inc.

REMUNERATION OF DIRECTORS AND OFFICERS

According to the terms of our amended and restated bylaws, directors may be paid their expenses of attending board of directors meetings and any committee meetings, as well as any meeting of the board of directors of the PHO. For the past year, directors have been paid $150 for attending any meeting of the board of directors and committees, as well as any meeting of the board of directors of the PHO. We anticipate that we will continue to compensate our directors in this manner.

Executive Compensation

In the table below, we have listed the compensation paid by us to each of our officers for services rendered to our company during the period January 1, 2001 to December 31, 2001. We have also included an estimate of annualized compensation to be paid by us to our officers for the full calendar year of 2002.

Name of Individual	Aggregate Remuneration December 31, 2001	Estimated Annual Remuneration for Fiscal 2002
Dr. David Nelson Gwaltney	$30,000	$30,000
Dr. Herbert D. Ladley	$1,950	$1,800
Dr. Gregory L. DeMotts	$6,150	$5,400
Mr. A. Walter Hankwitz (1)	$181,125	$157,500
Total	$219,225	$194,700

(1) Mr. Hankwitz participates in our qualified profit-sharing plan administered by American Express Financial Advisors, Inc., pursuant to which he received $23,625 for fiscal year ending December 31, 2001.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Below, we have listed information, current as of June 30, 2002, on the stock ownership of each of our directors, executive officers and all of our directors and executive officers as a group. To our knowledge, there are no persons who beneficially own five (5%) percent or more of the outstanding shares of our common stock:

Name and Address of Owner [(1)]	Amount Owned Before Offering	Amount Owned After Offering	Percent of Stock Outstanding
Carl E. Bendeck, M.D.	100	100	(2)
Arthur M. Boyd, M.D.	100	100	(2)
Gary O. Casey, M.D.	100	100	(2)
Stephen P. Combs, M.D.	100	100	(2)
Chad T. Couch, M.D.	100	100	(3)
Gregory DeMotts, M.D.	100	100	(2)
Jere W. Ferguson, M.D.	100	100	(3)
Richard W. Foster, M.D.	100	100	(3)
Thomas W. Green, M.D.	100	100	(3)
Nelson Gwaltney, M.D.	100	100	(3)
Herbert D. Ladley, M.D.	100	100	(2)
Thomas E. Mitoraj, M.D.	100	100	(3)
Mark Overbay, M.D.	100	100	(3)
Robert Saunders, M.D.	100	100	(2)
Anthony D. Seaton, M.D.	100	100	(2)
R. Douglas Strickland, M.D.	100	100	(2)
Bert E. Tagert, M.D.	100	100	(3)
David E. Thompson, M.D.	100	100	(3)
Ronald L. Williams, M.D.	100	100	(3)
ADD ADDITIONAL DIRECTORS			
All officers and directors as a group (19) persons	1,900	1,900	

(1) See Part I of the Offering Statement for the addresses of all officers and directors.
(2) 1,500 shares of Class A Common Stock or less than 1.0% of outstanding common stock.
(3) 1,500 shares of the Class B Common Stock or less than 1.0% of the outstanding common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The only transactions between our officers and directors and our company have been the purchase of shares of our common stock and the employment, for compensation, of some of our stockholders. We have no arrangements with any outside entity or party which include, as owners or otherwise, our stockholders, officers or directors. Any future transactions, if any, between our officers, directors and 5% stockholders and our company will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of the directors and stockholders.

TERMS OF THE OFFERING

We are making this offering of shares of our common stock to a limited number of prospective investors. Our market for this offering will be limited to physicians (1) who have been credentialed by us as described in the 1997 Restated Participating Provider Agreement and who have executed all required documentation required by us in our credentialing process, including a Physician Membership Application and the Conditions of Application; (2) who serve in the PHO as part of our network of physicians; (3) who live in the Commonwealth of Virginia, the Commonwealth of Kentucky, the State of Tennessee or the State of West Virginia; (4) who practice (a) at a Wellmont-owned facility, (b) in a community where a Wellmont-owned facility is located, (c) in a professional service company, one or more of whose stockholders are also stockholders of Highlands Physicians and all of whom meet our credentialing criteria; or (d) with a group or organization that the Board of Directors, in its sole discretion, deems to be an appropriate organization; and (5) whose subscriptions we accept are eligible to purchase shares of our common stock. We intend to publicize this offering by personal letter directed solely to physicians who have been credentialed by us for service in the PHO. **SEE, "DESCRIPTION OF THE BUSINESS."**

The Offering

If you qualify for participating in this offering and you would like to purchase shares of our common stock in this offering, you must (1) execute and deliver to us (A) a Subscription Agreement and (B) a Stockholders Agreement, and (2) pay $1,500, by check, payable to Highlands Physicians, Inc. You must also have executed, or be a member of a company that has executed, a 1997 Restated Participating Provider Agreement. We reserve the right to reject any Subscription Agreement. If we reject your Subscription Agreement, we will return to you the funds we received from you without interest or deduction.

The following are summaries of certain documents (with the exception of the Physician Membership Application which has already been provided). For a complete statement of the terms of such agreements, please refer to the agreements themselves, which are either attached as an exhibit to the Offering Statement or filed with this Offering Statement. You should not rely on the summaries of these agreements below, which do not purport to be complete nor to address every matter which may be of interest or concern to you as a prospective investor.

Subscription Agreement

The Subscription Agreement, which is attached as an exhibit to this Offering Statement, contains certain representations as to the suitability of the investment for the prospective investor. It also contains representations as to documents received in connection with this offering.

Stockholders Agreements

The Stockholders Agreement of Highlands Physicians, Inc., which is filed with this Offering Statement, restricts each of our stockholders in their ability to transfer their shares of our common stock. Under the Stockholders Agreement, each stockholder must provide written notice to our company of any proposed sale or transfer of his or her shares of our common stock. Once we receive notice of a proposed sale, we have the option, but not the obligation, to purchase all of the stock being offered at the original price paid by the stockholder for his or her stock. In addition, if the Participating Provider Agreement between Highlands Physicians and a stockholder is terminated for any reason, we have the option, but not the obligation, to redeem the shares of stock owned by such terminated stockholder for a purchase price equal to the original purchase price plus any additional capital contributions made by such stockholder. There can be no assurance that we will have the resources available to exercise either of these options. Finally, any transferee of a stockholder will be subject to all of the terms and conditions of the Stockholders Agreement.

1997 Restated Participating Provider Agreement

The 1997 Restated Participating Provider Agreement, attached as an exhibit to this Offering Circular, governs the relationships between a provider and us. Any provider who enters into this non-exclusive Agreement will be required to provide healthcare services, within the dictates of medical standards, in accordance with certain standard terms and a fee schedule. We will negotiate and enter into agreements with purchasers of healthcare services for providers who enter into our 1997 Restated Participating Provider Agreement (including through our agreements with other networks) to provide healthcare services to eligible persons pursuant to certain individual or group health benefit contracts. In addition, the PHO is a third-party beneficiary of the 1997 Restated Participating Provider Agreement.

The terms of the 1997 Restated Participating Provider Agreement provide that we may modify the standard terms and fee schedule on behalf of the participating provider and create separate terms and fee schedules for our various programs. These modifications and additional terms will be submitted to the participating provider for acceptance or rejection. However, we have the option to terminate the 1997 Restated Participating Provider Agreement if the participating provider rejects our suggested modifications or additions. As we have previously stated, the termination of the 1997 Restated Participating Provider Agreement gives us the option to purchase the shares of the terminated stockholder in accordance with our Stockholders Agreement.

The 1997 Restated Participating Provider Agreement has an initial term of one year and provides for automatic one year renewals unless written notice is given by either party at least 120 days prior to the end of any one-year term. Either party may terminate the Agreement for unremedied breaches on 30 days' notice. We may terminate the Agreement at any time upon the following: (1) we receive notice that the provider has failed to satisfy the credentialing criteria; (2) we receive notice that the provider has failed to purchase or maintain policies of insurance as required by the credentialing criteria; (3) we receive notice that the provider has been disqualified or suspended from practice or is threatened with the same or has any license, certification or authorization required to perform any duties under the Agreement restricted, suspended or terminated; (4) we receive notice that the provider has been disciplined or threatened with disciplinary action by any governmental authority or agency, managed care organization, hospital or other facility; (5) we receive notice that the provider is no longer a member in good standing of the medical or professional staff of any hospital of which provider was a member as of the effective date of the Agreement, that any hospital restricts in any way or terminates any privileges granted to provider; (6) we receive notice that the provider has committed professional misconduct or violated the code of professional ethics; (7) we receive notice that the provider has become subject to an indictment or information for a felony; or, (8) we determine, in our discretion, that the provider has an unacceptable and excessive number of professional liability claims filed or resolved. In addition, we retain the right to terminate the Agreement upon the office relocation of a participating provider.

Participating providers are required to provide medically appropriate covered services, for which the participating providers are qualified, to eligible persons of payors which are parties to our payor agreements. We are not responsible or liable for any claims decisions or for the payment of any claims submitted by a participating provider for furnishing covered or noncovered services to eligible persons. We are not an insurer, guarantor or underwriter of the responsibility or liability of any payor to provide benefits pursuant to any plan. Providers are to accept as full payment from each payor for covered services deemed medically appropriate pursuant to the utilization management program the lesser of charges customarily charged to other patients or the consideration provided in the fee schedule. The Agreement contains non-disclosure and confidentiality obligations of the provider and Highlands Physicians. Further, the Agreement provides that Providers grant their consents to the inspection by us or our network lessees, independent credentialing entities, independent accreditation entities, their agents and their representatives of the contents of the credentialing file of provider and all documents that may be material to an evaluation of qualifications and competence of provider.

As compensation for the services provided by Highlands Physicians under the 1997 Restated Participating Provider Agreement, each provider has paid or will pay to our company a credentialing fee and administration fee in the aggregate amount of $250. Currently, there is no annual fee associated with the 1997 Restated Participating Provider Agreements. However, we have the option to amend the annual fee and to terminate the Agreement if the provider objects to such increase. We, by resolution of our Board of Directors, have the authority to receive reasonable administrative fees, either from deductions from payments made by payors due to providers or from capitation payments paid to our company by payors, by negotiation with payors for direct payment to our company or by requiring provider to pay such fees.

Physician Membership Application

Each prospective investor must complete the Physician Membership Application and be accepted as a participating provider by us prior to the sale of shares of our common stock in this offering.

MARKET FOR COMMON STOCK AND STOCKHOLDER MATTERS

There are currently 210 holders of shares of our Class A Common Stock, holding an aggregate of 21,000 shares; 160 holders of shares of our Class B Common Stock, holding an aggregate of 16,000 shares; 23 holders of Class D Common Stock holding an aggregate of 2,300 shares; 7 holders of shares of our Class E Common Stock, holding an aggregate of 700 shares; 51 holders of shares of our Class F Common Stock, holding an aggregate of 5,100 shares; and 9 holders of shares of our Class G Common Stock, holding an aggregate of 900 shares. There is no public trading market for shares of our common stock and we do not anticipate that one will develop.

Holders of shares of our common stock are entitled to dividends if, as and when declared by the Board of Directors. Under our Amended and Restated By-laws, dividends and other distributions may only be authorized by a special vote of the Board of Directors. **SEE "SUMMARY OF THE OFFERING: The Common Stock."** We have never paid dividends on our capital stock and we do not anticipate that we will pay dividends in the foreseeable future.

TAX MATTERS

The following is a summary discussion of the principal United States federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock. This summary discussion is based on current provisions of the 1986 Internal Revenue Code, as amended, and existing and proposed Treasury Regulations, in each case in effect and available on the date of this Offering Circular (collectively, the "Code"), existing court decisions and existing rulings and administrative decisions of the Internal Revenue Service ("IRS"), all of which are subject to change or modification, possibly with retroactive effect. The summary discussion addresses only the tax considerations of individual holders and initial purchasers of shares of our common stock, and who will hold their shares of our commons stock as capital issues. Unless otherwise noted, this summary assumes that the holder of common stock is a U.S. Holder. For purposes of this summary, a "U.S. Holder" means a holder who is an individual, and for United States federal income tax purposes, a citizen or resident of the United States.

The summary discussion does not address all of the tax considerations that might be relevant to you in light of your particular circumstances and does not address tax considerations applicable to you if you are subject to special tax rules, such as the rules dealing with brokers, dealers or traders in securities. The summary discussion assumes that the shares of our common stock will be treated as stock for United States federal income tax purposes.

You are strongly advised to consult your own tax advisors regarding the tax consequences of acquiring, holding or disposing of shares of our common stock in light of your personal investment circumstances, and the consequences under state, local and foreign tax laws.

1. <u>Distributions on Common Stock</u>.

Cash distributions with respect to shares of our common stock will constitute dividends to the extent paid out of current or accumulated earnings and profits of Highlands Physicians as determined under United States federal income tax principles.

If cash distributions with respect to shares of our common stock exceed our current and accumulated earnings and profits, the excess will be applied against and reduce your adjusted tax basis in your shares of our common stock to the extent of the excess. Any amount in excess of the amount treated as a dividend and the amount applied against the holder's adjusted tax basis will be treated as a capital gain, which will be subject to preferential tax rates.

Distributions of property other than shares of our capital stock (or rights to acquire shares of our capital stock) will be considered a distribution in an amount equal to the value of the property and will be subject to tax in accordance with the rules discussed above. Distributions of shares of our capital stock generally will not be taxable unless the distribution (i) at the election of the holder, is payable in shares of our capital stock or cash, (ii) results in receipt by some stockholders of an increase in their proportionate interests in our company's assets, (iii) results in some receipt by some stockholders of shares of our common stock and by some stockholders of shares of our preferred stock, or (iv) is a distribution of convertible preferred stock.

2. Redemption of Common Shares.

A redemption of shares of common stock by Highlands Physicians for cash will be treated as a distribution taxable as a dividend to redeeming stockholders to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles unless the redemption (a) results in a "complete termination of interest" of the stockholder in our capital stock (within the meaning of section 302(b)(3) of the Code), (b) is "substantially disproportionate" with respect to the stockholder (within the meaning of section 302(b)(2) of the Code), (c) is "not essentially equivalent to a dividend" (within the meaning of Section 302(b)(1) of the Code) or (d) in the case of a redemption of stock held by a stockholder who is not a corporation, is made in partial liquidation of Highlands Physicians (within the meaning of section 302(b)(4) of the Code), in which event the redemption will be treated as a distribution in part or full payment in exchange for the stock. A redemption will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the stockholder's stock interest in Highlands Physicians. Because section 302(b)(1) of the Code employs a subjective standard, there can be no certainty that its requirements will be met. Satisfaction of the "complete termination of interest" and "substantially disproportionate" requirements depends on compliance with objective testes set forth in section 302(b)(3) and 302(b)(2) of the Code, respectively. In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in section 318 of the Code, as well as shares of our common stock actually owned, must generally be taken into account. If common stock is redeemed for cash, and if the redemption is treated as a distribution in part or full payment in exchange for shares of our common stock, taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the redeemed shares of our common stock will be recognized. Any such gain or loss will be capital gain or loss, and, as long as the holder's holding period of the shares of our common stock is more than one year, the gain will be subject to preferential tax rates. If a redemption of shares of our common stock is treated as a dividend, the holder loses his adjusted tax basis in the shares of our common stock, unless the holder owns other stock in Highlands Physicians, to which the adjusted tax basis would be transferred.

3. Sale of Common Stock.

If a holder of shares of our common stock sells some or all of his shares of our common stock to a person which is neither Highlands Physicians nor an agent of Highlands Physicians, then the holder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of sale proceeds received in exchange for the shares of our common stock sold and the stockholder's adjusted tax basis in the shares of our common stock. Assuming the shares of our common stock constitutes a capital asset in the hands of the stockholder, such gain or loss will be capital gain or loss and will be long term capital gain or loss if the stockholder has held the shares of our common stock for more than one year at the time of the sale.

THE PREVIOUS SUMMARY DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY SINCE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK VARY SIGNIFICANTLY WITH THE PARTICULAR SITUATION OF EACH PROSPECTIVE INVESTOR. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISORS WITH SPECIFIC REFERENCE TO YOUR OWN SITUATIONS REGARDING THE POSSIBLE TAX CONSEQUENCES OF AN INVESTMENT IN SHARES OF OUR COMMON STOCK.

LEGAL MATTERS

Ross & Hardies, Chicago, Illinois, will pass upon certain legal matters in connection with our common stock.

EXPERTS

The financial statements of Highlands Physicians for the fiscal years ending December 31, 2001, December 31, 2000 and December 31, 1999 have been audited by Baylor and Backus, certified public accountants, as stated in their respective reports appearing herein and have been included in reliance upon the reports of such firms as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Description | **Page Number (or cross reference if applicable)**

HIGHLANDS PHYSICIANS, INC.

KINGSPORT, TENNESSEE

December 31, 2001, 2000 and 1999

BAYLOR AND BACKUS

CERTIFIED PUBLIC ACCOUNTANTS

409 EAST WATAUGA AVENUE, SUITE 100
P.O. BOX 1736
JOHNSON CITY, TENNESSEE 37605
(423) 282-9000

D.G. LEONARD, CPA
R.F. VANHOY, CPA
T.S. JOHNSON, CPA
G.L. FREEMAN, CPA
J.M. WOODY, CPA
D.M. MCVEY, CPA

E.N. BACKUS, CPA (1907-1971)
T.E. HULSE, CPA (1927-1975)
E.R. BAYLOR, CPA (1894-1982)
A.C. NICKELL, CPA (1921-1983)
W.E. MORELOCK, CPA (1927-1985)
H.L. SIENKNECHT, CPA (1917-1990)

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Highlands Physicians, Inc.
Kingsport, Tennessee

We have audited the accompanying statements of financial condition of Highlands Physicians, Inc. (a corporation) as of December 31, 2001, 2000 and 1999, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highlands Physicians, Inc. as of December 31, 2001, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

As discussed in Note 4 to the financial statements, substantially all of the Company's revenues were generated from services provided to the Highlands Wellmont Health Network, Inc., the Company's members, and to gainsharing activities provided to facilities utilized by the Company's members.

BAYLOR AND BACKUS
Certified Public Accountants

Johnson City, Tennessee

February 11, 2002

HIGHLANDS PHYSICIANS, INC.
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2001, 2000 and 1999

ASSETS

	2001	2000	1999
Current Assets			
Cash on Hand and in Banks	70,644.83	275,651.36	485,578.42
Accounts Receivable	124,573.97	110,144.62	108,444.61
Prepaid SEC Filing Expenses	85,723.69	25,000.00	-
Prepaid Insurance	17,791.42	16,312.03	16,573.70
Prepaid Expenses - Other	135.63	135.63	208.08
Prepaid Payroll Taxes	-	-	1,319.26
Prepaid Taxes - Other	2,783.21	-	-
Tax Refunds Receivable	63,059.25	9,053.00	-
Total Current Assets	364,712.00	436,296.64	612,124.07
Fixed Assets			
Leasehold Improvements	5,101.70	5,101.70	5,101.70
Furniture, Fixtures and Equipment	31,467.96	25,432.71	21,871.13
Less: Accumulated Depreciation	(24,298.53)	(17,592.38)	(12,578.37)
Total Fixed Assets	12,271.13	12,942.03	14,394.46
Other Assets			
Deposit Made	4,992.44	4,992.44	4,992.44
Investment in Highlands Wellmont Health Network, Inc.	348,910.00	357,756.00	169,000.00
Total Other Assets	353,902.44	362,748.44	173,992.44
Total Assets	730,885.57	811,987.11	800,510.97

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000	1999
Current Liabilities			
Accounts Payable	22,591.12	11,608.95	4,050.00
Accrued Personnel Costs	30,187.50	6,562.50	15,519.54
Accrued Taxes – Other	56.00	1,969.00	142,406.00
Subscribed Stock	-	18,000.00	19,500.00
Deferred Federal Income Tax Liability	2,333.00	2,635.00	-
Total Current Liabilities	55,167.62	40,775.45	181,475.54
Stockholders' Equity			
Capital Stock:			
Class A Common, $1.00 Par Value, 17,000 Shares Authorized, 14,900 Shares Issued and Outstanding	14,900.00	15,100.00	15,400.00
Class B Common, $1.00 Par Value, 17,000 Shares Authorized, 12,500 Shares Issued and Outstanding	12,500.00	12,800.00	12,900.00
Class C Common, $1.00 Par Value, 3,000 Shares Authorized, No Shares Issued and Outstanding - Non-Voting	-	-	-
Class D Common, $1.00 Par Value, 5,000 Shares Authorized, 1,100 Shares Issued and Outstanding	1,100.00	-	-
Additional Paid-In Capital	397,500.00	389,100.00	394,700.00
Retained Earnings	249,717.95	354,211.66	196,035.43
Total Stockholders' Equity	675,717.95	771,211.66	619,035.43
Total Liabilities and Stockholders' Equity	730,885.57	811,987.11	800,510.97

The accompanying notes are an integral part of the financial statements.

HIGHLANDS PHYSICIANS, INC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Operating Revenues			
Credentialing	33,868.26	58,848.28	24,500.00
Medical Service	275,400.00	254,400.00	233,400.00
Contract Revenue	317,242.22	264,455.77	288,178.77
Contract Rewards	159,298.22	163,935.47	-
Other Revenue	1,075.69	-	-
Total Operating Revenues	786,884.39	741,639.52	546,078.77
Operating Expenses			
Personnel Costs	364,711.46	319,408.72	304,872.78
Outside Services	146,585.79	100,287.45	200,424.43
Committees and Meetings	100,607.30	93,957.43	94,672.49
Facility and Office Costs	118,145.56	110,320.37	124,668.79
Other Operating Costs	66,465.40	16,605.42	43,479.81
Contract Reward Distribution	157,307.11	161,639.40	-
Total Operating Expenses	953,822.62	802,218.79	768,118.30
Net Operating (Loss)	(166,938.23)	(60,579.27)	(222,039.53)
Other Income			
Interest Income	8,833.52	18,273.32	17,371.33
Miscellaneous Income	1,185.00	7,412.18	3,275.11
Total Other Income	10,018.52	25,685.50	20,646.44
Net (Loss) from Continuing Operations before Income Taxes	(156,919.71)	(34,893.77)	(201,393.09)
Income Tax Benefit on Net (Loss) from Continuing Operations before Income Taxes	61,272.00	4,314.00	68,474.00
Net (Loss) from Continuing Operations after Income Taxes	(95,647.71)	(30,579.77)	(132,919.09)
Discontinued Operations			
Income from Operations of Gainsharing Activities (Less Applicable Income Taxes of 183,880.00 for 1999)	-	-	356,922.53
Equity in Highlands Wellmont Health Network, Inc.	(8,846.00)	188,756.00	124,500.00
Net Income (Loss)	(104,493.71)	158,176.23	348,503.44
Earnings Per Share	(3.62)	5.64	12.02

The accompanying notes are an integral part of the financial statements.

HIGHLANDS PHYSICIANS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 1998 (Unaudited)	29,700.00	414,300.00	(152,468.01)	291,531.99
Net Income	-	-	348,503.44	348,503.44
Common Stock Redeemed	(1,400.00)	(19,600.00)	-	(21,000.00)
Balance, December 31, 1999 (Audited)	28,300.00	394,700.00	196,035.43	619,035.43
Net Income	-	-	158,176.23	158,176.23
Common Stock Redeemed	(400.00)	(5,600.00)	-	(6,000.00)
Balance, December 31, 2000 (Audited)	27,900.00	389,100.00	354,211.66	771,211.66
Net Income (Loss)	-	-	(104,493.71)	(104,493.71)
Common Stock Redeemed	(500.00)	(7,000.00)	-	(7,500.00)
Common Stock Issued	1,100.00	15,400.00	-	16,500.00
Balance, December 31, 2001 (Audited)	28,500.00	397,500.00	249,717.95	675,717.95

The accompanying notes are an integral part of the financial statements.

HIGHLANDS PHYSICIANS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash Flows from Operating Activities:			
Net Income (Loss)	(104,493.71)	158,176.23	348,503.44
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	6,706.15	5,014.01	7,652.04
(Increase) Decrease in Investment in Equity	8,846.00	(188,756.00)	(124,500.00)
(Increase) Decrease in Accounts Receivable	(14,429.35)	(1,700.01)	51,598.16
(Increase) Decrease in Prepaid Insurance	(1,479.39)	261.67	1,389.02
(Increase) Decrease in Prepaid Expenses - Other	25,000.00	(24,927.55)	(208.08)
(Increase) Decrease in Prepaid Taxes	(2,783.21)	1,319.26	(771.79)
Increase (Decrease) in Accounts Payable	10,982.17	7,558.95	(12,490.26)
Increase (Decrease) in Accrued Taxes – Other	(1,913.00)	(140,437.00)	137,684.00
(Increase) Decrease in Accrued Tax Refund	6,963.75	(9,053.00)	5,985.00
Increase (Decrease) in Deferred Tax Liability	(302.00)	2,635.00	-
(Decrease) in Accrued Interest	-	-	(708.18)
Increase (Decrease) in Accrued Personnel Costs	23,625.00	(8,957.04)	-
(Increase) in Prepaid SEC Filing Expenses	(85,723.69)	-	-
(Increase) in Tax Refunds Receivable	(60,970.00)	-	-
Net Cash Provided (Used) by Operating Activities	(189,971.28)	(198,865.48)	414,133.35
Cash Flows from Investing Activities:			
Expenditures for Equipment	(6,035.25)	(3,561.58)	-
Net Cash (Used) for Investing Activities	(6,035.25)	(3,561.58)	-
Cash Flows from Financing Activities:			
Capital Stock Repurchases	(7,500.00)	(6,000.00)	(21,000.00)
Capital Stock Issued	16,500.00	-	-
Capital Stock Subscribed	(18,000.00)	(1,500.00)	-
Net Cash Provided (Used) by Financing Activities	(9,000.00)	(7,500.00)	(21,000.00)
Net Increase (Decrease) in Cash	(205,006.53)	(209,927.06)	393,133.35
Cash at Beginning of Year	275,651.36	485,578.42	92,445.07
Cash at End of Year	70,644.83	275,651.36	485,578.42

	2001	2000	1999
Supplemental Disclosures of Cash Flow Information:			
Cash Paid During the Period for:			
Taxes	-	135,266.00	-
Interest	-	-	708.18

The accompanying notes are an integral part of the financial statements.

Note 1 **Organization and Operations**

Organization and Background: Highlands Physicians, Inc. (Company) is an independent practice association of physicians and other health care providers formed in 1993 to negotiate contracts on behalf of its participating providers, provide clinical integration to service those contracts, and engage in other managed care activities. The Company was organized and capitalized pursuant to a private placement memorandum and stockholders' agreement that provided for the sale of certain common stock. Additional capitalization was effected in 1997 under a private offering and creation of the separate classes of common stock.

Only physicians practicing in Kingsport, Tennessee, in respect of the Class A Common Stock; physicians practicing in Bristol, Tennessee, in respect of the Class B Common Stock; and physicians practicing in Big Stone Gap, Virginia, in respect of the Class D Common Stock, who enter into and meet the credentialing criteria set forth in a participating provider agreement and are accepted by the Company are eligible to participate in ownership of the Company. The shares of the Class A, Class B and Class D Common Stock have similar designations, preferences, rights and qualifications. The related stockholders' agreement provides, among other matters, certain restrictions and obligations upon the stockholders of the Company with respect to the sale, redemption or transfer of the stock. The Company has also authorized the sale of certain Class C Common Stock, which has not been issued.

Stock Redemptions: The Company accepts requests from stockholders who have retired or relocated to redeem their stock at the original issue price, at the Company's discretion.

Operations: The Company has entered into various agreements with Wellmont Health Systems, Inc. a multi-hospital Tennessee non-profit corporation (Wellmont), in a joint venture to form and operate Highlands Wellmont Health Network, Inc., a physician-hospital organization (the PHO). Wellmont was formed to assume operations of Bristol Regional Medical Center and Holston Valley Medical Center, Inc. which were merged and consolidated into Wellmont effective July 1, 1996. Lonesome Pine Hospital was merged into Wellmont effective January 1, 1997. Wellmont entered into a twenty year operating lease of Hawkins County Memorial Hospital effective July 1, 2000, and into an agreement to manage Buchanan General Hospital effective October 1, 2000. The Company also engages in various consulting activities for the PHO.

The Company has never declared or paid a dividend. There is no current plan to declare dividends.

Note 2 **Summary of Significant Accounting Policies**

The Company's financial statements are prepared using the accrual method of accounting. Earnings per share are calculated using the average number of shares outstanding for the period.

Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Investment in Related Organization: The Company has a 50% interest in the PHO and accounts for its investment using the equity method of accounting.

Accounts Receivable from Related Party: The Company's revenues consist primarily of contract revenues which are based on a percentage of the allowed managed care claims paid related to covered medical services provided by network physician providers to eligible persons covered under various managed care contracts, as well as other contractual services provided to the PHO or to Wellmont. Contract revenues are recognized when claims are received and processed by the PHO or its delegate. Accounts receivable represents amounts due the Company under these arrangements and are not collateralized.

Advertising costs are expensed as incurred.

Note 2 **Continued**

Fixed Assets: Fixed assets consist primarily of computer and other office equipment and are stated on the basis of historical cost. Depreciation is provided utilizing accelerated methods over the estimated useful lives of the assets, which range from three to ten years.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 **Investment in Related Organization**

The Company shares ownership equally with Wellmont in Highlands Wellmont Health Network, Inc., a physician-hospital organization established to develop and operate a physician and hospital network to contract with providers, employers, insurers and other third-party payers for the delivery and payment of health care services. Ownership in the PHO by the Company consists of 100 shares of Class B common stock which have identical designations, preferences, rights and qualifications to the 100 shares of Class A common stock owned by Wellmont. The Company's original investment in the PHO was $319,000.00 which has been adjusted by its share of gains and losses incurred by the PHO.

Assets of the PHO at December 31, 2001, 2000 and 1999 were approximately $1,236,000.00, $878,900.00 and $760,000.00, respectively, and consisted primarily of cash and contract fee receivables. Liabilities at December 31, 2001, 2000 and 1999 were approximately $599,530.00, $163,450.00 and $422,000.00, respectively, and consisted of amounts due to Wellmont for expenses and long-term financing and payables to providers for withholdings related to certain health insurance arrangements for Wellmont employees. Equity at December 31, 2001, 2000 and 1999 was approximately $697,820.00, $715,512.00 and $338,000.00, respectively. Net income (loss) of $(17,692.00), $377,512.00 and $249,000.00 was reported for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's share of this net income (loss) was $(8,846.00), $188,756.00 and $124,500.00, respectively. Prior period audit adjustments to the financial statements of the PHO were not considered material at the Highlands Physicians, Inc. level. These adjustments are reflected in December 31, 2001 amounts.

Note 4 **Related Party Transactions**

The Company provides certain physician recruitment, credentialing, medical direction and other network administration services to the PHO under terms of a preferred provider agreement, as amended. The agreement provides for payment to the Company of $19,450.00 per month, which was increased to $22,950.00 per month beginning July 2000.

Credentialing income consists of charges to physician-applicants for certification requirements they must meet to become a member of Highlands Physicians, Inc.

The Company also provided certain clinical consulting services to Wellmont under terms of a consulting agreement. Under terms of the agreement, the Company received a base fee which is substantially equal to the costs incurred by the Company for time spent by individual physicians on specified projects. The Company was also entitled to receive certain incentive compensation, based on future savings or other results achieved by the related projects.

Accounts receivable at December 31, 2001, 2000 and 1999 are primarily amounts related to managed care contract revenues which are due from the PHO and which arose from health care services provided by physician owners of the Company.

Note 4 **Continued**

Effective January 5, 1998, the Company entered into a loan agreement with Wellmont whereby the Company could borrow up to $150,000.00 through the two-year period of the agreement. Borrowings bore interest at a local bank prime rate and all principal and interest payments were due and payable on January 5, 2000. Borrowings were not collateralized; however, the Company's assessment fee on managed care claims could not be reduced until the loan was paid and any incentive compensation under the consulting agreement with Wellmont would be used to extinguish any outstanding indebtedness before any payments were made to the Company. The Company borrowed $50,000.00 under this agreement in January 1998. This loan was repaid in full during 1998.

The Company has entered into an employee lease agreement with Wellmont. Wellmont provides employees on a full time basis for the purpose of facilitating and supporting the day-to-day operations of the Company. Wellmont pays all compensation and benefits of the leased employees and the Company reimburses Wellmont. This agreement went into effect for the period March 15, 1998 through December 31, 1998 and automatically renews thereafter for additional periods of six months each unless otherwise terminated by either party.

Note 5 **Investments and Credit Risk**

Investments consist of short-term certificates of deposit at a financial institution. The amount of deposits at the financial institution that exceed the Federal Deposit Insurance Corporation insurance coverage limit was approximately $-0-, $175,000.00 and $385,000.00 at December 31, 2001, 2000 and 1999, respectively. Management is of the opinion that the credit risk related to these deposits is minimal.

Note 6 **Lease and Other Commitments**

The Company has entered into an arrangement to lease office space through a lease agreement effective March 1, 1998 through February 28, 2003. The agreement provides for an annual rental of $39,940.00 through February 28, 2001 and $43,413.00 thereafter, including normal maintenance and utilities.

The Company also pays $2,500.00 per month under a Board approved management arrangement to one of the physician owners who serves as President. During 1997, the Company entered into an employment agreement with a key employee which provides for a base salary of $157,500.00 per annum, bonus, benefits and expense reimbursement as provided in the agreement. The agreement also provides for additional benefits upon the sale of all of the stock or substantially all of the assets of the Company. The initial term of the agreement was through December 31, 2000. The agreement shall be automatically renewed for additional periods of one year each renewal term unless terminated by the Company or employee.

Note 7 **Income Taxes**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The primary financial statement and tax difference relates to the investment in related organization.

A reconciliation between the effective income tax expense or benefit and the amount computed by multiplying the projected statutory federal income tax rate for the periods ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Net Income (Loss)	(104,493.71)	158,176.23	348,503.44
Income Tax (Benefit) Expense	(61,272.00)	(4,314.00)	115,406.00
Expected Taxable Income (Loss)	(165,765.71)	153,862.23	463,909.44
Computed "Expected" Tax (Expense) Benefit	(64,721.94)	43,256.27	157,729.21
Amount Attributable to Change in Value of Investment in Highlands Wellmont Health Network, Inc.	3,449.94	(47,570.27)	(42,323.21)
Income Tax (Benefit) Expense	(61,272.00)	(4,314.00)	115,406.00
Current Income Tax (Benefit) Expense	(60,970.00)	(6,949.00)	115,406.00
Deferred Tax Liability	(302.00)	2,635.00	-
Income Tax (Benefit) Expense	(61,272.00)	(4,314.00)	115,406.00
Deferred Tax Assets:			
Due to Investment in Highlands Wellmont Health Network, Inc.	-	-	44,935.27
	-	-	44,935.27
Reserve for Deferred Tax Assets:			
Beginning Balance	-	44,935.27	87,258.48
Reversal of Reserved Amount	-	(44,935.27)	(42,323.21)
Ending Balance	-	-	44,935.27
Deferred Tax Assets – Net	-	-	-
Deferred Tax Liabilities:			
Due to Investment in Highlands Wellmont Health Network, Inc.	(2,333.00)	(2,635.00)	-

Note 8 **Discontinued Operations - Gainsharing**

Gainsharing refers to the practice of physicians receiving a percentage of hospitals' savings when they make treatment choices that save money. In a special bulletin released in July, 1999, by the Department of Health and Human Services' Office of Inspector General (OIG) that as pertaining to fee-for-service Medicare and Medicaid patients, gainsharing would be considered a violation of federal law on a prospective basis. While the OIG recognized that appropriately structured gainsharing arrangements may offer significant benefits where there is no adverse impact on the quality of care received by patients, the Social Security Act clearly prohibits such arrangements. In exercising its enforcement discretion, and in the absence of any evidence that a gainsharing arrangement violated any other statutes or adversely affected patient care, the OIG stated it would take into consideration whether a gainsharing arrangement was terminated expeditiously following the publication of the special bulletin.

The Company immediately ceased all gainsharing projects effective July 9, 1999. Inspector General June Gibbs Brown noted in a statement that "with appropriate regulatory safeguards, the concept of gainsharing might be acceptable, but congressional action would be necessary to change existing law." At this time, there is no expectation that gainsharing will be resumed. There was no gain or loss on the discontinuance.

	1999 (Audited)
Gainsharing Revenues:	
Gainsharing Administration Reimbursement	31,350.00
Gainsharing Participation Reimbursement	5,400.00
Gainsharing Bonus Payments	692,902.50
Total Gainsharing Revenues	729,652.50
Gainsharing Expenses:	
Gainsharing Participation BRMC	3,150.00
Gainsharing Participation HVHMC	5,837.50
Gainsharing Legal Fees	17,959.00
Gainsharing Distribution	161,903.47
Total Gainsharing Expenses	188,849.97
Net Gainsharing Income before Taxes	540,802.53

Note 9 **Personnel Costs**

	2001	2000	1999
Salaries and Wages	157,500.00	150,312.50	150,000.00
Leased Employees	164,405.65	124,165.42	117,174.41
Retirement Contribution	23,625.00	22,500.00	22,500.00
Employee Benefits	6,593.20	8,762.52	8,277.05
Payroll Taxes	7,513.40	7,401.62	6,921.32
Temporary Employment	5,074.21	6,266.66	-
Total Personnel Costs	364,711.46	319,408.72	304,872.78

Note 10 Outside Services

	2001	2000	1999
Accounting - Audit	7,800.00	7,800.00	-
Accounting	5,976.93	6,323.36	7,629.50
Consulting	22,095.00	22,291.99	49,662.27
Credentialing	8,623.00	16,352.83	8,098.50
Legal - Counsel	68,313.13	9,918.95	71,861.49
Consulting Fees - Gainsharing	-	6,627.82	29,722.67
Consulting Fees - Clinical Trials	3,777.73	972.50	-
Management	30,000.00	30,000.00	33,450.00
Total Outside Fees	146,585.79	100,287.45	200,424.43

Note 11 Committees and Meetings

	2001	2000	1999
Board of Directors' Meeting	27,573.17	25,923.97	25,682.60
Clinical Research Meeting	3,244.51	-	-
PHO Board of Directors' Meeting	5,850.00	6,450.00	8,105.25
Behavioral Health Committee	4,482.00	4,741.50	2,786.25
Contract Review Committee	15,111.50	15,690.03	22,838.80
Credentialing Committee	12,500.59	11,574.72	8,405.24
Finance Committee	8,925.03	7,322.59	6,636.60
QA/UM/PT Committee	17,729.00	17,816.37	16,434.50
Physician Needs Committee	5,191.50	4,438.25	3,783.25
Total Committee and Meetings	100,607.30	93,957.43	94,672.49

Note 12 Facility and Office Costs

	2001	2000	1999
Supplies	7,936.32	6,850.69	11,846.99
Computer Software	1,807.25	5,229.20	5,009.80
Telephone	5,045.62	5,343.82	8,604.03
Depreciation	6,706.15	5,014.01	7,652.04
Equipment Rental	8,319.22	8,846.22	9,011.06
Postage	7,372.77	3,423.30	7,525.20
Office Lease	43,123.10	39,939.48	39,939.48
Meetings and Seminars	7,024.52	5,764.89	3,380.34
Insurance	30,810.61	29,891.67	31,689.02
Bank Service Charges	-	17.09	10.83
Total Office Costs	118,145.56	110,320.37	124,668.79

Note 13 **Other Operating Costs**

	2001	2000	1999
Mileage	2,980.92	2,265.39	1,761.30
Entertainment	884.86	550.14	77.94
Marketing and Promotion	36,430.86	43.40	2,847.96
Collection Expense	-	-	78.83
Dues and Subscriptions	5,901.04	7,875.28	12,284.68
Taxes and Licenses	1,948.94	1,480.65	22,576.41
Retreat Costs	4,350.33	-	3,811.82
Clinical Trials	13,968.45	4,390.00	-
Other Expenses	-	.56	40.87
Total Operating Costs	66,465.40	16,605.42	43,479.81

Note 14 **Earnings Per Share**

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128 that specifies the computation, presentation and disclosure requirements for earnings per share (EPS). The objective of SFAS No. 128 is to simplify the computation and to make the United States' standards more compatible with EPS standards of other countries and with that of the International Accounting Standards Committee.

		2001	2000	1999
Numerator	Net Income (Loss)	(104,493.71)	158,176.23	348,503.44
Denominator	Weighted-Average Outstanding Shares	28,866.67	28,061.64	28,997.81
Earnings Per Share	Net of Tax	(3.62)	5.64	12.02

Weighted-average outstanding shares are rounded to two decimal points. The regulatory questions encountered with the issuance of the Class D stock have been resolved. For purposes of the weighted average shares outstanding, the Class D stock was deemed outstanding at January 1, 2001.

Note 15 **Guaranty**

In relation to the Highlands Wellmont Health Network, Inc. private label health insurance product, the Company and Wellmont Health Systems, Inc. are guarantors of a $120,000.00 letter of credit from First Bank & Trust Company of Tennessee. This letter of credit will expire on June 1, 2002.

Note 16 **Subsequent Events**

Highlands Physicians, Inc., in an Offering Circular dated January 25, 2002, is offering shares of Common Stock to credentialed physicians qualifying to purchase the stock. The offering consists of the following:

10,000 shares of Class A Common Stock to credentialed physicians practicing in Kingsport, Tennessee;
10,000 shares of Class B Common Stock to credentialed physicians practicing in Bristol, Tennessee;
3,800 shares of Class D Common Stock to credentialed physicians practicing in Big Stone Gap, Virginia;
2,500 shares of Class E Common Stock to credentialed physicians practicing in Rogersville, Tennessee;
10,000 shares of Class F Common Stock to credentialed physicians practicing with the Holston Medical Group in Kingsport, Tennessee; and
7,500 shares of Class G Common Stock to credentialed physicians practicing in Johnson City, Tennessee.

HIGHLANDS PHYSICIANS, INC.
Statement of Financial Condition
As of June 30, 2002 and December 31, 2001 and 2000

ASSETS

	June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Current Assets			
Cash on Hand and in Banks	278,186.79	70,644.83	275,651.36
Accounts Receivable	105,982.02	124,573.97	110,144.62
Notes Receivable	84,978.95	-	-
Prepaid SEC Filing Expenses	-	85,723.69	
Interest Receivable	102.38	-	-
Prepaid Insurance	2,225.12	17,791.42	16,312.03
Prepaid Expenses-Other	128.70	135.63	25,135.63
Prepaid Taxes	6,553.46	2,783.21	-
Deferred Federal Income Tax Asset	60,970.00	63,059.25	9,053.00
Total Current Assets	539,127.42	364,712.00	436,296.64
Fixed Assets			
Leasehold Improvements	5,101.70	5,101.70	5,101.70
Furniture, Fixtures, & Equip	31,467.96	31,467.96	25,432.71
Less: Accumulated Depreciation	(27,258.81)	(24,298.53)	(17,592.38)
Total Fixed Assets	9,310.85	12,271.13	12,942.03
Other Assets			
Deposits Made	4,992.44	4,992.44	4,992.44
Investment in Highlands Wellmont Health Network, Inc.	348,910.00	348,910.00	357,756.00
Total Other Assets	353,902.44	353,902.44	362,748.44
TOTAL ASSETS	902,340.71	730,885.57	811,987.11

The accompanying notes are an integral part of the financial statements.

HIGHLANDS PHYSICIANS, INC.
Statement of Financial Condition
As of June 30, 2002 and December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Current Liabilities			
Accounts Payable	17,195.23	22,591.12	11,608.95
Accrued Personnel Costs	6,562.50	30,187.50	6,562.50
Accrued Taxes-Other	-	56.00	1,969.00
Subscribed Stock	-	-	18,000.00
Deferred Federal Income Tax Liablility	2,333.00	2,333.00	2,635.00
St. Anthony Publishing	123.58	-	-
Total Current Liabilities	26,214.31	55,167.62	40,775.45
Stockholders' Equity			
Capital Stock:			
Class A Common, $1.00 Par Value, 27,000 Shares	21,000.00	14,900.00	15,000.00
Authorized, 21,000 Shares Issued and Outstanding			
Class B Common, $1.00 Par Value, 27,000 Shares	16,000.00	12,500.00	12,800.00
Authorized, 16,000 Shares Issued and Outstanding			
Class C Common, $1.00 Par Value, 3,000 Shares	-	-	-
Authorized, No Shares Issued and Outstanding-Non-Voting			
Class D Common, $1.00 Par Value, 3,800 Shares	2,300.00		
Authorized, 2,300 Shares Issued and Outstanding-Non-Voting		1,100.00	
Class E Common, $1.00 Par Value, 2,500 Shares	700.00		
Authorized, 700 Shares Issued and Outstanding-Non-Voting			
Class F Common, $1.00 Par Value, 10,000 Shares	5,100.00		
Authorized, 5,100 Shares Issued and Outstanding-Non-Voting			
Class G Common, $1.00 Par Value, 7,500 Shares	900.00		
Authorized, 900 Shares Issued and Outstanding-Non-Voting			
Additional Paid-In Capital	548,992.77	397,500.00	389,200.00
Retained Earnings	281,133.63	249,717.95	354,211.66
Total Stockholders' Equity	876,126.40	675,717.95	771,211.66
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	902,340.71	730,885.57	811,987.11

The accompanying notes are an integral part of the financial statements.

HIGHLANDS PHYSICIANS, INC.
Statement of Stockholders' Equity
For the Six Months Ended June 30, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 1998 (Unaudited)	29,700.00	414,300.00	(152,468.01)	291,531.99
Net Income	-	-	348,503.44	348,503.44
Common Stock Redeemed	(1,400.00)	(19,600.00)	-	(21,000.00)
Balance, December 31, 1999 (Audited)	28,300.00	394,700.00	196,035.43	619,035.43
Net Income	-	-	158,176.23	158,176.23
Common Stock Redeemed	(400.00)	(5,600.00)	-	(6,000.00)
Balance, December 31, 2000 (Audited)	27,900.00	389,100.00	354,211.66	771,211.66
Net Income (Loss)	-	-	(104,493.71)	(104,493.71)
Common Stock Redeemed	(500.00)	(7,000.00)	-	(7,500.00)
Common Stock Issued	1,100.00	15,400.00	-	16,500.00
Balance, December 31, 2001 (Audited)	28,500.00	397,500.00	249,717.95	675,717.95
Net Income	-	-	32,011.83	32,011.83
Common Stock Redeemed	(300.00)	(4,200.00)	-	(4,500.00)
Common Stock Issued	17,800.00	250,700.00	-	268,500.00
Balance, June 30, 2002 (Unaudited)	46,000.00	644,000.00	281,729.78	1,943,459.56

The accompanying notes are an integral part of the financial statements.

HIGHLANDS PHYSICIANS, INC.
Statements of Income
For the Six Months Ended June 30, 2002

	June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Operating Revenues			
Contract Revenues	192,578.59	319,233.33	428,391.24
Medical Service Income	137,700.00	275,400.00	254,400.00
Credentialing Income	21,284.96	33,868.26	58,848.28
Stock Administration Fees	44,500.00		
Other Income	4,563.13	1,075.69	
Total Operating Revenues	400,626.68	629,577.28	741,639.52
Operating Expenses			
Personnel Costs	166,551.31	364,711.46	319,408.72
Outside Services	66,741.59	146,585.79	100,287.45
Committees & Meetings	47,889.58	100,607.30	93,957.43
Facility and Office Costs	57,059.13	118,145.56	110,320.37
Other Operating Costs	6,975.23	66,465.40	16,605.42
Clinical Trials Costs	24,223.67		
Contract Reward Distribution	-	-	161,639.40
Total Operating Expenses	369,440.51	796,515.51	802,218.79
Net Operating (Loss)	31,186.17	(166,938.23)	(60,579.27)
Other Income			
Interest Income	825.66	8,833.52	18,273.32
Miscellaneous Income	0.00	1,185.00	7,412.18
Total Other Income	825.66	10,018.52	25,685.50
Net (Loss) from Continuing Operations before Income Taxes	32,011.83	(156,919.71)	(34,893.77)
Income Tax Benefit on Net (Loss) from Continuing Operations before Income Taxes		61,272.00	4,314.00
Net (Loss) from Continuing Operations after Income Taxes	32,011.83	(95,647.71)	(30,579.77)
Discontinued Operations			
Income from Operations of Gainsharing Activities	-	-	-
Equity in Highlands Wellmont Health Network, Inc.	-	(8,846.00)	188,756.00
Net Income (Loss)	32,011.83	(104,493.71)	158,176.23
Earnings (Loss) Per Share	69.59	(3.62)	5.64

The accompanying notes are an integral part of the financial statements.

HIGHLANDS PHYSICIANS, INC.
Statements of Cash Flows
For Six Months Ended June 30, 2002

	June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Cash Flows from Operating Activities:			
Net Income	(64,605.99)	(104,493.71)	158,176.23
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,617.86	6,706.15	5,014.01
(Increase) Decrease in Investment in Equity	-	8,846.00	(188,756.00)
(Increase) Decrease in Accounts Receivable	(19,367.69)	(14,429.35)	(1,700.01)
(Increase) Decrease in Prepaid Insurance	(9,646.51)	(1,479.39)	261.67
(Increase) Decrease in Prepaid Expenses - Other	24,998.51	25,000.00	(24,927.55)
(Increase) Decrease in Prepaid Taxes	(54,812.46)	(2,783.21)	1,319.26
Increase (Decrease) in Accounts Payable	4,221.75	10,982.17	7,558.95
Increase (Decrease) in Accrued Personnel Costs	(1,913.00)	(8,957.04)	(8,957.04)
Increase (Decrease) in Accrued Tax Refund	-	(9,053.00)	(9,053.00)
Increase (Decrease) in Accrued Taxes - Other	-	(1,913.00)	(140,437.00)
Increase (Decrease) in Deferred Tax Liability	-	(302.00)	2,635.00
Increase (Decrease) in Accrued Interest			
Increase (Decrease) in Subscribed Stock	(3,000.00)	(1,500.00)	(1,500.00)
Increase (Decrease) in St. Anthony Publishing Liab	5,753.74	-	-
Net Cash Provided (Used) by Operating Activities	(114,753.79)	(93,376.38)	(200,365.48)
Cash Flows from Investing Activities:			
Expenditures for Equipment	(5,139.22)	(3,561.58)	(3,561.58)
Net Cash (Used) for Investing Activities	(5,139.22)	(3,561.58)	(3,561.58)
Cash Flows from Financing Activities:			
Capital Stock Repurchases	(3,000.00)	(6,000.00)	(6,000.00)
Net Cash (Used) by Financing Activities	(3,000.00)	(6,000.00)	(6,000.00)
Net Increase (Decrease) in Cash	(122,893.01)	(102,937.96)	(209,927.06)
Cash at Beginning of Year	275,651.36	485,578.42	485,578.42
Cash at End of Year	152,758.35	382,640.46	275,651.36
Supplemental Disclosures of Cash Flow Information:			
Cash Paid During the Period for:			
Taxes	-	135,266.00	135,266.00
Interest	-	-	-

The accompanying notes are an integral part of the financial statements.

Note 1 **Organization and Operations**

Organization and Background: Highlands Physicians, Inc. (Company) is an independent practice association of physicians and other health care providers formed in 1993 to negotiate contracts on behalf of its participating providers, provide clinical integration to service those contracts, and engage in other managed care activities. The Company was organized and capitalized pursuant to a private placement memorandum and stockholder' agreement that provide for the sale of certain common stock. Additional capitalization was effected in 1997 under a private offering and creation of the separate classes of common stock.

Only physicians practicing in Kingsport, Tennessee, in respect to the Class A Common Stock; physicians practicing in Bristol, Tennessee, in respect to the Class B Common Stock; physicians practicing in Big Stone Gap, Virginia, in respect to the Class D Common Stock; physicians practicing in Rogersville, Tennessee, in respect to the Class E Common Stock; physicians practicing with the Holston Medical Group, in Kingsport, Tennessee, in respect to the Class F Common Stock; physicians practicing in Johnson City, Tennessee, in respect to the Class G Common Stock, who enter into and meet the credentialing criteria set forth in a participating provider agreement and are accepted by the Company are eligible to participate in ownership of the Company. The shares of the Class A, Class B, Class D, Class E, Class F and Class G Common Stock have similar designations, preferences, rights and qualifications. The related stockholders' agreement provides, among other matters, certain restrictions and obligations upon the stockholders of the Company with respect to the sale, redemption or transfer of the stock. The Company has also authorized the sale of certain Class C Common Stock, which has not been issued.

Stock Redemptions: The Company accepts requests from stockholders who have retired or relocated to redeem their stock at the original issue price, at the Company's discretion.

Operations: The Company has entered into various agreements with Wellmont Health Systems, Inc. a multi-hospital Tennessee non-profit corporation (Wellmont), in a joint venture to form and operate Highlands Wellmont Health Network, Inc., a physician-hospital organization (the PHO). Wellmont was formed to assume operations of Bristol Regional Medical Center and Holston Valley Medical Center, Inc. which were merged and consolidated into Wellmont effective July 1, 1996. Lonesome Pine Hospital was merged into Wellmont effective January 1, 1997. Wellmont entered into a twenty year operating lease of Hawkins County Memorial Hospital effective July 1, 2000 and into an agreement to manage Buchanan General Hospital effective October 1, 2000. The Company also engages in various consulting activities for the PHO.

The Company has never declared or paid a dividend. There is no current plan to declare dividends.

Note 2 **Summary of Significant Accounting Policies**

The Company's financial statements are prepared using the accrual method of accounting. Earnings per share are calculated using the average number of shares outstanding for the period.

Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Investment in Related Organization: The Company has a 50% interest in the PHO and accounts for its investment using the equity method of accounting.

Accounts Receivable from Related Party: The Company's revenues consist primarily of contract revenues which are based on a percentage of the allowed managed care claims paid related to covered medical services provided by network physician providers to eligible persons covered under various managed care contracts, as well as other contractual services provided to the PHO or its delegate. Accounts receivable represents amounts due the Company under these arrangements and are not collateralized.

Advertising costs are expensed as incurred.

Fixed Assets: Fixed assets consist primarily of computer and other office equipment and are stated on the basis of historical cost. Depreciation is provided utilizing accelerated methods over the estimated useful lives of the assets, which range from three to ten years.

Note 2 **Continued**

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 **Investment in Related Organization**

The Company shares ownership equally with Wellmont in Highlands Wellmont Health Network, Inc. a physician-hospital organization established to develop and operate a physician and hospital network to contract with providers, employers, insurers and other third-party payers for the delivery and payment of health care services. Ownership in the PHO by the Company consists of 100 shares of Class B Common Stock which have identical designations, preferences, rights and qualifications to the 100 shares of Class A Common Stock owned by Wellmont. The Company's investment in the PHO at December 31, 2000, 1999, and 1998 was $319,000.00, less its share of losses incurred the PHO through those dates.

Assets of the PHO at December 31, 2000, 1999 were approximately $163,450.00, and $422,000.00, respectively, and consisted of amounts due to Wellmont for expenses and long-term financing and payables to providers for withholding related to certain health insurance arrangements for Wellmont employees.

Note 4 **Related Party Transactions**

The Company provides certain physician recruitment, credentialing, medical direction and other network administration services to the PHO under terms of a preferred provider agreement as amended. The agreement provides for payment to the Company of $19,450.00 per month, which was increased to $22,950.00 per month beginning July 2000.

Credentialing income consists of charges to physician-applicants for certification requirements they must meet to become a member of Highlands Physicians, Inc.

The Company also provided certain clinical consulting services to Wellmont under terms of a consulting agreement. Under terms of the agreement, the Company received a base fee which is substantially equal to the costs incurred by the Company for time spent by individual physicians on specified projects. The Company was also entitled to receive certain incentive compensation, based on future savings or other results achieved by the related projects.

Accounts receivable at June 30, 2001, December 31, 2000, and 1999, are primarily amounts related to managed care contract revenues which are due from the PHO and which arose from health care services provided by physician owners of theCompany.

Effective January 5, 1998, the Company entered into a loan agreement with Wellmont whereby the Company may borrow up to $150,000.00 through the two-year period of the agreement. Borrowings bear interest at a local bank prime rate and all principal and interest payments shall be due and payable on January 5, 2000. Borrowing are not collateralized; however, the Company's assessment fee on managed care claims cannot be reduced until the loan is paid and any incentive compensation under the consulting agreement with Wellmont will be used to extinguish any outstanding indebtedness before any payments are made to the Company. The Company borrowed $ 50,000.00 under this agreement in January 1998. This loan was repaid in full during 1998.

The Company has entered into an employee lease agreement with Wellmont. Wellmont provides employees on a full time basis for the purpose of facilitating and supporting the day-to-day operations of the Company. Wellmont pays all compensation and benefits of the leased employees and the Company reimburses Wellmont. This agreement went into effect for the period March 15, 1998 through December 31, 1998 and automatically renews thereafter for additional periods of six months each unless otherwise terminated by either party.

Note 5 ***Investments and Credit Risk***

Investments consist of short-term certificates of deposit at a financial institution. The amount of deposits at the financial institution that exceed the Federal Deposit Insurance Corporation (FDIC) insurance coverage limit was approximately $178,187.00 and $0.00 at June 30, 2002 and December 31, 2001 respectively. Management is of the opinion that the credit risk related to these deposits is minimal.

Note 6 **Lease and Other Commitments**

The Company has entered into an arrangement to lease office space through a lease agreement effective March 1, 1998 through February 28, 2003. The agreement provides for an annual rental of $39,940.00 through February 28, 2001 and $43,413.00 thereafter, including normal maintenance and utilities.

The Company also pays $2,500.00 per month under a Board approved management arrangement to one of the physician-owners who serves as President. During 1997, the Company entered an employment agreement with a key employee which provides for a base salary of $150,000 per annum, bonus, benefits, and expense reimbursement as provided in the agreement. The Board authorized an increase in the base salary to $157,500.00 per annum effective January 1, 2001. The agreement also provides for additional benefits upon the sale of all of the stock or substantially all of the assets of the Company. The initial term of the agreement is through December 31, 2000 with two automatic one-year renewals.

Note 7

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The primary financial statement and tax difference relates to the investment in related organization.

A reconciliation between the effective income tax expense or benefit and the amount computed by multiplying the projected statutory federal income tax rate for the periods ended June 30, 2001, December 31, 2000, and 1999 is as follows:

	June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Net Income (Loss)	31,415.68	(104,493.71)	158,176.23
Income Tax (Benefit) Expense	(4,712.00)	(61,272.00)	(4,314.00)
Expected Taxable Income (Loss)	26,703.68	(165,765.71)	153,862.23
Computed "Expected" Tax (Expense) Benefit	(4,712.00)	(64,721.94)	43,256.27
Amount Attributable to Change in Value of Investment in Highlands Wellmont Health Network, Inc.	-	3,449.94	(47,570.27)
Income Tax (Benefit) Expense	(4,712.00)	(61,272.00)	(4,314.00)
Current Income Tax (Benefit) Expense	(4,712.00)	(60,970.00)	(6,949.00)
Deferred Tax Liability	-	(302.00)	2,635.00
Income Tax (Benefit) Expense	(4,712.00)	(61,272.00)	(4,314.00)
Reserve for Deferred Tax Assets:			
Beginning Balance	-	-	44,935.27
Reversal of Reserved Amount	-	-	(44,935.27)
Ending Balance	0.00	0.00	0.00
Deferred Tax Assets - Net	-	-	-
Deferred Tax Liabilities:			
Due to Investment in Highlands Wellmont Health Network, Inc.	(2,635.00)	(2,635.00)	(2,635.00)

HIGHLANDS PHYSICIANS, INC.

Notes to Financial Statements

For the Six Months Ended

June 30, 2002

		June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Note 8	**Personnel Costs**			
	Salaries and Wages	78,750.00	157,500.00	150,312.50
	Leased Employees	74,226.05	164,405.65	124,165.42
	Retirement Contribution	-	23,625.00	22,500.00
	Employee Benefits	7,425.02	6,593.20	8,762.52
	Payroll Taxes	6,150.24	7,513.40	7,401.62
	Temporary Employment	-	5,074.21	6,266.66
	Total Personnel Costs	166,551.31	364,711.46	319,408.72
Note 9	**Outside Services**			
	Accounting - Audit	6,000.00	7,800.00	7,800.00
	Accounting	3,846.32	5,976.93	6,323.36
	Consulting	5,472.50	22,095.00	22,291.99
	Credentialing	4,147.15	8,623.00	16,352.83
	Legal - Counsel	32,871.77	68,313.13	9,918.95
	Consulting Fees - Gainsharing	-	-	6,627.82
	Consulting Fees - Clinical Trials	-	3,777.73	972.50
	Management	15,000.00	30,000.00	30,000.00
	Total Outside Fees	67,337.74	146,585.79	100,287.45
Note 10	**Committees and Meetings**			
	Board of Directors' Meeting	10,615.94	27,573.17	25,923.97
	Clinical Research Meeting	3,523.26	3,244.51	-
	PHO Board of Directors' Meeting	1,500.00	5,850.00	6,450.00
	Behavioral Health Committee	1,205.25	4,482.00	4,741.50
	Contract Review Committee	10,038.84	15,111.50	15,690.03
	Credentialing Committee	5,422.50	12,500.59	11,574.72
	Finance Committee	4,472.13	8,925.03	7,322.59
	QA/UM/PT Committee	7,966.68	17,729.00	17,816.37
	Physician Needs Committee	2,784.75	5,191.50	4,438.25
	Total Committees and Meetings	47,529.35	100,607.30	93,957.43
Note 11	**Facility and Office Costs**			
	Supplies	5,310.17	7,936.32	6,850.69
	Computer Software	-	1,807.25	5,229.20
	Telephone	2,784.20	5,045.62	5,343.82
	Depreciation	2,278.80	6,706.15	5,014.01
	Equipment Rental	4,305.70	8,319.22	8,846.22
	Postage	3,199.04	7,372.77	3,423.30
	Office Lease	21,706.26	43,123.10	39,939.48
	Meetings and Seminars	1,273.12	7,024.52	5,764.89
	Insurance	16,184.30	30,810.61	29,891.67
	Bank Service Charges	17.54	-	17.09
	Total Office Costs	57,059.13	118,145.56	110,320.37

Note 12

Other Operating Costs	June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Mileage	1,387.60	2,980.92	2,265.39
Entertainment	1,094.63	884.86	550.14
Marketing and Promotion	375.00	36,430.86	43.40
Dues and Subscriptions	4,098.00	5,901.04	7,875.28
Taxes and Licenses	20.00	1,948.94	1,480.65
Retreat Costs	3,883.49	4,350.33	-
Clinical Trials	20,700.41	13,968.45	4,390.00
Other Expenses	-	-	0.56
Total Other Operating Costs	31,559.13	66,465.40	16,605.42

Note 13

Earnings Per Share

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128 that specifies the computation, presentation and disclosure requirements for earnings per share (EPS). The objective of the SFAS No. 128 is to simplify the computation and to make the United States' standards more compatible with EPS standards of other countries and with that of the International Accounting Standards Committee.

		June 30, 2002 (Unaudited)	2001 (Audited)	2000 (Audited)
Numerator	Net Income (Loss)	26,703.68	(104,493.71)	158,176.23
Denominator	Weighted Average Outstanding Shares	32,106.63	28,866.67	279.62
Earnings (Loss) Per Net of Tax		0.83	(3.62)	5.66

Weighted average outstanding shares are rounded to two decimal points.

1997 RESTATED

PARTICIPATING PROVIDER AGREEMENT

by and between

HIGHLANDS PHYSICIANS, INC.

and

____

(NAME OF PROVIDER)

1997 RESTATED
PARTICIPATING PROVIDER AGREEMENT

This PARTICIPATING PROVIDER AGREEMENT ("Agreement") is made and entered into as of the Effective Date set forth on the signature page of this Agreement, by and between HIGHLANDS PHYSICIANS, INC., a Delaware corporation ("Highlands"), and the person or entity whose name is listed under the heading "Provider" on the signature page of this Agreement ("Provider").

WITNESSETH:

WHEREAS, Provider is either (i) an individual health care provider duly licensed, certified, accredited or otherwise duly authorized to practice in the states of practice; or (ii) a partnership, professional service corporation or other entity duly organized and existing under and pursuant to the laws of the states of practice, the partners, shareholders, members and professional provider employees of which (together the "Provider") are all duly authorized to practice in the states of practice; and

WHEREAS, Highlands desires to obtain quality, cost efficient health care services from selected health care providers and to negotiate agreements with purchasers of such services; and

WHEREAS, Highlands desires to engage Provider to furnish such services and Provder desires to furnish such services.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Preamble and Recitals

The preamble and recitals hereinabove set forth are hereby incorporated into and made a part of this Agreement.

2. Definitions

2.1 Plans. "Plans" means individual and group health benefit contracts, workers compensation programs, policies of health insurance, policies of automobile insurance, or other plans of a Payor which shall be subject to this Agreement.

2.2 Eligible Persons. "Eligible Persons" means the persons entitled to receive the Covered Services pursuant to a Plan.

2.3 Covered Services. "Covered Services" means the health care services provided pursuant to a Plan.

2.4 Participating Provider. "Participating Provider" means those health care providers, including, without limitation, physicians, facilities, ancillary health care facilities and ancillary health care providers, who have directly, or indirectly through Highlands agreements with other networks ("Leased Networks"), entered into an agreement with Highlands to perform the Covered Services.

2.5 Payor. "Payor" means the party responsible for the actual payment for Covered Services rendered to Eligible Persons that has, directly or indirectly, entered into a Payor Agreement with Highlands. Payors "indirectly" entering into Payor Agreements with Highlands shall include, without limitation, payors of entities leasing the Highlands Network ("Network "Lessee") .

2.6 Payor Agreement. "Payor Agreement" means an agreement with a Payor directly, or indirectly with a Network Lessee, pursuant to which Participating Providers shall provide the Covered Services.

2.7 Standard Terms. "Standard Terms" means the terms set forth in EXHIBIT 2.7.

2.8 Fee Schedule. "Fee Schedule" means a schedule of maximum reimbursement amounts pursuant to which a Payor shall pay Participating Providers to provide Covered Services. Descriptions of current fee schedules pertaining to Provider are set forth in EXHIBIT 2.8.

2.9 Utilization Management Program. "Utilization Management Program" means either the utilization management program established, administered and/or subcontracted by Highlands or the Utilization Management Program required by an entity or a Payor in a Payor Agreement.

2.10 Credentialing Criteria. "Credentialing Criteria" means the criteria established by Highlands for the credentialing and recredentialing of Participating Providers which may be amended from time to time by Highlands in its sole discretion. The Credentialing Criteria pertaining to Provider are set forth in EXHIBIT 2.10.

2.11 Provider Manual. The "Provider Manual" means the Highlands manual of rules, regulations, policies and procedures of Highlands as provided to Provider.

2.12 Medically Appropriate.

2.12.1 "Medically Appropriate" or "Medical Appropriateness" means services or supplies whicb, under the provisions of this Agreement, are determined to be: (i) appropriate and necessary for the systems, diagnosis or treatment of the injury or disease; (ii) provided for the diagnosis or direct care and treatment of the injury or disease; (iii) preventative services as provided in a Plan; (iv) within standards of good medical practice within the organized medical community; (v) not primarily for the convenience of the Eligible Person or of any provider providing Covered Services to the Eligible Person; (vi) an appropriate supply or level of service needed to provide safe and adequate care; (vii) within the scope of the medical specialty education and training of a provider; and (viii) provided in a selling consistent with the required level of care.

2.12.2 Medically Appropriate services may not be Covered Services under a Plan.

2.12.3 A Plan may provide a different definition of Medical Appropriateness. If the definition of Medical Appropriateness shall conflict with the definition in a Plan, the definition in a Plan shall control.

2.13 Participating Provider Review Procedure. "Review Procedure" means the Procedure whereby a Participating Provider may request a reconsideration of (i) the termination of this Agreement by Highlands; or (ii) a suspension as a Participating Provider.

3. Terms and Fee Schedules

3.1 Standard Terms and Fee Schedule.

3.1.1 Provider accepts and is hereby bound by the standard Terms and the Fee Schedule.

3.1.2 Provider shall provide Medically Appropriate Covered Services to Eligible Persons of each Payor executing a Payor Agreement with Highlands or revising an existing Payor Agreement if the terms and fee schedules are substantially similar to the Standard Terms and the Fee Schedule.

3.1.3 If an additional Payor executes a Payor Agreement with Highlands or an existing Payor revises a Payor Agreement and Section 3.1.2 applies, Highlands shall provide notice to Provider of the identity of the Payor and any other information necessary for Provider to fulfill the obligations of Provider hereunder.

3.2 Modification of Standard Terms and Fee Schedule.

3.2.1 During the term of this Agreement, Highlands may (i) modify or create new Standard Terms or a new Fee Schedule; or (ii) create separate terms and Fee Schedules for various Highlands programs.

3.2.2 Highlands shall submit the modified, created or negotiated terms and/or Fee Schedules (together "Modifications") to Provider. Provider shall have the option to reject the Modifications by serving written notice of such rejection upon Highlands within forty-five (45) days of the effective date of the notice from Highlands.

3.2.3 Failure to provide notice of rejection within such forty-five (45) day period shall constitute acceptance by Provider, and the Modifications shall either replace the existinq Standard Terms and/or Fee Schedule or become additional Standard Terms or Fee Schedules for an Highlands program or for an individual Payor, as applicable.

3.2.4 If Provider rejects the Modifications for an Highlands program or Modifications which have been negotiated with an individual Payor, Provider shall not be required to provide Covered Services to Eligible Persons in such Highlands program or for such Payor, as applicable.

3.2.5 If Provider rejects the Modifications, Highlands shall have the option to (i) implement the Modifications without inclusion of Provider; (ii) withdraw the Modifications; or (iii) terminate this Agreement in accordance with Section 7.3.3.

4. Obligations of Highlands

4.1 Administration. Highlands shall administer and, in its sole discretion, determine the composition of the network of Participating Providers of Highlands.

4.2 Marketing and Promotion. Highlands shall, within its own discretion:

4.2.1 market, advertise and actively promote Highlands; and

4.2.2 solicit Payor Agreements from Payors offering reasonable levels of reimbursement and Plans that may include financial incentives or other programs to encourage Eligible Persons to use Participatinq Providers:

4.2.3 Payors shall be required to comply with the terms of this Agreement and shall not be required to establish financial incentives or other programs to encourage Eligible Persons to use Participatinq Providers.

4.3 Assistance. To permit Highlands to perform its obligations pursuant to this Agreement, Provider shall assist Highlands in marketing, advertising and promotion. Highlands shall use its best efforts to furnish Provider with appropriate materials to support such efforts.

4.4 Information. Highlands shall use its best efforts to (i) obtain current information from each Payor on a timely basis with regard to the identity of Payors and/or Eligible Persons; and (ii) maintain and disseminate such information to the Participating Providers as Highlands shall, within its sole discretion, deem appropriate to keep each Participating Provider reasonably informed as to the identity of the Eligible Persons.

4.5 Liability for Claims; Decisions and Fees. Highlands shall not be responsible or liable for any claims decisions or for the payment of any claims submitted by Provider for furnishing Covered Services or non-Covered Services to Eligible Persons. Highlands shall not be an insurer, guarantor or underwriter of the responsibility or liability of any Payor to provide benefits pursuant to any Plan.

5. Obligations of Provider

5.1 Provider Standards. Provider hereby warrants and represents that:

5.1.1 Provider is and, at all times during this Agreement, shall be in compliance with the Credentialing Criteria; and

5.1.2 the information contained in the application of Provider for membership in Highlands is true and correct in all respects and does not fail to state a material fact necessary to make the statements therein not misleading.

5.2 Provider Services and Obligations. Provider shall:

5.2.1 provide Medically Appropriate Covered Services to Eligible Persons for which Provider is qualified and which Provider customarily furnishes to the general public from the office locations indicated on the signature page of this Agreement ("Provider's Offices"). Services rendered from sites not listed as Provider's Offices shall be considered rendered by Provider pursuant to this Agreement; and

5.2.2 perform the Covered Services pursuant to the standards of good medical practice within the organized medical community; and

5.2.3 treat Eligible Persons in all respects no less favorably than Provider treats all other patients, and determine whether or not to accept Eligible Persons for treatment or terminate the treatment of Eligible Persons only on the basis of the same criteria employed by Provider to make such determinations in connection with all other Patients; and

5.2.4 obtain from Eligible Persons a written assignment of benefits and an authorization to release medical records, in a form approved by Highlands, cooperate and comply with the billing and other procedures established by Highlands or a Payor and set forth in the Provider Manual or in other written communications from Highlands; and

5.2.5 submit all claims for Covered Services as provided in the Provider Manual and pursuant to the Standard Terms. Provider shall accept as full payment from each Payor for the Covered Services deemed Medically Appropriate pursuant to the Utilization Management Program the lesser of charges customarily charged to other patients or the consideration provided in the Fee Schedule. Provider hereby waives any amounts from any Payor and any Eligible Person (i) in excess of the fees customarily charged to other patients or the amounts provided in the Fee Schedule; and (ii) any amount from any Payor or Eligible Person for services which have been deemed not to be Medically App~ropriate by the Utilization Management Program. Provider hereby acknowledges that payment for Covered Services furnished to Eligible Persons shall be due solely from a Payor and such Eligible Persons; and

5.2.6 subject to Section 6.3, provide any Payor and Highlands, its agents and any utilization management company engaged by Highlands with access, upon reasonable notice during normal business hours, to the appropriate records and information regarding Covered Services rendered to Eligible Persons for inspection and copying in such a manner as may be reasonably requested by Highlands or a utilization management company to permit Highlands or a utilization management company to implement the Utilization Management Program and perform its administrative obligations set forth herein and to verify claims for Covered Services submitted by Provider; and

5.2.7 within the dictates of good practice, and in the best interest of Eligible Persons under Provider's care, refer such Eligible Persons requiring referral to other Participating Providers except in an emergency; PROVIDED, HOWEVER, (i) if Provider is unable or unwilling to refer an Eligible Person to another Participating Provider, Provider shall contact Highlands prior to any referral to a nonParticipating Provider; and (ii) if Provider shall refer Eligible Persons to non-Participating Providers, Provider shall, prior to such referral, obtain the written authorization of the Eligible Person, which authorization shall include an acknowledgement by the Eligible Person that referred provider is not a Participating Provider and that the performance of services by the referred provider may result in higher charges than if such services were performed by a Participatinq Provider;

5.2.8 comply with the rules, regulations, policies and procedures as enacted by Highlands from time to time and summarized in the Provider Manual, comply with the Utilization Management Program, participate in and observe the protocols of the Utilization Management Program, submit to performance reviews in conjunction therewith and be bound by the payment decisions issued pursuant to the Utilization Management Program; and

5.2.9 within ten (10) days of occurrence, notify Highlands and provide Highlands with all information with respect to any disciplinary action against Provider or any malpractice actions, judgments or settlements of Provider. Provider hereby authorizes any hospital, any governmental agency or professional licensing, accrediting or certifying agency, or any other person or entity to release to Highlands any information pertaining to any such matters and pertaining to the Credentialing Criteria; and

5.2.10 consent to the inspection by Highlands, Network Lessees, independent credentialing entities, independent accreditation entities, their agents and their representatives of the contents of the credentialing file of Provider and all documents that may be material to an evaluation of qualifications and competence of Provider and consent to the release of such information to such parties. Provider hereby releases from liability Highlands, Network Lessees, their respective officers, directors, employees and agents from their acts performed and statements made, in good faith and without malice, in connection with evaluating the credentials and qualifications of Provider. Provider hereby releases from liability Highlands, Network Lessees and any and all individuals who provide information to Highlands, Network Lessees, their medical directors and their representatives and agents, in good faith and without malice, concerning the Credentialing Criteria, Provider's disciplinary actions, professional competence, background, experience, ethics, character, utilization practice patterns, health status and other qualifications to be a Participating Provider; and

5.2.11 give written notice to Highlands within ten (10) days if the practice of Provider shall add a partner, shareholder, member or professional provider employee or if Provider shall cease to fulfill the Credentialing Criteria.

5.3 Fees.

5.3.1 As compensation for the services provided by Highlands pursuant to this Agreement Provider shall, upon the execution of this Agreement, pay to Highlands a credentialing fee in the amount of five hundred dollars $500.00, of which two hundred fifty dollars ($250.00) has already been paid to Highlands, and an annual fee of ($N/A) ("Annual Fee").

5.3.2 Highlands, by resolution of the Highlands Board of Directors, shall have the authority to (i) deduct reasonable administrative fees from payments paid by Payors due to Provider or require provider to pay such administrative fees to

Highlands; (ii) deduct reasonable administrative fees from capitation payments paid to Highlands by Payors; and (iii) negotiate reasonable administrative fees with Payors for direct payments to Highlands.

5.3.3 During the term of this Agreement, Highlands may amend the Annual Fee by providing at least thirty (30) days notice to Provider. Provider shall have the option to reject any such amendment to the Annual Fee by serving written notice of such rejection upon Highlands within the thirty (30) day notice period. If Provider objects to the increase in fees, Highlands shall have the option for a period of sixty (60) days thereafter to withdraw the amended Annual Fee or to terminate this Agreement. If Highlands does not exercise its option to terminate this Agreement, the amended Annual Fee shall be deemed withdrawn and this Aqreement and the current Annual Fee shall remain in effect.

6. Confidential Information

6.1 Legal Restrictions. Neither party hereto shall be in default for failure to supply information which such party, in good faith, believes cannot be supplied due to prevailing law, or for supplying information which such party, in good faith, believes is required to be supplied due to prevailing law.

6.2 Non-Disclosure of Confidential Information.

6.2.1 Provider acknowledges that (i) due to the nature of this Agreement, Provider shall have access to and acquire Confidential Information as defined in this Section related to the business and operations of Highlands; (ii) all Confidential Information is solely the property of Highlands and constitutes confidential and proprietary information of Highlands; (iii) the disclosure of Confidential Information to third parties would cause substantial loss to the goodwill of Highlands; (iv) disclosure of Confidential Information to Provider shall be made due to the position of trust and confidence that Provider shall occupy and due to the agreement by Provider to the restrictions contained herein; (v) disclosure of Confidential Information would cause Highlands irreparable harm; and (vi) the restrictions imposed upon Provider herein would not hamper Provider in earninq a livinq.

6.2.2 Provider (and the respective officers, directors, employees, agents, successors and assigns of Provider) shall hold any and all Confidential Information in the strictest confidence as a fiduciary, and shall not, voluntarily or involuntarily, sell, transfer, publish, disclose, display or otherwise make available to others any portion of the Confidential Information without the expfress written consent of Highlands. Provider shall use best efforts to protect the Confidential Information consistent with the manner in which Provider protects the confidential business information of Provider; PROVIDED, HOWEVER,

Provider may disclose the Confidential Information to attorneys, accountants or consultants of Provider who require the Confidential Information to perform services for Provider. Any such person shall execute a non-disclosure agreement reasonably satisfactory to Highlands.

6.2.3 "Confidential Information" shall mean information of Highlands that shall be subject to patent, copyright, trademark, trade name or service mark protection, or described as confidential by Highlands or a Payor, or not otherwise in the public domain and related to the business and operations of Highlands, including, without limitation, this Agreement and the exhibits hereto, lists of Payors and Participating Providers and information related thereto, information relating to earnings, volume of business, methods, systems, practices or plans of Highlands and its Payors, and all similar information of any kind or nature whatsoever which is known only to persons having a fiduciary or confidential relationship with Highlands and its Payors that owns proprietary rights in or to such information.

6.3 Medical Records. The parties hereto shall maintain the confidentiality of any and all medical records which shall be in their possession and control, and such information shall only be released or disseminated pursuant to the valid authorization of the patient whose medical condition is reflected in such medical records or as shall be otherwise permitted under applicable law. Medical records shall be maintained in accordance with the Provider Manual.

6.4 Trademarks and Copyrights. Each party acknowledges each other party's sole and exclusive ownership of its respective trade names, commercial symbols, trademarks and service marks, whether presently existing or later established (collectively "Marks"). No party shall use the other party's Marks in advertising or promotional materials or otherwise without the owner's prior written consent; PROVIDED, HOWEVER, that Highlands, Payors and other entities with agreements with Highlands may, but shall not be required to, list Provider in the Highlands Participating Provider directory or otherwise publicize the status of Provider as a Participating Provider.

7. Term and Termination

7.1 Term and Voluntary Termination.

7.1.1 The initial term of this Agreement ("Initial Term") shall commence on the Effective Date of this Agreement and shall continue for one (1) year.

7.1.2 This Agreement shall be automatically renewed for additional periods of one (1) year (each a "Renewal Term") unless either party shall give written notice to the other party at least one hundred twenty (120) days prior to the end of the Initial Term or of any Renewal Term.

7.1.3 If Provider shall relocate any of the Offices of Provider, within ten (10) days of such relocation, Provider shall provide notice to Highlands. Highlands shall have the option, for ninety (90) days from the effective date of the notice, to terminate this Aqreement.

7.2 Termination of Agreement.

7.2.1 Except as otherwise specifically provided herein, either party may terminate this Agreement for cause upon the breach of this Agreement by the other party not remedied within thirty (30) days after receipt by such other party of notice thereof from the terminating party.

7.2.2 Anything elsewhere in this Agreement to the contrary notwithstanding, Highlands shall have the option to terminate this Agreement at any time upon notice if Provider (i) fails to satisfy the Credentialing Criteria; (ii) fails to purchase or maintain policies of insurance as required in the Credentialing Criteria; (iii) is disqualified or suspended from practice or is threatened with disqualification or suspension in any state, or has any other license, certification or authorization required to perform any duties hereunder restricted, suspended or terminated; (iv) is disciplined or threatened with disciplinary action by any governmental authority or agency, managed care organization, hospital or other facility; (v) is no longer a member in good standing of the medical or professional staff of any hospital of which Provider was a member as of the Effective Date, or if any such hospital restricts in any way or terminates any privileges granted to Provider; (vi) commits professional misconduct, violates the principles of professional ethics; (vii) in the sole determination of Highlands, has an excessive number of professional liability claims filed or resolved against Provider; or (viii) is subject to an indictment or information for a felony.

7.2.3 If Highlands exercises its option to terminate pursuant to Section 3.2.4, this Agreement shall terminate on the date designated by Highlands.

7.3 Procedure Upon Termination. Upon the termination of this Agreement by either party for any reason, whether for cause or not for cause, whether voluntary or involuntary, all rights and obligations hereunder shall cease, except (i) those rights and obligations provided in Section 6 and this Section 7.4; and (ii) those rights and obligations which shall have accrued as a result of the operation of this Agreement. Upon termination Provider shall:

7.3.1 continue to provide Covered Services pursuant to this Agreement (i) until either the termination of each Payor Agreement in force on the date of termination or twelve (12) months, whichever is earlier; and (ii) thereafter, to Eligible Persons who shall be receiving care from Provider until the earlier of the conclusion of any treatment for a specific condition existing as of such termination or the discharge or transfer of such Eligible Person, and

7.3.2 immediately discontinue use of any and all signs, plaques, letterheads, forms or other materials identifying Provider as a Participating Provider of Highlands and each Payor; and

7.3.3 immediately disclose to each Eligible Person in Provider's care, in the form prescribed by Highlands or by a Payor, the possible adverse economic consequences to such Eliqible Persons of Provider's termination; and

7.4 Termination and Eligible Persons. In the event of notice of termination of this Agreement and upon actual termination of this Agreement, Highlands may (i) inform Eligible Persons of such termination; (ii) inform Eligible Persons of the economic effect of using Provider as a non-Participating Provider; and (iii) recommend that Eligible Persons engage othe' Participating Providers.

8. Miscellaneous Provisions

8.1 Provider-Patient Relationship. Nothing contained in this Agreement shall interfere with or in any way alter any provider-patient relationship and Provider shall have the sole responsibility for the care and treatment of Eligible Persons under Provider's care. Nothing contained herein shall grant Highlands or any party performing utilization management the right to govern the level of care of a patient. Utilization management decisions shall only effect reimbursement of Provider for services rendered and shall not limit the performance of the services of Provider or effect Provider's professional judgment.

8.2 Non-Exclusivity. Nothing in this Agreement shall be intended or construed to prevent either party from entering into substantially similar agreements with other entities similar to the other party.

8.3 Independent Contractors. Each party, its officers, agents and employees are at all times independent contractors to the other party. Nothing in this Agreement shall be construed to make or render either party or any of its officers, agents, or employees an agent, servant, or employee of, or joint venturer of or with the other.

8.4 Notices. Notices shall be written and personally delivered or by fax, effective on delivery, or sent by United States mail, postage prepaid, effective on the third (3rd) day following the date deposited in the mail, addressed to the parties as set forth below, or to any other address specified in writing by such party.

8.5 Gender and Number. The use of the masculine, feminine or neuter gender and the use of the singular and plural shall not be given the effect of any exclusion or limitation herein; and the word "person" or "party" shall mean and include any individual, trust, corporation, partnership or other entity.

8.6 Entire Agreement. This Agreement represents the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and all prior and concurrent agreements, understandings, representations and warranties with respect to such subject matter, whether written or oral, are and have been merged herein and superseded hereby.

8.7 Amendment.

8.7.1 This Agreement may be amended by Highlands at any time upon written notice to Provider. Provider shall have the option to reject the amendment by serving notice of such rejection upon Highlands within thirty (30) days of the effective date of the notice from Highlands. If Provider rejects the amendment Highlands shall have the option to withdraw the amendment or terminate this Agreement within thirty (30) days of the effective date of the notice of rejection from Provider.

8.7.2 The Provider Manual may be amended from time to time in the sole discretion of Hiqhlands.

8.8 Compliance with Terms. Failure to insist upon strict compliance with any of the terms herein (by way of waiver or breach) by either party hereto shall not be deemed to be a continuous waiver in the event of any future breach or waiver of any condition hereunder.

8.9 Rights of Parties. Except for the right of HighlandsWellmont Health Network, Inc., a Delaware corporation, to enforce this Agreement as a third party beneficiary, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to this Agreement and their respective successors and assigns.

8.10 Assignment. This Agreement may not be assigned by either party without the express written consent of the other party.

8.11 Benefits. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, personal representatives, executors, administrators, assiqns.

8.12 Severability. If any portions of this Agreement shall, for any reason, be invalid or unenforceable, such portions shall be ineffective only to the extent of such invalidity or unenforceability, and the remaining portion-or portions shall nevertheless be valid, enforceable and of full force and effect.

8.13 Multiple Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a sinale instrument.

8.14 Conflict of Laws. This Agreement shall be governed by the laws of the State of Tennessee without giving effect to its conflicts of law provisions.

IN WITNESS WHEREOF, the parties hereto have set their hands on the dates set forth below, as of the Effective Date set forth below.

PROVIDER:

HIGHLANDS PHYSICIANS, INC.

____
Signature of Provider or
Authorized Represetative

By:____________________________

Name of Provider

Name

Address

Title

City, State, Zip Code

Effective Date of Agreement

State License, Certificate
or other Authorization Number

Federal Tax I.D. or Social
Security Number

Date Executed by Provider

IF BY A PARTNERSHIP,
PROFESSIONAL CORPORATION OR
OTHER ENTITY, ON BEHALF
THE FOLLOWING PERSONS:

(Print Names)

(signature lines continued)

Provider Offices (as defined
in Section 5.2.1)

EXHIBIT 2.7

STANDARD TERMS

The following shall constitute the Standard Terms as defined in this Agreement. As part of a separate agreement between Highlands and Payors, Highlands shall use all reasonable efforts to have Payors observe the Standard Terms.

1. Covered Services. Participating Provider shall furnish to Eligible Persons those Medically Appropriate Covered Services customarily furnished by such Participating Provider in the same physical setting and in the same manner as such services are customarily provided to other similarly situated patients of Participatinq Provider.

2. Payment to Participating Provider. Pursuant to the terms of the applicable Plan, Payor or its agent and the Eligible Person shall pay to Participating Provider the lesser of Participating Provider's charges customarily billed to other patients or the amounts set forth in the applicable Fee Schedule as full payment of any claim submitted by Participating Provider for Covered Services furnished to Eligible Persons pursuant to such Plan.

3. Payment by Eligible Persons. Participating Provider and/or any provider on call for Provider shall: (i) charge or bill Eligible Persons directly for, and use best efforts to collect, any deductible, co-payment or coinsurance for Covered Services specified in the applicable Plan, unless otherwise prohibited in such Plan, in amounts which, when added to Payor's payments shall not exceed the lesser of charges customarily charged to other patients or the consideration provided in the applicable Fee Schedule; (ii) charge or bill Eligible Persons directly for any services that are not Covered Services; and (iii) charge or bill Eligible Persons directly for any Covered Services provided to Eligible Persons after the benefits set forth in a Plan to which the Eligible Person is entitled have been exhausted.

4. Claims Submission. Each Participating Provider shall, as provided in the applicable Plan, submit claims to Highlands, Payor or Payor's agent, on a UB-82 form or HCFA 1500 form, or successor forms, as applicable. Participating Providers shall use best efforts to submit claims within thirty (30) days after providing Covered Services. Any claims which have not been submitted by Participating Provider within six (6) months after providing Covered Services may be denied pursuant to the Plan of a Payor. Highlands, Payor or Payor's agent shall apply the applicable Fee Schedule, as of the date of the Covered Services, to each Participating Provider's claim to determine the amount due such Participating Provider.

5. Time for Payment. Except where coordination of benefits applies, Payor or its paying agent shall use all reasonable efforts to make all payments due to Participating Provider within thirty (30) days following receipt by Payor, or its paying agent, of a complete and proper claim form and other information required to determine that the claim is payable under the Plan.

6. Verification of Eligible Persons. Eligible Persons shall receive Covered Services from Participating Provider upon the presentation of appropriate written documentation supplied

by Payor identifying the patient as an Eligible Person. Verification shall be in accordance with Payor's customary verification procedures or as negotiated by Highlands.

7. Exhaustion of Benefits. If an Eligible Person shall exhaust any benefits under any Plan, Participating Provider shall arrange for payment to be made by such Eligible Person directly to Participatinq Provider.

8. Coordination of Benefits. If additional parties shall be liable, under coordination of benefits, for payment to Participating Providers for Covered Services rendered to Eligible Persons, such other party or parties shall not be entitled to the benefit of any rates set forth in the Fee Schedule, regardless of any coordination of benefit provisions in such party's agreement with the Eligible Person or Participating Provider and regardless of whether such party is the primary or secondary insurer.

[The following provision shall apply to a Payor Agreement by and between Highlands and HMO Payors ("HMO Agreement") (as required by law)].

9. HMO Insolvency. Participating Provider shall not have a right in any event, including but not limited to nonpayment by an HMO of amounts due the Participating Provider under this Agreement, insolvency of an HMO (the "HMO") or any breach of this Agreement by the HMO, to seek any type of payment from, bill, charge, collect a deposit from, or have any recourse against, the Eligible Person, persons acting on the Eligible Person's behalf (other than the HMO), an employer or group contract holder for services provided pursuant to this Agreement except for the payment of applicable co-payments or deductibles for services covered by the HMO or fees for services not covered by the HMO. The requirements of this clause shall survive any termination of this Agreement for services rendered prior to such termination, regardless of the cause of such termination. The HMO's Eligible Persons, the persons acting on the Eligible Person's behalf (other than the HMO) and the employer or group contract holder shall be third party beneficiaries of this section. This section supersedes any oral or written agreement now existing or hereafter entered into between Participating Provider and the Eligible Person, persons acting on the Eligible Person's behalf (other than the HMO) and the employer or group contract holder. This Section 9 shall be automatically amended to conform with any applicable statutory requirements of the state in which services are rendered by Participating Provider.

10. Service. Provider shall establish procedures, including an appropriate call system, to provide that Covered Services are available to Eligible Persons twenty-four (24) hours per day, seven (7) days per week.

11. Laws Applying to HMO. All laws applying to HMOs in the appropriate state shall be applicable to this Agreement.

EXHIBIT 2.8

FEE SCHEDULE

PHYSICIAN FEE SCHEDULE

Physician professional fees for this contract are based on the McGraw-Hill relative value System (RVS), dated December, 1995, and the following conversion factors:

Type Service	Conversion Factor
Medical	$ 6.29
E&M	$ 5.47
Surgical	$105.00
Radiology	$ 18.37
Anesthesia	$ 42.00
Pathology	$ 14.50

HCPC codes are reimbursed at cost. CPT codes with no relative value units established are reimbursed at a fixed rate of 85 percent of billed charges.

These conversion factors set the Maximum Fee Schedule (MFS) for this contract. Reimbursement will be the provider's actual charges or this MFS, whichever is less.

Employer agrees to pay the MFS as computed above or the physician's normal fee, whichever is less. Other insurance industry reimbursement schedules such as Usual and Customary do not apply.

EXHIBIT 2.10

CREDENTIALING CRITERIA

CREDENTIALING INFORMATION AND CRITERIA

Credentialing of Providers is performed by HPI and BHNI separately. To be credentialed as a BHNI Provider the provider must be credentialed and recommended as an HPI provider to BHNI.

The Credentialing Criteria of Highlands are as follows:

1. PROFESSIONAL CREDENTIALS (TIER I)

1.1 Provider is either (i) a person with an unrestricted license or other authorization to practice in the state of location; or (ii) a partnership, professional service corporation or other entity, all of the partners, shareholders, members and provider employees of which have an unrestricted license or other necessary authorization to practice in the state of location. A copy of Provider's current valid license shall be provided with Provider s application to Highlands ("Application").

1.2 Provider, where applicable, has active full and unrestricted clinical and admitting privileges in Provider's specialty at a minimum of one (1) Participating Provider facility ("Participating Facility") or if Provider is a member of a non-admitting specialty, maintain full and unrestricted privileges appropriate to such speciality at a Participating Facility. Provider shall maintain each Participating Facility and other hospital, medical or professional staff appointment and all clinical and admitting privileges granted in connection therewith that Provider possessed as of the Effective Date of Provider's Participating Provider Agreement. A letter from each Participating Facility stating the Provider has such clinical privileges shall be provided with the Application.

1.3 Provider shall, if permitted under Provider's license, have and maintain unrestricted prescribing privileges. A copy of Provider's current DEA certification and state drug registration ("DPS"), if applicable, shall be provided with the Application.

1.4 Provider, where applicable, has not and shall not (i) have any hospital appointment or privileges reduced, limited, suspended or terminated or been placed on probation by any hospital at which Provider has had a medical or professional staff appointment or privileges; (ii) been restricted from receiving payments from Medicare, Medicaid or any other third party reimbursement programs; (iii) been subject to disciplinary action by any state or local medical society, specialty society, state board of medical examiners or the Drug Enforcement Agency; or (iv) been subject to sanctions of any kind whatsoever by any person or entity for improper prescribing procedures or actions; PROVIDED, HOWEVER, that, in the discretion of Highlands, the foregoing shall not apply to suspensions related to a reasonable delay in completing medical records. Any such actions shall be reported by Provider on the Application.

1.5 Provider has not and shall not have been disciplined, suspended or terminated from a PPO, HMO or other managed care organization.

1.6 Provider has not been convicted of a felony.

1.7 Provider is in good general health.

1.7.1 Provider shall report on the Application any physical or mental problems that may affect Provider's ability to practice Provider's profession. If Provider has such disabilities the Provider shall provide, with the Application, a statement from Provider's personal physician stating that the disabilities shall not interfere with the Provider's ability to provide high quality medical care.

1.7.2 Provider shall certify on the Application that Provider does not have a history of and is not presently abusing drugs or alcohol. A Provider with a history of drug or alcohol abuse may be considered for membership in Highlands, within the sole discretion of Highlands, if such Provider's personal physician provides a statement that Provider has been rehabilitated and is continuing with the rehabilitation program.

1.7.3 Provider shall certify on the Application that Provider does not have any communicable and/or chronic infectious disease that may be potential danger to patients.

1.7.4 Highlands shall have sole discretion in the determination of the impact of the health status of Provider for purposes of credentialing.

1.8 Provider shall purchase and maintain, at the sole cost and expense of Provider, policies of professional liability insurance in amounts as required by Highlands from time to time. At the present time such insurance shall be a minimum of THREE MILLION DOLLARS ($3,000,000.00)/THREE MILLION DOLLARS ($3,000,000.00). Provider shall authorize the insurance carrier to issue to Highlands a certificate of insurance policies of Provider upon the request of Highlands, and each such policy shall contain an endorsement requiring the insurer to give Highlands not less than thirty (30) days prior written notice of any cancellation, termination or material alteration of such policy. Notwithstanding the foregoing, Provider shall provide Highlands with notification within fifteen (15) days of any cancellation, termination or material alteration of any such insurance policies. Prior to the expiration or cancellation of any such policy, Provider shall secure replacement of such insurance coverage upon the same terms, and shall furnish Highlands with a certificate and endorsement as described herein.

A copy of the issuing section of the policy reflecting such insurance shall be provided with the Application.

1.9 Provider shall provide the following information on the Application:

1.9.1 Details of any professional liability actions that have resulted in adverse judgments or any financial settlements.

1.9.2 Details of any pending professional liability actions or claims or threatened claims with respect to professional liability.

This information shall be reviewed by Highlands. The evaluation shall consider the frequency of such actions, the financial impact of such actions and the clinical circumstances surrounding the alleged acts of malpractice. Highlands is fully cognizant of the current litigious conditions in the United States and its evaluation shall consider the litigious climate as part of the credentialing process. Providers shall not be automatically disqualified from participation in Highlands due to a history of judgments and/or settlements. Highlands shall have sole discretion in the determination of the impact of this information for purposes of credentialing.

1.10 Physician Providers shall be board certified in a specialty recognized by the American Board of Medical Specialties or other appropriate boards applicable to the specialty of Provider in the sole discretion of Highlands. A copy of Provider's board certification or appropriation training shall accompany the application. Expiration or re-certification dates shall be indicated where applicable. Physician Providers who have recently completed training and are board eligible, may be considered for probationary membership pending board certification; PROVIDED, HOWEVER,

1.10.1 if a Provider shall fail to become board certified within five (5) years, the Participating Provider Agreement of such Provider shall automatically terminate.

1.10.2 if a Provider is certified by a board that has a requirement for mandatory recertification, such Provider shall be required to satisfy the requirement for recertification. If a Provider shall fail to become recertified as required, the Participating Provider Agreement of such Provider shall be automatically terminated. Providers receiving either training or board certification in or by a foreign country/board may be reviewed on an individual basis for consideration of granting a waiver of the Credentialing Criteria.

1.11 The Provider shall provide complete information with respect to professional training which shall include, without limitation, the following:

1.11.1 Undergraduate Education
1.11.2 Medical and/or Professional Education
1.11.3 Internship and Residency
1.11.4 Fellowships
1.11.5 Teaching/Faculty appointments
1.11.6 Professional publications
1.11.7 References where required on the Application

The credentials of Providers shall only be acceptable if the Provider's practice is limited to the specialty in which the Provider has received training and Provider has completed an acceptable residency program. Highlands shall have the sole discretion with respect to the determination of the impact of this information for purposes of credentialing. Highlands reserves the right to require specific formal training in new procedures and/or technologies prior to credentialing, recredentialing or, if applicable, recommending payment for procedures.

1.12 Provider shall request the personal profile of Provider from the National Practitioner Data Bank and attach a copy of the request to the Application. Upon receipt of the profile, the Provider shall forward the original copy to Highlands. If the profile has not been received by Highlands within ninety (90) days of the date of the application, Provider shall provide an acceptable explanation and request an extension or the application shall be automatically terminated.

1.13 Provider shall, in the sole discretion of Highlands, demonstrate a commitment to continuing medical education. The attachment of a current Physician's Recognition Award from the American Medical Association shall satisfy this requirement. In the absence of this Award, Provider shall attach to the Application evidence of a minimum of fifty (50) hours of Category I CME Credits within the previous two (2) year period satisfactory to Highlands.

1.14 Highlands shall utilize available data sources to evaluate, where possible, the quality of care provided by the applicant. Determination of eligibility, or lack thereof, of Provider based on this information shall be in the sole discretion of Highlands.

1.15 Applicant shall maintain appropriate medical records and shall, subject to applicable law, provide such records to Highlands as deemed necessary by Highlands, in its sole discretion, for purposes of utilization management and/or quality assessment.

1.16 Applicant shall provide twenty-four (24) hour-a-day coverage, seven (7) days a week by other Participating Providers with training equivalent to the Provider. Individual exemptions of this requirement may be granted for Providers for which there are no local equivalently trained Providers. Determinations of equivalent training and the granting of any waiver of this requirement shall be in the sole discretion of Highlands.

1.17 Provider shall: (i) properly maintain, calibrate and license all diagnostic equipment in Provider's offices; (ii) maintain a formal quality control program for all office diagnostic equipment; and (iii) allow diagnostic testing and procedures to be performed and interpreted only by persons with appropriate training and/or certification.

1.18 Provider shall execute the appropriate release of Highlands directing any and all entities that may have information with respect to the ability to practice high quality medicine to provide such information to Highlands upon request. Such entities include, without limitation, hospitals, medical societies, state examining boards, Medicare intermediaries and third party payors.

1.19 Highlands reserves the right to require independent verification of any and all of the Credentialing Criteria and to perform site visits to the locations of Provider.

2. ECONOMIC AND BUSINESS NEEDS CRITERIA (TIER II)

The Professional Credentials constitute the Credentialing Criteria for the professional qualifications of Providers. Providers qualifying under the Professional Credentials shall be evaluated by Highlands to determine if such Provider fulfills the Economic and Business Needs Criteria. The Economic and Business Needs Criteria of Highlands regard the economic evaluation of the Provider and a determination of the need for additional Providers, additional specialties and/or additional geographical representation:

2.1 Highlands shall utilize available data sources to evaluate, where possible, the cost effectiveness of the patterns of practice of a Provider. The evaluation factors may include, without limitation: frequency of service; intensity of service; average cost per DRG; average cost per encounter; usage of ancillary services; and a Provider's charge patterns. A significant differentiation by Provider in any of the parameters subject to this evaluation may indicate a practice style and philosophy incompatible with the business objectives of Highlands. Highlands may determine, in its sole discretion, to decline to execute a Participating Provider Agreement with any Providers based upon this or any other information.

2.2 Provider shall fully disclose to Highlands, any ownership in any facility or service to which Provider may refer Eligible Persons. Provider shall inform, in writing, Eligible Persons of Provider's ownership interest in any facility or service prior to referring Eligible Persons. Provider shall not be required to provide such disclosures with respect to services integrated into the Provider's office based practice and available only to providers in such practice.

2.3 It is anticipated that the number of Providers qualifying pursuant to the Professional Credentials shall exceed the number of Providers required by Highlands. Therefore, a Provider qualifying under the Professional Credentials shall be evaluated under the Economic and Business Needs Criteria by Highlands to determine if Provider's participation enables Highlands to better fulfill its business needs. The evaluation shall include, without limitation: Provider's specialty; the need for a Provider in a specific geographic area; the number of Providers necessary to service the population; the relationship of a Provider to other Participating Providers; and, unique skills such as foreign language proficiency. Qualification under the Economic and Business Needs Criteria shall be in the sole discretion of Highlands. A qualifying Provider may become a Participating Provider immediately or at a subsequent time as Highlands expands its services, patients and/or service area.

2.4 From time to time, Highlands may, in its sole discretion, to fulfill its business objectives, offer Participating Provider Agreements to Providers deemed to be competent Providers who may not fulfill each aspect of the Credentialing Criteria. Input may be sought from Payors. For example, if Highlands required a Provider with a specific specialty or a specific location and a board certified Provider was unavailable, the requirement for board certification may be waived in that location for a particular Provider otherwise qualified.

2.5 It is anticipated that, from time to time, Highlands may adopt various additional Economic and Business Needs Criteria and/or performance standards. The adoption of additional Economic and Business Needs Criteria and performance standards shall be at the sole discretion of Highlands.

HIGHLANDS PHYSICIANS, INC.

Subscription Agreement

Mr. A. Walter Hankwitz
Executive Director
Highlands Physicians, Inc.
2550 East Stone Drive
Suite 220
Kingsport, Tennessee 37600

Dear Sir:

The undersigned hereby tenders this subscription to Highlands Physicians, Inc. ("**Highlands**"), and applies to purchase one hundred (100) shares of the class of common stock of Highlands as is set forth on page 3 hereof (the "**Common Stock**"). As payment of the purchase price, the undersigned hereby encloses a check or a promissory note payable to "Highlands Physicians, Inc." in the amount of $1,750 ($1,500 constituting the purchase price of the Common Stock (the "**Purchase Price Payment**") and $250 constituting the administrative fee).

Highlands agrees to hold such funds separate and apart from all other funds in a bank account until this subscription is accepted. It is understood and agreed that Highlands may, in its discretion, reject this subscription, in whole, for any reason. In the event this subscription is rejected for any reason, Highlands shall promptly return the funds deposited herewith, without interest and without deduction, to the undersigned.

The undersigned hereby covenants, represents and warrants to Highlands as follows:

I. Bona Fide Residence.

a. The undersigned is a bona fide resident and domiciliary, not a transient or temporary resident, of the state indicated below. The undersigned is not a nonresident alien of the United States.

b. The undersigned resides six months or more each year in the following state:

Kentucky	☐
Tennessee	☐
Virginia	☐
West Virginia	☐
Other ___________	☐

II. Documentation. The undersigned has received a copy of the Offering Circular dated _____________, 2002.

\20028\00001\CH202025.DOC-5

III. Availability of Investment Information. Highlands has made all documents pertaining to this purchase of the Common Stock available to the undersigned's attorney, accountant and the undersigned and has provided the undersigned, its attorney and accountant an opportunity to ask questions and secure additional information concerning the Common Stock and Highlands and all additional matters considered by the undersigned to be relevant to this investment.

IV. Stockholder Agreement. In connection with the purchase and sale of the Common Stock, each Common Stockholder is required to execute and deliver a Stockholders Agreement. Under the terms of the Stockholders Agreement, each Common Stockholder is to provide written notice to Highlands of any proposed sale of Common Stock. Highlands then has the right, but not the obligation, to repurchase the Common Stock being sold at the original purchase price. In addition, in the event a Participating Provider Agreement by and between Highlands and Stockholder is terminated, Highlands again has the option, but not the obligation, to repurchase the Common Stock then held by the Stockholder at the original purchase price, plus any and all additional capital contributions made to Highlands by the Stockholder.

V. Arbitration. The undersigned agrees that any controversy between Highlands, its officers, directors, employees or agents, and the undersigned arising out of, or relating to, (i) the preparation or contents of the information provided by Highlands or this Agreement, (ii) the offer and sale of Common Stock, or (iii) any transactions in connection with the foregoing, may be settled by arbitration. Any arbitration hereunder shall take place before at least three (3) arbitrators, and the award of the arbitrators, unanimously or by a majority of them, shall be final, and judgment upon the award rendered may be entered in any court having jurisdiction. The undersigned agrees that notice of any such arbitration shall be sent to the undersigned by mail at the mailing address shown on the signature page hereof, and the undersigned waives personal service thereof.

VI. Cancellation. The undersigned hereby acknowledges and agrees that it is not entitled to cancel, terminate or revoke this offer or any agreements made by the undersigned hereunder and that such offer and agreements shall survive the death or disability of the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ___ day of _________________, 2002.

(NOTE: PAYMENT MUST BE MADE BY CHECK MADE PAYABLE TO HIGHLANDS PHYSICIANS, INC.)

Indicate location of practice:

Kingsport, Tennessee (Class A Common Stock)	☐
Bristol, Tennessee (Class B Common Stock)	☐
Big Stone Gap, Virginia (Class D Common Stock)	☐
Rogersville, Tennessee(Class E Common Stock)	☐
Holston Medical Group (Class F Common Stock)	☐
Johnson City, Tennessee (Class G Common Stock)	☐

____
Social Security Number

_________________________________ _________________________________
Residence Address Mailing Address (if different)

_________________________________ _________________________________

____
Signature

____
(Print or Type Name)

STATE OF ____________________)
) SS.
COUNTY OF ___________)

On ___________________________, 2002, before me the undersigned, a Notary Public, personally appeared ____________________________________, known to me to be the person(s) whose name(s) is/are subscribed to the within instrument and knowledge that he/they executed the same.

WITNESS my hand and official seal.

(SEAL)

____
Notary Public in and for said County and State

My Commission Expires: ____________________

PART III

INFORMATION NOT REQUIRED IN THE OFFERING CIRCULAR

Exhibit Number	Description	Page Number (or cross-reference if applicable)
2.1	Second Amended and Restated Certificate of Incorporation of Highlands Physicians, Inc.	P-3
2.2	1998 Restated Bylaws of Highlands Physicians, Inc.	P-9
2.3	Restated Certificate of Incorporation of Highlands Wellmont Health Network, Inc.	P-20
3.1	Form of Stockholders Agreement, dated ________, by and between Highlands Physicians, Inc. and _____(the stockholder-physicians)	P-27
3.2	Form of Stockholders Agreement, dated November 2, 1993, by and between Bristol Regional Medical Center, Highlands Physicians, Inc. and Bristol HealthCare Network, Inc.	P-32
3.3	Preferred Provider Agreement, dated March 4, 1998, by and between Highlands Wellmont Health Network, Inc. and Highlands Physicians, Inc.	P-41
3.4	Addendum to Preferred Provider Agreement, dated July 1, 2002, by and between Highlands Wellmont Health Network, Inc. and Highlands Physicians, Inc.	P-84
3.5	Associate Agreement, dated March 29, 2002, by and between SMO-USA and Highlands Physicians, Inc.	P-86
3.6	Form of Clinical Investigator Agreement, dated 1st of February, 2002, by and between Highland Physicians, Inc. and Investigator	P-92
6.1	Employment Agreement, effective November 1, 1997, by and between Highlands Physicians, Inc. and A. Walter Hankwitz	P-98

Exhibit 2.1

State of Delaware

Office of the Secretary of State

PAGE 1

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "HIGHLANDS PHYSICIANS, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF JUNE, A.D. 2001, AT 4:30 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor, Secretary of State

2348226 8100

AUTHENTICATION: 1179057

DATE: 06-08-01

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HIGHLANDS PHYSICIANS, INC.

It is hereby certified that:

1. The name of the corporation is Highlands Physicians, Inc. (the "Corporation") and the date of filing of the original Certificate of Incorporation with the Secretary of State of Delaware is August 20, 1993.

2. The Amended and Restated Certificate of Incorporation is hereby amended by deleting the Amended and Restated Certificate of Incorporation in its entirety and substituting the Second Amended and Restated Certificate of Incorporation of Highlands Physicians, Inc., attached hereto, as the certificate of incorporation.

3. The Second Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

4. The effective time of the Second Amended and Restated Certificate of Incorporation herein certified shall be upon the date of filing.

Signed and attested to on June 5, 2001

Its: [signature]
Dr. Nelson Gwaltney
Its: President

Attest:

By: [signature]
Dr. Gregory L. DeMotts
Its: Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 06/05/2001
010269706 - 2348226

\0028\00001\CH196529.DOC-1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HIGHLANDS PHYSICIANS, INC.

1: The name of the Corporation is: HIGHLANDS PHYSICIANS, INC.

2: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, 19808, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is The Prentice-Hall Corporation System, Inc.

3: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same may be amended from time to time ("GCL").

4: The total number of shares of capital stock which the Corporation shall have the authority to issue is 57,000 shares, par value $1.00 per share. The capital stock of the Corporation shall be divided into seven (7) classes of common stock, designated as Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Class E Common Stock, Class F Common Stock and Class G Common Stock. The Corporation shall have the authority to issue 17,000 shares of Class A Common Stock, 17,000 shares of Class B Common Stock, 3,000 shares of Class C Common Stock and 5,000 shares each of Class D, Class E, Class F and Class G Common Stock. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions, of the common stock as follows:

D.A. The Class A Common Stock shall be voting stock. The holders of the Class A Common Stock shall have the right to elect all of the directors of the class ("Class A Directors"), voting as provided in ARTICLE FIFTH, Section 2.

D.B. The Class B Common Stock shall be voting stock. The holders of the Class B Common Stock shall have the right to elect all of the directors of the class ("Class B Directors"), voting as provided in ARTICLE FIFTH, Section 2.

D.C. The Class C Common Stock shall be non-voting.

D.D. Class D Common Stock shall be voting stock. The holders of Class D Common Stock shall have the right to elect all of the directors of the class ("Class D Directors"), voting as provided in ARTICLE FIFTH, Section 2.

D.E. Class E Common Stock shall be voting stock. The holders of Class E Common Stock shall have the right to elect all of the directors of the class ("Class E Directors"), voting as provided in ARTICLE FIFTH, Section 2.

D.F. Class F Common Stock shall be voting stock. The holders of Class F Common Stock shall have the right to elect all of the directors of the class ("Class F Directors"), voting as provided in ARTICLE FIFTH, Section 2.

D.G. Class G Common Stock shall be voting stock. The holders of Class G Common Stock shall have the right to elect all of the directors of the class ("Class G Directors"), voting as provided in ARTICLE FIFTH, Section 2.

5: The following provisions are inserted for the management of the business for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

1. The affirmative vote of the majority of the voting Common Stock, issued and outstanding, including the affirmative vote of the majority of the Class A Common Stock and Class B Common Stock, issued and outstanding, each voting as a class, shall be required to pass any resolution of the stockholders; and

2. The vote of a class shall be determined by the vote of a majority of all of the shares issued and outstanding in the class, present in person or by proxy, at an annual or special meeting, and each share of stock of a class shall be entitled to one (1) vote.

6: The Corporation shall indemnify, and advance expenses to, each director, officer, trustee, employee or agent of the Corporation and each person who is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in the manner and to the fullest extent provided in Section 145 of the GCL as the same now exists or may hereafter be amended. No amendment to or repeal of this Article SIXTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

7: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL or any successor provision, or (iv) for any transaction from which the director derived an improper personal benefit.

8: This Certificate of Incorporation may only be amended, altered, changed or repealed at an annual meeting or at any special meeting of the stockholders by the affirmative vote of a majority of all of the shares of stock of the Corporation issued and outstanding and having the right to vote, provided that notice of the proposed amendment, alteration, change or repeal to be made is contained in the notice of such annual or special meeting.

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "HIGHLANDS PHYSICIANS, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF JUNE, A.D. 2001, AT 4:31 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

1793 · 1847 · 1907

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2348226 8100

AUTHENTICATION: 1179066

[illegible]69707

DATE: 06-08-01

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:31 PM 06/05/2001
010269707 - 2348226

**FIRST AMENDMENT TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HIGHLANDS PHYSICIANS, INC.**

It is hereby certified that:

1. The name of the corporation is Highlands Physicians, Inc. (the "Corporation") and the date of filing of the original Certificate of Incorporation with the Secretary of State of Delaware is August 20, 1993.

2. The Second Amended and Restated Certificate of Incorporation is hereby amended by deleting the first paragraph of Article FOURTH in its entirety and substituting the following provision in its entirety:

> FOURTH: The total number of shares of capital stock which the Corporation shall have the authority to issue is 82,000 shares par value $1.00 per share. The capital stock of the Corporation shall be divided into seven (7) classes of common stock, designated as Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Class E Common Stock, Class F Common Stock and Class G Common Stock. The Corporation shall have the authority to issue 27,000 shares of Class A Common Stock; 27,000 shares of Class B Common Stock; 3,000 shares of Class C Common Stock; 5,000 shares of Class D Common Stock; 2,500 shares of Class E Common Stock; 10,000 shares of Class F Common Stock; and 7,500 shares of Class G Common Stock.

3. The First Amendment to the Second Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders in accordance with the provisions of Sections 228, and 242 of the General Corporation Law of the State of Delaware.

4. The effective time of the First Amendment to the Second Amended and Restated Certificate of Incorporation herein certified shall be upon the date of filing.

Signed and attested to on June 5, 2001

By: [signature]
Dr. Nelson Gwaltney
Its: President

Attest:

By: [signature]
Dr. Gregory L. DeMotts
Its: Secretary

Exhibit 2.2

1998 RESTATED BYLAWS

OF

HIGHLANDS PHYSICIANS, INC.

ARTICLE 1
Offices

1.1 Registered Office. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

1.2 Other Office. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
Meetings of Stockholders

2.1 Place of Meetings. All meetings of the stockholders shall be held at such place as may be fixed from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

2.2 Annual Meeting. An annual meeting of the stockholders for the purpose of electing directors and for the transaction of such other business as may come before the meeting shall be held on the second Tuesday in October, beginning in 1994, unless the Board of Directors, not less than ten (10) days prior to any such fixed annual meeting date, designates another date for such annual meeting, in which event the annual meeting of stockholders for that year shall be held on the date so designated.

2.3 Notice of Annual Meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.4 List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

2.5 Special Meetings of Stockholders. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the president, and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a minimum of forty percent (40%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.6 Notice of Special Meetings of Stockholders. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

2.7 Business at Special Meetings. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.8 Classes of Stock and Voting. The stock of the Corporation shall be divided into seven (7) classes. The designations, preferences, qualifications, limitations and special and relative rights with respect to the shares of each class shall be as provided in the Certificate of Incorporation and as follows:

2.8.1 Class A Stock. Class A Stock shall be voting stock. The stockholders of Class A Stock shall have the right to elect all of the directors of the class ("Class A Directors"), voting as provided in Section 2.8.8(ii).

2.8.2 Class B Stock. Class B Stock shall be voting stock. The stockholders of Class B Stock shall have the right to elect all of the directors of the class ("Class B Directors"), voting as provided in Section 2.8.8(ii).

2.8.3 Class C Stock. Class C Common Stock shall be non-voting.

2.8.4 Class D Common Stock. Class D Common Stock shall be voting stock. The holders of Class D Common Stock shall have the right to elect all of the directors of the class ("Class D Directors"), voting as provided in Section 2.8.8(ii).

2.8.5 Class E Common Stock. Class E Common Stock shall be voting stock. The holders of Class E Common Stock shall have the right to elect all of the directors of the class ("Class E Directors"), voting as provided in Section 2.8.8(ii).

2.8.6 Class F Common Stock. Class F Common Stock shall be voting stock. The holders of Class F Common Stock shall have the right to elect all of the directors of the class ("Class F Directors"), voting as provided in Section 2.8.8(ii).

2.8.7 Class G Common Stock. Class G Common Stock shall be voting stock. The holders of Class G Common Stock shall have the right to elect all of the directors of the class ("Class G Directors"), voting as provided in Section 2.8.8(ii).

2.8.8 Voting of Stockholders. (i) The affirmative vote of the majority of all stockholders including the affirmative vote of the Class A Stockholders and Class B Stockholders, each voting as a class, shall be required to pass any resolution of the stockholders; and (ii) the vote of a class shall be determined by the vote of a majority of all of the shares issued and outstanding in the class, present in person or by proxy, at an annual or special meeting, and each share of stock of a class shall be entitled to one (1) vote.

2.8.9 Quorum. The holders of a majority of the stock of each class issued and outstanding present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

2.8.10 Proxies and Voting of Shares. Each stockholder shall be entitled to vote in person or by proxy, but no proxy shall be valid after the expiration of eleven (11) months from its date, unless the proxy provides for a longer period.

2.8.11 Informal Action By Stockholders. Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE 3
Directors

3.1 Number, Tenure and Qualifications. The number of directors which shall constitute the whole Board shall be a maximum of twenty-eight (28). The directors of each class shall be elected at the annual meeting of the stockholders and each director elected shall hold office for one (1) year until the next annual meeting or until a successor is elected and qualified. Directors need not be stockholders.

3.2 Classification and Qualification of Directors and Term of Office. The directors of the Corporation shall be divided into two (2) classes, with such qualifications as follows:

3.2.1 Class A Directors shall consist of ten (10) directors. Five (5) of the Class A Directors shall be primary care physicians (family practice physicians, internal medicine physicians, pediatricians and emergency medicine physicians). Class A Directors shall be elected as provided in Section 2.8.8.

3.2.2 Class B Directors shall consist of ten (10) directors. Five (5) of the Class B Directors shall be primary care physicians (family practice physicians, internal medicine physicians, pediatricians and emergency medicine physicians). Class B Directors shall be elected as provided in Section 2.8.8.

3.2.3 Class D Directors shall consist of two (2) directors. One (1) of the Class D Directors shall be a primary care physician (family practice physician, internal medicine physician, pediatrician and emergency medicine physician). Class D Directors shall be elected as provided in Section 2.8.8.

3.2.4 Class E Directors shall consist of two (2) directors. One (1) of the Class E Directors shall be a primary care physician (family practice physician, internal medicine physician, pediatrician and emergency medicine physician). Class E Directors shall be elected as provided in Section 2.8.8.

3.2.5 Class F Directors shall consist of two (2) directors. One (1) of the Class F Directors shall be a primary care physician (family practice physician, internal medicine physician, pediatrician and emergency medicine physician). Class F Directors shall be elected as provided in Section 2.8.8.

3.2.6 Class G Directors shall consist of two (2) directors. One (1) of the Class G Directors shall be a primary care physician (family practice physician, internal medicine physician, pediatrician and emergency medicine physician). Class G Directors shall be elected as provided in Section 2.8.8.

3.3 General Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts which are not directed or required to be exercised or done by the stockholders by statute or by the Certificate of Incorporation, by agreement of the stockholders or by these Bylaws.

3.4 Quorum. Unless a greater number is stated in the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business at all meetings of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time. without notice other than announcement at the meeting, until a quorum shall be present.

3.5 Manner of Acting. The vote of a majority of all of the members of the Board of Directors shall be required to pass any resolution of the Board of Directors; PROVIDED, HOWEVER, the following matters shall require the vote of the majority of each of the following: (i) Class A Directors, (ii) Class B Directors, (iii) the primary care physician directors; and (iv) the specialist physician directors:

3.5.1 New Stockholders. The issuance of capital stock of the corporation;

3.5.2 Certificate of Incorporation. The amendment or repeal of the Certificate of Incorporation;

3.5.3 Bylaws. The amendment or repeal of the Bylaws of the corporation;

3.5.4 Borrowing. Authorization of the corporation to borrow;

3.5.5 Budget. The approval of the budget of the corporation and expenditures in excess of the amounts provided in such approved budget of the corporation;

3.5.6 Risk Contracts. The approval of contracts where the payment of fees is on a capitated basis or other non-fee-for-service arrangements where the corporation is at financial risk;

3.5.7 Distributions. The distributions of any cash or property of the corporation;

3.5.8 Executive Director. The engagement or dismissal of an executive director to manage the affairs of the corporation;

3.5.9 Management Company or Medical Service Organization ("MSO"). The engagement or dismissal of a management company or MSO to manage the affairs of the corporation;

3.5.10 Auditing Firm. The engagement and dismissal of the independent auditing firm for the corporation;

3.5.11 Counsel. The engagement and dismissal of legal counsel;

3.5.12 Utilization Management Firm. The engagement or dismissal of the firm performing utilization management for the corporation;

3.5.13 Subcontracting. The subcontracting of any of the obligations of the corporation;

3.5.14 Employees and Independent Contractors. The hiring or termination of employees or independent contractors;

3.5.15 Purchase of Property. The purchase or acquisition of any property, real, personal, or mixed, by the corporation exceeding Five Thousand Dollars ($5,000.00) in value;

3.5.16 Sale of Property. The sale, exchange or other disposition of any property, real, personal or mixed, of the corporation exceeding Five Thousand Dollars ($5,000.00) in value;

3.5.17 Rights. Nothing in this Section 3.5 shall be construed to limit in any manner the rights and powers of the Board except as specifically set forth herein.

3.6 Vacancies. Any vacancy occurring in the Board of Directors and any directorship to be filled by reason of an increase in the number of directors, shall be filled at a special meeting of the stockholders of the class designated to elect such director voting in accordance with Section 2.8.8(ii).

3.7 Removal. Except as hereinafter provided, one or more directors may be removed, with or without cause, at any time by the affirmative vote of the majority of all of the shares outstanding of the class electing such director, at a special meeting of the stockholders of such class called for that purpose, voting in accordance with Section 2.8.8(ii).

3.8 Committees.

3.8.1 Generally. The Board of Directors may, by resolution, designate one or more committees. The composition of the committees shall be determined by the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee.

3.8.2 Vote of Committees. The vote of the majority of director-members of a committee shall be required to pass any act of the committee. Any act of any committee shall be ratified by a resolution of the Board of Directors before such resolution becomes effective.

3.8.3 Executive Committee. The Board of Directors may designate an Executive Committee to consist of two (2) or more directors of the Corporation with equal numbers of Class A and Class B directors. Any resolution of the Executive Committee shall be passed upon the vote of a majority of all of the members of the Committee. In the absence or disqualification of a director serving on the Executive Committee, the Board of Directors may appoint another director from the same class of director as the absent or disqualified director to act at the meeting. Except as otherwise provided by statute or these Bylaws, the Executive Committee shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

3.9 Place of Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

3.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time. be determined by the Board.

3.11 Special Meetings. Special meetings of the Board may be called by the President on at least two (2) days' notice to each director as provided in ARTICLE 5. Special meetings shall be called by the President in the same manner upon the written request of two (2) or more directors.

3.12 Informal Action. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of

Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

3.13 Compensation of Directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary to serve as a director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE 4
Advisory Directors

4.1 Appointment. The Corporation, by its Board of Directors, may select Advisory Directors. Advisory Directors may be appointed or removed by the Board of Directors of the Corporation at any annual or special meeting of the Board of Directors.

4.2 Number and Term. The Advisory Directors shall be a maximum of twenty (20) in number and shall serve for a maximum of three (3) years.

4.3 Function of Advisory Directors. The function of the Advisory Directors shall be primarily advisory in nature to the Board of Directors. Any or all Advisory Directors may serve on Board committees to which they are appointed by the Board of Directors. Advisory Directors shall attend meetings of the Board of Directors when invited. Advisory Directors may serve, if appointed, as chairman of a committee. Serving in this capacity, Advisory Directors may be invited to attend the regular business meetings of the Board of Directors to make committee reports and recommendations. It is not intended that Advisory Directors be subject to provisions of the statutes of the State of Delaware as directors.

ARTICLE 5
Notices

5.1 In General. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, notice is required to be given to any director or stockholder, such notice shall be in writing, delivered personally or by mail, addressed to such director or stockholder, at his/her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given when the notice shall be deposited in the United States mail.

5.2 Notice to Directors. Notice to directors may be given as provided in Section 5.1 and by fax-or telegram.

5.3 Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE 6
Officers

6.1 Number and Title. The officers of the Corporation shall be chosen by the Board of Directors and shall be a chairman of the board, if any, vice chairman of the board, if any, president, a vice-president, a secretary and a treasurer. The Board of Directors may choose additional vice-presidents and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these bylaws otherwise provide.

6.2 Election and Qualification. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a president, one or more vice-presidents, a secretary and a treasurer.

6.3 Appointment of Additional Officers. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

6.4 Compensation. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

6.5 Term of Office Removal and Vacancies. The officers of the Corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation may be filled by the Board of Directors.

6.6 The Chairman of the Board. The chairman of the board, if any, shall be the chief executive officer of the Corporation and shall have the general direction of the affairs of the Corporation, except as otherwise prescribed by the Board of Directors. The chairman of the board shall preside at all meetings of the stockholders, of the Board of Directors and of the executive committee, if any, and shall designate the acting secretary for such meetings to take the minutes thereof for delivery to the secretary. The chairman of the board may execute contracts in the name of the Corporation and appoint and discharge agents and employees of the Corporation. The chairman of the board shall be ex-officio a member of all committees.

6.7 The Vice Chairman of the Board. In the absence of the chairman of the board, if any, or in the event of his inability or refusal to act, the vice chairman shall perform the duties of the chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman. The vice chairman shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

6.8 The President. The president shall be the chief operating officer of the Corporation, and as such shall direct the operations of the Corporation. The president shall assume such other duties as the Board of Directors may assign to him from time to time. If there shall. not be a chairman, or in the absence or incapacity of the chairman of the board and vice chairman of the board, the president shall perform all duties and functions of the chairman of the board. The president may sign, with the secretary, assistant secretary, treasurer or assistant treasurer. certificates for shares of the Corporation, and may sign any policies, deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors have authorized to be executed except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; appoint and discharge agents and employees of the Corporation, and in general, shall perform all duties incident to the office of president. The president shall be ex-officio a member of all committees.

6.9 The Vice-President. In the absence of the president or in the event of his inability or refusal to act, and in the absence of the chairman of the board and vice chairman of the board, if any, or in the event of their inability or refusal to perform the duties of the president, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated by the Board, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

6.10 The Secretary. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision the secretary shall be. The secretary shall have custody of the corporate seal of the Corporation and the secretary, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the secretary or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by such officer's signature.

6.11 Assistant Secretaries. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of the secretary's inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

6.12 The Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions made by the treasurer and of the financial condition of the Corporation.

6.13 Bond. If required by the Board of Directors, the treasurer shall give the Corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office and for the restoration to the Corporation, in case of the treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the treasurer's possession or under the treasurer's control belonging to the Corporation.

6.14 Assistant Treasurers. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of the treasurer's inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time Prescribe.

ARTICLE 7
Stock and Stockholders

7.1 Stock. The shares of stock of the Corporation shall be uncertificated.

7.2 Fixing Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

7.3 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE 8
Indemnification

8.1 In General. The Corporation shall indemnify (a) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, and (b) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding, in each case to the fullest extent permissible under Section 145 of the Delaware General Corporation Law, as amended from time to time, or the indemnification provisions of any successor statute.

8.2 No Diminution by Amendment of Bylaws; Non-exclusive Effect. The foregoing provisions of this Article 8 shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while this bylaw is in effect and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer may be entitled apart from the provisions of this Article 8. The Board of Directors in its discretion shall have power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate is or was an employee of the Corporation.

ARTICLE 9
Amendment of Bylaws

The bylaws may be adopted, amended or repealed by the stockholders or the Board of Directors; provided, however, that any amendment of the Bylaws by the stockholders shall not be amended or repealed by the Board of Directors unless otherwise provided in the amendment.

Exhibit 2.3

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "HIGHLANDS WELLMONT HEALTH NETWORK, INC." AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE TWELFTH DAY OF NOVEMBER, A.D. 1993, AT 9 O'CLOCK A.M.

RESTATED CERTIFICATE, FILED THE FIFTH DAY OF SEPTEMBER, A.D. 1995, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "BRISTOL HEALTHCARE NETWORK, INC." TO "HIGHLANDS WELLMONT HEALTH NETWORK, INC.", FILED THE TWENTIETH DAY OF AUGUST, A.D. 1996, AT 9 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2359893 8100H

AUTHENTICATION: 1379784

45

DATE: 10-09-01

CERTIFICATE OF INCORPORATION

OF

BRISTOL HEALTHCARE NETWORK, INC.

1. The name of the corporation is:

Bristol Healthcare Network, Inc.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of stock which the corporation shall have authority to issue is 3,000 shares, with a par value of $1.00 each. All such shares shall be designated as common stock and shall be of two classes, with 1,500 shares of Class A and 1,500 shares of Class B. The shares of Class A and Class B common stock shall have identical designations, preferences, relative, participating, optional or other rights and qualifications, limitations and restrictions, except with respect to voting for Directors, in which case the holders of the outstanding shares of Class A common stock shall be entitled to elect three (3) directors and the holders of the outstanding shares of Class B common stock shall be entitled to elect three (3) directors.

5. The name and mailing address of the incorporator is:

C. Joseph Cain
Clark, Thomas & Winters
P. O. Box 1148
700 Lavaca, Suite 900
Austin, Texas 78767

6. The name and mailing address of the person who is to serve as sole director until the first annual meeting of

75466.1

stockholders or until his successors are elected and duly qualified is:

Name	Address
C. Joseph Cain	Clark, Thomas & Winters P. O. Box 1148 700 Lavaca, Suite 900 Austin, Texas 78767

The number of the corporation's directors to serve after the first annual meeting of stockholders shall be fixed at six (6) and may be changed only by amendment of this certificate of incorporation.

7. The corporation expressly elects to not be governed by the restrictions contained in section 203 of the General Corporation Law of Delaware regarding business combinations with interested stockholders.

8. The stockholders of the corporation shall have a preemptive right to purchase, acquire, or subscribe for any unissued, additional, or treasury shares of stock of any class or bonds, notes, debentures, or any securities convertible into stock of the corporation or carrying any right to purchase, acquire, or subscribe for stock of any class.

9. No director of this corporation shall be liable to the corporation for monetary damages for an act or omission occurring in the director's capacity as a director, except to the extent the statutes of the State of Delaware expressly provide that the director's liability may not be eliminated or limited. Any repeal or amendment of this paragraph that increases the liability of a director shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or amendment.

10. Any amendment or repeal of any provision contained in this Certificate of Incorporation or the Bylaws of the corporation shall be reserved to the Stockholders of the corporation. Such amendment or repeal shall be accomplished by a majority vote of each class of Stockholders of the corporation. All rights herein conferred are granted subject to this reservation.

The undersigned, being the incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does make this certificate, hereby declaring and certifying that this is his act and deed, and the facts herein stated are true and, accordingly, he has executed this Certificate of Incorporation this the 9th day of November, 1993.

Name of Incorporator

75466.1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 09/05/1995
950200632 - 2359893

RESTATED CERTIFICATE OF INCORPORATION

OF

BRISTOL HEALTHCARE NETWORK, INC.

I, LARRY M. SMITH, Executive Director of Bristol Healthcare Network, Inc., do hereby certify:

Bristol Healthcare Network, Inc. (the "Corporation) was formed pursuant to the provisions of the Delaware Business Corporation act on November 12, 1993. The Certificate of Incorporation of the Corporation is hereby amended and restated as follows:

1. The name of the Corporation is Bristol Healthcare Network, Inc.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801.

3. The name of its registered agent at such address is The Corporation Trust Company.

4. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

5. The total number of shares of stock which the Corporation shall have authority to issue is 3,000 shares, with a par value of $1.00 each. All such shares shall be designated as common stock and shall be of two classes, with 1,500 shares of Class A and 1,500 shares of Class B. The shares of Class A and Class B common stock shall have identical designations, preferences, relative, participating, optional or other rights and qualifications, limitations and restrictions, except with respect to voting for the Directors, in which case the holders of the outstanding shares of Class A common stock shall be entitled to elect four (4) directors and the holders of the outstanding shares of Class B common stock shall be entitled to elect four (4) directors.

6. The number of the Corporation's directors shall be fixed at eight (8) and may be changed only by amendment of this Certificate of Incorporation.

7. The Corporation expressly elects to not be governed by the restrictions contained in section 203 of the General Corporation Law of Delaware regarding business combinations with interested stockholders.

8. The stockholders of the Corporation shall have a preemptive right to purchase, acquire, or subscribe for any unissued, additional, or treasury shares of stock of any class or bonds, notes, debentures, or any securities convertible into stock of the Corporation or carrying any right to purchase, acquire, or subscribe for stock of any class.

9. No director of this Corporation shall be liable to the Corporation for monetary damages for an act or omission occurring in the director's capacity as a director, except to the extent the statutes of the State of Delaware expressly provide that the director's liability may not be eliminated or limited. Any repeal or amendment of this paragraph that increases the liability of a director shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or amendment.

10. Any amendment or repeal of any provision contained in this Certificate of Incorporation or the Bylaws of the Corporation shall be reserved to the Stockholders of the corporation. Such amendment or repeal shall be accomplished by a majority vote of each class of Stockholders of the corporation. All rights herein conferred are granted subject to this reservation.

IN WITNESS WHEREOF, Bristol Healthcare Network, Inc. has caused this Certificate Of Amendment and Restatement Of Articles Of Incorporation to be signed in its name and on its behalf by its Executive Director and its corporate seal to be hereunto affixed and attested to by its Secretary on this 24th day of August, 1995.

ATTEST: BRISTOL HEALTHCARE NETWORK, INC.

Barbara Morrell

Barbara Morrell, Secretary

By: Larry M. Smith

Larry M. Smith
Executive Director and CEO

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 08/20/1996
960242542 - 2359893

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT *of*
CERTIFICATE *of* INCORPORATION

▶ FIRST: That at a meeting of the Board of Directors of BRISTOL HEALTHCARE NETWORK, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

"The name of the corporation is: HIGHLANDS WELLMONT HEALTH NETWORK, INC.

"

▶ SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

▶ THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

▶ FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

▶ IN WITNESS WHEREOF, said BRISTOL HEALTHCARE NETWORK, INC. has caused this certificate to be signed by DAVID A. NOWISKI, an Authorized Officer, this ______ day of August, A.D. 19 96.

BY: [signature]
Authorized Officer

Exhibit 3.1

STOCKHOLDERS AGREEMENT

by and between

HIGHLANDS PHYSICIANS, INC.

and

____

(STOCKHOLDER-PHYSICIANS)

THIS STOCKHOLDERS AGREEMENT effective as of the effective date set forth on the signature page, by and among Highlands Physicians, Inc., a Delaware corporation ("Highlands"), and the parties listed on the signature pages under the heading "Stockholders" (herein referred to individually as a "Stockholder" and collectively as the "Stockholders").

WITNESSETH:

WHEREAS, the Stockholders are the owners of issued and outstanding shares of capital stock of Highlands ("Shares"); and

WHEREAS, the Stockholders desire to secure continuity of ownership of the Shares and believe it to be in the best interests of Highlands and the Stockholders to impose certain restrictions and obligations upon the Stockholders, Highlands and the Shares with respect to the transfer of the Shares, to provide that the Shares owned by any Stockholder or by any transferee of a Stockholder shall not pass to persons unsuited or unqualified to serve the best interests of Highlands.

NOW, THEREFORE, in consideration of the premises and the mutual promises, covenants and conditions herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Preamble and Recitals. The preamble and recitals hereinabove set forth are hereby incorporated into and made a part of this Agreement.

2. Restriction on Transfer of Shares.

2.1 Except as provided in this Agreement, no Stockholder shall sell, assign, pledge or otherwise transfer (together a "transfer") all or any part of the Shares now owned or hereafter acquired by such Stockholder.

2.2 Any Stockholder may transfer all or any part of such Stockholder's Shares to any person or entity with the prior written consent of Highlands, which consent may be granted or withheld in the sole discretion of Highlands.

2.3 Any Stockholder (the "Offering Stockholder") may sell all or any part of such Stockholders' Shares to any person or entity without the consent of Highlands, provided that the Offering Stockholder complies with each of the following terms and conditions:

2.3.1 The Offering Stockholder shall obtain a written offer (the "Written Offer") from the proposed purchaser setting forth the name and address of the proposed purchaser, the number of Shares proposed to be transferred ("Offered Shares"), the total consideration, direct or indirect, to be received therefor and the terms and conditions of payment, upon which the Offering Stockholder proposes to transfer the Offered Shares.

2.3.2 The Offering Stockholder shall serve written notice (the "Transfer Notice") on Highlands of the existence of an offer to purchase the Offered Shares and shall submit to Highlands a copy of the Written Offer.

2.3.3 Upon receipt of a Transfer Notice, Highlands shall have the option to redeem not less than all of the Offered Shares. Highlands may exercise its option by written notice ("Exercise Notice") to the Offering Shareholder within ninety (90) days after the receipt of the Transfer Notice ("90-Day Period"). If Highlands shall exercise its option to redeem the Offered Shares, Highlands shall pay the purchase price, as computed in Section 4, to the Offering Stockholder as provided in Section 5. If Highlands shall elect not to redeem the Offered Shares or shall fail to exercise its option with the 90-Day Period, the Offering Stockholder shall have the right to sell the Offered Shares to the proposed purchaser, upon the terms and conditions set forth in the Written Offer, provided such sale is consummated within thirty (30) days after the 90-Day Period. If such sale is not consummated within such period, then the restrictions provided in this Agreement shall remain in full force and effect with respect to any Shares not so transferred.

2.3.4 Any purported transfer in violation of this Agreement shall be null and void and of no further force and effect.

2.3.5 No transfer of Shares under this Section 2 shall be effective until written notice thereof is served on Highlands. The transferee of any Shares pursuant to this Section 2 shall execute any and all documents, in form and substance satisfactory to Highlands and counsel for Highlands, necessary for transferee to become bound by all of the terms and conditions of this Agreement.

3. Redemption of Shares.

3.1 In the event of the termination of the Participating Provider Agreement ("Termination") by and between Highlands and a Stockholder ("Terminated Stockholder") whether for cause or not for cause, whether voluntarily or involuntarily, Highlands shall have the option to redeem the Shares owned by the Terminated Stockholder.

3.2 Upon termination, Highlands may exercise its option by giving the Exercise Notice to the Terminated Stockholder at any time within ninety (90) days after the date of the Termination.

3.3 If Highlands shall give the Exercise Notice to the Terminated Stockholder within such ninety (90) day period, Highlands shall purchase, and the Terminated Stockholder shall sell, all of the Shares then held by the Terminated Stockholder at the purchase price as defined in Section 4.

4. Purchase Price. The purchase for any Shares redeemed hereunder shall be (the "Purchase Price") equal to the sum of: (i) the original price paid by the Terminated Stockholder for the Redeemed Shares plus (ii) any additional capital contribution made by the Terminated Stockholder to Highlands.

5. Payment of Purchase Price. The purchase price shall be paid in cash at the office of Highlands on the thirtieth (30th) day following the date of the Exercise Notice. At closing, the Stockholder shall deliver the certificates representing the Shares, duly endorsed for transfer. If the Terminated Stockholder or an employee, officer, director, partner or agent of the Terminated Stockholder is an officer or director of Highlands, the Terminated Stockholder shall, upon receipt of the Exercise Notice or the occurrence of the Termination Event, be deemed to have

resigned from such position and upon request of Highlands shall execute such resignations, corporate records and other documents as may be reasonably requested by Highlands.

6. Legend on Certificates. All certificates representing Shares subject to this Agreement shall be endorsed with the following legend:

> "This certificate and the shares represented hereby are held subject to the terms and conditions of the Stockholders Agreement dated _______________, ________, among Highlands and its Stockholders, a copy of which is on file at the office of Highlands. No sale or other transfer of the shares represented by this certificate may be effected except pursuant to the terms of the Stockholders Agreement. The shares represented by this certificate have not been registered under the Securities Act of 1933 or the securities laws of any state. The shares have been acquired for investment only and may not be sold or transferred in the absence of an effective registration statement covering the shares under the Securities Act of 1933 and applicable state securities laws or an opinion of counsel satisfactory to Highlands that such registration is not required."

7. Additional Shares. If any of the Shares are transferred pursuant to the terms of this Agreement or if Highlands issues any additional Shares to any Stockholder or any transferee of any Stockholder, such transferee or person or entity to whom such Shares are issued and the Shares so transferred or issued shall be subject to all of the terms and conditions of this Agreement.

8. Miscellaneous Provisions

8.1 Termination. This Agreement may be terminated:

8.1.1 with the written consent of Highlands and the Stockholder executing this Agreement;

8.1.2 upon the adjudication of bankruptcy of Highlands; or

8.1.3 upon the voluntary dissolution of Highlands.

8.2 Notices. Notices shall be written and personally delivered or by fax, effective on delivery, or sent by United States mail, postage prepaid, effective on the third (3rd) day following the date deposited in the mail, addressed to the parties as set forth below, or to any other address specified in writing by such party.

8.3 Entire Agreement. This Agreement represents the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and all prior and concurrent agreements, understandings, representations and warranties with respect to such subject matter, whether written or oral, are and have been merged herein and superseded hereby. Except as otherwise specifically provided herein, no amendment to this Agreement shall be effective against a party to this Agreement unless such amendment is in writing, signed by such party.

8.4 Compliance with Terms. Failure to insist upon strict compliance with any of the terms herein (by way of waiver or breach) by either party hereto shall be deemed to be a continuous waiver in the event of any future breach or waiver of any condition hereunder.

8.5 Assignment. This Agreement may not be assigned by a Stockholder without the express written consent of Highlands. Highlands may assign this Agreement, upon notice to a Stockholder, to any other entity.

8.6 Benefits. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, personal representatives, executors, administrators, successors and assigns.

8.7 Multiple Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

8.8 Conflict of Laws. This Agreement shall be governed by the laws of the State of Delaware without giving effect to its conflicts of law provisions.

IN WITNESS WHEREOF, the parties hereto have set their hands and seals effective as the day and year first above written.

HIGHLANDS PHYSICIANS, INC. STOCKHOLDER:

By:________________ Date:_________ ______________________ Date:________
Title

____
Effective Date

Exhibit 3.2

STOCKHOLDERS AGREEMENT

This Stockholders Agreement effective November 2, 1993, by and between Bristol Memorial Hospital, Inc., d.b.a. Bristol Regional Medical Center, a Virginia not-for-profit corporation ("BRMC"), Highlands Physicians, Inc., a Delaware corporation ("HPI") and Bristol HealthCare Network, Inc., a Delaware corporation (the "Corporation"), and BRMC and HPI being referred to individually as "Stockholder" and collectively as "Stockholders."

W I T N E S S E T H:

WHEREAS, the Corporation is a corporation duly organized and existing under and pursuant to the laws of the State of Delaware; and

WHEREAS, the Stockholders desire to secure continuity of ownership of the stock of the Corporation and believe it to be in the best interests of the Corporation and the Stockholders to impose certain restrictions and obligations upon the shares of stock of the Corporation.

NOW THEREFORE, in consideration of the premises, and the mutual promises, covenants and conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Preamble

The preamble and recitals hereinabove set forth are hereby incorporated into and made a part of this Agreement.

2. Sale and Purchase of Stock of a Stockholder

2.1 Transfer of Shares. No Stockholder shall transfer any interest in all or any part of such Stockholder's stock in the Corporation to a third party, without first complying with the provisions of this Agreement.

2.2 Offer to the Corporation and Other Stockholders. If a Stockholder desires to transfer all or any portion of the Stockholder's stock in the Corporation, the shares of stock owned by the Stockholder shall be offered to the Corporation and then to the other Stockholders as follows:

2.2.1 The Stockholder or legal representative of a Stockholder ("Offering Stockholder") shall serve written notice upon the Corporation containing: (i) an offer to sell stock to the Corporation and the other Stockholders; (ii) a copy of the written bona fide offer to purchase the stock of the Offering Stockholder by a third party; (iii) the amount of stock offered for sale ("Offered Stock"); and (iv) the price per share; PROVIDED, HOWEVER, the purchase price of the Offered Stock and the payment of the purchase price shall be no less favorable than the price and terms contained in the bona fide offer.

2.2.2 For a period of thirty (30) days ("Corporation's Option Period") after the date of receipt of such notice, the Corporation shall have the right to exercise an option to purchase all or any portion of the Offered Stock. Such option shall be exercised by written notice by the Corporation to the Offering Stockholder and the other Stockholders during the Corporation's Option Period.

2.2.3 If the Corporation does not exercise its option or exercises its option to purchase less than all of the Offered Stock, the other Stockholders shall have the right to exercise an option, on a pro-rata basis, to purchase the Offered Stock or remaining Offered Stock for a period of thirty (30) days after the termination of the Corporation's option period ("Stockholder's Option Period"). Such option shall be exercised by written notice from a Stockholder to the Offering Stockholder, the Corporation and the other Stockholders during the Stockholder's Option Period.

2.2.4 If the Corporation and the other Stockholders have exercised their option to purchase less than all of the Offered Stock, then the Corporation, if it has exercised its option, and the other Stockholders who have exercised an option, shall be deemed to have agreed to purchase all of the remaining Offered Stock, pro rata, in accordance with the shares to be purchased by each such party exercising an option.

2.2.5 If neither the Corporation nor the other Stockholders shall exercise their options to purchase any of the Offered Stock, the Offering Stockholder shall be free for a period of ninety (90) days subsequent to the termination of the Stockholders' Option Period ("90 Day Period"), to sell the Offered Stock to the named bona fide prospective purchaser; PROVIDED, HOWEVER, that no such sale shall be made on terms or for a price, other than as set forth in the third party offer or to any person other than a bona fide prospective purchaser named in the notice given under Section 2.2.1 and that prior to such sale the bona fide prospective purchaser becomes a party to this Agreement.

2.2.6 If, after the lapse of the 90 Day Period, such stock has not been sold in accordance with the bona fide offer described in the Seller's notice given under Section 2.2.1, the Offering Stockholder shall make a new offer in accordance with Section 2.2.1 prior to any other transfer.

2.3 Surrender of Shares; Resignations. At the time of the initial payment of the purchase price the Offering Stockholder shall surrender the certificates representing the Offered Stock endorsed to permit transfer on the books of the Corporation. If the Offering Stockholder or an officer, director, stockholder, employee or agent of the Offering Stockholder is an officer or director of the Corporation or any of its subsidiaries or affiliates, or a trustee on any corporate pension or profit sharing plans or holds similar positions, such person shall, at the time of the initial payment execute resignations, corporate records, minutes and other reasonable documents as may be requested by the Corporation.

3. Covenant Not to Establish Entity Similar to the Corporation. During the term of this Agreement neither HPI nor BRMC nor their officers, directors, shareholders or members shall directly or indirectly become a partner, shareholder, or investor in, or otherwise in any manner own, establish or operate an entity which competes with the Corporation in the geographic area set forth in Exhibit 3 or solicit the Corporation's payors or referral sources referring payors to the Corporation for any such entity. The foregoing prohibition against solicitation shall not restrict a party's right to conduct general marketing and advertising efforts to persons generally in the relevant geographic market.

4. Arbitration. Neither party shall in any manner, whether voluntary or involuntary, whether for cause or not for cause, cause or permit the dissolution of the Corporation, terminate this Agreement or its Preferred Provider Agreement with the Corporation (together "Corporate Agreements") without submitting the arbitrable matter to arbitration as provided hereafter. No issues other than termination of a Corporate Agreement under Section 4.1.3, or dissolution of the Corporation under Section 4.2.2 shall be the subject of arbitration.

4.1 Material Breach.

4.1.1 If a party shall materially breach a Corporate Agreement, the non-breaching party shall provide the breaching party with written notice of such breach. The notice shall specifically describe each breach of the Corporate Agreements.

4.1.2 The party alleged to have materially breached a Corporate Agreement shall have thirty (30) days thereafter ("30 Day Period") to remedy or reasonably commence and thereafter diligently pursue the remedy (if the cure cannot be accomplished within the 30 Day Period) of any such alleged breach.

4.1.3 Subject to Section 4.1.4, if either party shall dispute: (i) that a material breach has occurred; (ii) that a breach has been remedied; or (iii) that the breaching party has reasonably commenced and is diligently pursuing the remedy of such breach in accordance with Section 4.1.2; such party shall, during or within ten (10) days after the 30 Day Period, provide written notice to the other party of its intention to submit the matter to arbitration as provided in Section 4.3.

4.1.4 Notwithstanding the provisions of Section 4.1.3, either party may terminate a Corporate Agreement without arbitration if:

(i) the Internal Revenue Service requires a termination of that Corporate Agreement as a condition for the continuation of BRMC's tax exempt status under IRC Section 501 (c) (3) or legal counsel reasonably acceptable to all parties is of the opinion that the continued effectiveness of that Corporate Agreement contravenes the requirements of IRC Section 501(c)(3); or

(ii) the Office of the Inspector General of the U.S. Department of Health and Human Services, or any similar state or local authority, requires the termination of that Corporate Agreement as a condition to a decision by that authority not to impose sanctions for violation of applicable statutes or regulations.

4.2 <u>Dissolution</u>. Unless the parties shall mutually agree in writing, neither party shall in any manner whether voluntary or involuntary, whether for cause or not for cause, cause or permit the Corporation to become voluntarily or involuntarily dissolved except under the following circumstances:

4.2.1 A determination through agreement of the parties or through arbitration as provided in Section 4.1 that a material breach of the Corporate Agreements has occurred and has not been timely remedied.

4.2.2 After November 2, 1995, the dissolution of the Corporation is in the best business interests of one party and not to the material business detriment of the other party.

4.2.3 BRMC may cause the dissolution of the Corporation if under the Promissory Note attached hereto as Exhibit 4.2.3 ("Note") the total indebtedness outstanding is Two Hundred Thousand Dollars ($200,000) or more after November 2, 1995 and, based upon generally accepted accounting principles, the Corporation is incapable of repayment of the Loan during a five (5) year period. The determination of whether the Corporation is capable of repaying the Loan during a five year period shall be made by assuming that the balance of that certain $360,000.00 note dated ____________________, 1993 executed by the Corporation and payable to BRMC is zero. At either party's request, the Corporation shall engage an independent, mutually acceptable accounting firm to make a binding determination of the amount due under the Note and/or the Corporation's capability to repay the Loan.

4.2.4 BRMC may dissolve the Corporation if the Internal Revenue Service requires a discontinuation of the Corporation as a condition for the continuation of BRMC's tax exempt status under IRC Section 501(c)(3) or legal counsel reasonably acceptable to all parties is of the opinion that continued operation of the Corporation contravenes the requirements of IRC Section 501(c)(3).

4.2.5 Either party may dissolve the Corporation if the Office of Inspector General of the U.S. Department of Health and Human Services, or any similar state or local authority, requires the discontinuation of the Corporation, as a condition to a decision by that authority not to impose sanctions for violation of applicable statutes or regulations.

4.2.6 At any time after January 31, 1994, and prior to March 1, 1994 ("1st Dissolution Period"), either party may elect to dissolve the Corporation and terminate the Corporate Agreements. A party electing to dissolve the Corporation under this Section 4.2.6 shall serve written notice on the other party during the 1st Dissolution Period.

4.2.7 At anytime after January 31, 1995, and prior to March 1,1995, ("2nd Dissolution Period") either party may elect to dissolve the Corporation and terminate the Corporate Agreements if the Corporation has not executed Payor Agreements (as defined in the Preferred Provider Agreements) covering a minimum of one thousand (1000) employees and group participants, not including (i) any employee of BRMC, and (ii) any spouse or dependent of any employee or group participant. A party electing to dissolve the Corporation under this Section 4.2.7 shall serve written notice on the other party during the 2nd Dissolution Period.

4.2.8 If either party shall contest the basis for dissolution provided in Section 4.2.2, such party shall, within ten (10) days after notice of a party's intention to dissolve, provide written notice to the other party of its intention to submit the matter to arbitration as provided in Section 4.3.

4.3 Arbitration Procedure. If either party shall desire arbitration pursuant to Section 4.1.3 or Section 4.2.2, of this Agreement the arbitration shall be conducted as follows:

4.3.1 Within fifteen (15) days after notice that a party intends to submit a matter to arbitration, BRMC shall select an independent arbitrator and HPI shall select an independent arbitrator and the arbitrators shall select a third independent arbitrator. The arbitrators may not be in any manner related to a party or its officers, directors, stockholders, members or agents and shall be selected from the list of arbitrators available from the National Health Lawyers Association Alternative Dispute Resolution Service or successor thereto.

4.3.2 The arbitrators shall conduct a hearing in accordance with the hearing procedure as set forth in Exhibit 4.3 ("Hearing").

4.3.3 Upon completion of the Hearing, the arbitrators, by a majority vote, shall select either the position of BRMC or the position of HPI.

4.3.4 The arbitration shall be binding on the parties hereto as to arbitrable issues pursuant to Section 29-5-302 of the Uniform Arbitration Act of the State of Tennessee.

4.3.5 BRMC and HPI shall continue to perform all obligations pursuant to the Corporate Agreements during the arbitration provided in this Agreement.

5. Obligation to Make Subsequent Capital Contributions.

5.1 Capital Contribution. On the 15th day of each month through October 15, 1995, each party shall contribute additional capital to the Corporation, in an amount necessary for the Corporation to pay its then current obligations other than its obligation under Section 3.3 of the Preferred Provider Agreement between the Corporation and HPI.

5.2 Reduction of Obligation in Certain Cases. The obligation of each party under Section 5.1 in any month to make a capital contribution shall be reduced to the extent that HPI's obligation exceeds the excess of

(i) the cash and cash equivalents of HPI on hand as of the 15th day of such month, taking into account as cash the amount received by HPI from the Corporation for that month under Section 3.3 of the Preferred Provider Agreement dated ______, 1993 between HPI and the Corporation, over

(ii) $5,000

6. Remedies. Remedies at law may be inadequate and the parties shall be entitled to equitable relief, including without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties at law or equity. No remedy made available by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

7. Endorsement of Stock Certificates. All certificates of stock of the Corporation, now or hereafter issued, shall be endorsed with the following legend:

> "NOTICE IS HEREBY GIVEN that the shares of stock represented by this Certificate are subject to the terms of the STOCKHOLDERS AGREEMENT dated ______(date)______, a copy of which is on file at the office of the Corporation, and any transfer of the within shares shall be void, unless said transfer or assignment is in compliance with said Agreement."

8 Miscellaneous Provisions

8.1 Notices. All notices shall be in writing and personally delivered or by fax, or sent by certified mail, return receipt requested, postage prepaid, addressed to the parties at the last address indicated on the records of the Corporation, or to any other address specified in writing by such party. All notices shall be effective upon receipt.

8.2 Entire Agreement. This Agreement represents the entire agreement and understanding of the parties hereto. This Agreement supersedes any and all other agreements with respect to the subject matter hereof. This Agreement may be amended only in writing by the parties hereto.

8.3 Assignment. Except as otherwise specifically provided herein, this Agreement may not be assigned without the express written consent of the parties hereto.

8.4 Benefits. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, legal representatives, successors and assigns.

8.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

8.6 Conflict of Laws. This Agreement shall be governed by the laws of the State of Delaware without giving effect to its conflicts of law provisions.

8.7 New Stockholders. The Corporation shall not issue or sell shares of Stock to any person or entity not already a party to this Agreement unless, contemporaneously with the issuance of the shares, such person agrees to become a party to this Agreement by the execution of an Addendum Agreement in the form attached hereto as Exhibit 8.7, which Addendum Agreement shall be binding and grant the benefits of this Agreement as though such party were an original party hereto.

8.8 Termination. This Agreement shall terminate automatically upon the bankruptcy or voluntary dissolution of the Corporation, or upon the occurrence of any event that reduces the number of Stockholders to one (1). This Agreement may also be terminated by an instrument in writing signed by all those who are parties to this Agreement at the time of the signing of such instrument.

8.9 Attorneys Fees. In the event of any action or arbitration proceedings to enforce any provision of this Agreement or to secure or preserve the rights of any party against any other party to any property which is the subject of this Agreement, the prevailing party will be entitled to recover reasonable attorneys fees, court costs and expenses or arbitration and litigation expended in the prosecution or defense thereof.

8.10 Waiver. A party's forbearance in the enforcement of any right or remedy under this Agreement shall not be a waiver thereof. A waiver of any right or remedy as to one event or circumstance shall not be a continuous or future waiver. This Agreement may not be amended merely by the course of dealing between the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date indicated herein.

BRISTOL HEALTHCARE NETWORK, INC.

By:____________________ Date:__________
____________________ Title:__________

STOCKHOLDERS

BRISTOL MEMORIAL HOSPITAL, INC., d.b.a.
BRISTOL REGIONAL MEDICAL CENTER

By:____________________ Date:__________
____________________ Title:__________

HIGHLANDS PHYSICIANS, INC.

By:____________________ Date:__________
____________________ Title:__________

Exhibit 3.3

PREFERRED PROVIDER AGREEMENT
between
HIGHLANDS WELLMONT HEALTH NETWORK, INC.
and
HIGHLANDS PHYSICIANS, INC.

THIS AGREEMENT is entered into this 4th day of March, 1998, by and between Highlands Wellmont Health Network, Inc., ("Network"), and Highlands Physicians, Inc. ("Highlands").

RECITALS

WHEREAS, Network manages and markets a preferred provider health care, network for the use of Payors who desire to implement this network for their Eligible Persons.

WHEREAS, Network consists of health care providers and facilities who have agreed to provide Covered Services to Eligible Persons pursuant to Payor Agreements; and

WHEREAS, Network desires to enter into this Agreement with Highlands to arrange for services of providers for the provision of Covered Services to Eligible Persons.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and for the mutual reliance of the parties, it is mutually agreed by and between the parties hereto as follows:

ARTICLE I
DEFINTIONS

1.1 "Eligible Person" means any person eligible to receive Covered Services under a Plan.

1.2 "Covered Services" means health care services the expense of which is paid or reimbursed pursuant to a Plan.

1.3 "Credentialing Criteria". "Credentialing Criteria" means the criteria established by Highlands on behalf of Network for the credentialing and recredentialing of Participating Providers other than institutions. The existing Credentialing Criteria are set forth in Exhibit 1.3.

1.4 "Payor" means the purchaser of Covered Services on behalf of Eligible Persons.

1.5 Payor Agreement" means an agreement, directly or indirectly, between Network and a Payor for access to the Network's Participating Providers.

1.6 "Maximum Benefit Schedule" means a schedule of maximum reimbursement amounts pursuant to which the Participating Providers shall render the Covered Services. The Maximum benefit Schedule shall be promulgated by Network and subject to the agreement of Highlands.

1.7 "Participating Provider" means a non-institutional health care provider who has entered into a Participating Provider Agreement with Highlands. During the term of this Agreement, Network shall exclusively use Participating Providers of Highlands as its non-institutional health care providers.

1.8 "Plan" means those individual and group health benefit contracts or plans of a Payor which respect to which services are to be provided under this Agreement.

1.9 "Utilization Management Program" means either the utilization management program established, administered, and/or subcontracted by Network or the utilization management program required by a Payor.

ARTICLE II
OBLIGATIONS OF HIGHLANDS

2.1 Highlands Participating Provider Agreement. Highlands warrants and represents that each Highlands provider subject to this Agreement has executed the Participating Provider Agreement attached hereto as Exhibit 2.1 ("Participating Provider Agreement"). Highlands shall cause each provider executing a Participating Provider Agreement to fulfill the obligations of the "Provider" under the Participating Provider Agreement on behalf of Network. Except as provided under Section 2.3 of this Agreement, Network shall be deemed a "Payor" pursuant to the Participating Provider Agreement. In all cases Highlands shall exercise its rights and perform its obligations under each Participating Provider Agreement in a manner consistent with the rights and obligations of the parties under this Agreement.

2.2 Recruitment of Participating Provider.

2.2.1 Highlands shall use best efforts to: (1) recruit a sufficient number of Participating Providers to enable Network to market Network to Payors to obtain Payor Agreements; and (ii) recruit Providers who agree to a competitive maximum benefit schedule to enable Network to market Network to Payors to obtain Payor Agreements; and (iii) maintain a sufficient number of Participating Providers to enable Network to fulfill its obligations under existing Payor Agreements.

2.2.2 Highlands shall establish an "Associate Member" category for non-owner and non-physician members. Credentialled Associate Members shall participate in Network upon acceptance by Highlands and the execution of a Participating Provider Agreement.

2.2.3 Highlands shall be the exclusive credentialing and recredentialing agent of Network for non-institutional providers during the term of the Agreement.

2.3 Responsibility for Compensation. Payors and/or Eligible Persons shall have the full and final liability for payment of claims for Covered Services rendered pursuant to the applicable Plan and neither Network, Highlands nor any affiliate of either, is or shall be an insurer, administrator, guarantor, or underwriter of such Payor's or Eligible Persons' responsibility or liability of any Payor to provide benefits under a Plan.

2.4 Suits and Other Actions. Highlands shall give prompt written notice to Network whenever Highlands becomes aware that an Eligible Person or other person has filed a claim or given written notice of intent to commence any suit or other action against Participating Provider, Highlands, or Network in connection with this Agreement.

2.5 Name, Symbols and Service Marks. Network or Payor may use Highlands' name and each Participating Provider's name, office address, telephone number, and description of services in any director of Participating Providers or other such listings distributed by Network. Participating Providers may use the name, symbols, trademarks, and service marks to advertise their participation in the Network.

2.6 Grievance Procedures. Highlands shall cause each Participating Provider to cooperate with Network or its designee in complying with a resolution mechanism for complaints initiated by Payors or Eligible Persons.

2.7 Absolute Discretion. Nothing contained in this Agreement shall interfere with or in any way alter any physician-patient relationship and each provider shall have the sole responsibility for the care and treatment of Eligible Persons under his/her care. Nothing contained herein shall grant Network or Highlands or any party performing utilization management the right to govern the level of care of a patient. Utilization management decisions shall only effect reimbursement of a provider for services rendered and shall not limit the performance of the services of a provider or effect a provider's professional judgment.

2.8 Network Right to Enforce Participating Provider Agreements. Network shall be a third party beneficiary of the Participating Provider Agreement; PROVIDED, HOWEVER, Network shall not enforce the Participating Provider Agreement of any Provider (as defined therein) without providing Highlands with notice and fifteen (15) days in which to cause the Participating Provider to perform his/her obligations under the Participating Provider Agreement.

ARTICLE III
OBLIGATIONS OF NETWORK

3.1 Services. Network shall (i) endeavor to enter into Payor Agreements on behalf of Participating Providers; (ii) implement and maintain systems to respond to Payor, Eligible Persons and Participating Provider requests for information, and (iii) provide to Participating Providers, information and/or clarification concerning the policies of the operation of Plans.

3.2 Standard Terms and Maximum Benefit Schedule. Network shall use best efforts to obtain agreements by Payors to the Standard Terms as provided in Exhibit 2.7 of the Participating Provider Agreement ("Standard Terms") and the Maximum Benefit Schedule.

3.2.1 Participating Providers shall provide Medically Appropriate Covered Services (as defined in the Participating Provider Agreement) to Eligible Persons of each Payor executing a Payor Agreement with Network or revising an existing Payor Agreement if the standard terms and maximum benefit schedule are substantially similar to the Standard Terms and the Maximum Benefit Schedule.

3.2.2 If an additional Payor executes a Payor Agreement with Network or an existing Payor revises a Payor Agreement and Section 3.2.1 applies, Network shall provide notice to Highlands of the identity of the Payor and any other information necessary for Participating Providers to fulfill their obligations under the Participating Provider Agreement.

3.3 Compensation to Highlands. As compensation for the services listed in Exhibit 3.3 attached hereto and made part hereof, Network shall pay to Highlands Nineteen Thousand, Four Hundred and Fifty Dollars ($19,450.00) per month for a period of twenty-four (24) months, with the first payment due and payable on March 15, 1998 and continuing on the 15th of each month thereafter with the final payment due and payable on March 15, 2000.

3.4 Suits and Other Actions. Network shall use its best efforts to provide written notice to Highlands of any written complaints received from Eligible Persons or written notice received of intent to commence a suit or other action against Participating Providers in connection with professional services.

3.5 Network Access Fees. Network may require Payors in a Payor Agreement to pay a Network access fee each month to Network for Eligible Persons under a Plan of a Payor subject to this Agreement.

ARTICLE IV
CONFIDENTIAL INFORMATION

4.1 Non-Disclosure of Confidential Information.

4.1.1 Each party acknowledges that (i) due to the nature of this Agreement, each party shall have access to and acquire Confidential Information, as defined in Section 5.1.3, related to the business and operations of the other parties; (ii) all Confidential Information of a party is solely the property of that party and constitutes confidential and proprietary information; (iii) the disclosure of Confidential Information to third parties would cause substantial loss to the goodwill of the other party; (iv) disclosure of Confidential Information to a party shall be made due to the position of trust and confidence that the party shall occupy and due to this Agreement and the restrictions contained herein; (v) disclosure of Confidential Information would cause irreparable harm; and (vi) the restrictions imposed upon the party would not hamper such parties in their business operations.

4.1.2 In consideration of the acknowledgment set forth in Section 5.1.1 and in consideration for this Agreement, the parties and their officers, directors, employees, agents, successors and assigns shall hold any and all Confidential Information in the strictest confidence as a fiduciary, and shall not, voluntarily or involuntarily, sell, transfer, publish, disclose, display or otherwise make available to others any portion of the Confidential Information without the express written consent of the other party. Each party shall use their best efforts to protect the Confidential Information consistent with the manner in which they protect their own confidential business information.

4.1.3 "Confidential Information" shall mean information of a party that shall be subject to patent, copyright, trademark, trade name or service mark protection, or described as confidential by a party, or not otherwise in the public domain and related to the business and operations of a party, including, without limitation, this Agreement and the exhibits hereto, the Credentialing Criteria, the provider network of each party, information relating to earnings, volume of business, methods, systems, practices or plans of a party, and all similar information of any kind or nature whatsoever which is known only to persons having a fiduciary or confidential relationship with a party.

4.2 Medical Records. The parties hereto shall maintain the confidentiality of any and all medical records which shall be in their possession and control, and such information shall only be released or disseminated pursuant to the valid authorization of the patient whose medical condition is reflected in such medical records or as shall be otherwise permitted under applicable law.

4.3 Legal Restrictions. Neither party hereto shall be in default for failure to supply information which such party, in good faith, believes cannot be supplied due to prevailing law, or for supplying information which such party, in good faith, believes is required to be supplied due to prevailing law.

ARTICLE V
TERMINATION

5.1 Termination. This Agreement shall commence on March 15, 1998 and continue indefinitely unless terminated by mutual agreement of the parties or as otherwise provided in the Stockholders Agreement by and between Highlands and Wellmont Health System, a Tennessee corporation, of even date herewith.

Additionally, Highlands may terminate this Agreement on written notice to Network given during any "termination window", and any such termination shall be effective 30 days following receipt of such notice. For this purpose, the term "termination window" means the 30 day period beginning March 15, 2000, and the thirty day period beginning March 15th of each year beginning in 2002.

5.2 Insolvency. This Agreement may be terminated immediately by either party by giving written notice of such termination to the other party if the Network or Highlands shall be adjudicated bankrupt, become insolvent, have a receiver of its assets or property appointed or make a general assignment for the benefit of creditors, or institute or cause to be instituted any proceeding in bankruptcy.

5.3 Obligations After Termination. Following the effective date of termination of this Agreement, the provisions of this Agreement shall be of no further force or effect, except that each party to this Agreement shall remain liable for any obligations or liabilities arising from activities carried on by such party prior to the effective date of termination, and the provisions hereof relating to confidentiality of and access to medical records, proprietary information, compensation, continuation of services shall survive termination of this Agreement.

ARTICLE VI
MISCELLANEOUS

6.1 Entire Agreement. This Agreement and all attachments and other documents furnished pursuant to this Agreement and expressly made a part hereof shall constitute the entire agreement relating to the subject matter hereof between the parties.

6.2 Amendments. No amendments to this Agreement shall be valid unless it is in writing and signed by an authorized representative of both parties.

6.3 Governing Law/Severability. This Agreement shall be governed by the laws of the State of Tennessee and applicable federal laws and regulations. If any provision of this Agreement is held to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force and effect.

6.4 Third Party Beneficiaries. The obligations of each party to this Agreement shall inure solely to the benefit of the other party, and no Beneficiary or other person or entity shall be a third party beneficiary of this Agreement.

6.5 Notices. Any notice or other communication made in writing shall be deemed to have been received by the party to whom it is addressed on the date indicated on the certified mail return receipt if sent by certified mail, or one (1) business day after delivered to an overnight delivery service if sent by overnight delivery, and addressed as follows:

If to Network:
Highlands Wellmont Health Network
One Medical Park Blvd.
Bristol, Tennessee 37620
Telecopy Number (423) 844-4184

If to Highlands or a Participating Physician:
Highlands Physicians, Inc.
2550 E. Stone Drive
Suite 220, Mailbox 8
Kingsport, TN 37660
Telecopy Number (423) 392-0006

Highlands shall give written notice to Network of any change in address and telephone number of Highlands or a Participating Provider. Highlands shall give written notice to Network upon termination of any Participating Provider's status as a Participating Provider.

6.6 Assignment/Subcontracting. This Agreement may not be assigned by Network, Highlands, or any Participating Provider without prior written consent of Network and Highlands, and any assignment attempted without such prior consent shall be null and void. However, it is expressly agreed that Network may contract with other entities in order to meet its obligations under this Agreement and that Network may, directly or indirectly, enter into Payor Agreements.

6.7 Independent Contractors. None of the provisions of this Agreement are intended to create, nor shall be deemed or construed to create, any relationship between Network and Highlands other than that of independent entities contracting with each other hereunder solely for the purpose of effecting the provisions of this Agreement. Neither of the parties hereto, nor any of their respective employees, contractors or agents, shall be construed to be the agent, partner, co-venturer, employee, or representative of the other.

6.8 Attorney Fees. In the event of any action or arbitration proceedings to enforce any provision of this Agreement or to secure or preserve the rights of any party against any other party to any property which is the subject of this Agreement, the prevailing party will be entitled to recover reasonable attorney fees, court costs and expenses or arbitration and litigation expended in the prosecution or defense thereof.

6.9 Waiver. A party's forbearance in the enforcement of any right or remedy under this Agreement shall not be a waiver thereof. A waiver of any right or remedy as to one event or circumstance shall not be a waiver as to any other event or circumstance. This Agreement may not be amended merely by the course of dealing between the parties.

The parties acknowledge that they have entered into this Agreement as of the day and year first above written.

HIGHLANDS WELLMONT HEALTH NETWORK, INC.	HIGHLANDS PHYSICIANS, INC.
By: [signature]	By: A. Walter Hankwitz
David A. Nowiski Print Name	A. WALTER HANKWITZ Print Name
Title: Ex. Director	Title: Executive Director
Date: 3/4/98	Date: 3/5/98

EXHIBIT 1.3

CREDENTIALING CRITERIA

The Credentialing Criteria of Highlands are as follows:

1. PROFESSIONAL CREDENTIALS (TIER I)

1.1 Provider is either (i) a person with an unrestricted license or other authorization to practice in the state of location; or (ii) a partnership, professional service corporation or other entity, all of the partners, shareholders, members and provider employees of which have an unrestricted license or other necessary authorization to practice in the state of location. A copy of Provider's current valid license shall be provided with Provider's application to Highlands ("Application").

1.2 Provider, where applicable, has active full and unrestricted clinical and admitting privileges in Provider's specialty at a minimum of one (1) Participating Provider facility ("Participating Facility") or if Provider is a member of a non-admitting specialty, maintain full and unrestricted privileges appropriate to such specialty at a Participating Facility. Provider shall maintain each Participating Facility and other hospital, medical or professional staff appointment and all clinical and admitting privileges granted in connection therewith that Provider possessed as of the Effective Date of Provider's Participating Provider Agreement. A letter from each Participating Facility stating the Provider has such clinical privileges shall be provided with the Application.

1.3 Provider shall, if permitted under Provider's license, have and maintain unrestricted prescribing privileges. A copy of Provider's current DEA certification and state drug registration ("DPS"), if applicable, shall be provided with the Application.

1.4 Provider, where applicable, has not and shall not (i) have any hospital appointment or privileges reduced, limited, suspended or terminated or been placed on probation by any hospital at which Provider has had a medical or professional staff appointment or privileges; (ii) been restricted from receiving payments from Medicare, Medicaid or any other third party reimbursement programs; (iii) been subject to disciplinary action by any state or local medical society, specialty society, state board of medical examiners or the Drug Enforcement Agency; or (iv) been subject to sanctions of any kind whatsoever by any person or entity for improper prescribing procedures or actions; PROVIDED, HOWEVER, that, in the discretion of Highlands, the foregoing shall not apply to suspensions related to a reasonable delay in completing medical records. Any such actions shall be reported by Provider on the Application.

1.5 Provider has not and shall not have been disciplined, suspended or terminated from a PPO, HMO or other managed care organization.

1.6 Provider has not been convicted of a felony.

1.7 Provider is in good general health.

1.7.1 Provider shall report on the Application any physical or mental problems that may affect Provider's ability to practice Provider's profession. If Provider has such disabilities the Provider shall provide, with the Application, a statement from Provider's personal physician stating that the disabilities shall not interfere with the Provider's ability to provide high quality medical care.

1.7.2 Provider shall certify on the Application that Provider does not have a history of and is not presently abusing drugs or alcohol. A Provider with a history of drug or alcohol abuse may be considered for membership in Highlands, within the sole discretion of Highlands, if such Provider's personal physician provides a statement that Provider has been rehabilitated and is continuing with the rehabilitation program.

1.7.3 Provider shall certify on the Application that Provider does not have any communicable and/or chronic infectious disease that may be potential danger to patients.

1.7.4 Highlands shall have sole discretion in the determination of the impact of the health status of Provider for purposes of credentialing.

1.8 Provider shall purchase and maintain, at the sole cost and expense of Provider, policies of professional liability insurance in amounts as required by Highlands from time to time. At the present time such insurance shall be a minimum of THREE MILLION DOLLARS ($3,000,000.00)/THREE MILLION DOLLARS ($3,000,000.00). Provider shall authorize the insurance carrier to issue to Highlands a certificate of insurance policies of Provider upon the request of Highlands, and each such policy shall contain an endorsement requiring the insurer to give Highlands not less than thirty (30) days prior written notice of any cancellation, termination or material alteration of such policy. Notwithstanding the foregoing, Provider shall provide Highlands with notification within fifteen (15) days of any cancellation, termination or material alteration of any such insurance policies. Prior to the expiration or cancellation of any such policy, Provider shall secure replacement of such insurance coverage upon the same terms, and shall furnish Highlands with a certificate and endorsement as described herein.

A copy of the issuing section of the policy reflecting such insurance shall be provided with the Application.

1.9 Provider shall provide the following information on the Application:

1.9.1 Details of any professional liability actions that have resulted in adverse judgments or any financial settlements.

1.9.2 Details of any pending professional liability actions or claims or threatened claims with respect to professional liability.

This information shall be reviewed by Highlands. The evaluation shall consider the frequency of such actions, the financial impact of such actions and the clinical circumstances surrounding the alleged acts of malpractice. Highlands is fully cognizant of the current litigious conditions in the United States and its evaluation shall consider the litigious climate as part of the credentialing process. Providers shall not be automatically disqualified from participation in Highlands due to a history of judgments and/or settlements. Highlands shall have sole discretion in the determination of the impact of this information for purposes of credentialing.

1.10 Physician Providers shall be board certified in a specialty recognized by the American Board of Medical Specialties or other appropriate boards applicable to the specialty of Provider in the sole discretion of Highlands. A copy of Provider's board certification or appropriation training shall accompany the application. Expiration or re-certification dates shall be indicated where applicable. Physician Providers who have recently completed training and are board eligible, may be considered for probationary membership pending board certification; PROVIDED, HOWEVER,

1.10.1 if a Provider shall fail to become board certified within five (5) years, the Participating Provider Agreement of such Provider shall automatically terminate.

1.10.2 if a Provider is certified by a board that has a requirement for mandatory recertification, such Provider shall be required to satisfy the requirement for recertification. If a Provider shall fail to become recertified as required, the Participating Provider Agreement of such Provider shall be automatically terminated. Providers receiving either training or board certification in or by a foreign country/board may be reviewed on an individual basis for consideration of granting a waiver of the Credentialing Criteria.

1.11 The Provider shall provide complete information with respect to professional training which shall include, without limitation, the following:

1.11.1 Undergraduate Education
1.11.2 Medical and/or Professional Education
1.11.3 Internship and Residency
1.11.4 Fellowships
1.11.5 Teaching/Faculty appointments
1.11.6 Professional publications
1.11.7 References where required on the Application

The credentials of Providers shall only be acceptable if the Provider's practice is limited to the specialty in which the Provider has received training and Provider has completed an acceptable residency program. Highlands shall have the sole discretion with respect to the determination of the impact of this information for purposes of credentialing. Highlands reserves the right to require specific formal training in new procedures and/or technologies prior to credentialing, recredentialing or, if applicable, recommending payment for procedures.

1.12 Provider shall request the personal profile of Provider from the National Practitioner Data Bank and attach a copy of the request to the Application. Upon receipt of the profile, the Provider shall forward the original copy to Highlands. If the profile has not been received by Highlands within ninety (90) days of the date of the application, Provider shall provide an acceptable explanation and request an extension or the application shall be automatically terminated.

1.13 Provider shall, in the sole discretion of Highlands, demonstrate a commitment to continuing medical education. The attachment of a current Physician's Recognition Award from the American Medical Association shall satisfy this requirement. In the absence of this Award, Provider shall attach to the Application evidence of a minimum of fifty (50) hours of Category I CME Credits within the previous two (2) year period satisfactory to Highlands.

1.14 Highlands shall utilize available data sources to evaluate, where possible, the quality of care provided by the applicant. Determination of eligibility, or lack thereof, of Provider based on this information shall be in the sole discretion of Highlands.

1.15 Applicant shall maintain appropriate medical records and shall, subject to applicable law, provide such records to Highlands as deemed necessary by Highlands, in its sole discretion, for purposes of utilization management and/or quality assessment.

1.16 Applicant shall provide twenty-four (24) hour-a-day coverage, seven (7) days a week by other Participating Providers with training equivalent to the Provider. Individual exemptions of this requirement may be granted for Providers for which there are no local equivalently trained Providers. Determinations of equivalent training and the granting of any waiver of this requirement shall be in the sole discretion of Highlands.

1.17 Provider shall: (i) properly maintain, calibrate and license all diagnostic equipment in Provider's offices; (ii) maintain a formal quality control program for all office diagnostic equipment; and (iii) allow diagnostic testing and procedures to be performed and interpreted only by persons with appropriate training and/or certification.

1.18 Provider shall execute the appropriate release of Highlands directing any and all entities that may have information with respect to the ability to practice high quality medicine to provide such information to Highlands upon request. Such entities include, without limitation, hospitals, medical societies, state examining boards, Medicare intermediaries and third party payors.

1.19 Highlands reserves the right to require independent verification of any and all of the Credentialing Criteria and to perform site visits to the locations of Provider.

2. ECONOMIC AND BUSINESS NEEDS CRITERIA (TIER II)

The Professional Credentials constitute the Credentialing Criteria for the professional qualifications of Providers. Providers qualifying under the Professional Credentials shall be evaluated by Highlands to determine if such Provider fulfills the Economic and Business Needs Criteria. The Economic and Business Needs Criteria of Highlands regard the economic evaluation of the Provider and a determination of the need for additional Providers, additional specialties and/or additional geographical representation:

2.1 Highlands shall utilize available data sources to evaluate, where possible, the cost effectiveness of the patterns of practice of a Provider. The evaluation factors may include, without limitation: frequency of service; intensity of service; average cost per DRG; average cost per encounter; usage of ancillary services; and a Provider's charge patterns. A significant differentiation by Provider in any of the parameters subject to this evaluation may indicate a practice style and philosophy incompatible with the business objectives of Highlands. Highlands may determine, in its sole discretion, to decline to execute a Participating Provider Agreement with any Providers based upon this or any other information.

2.2 Provider shall fully disclose to Highlands, any ownership in any facility or service to which Provider may refer Eligible Persons. Provider shall inform, in writing, Eligible Persons of Provider's ownership interest in any facility or service prior to referring Eligible Persons. Provider shall not be required to provide such disclosures with respect to services integrated into the Provider's office based practice and available only to providers in such practice.

2.3 It is anticipated that the number of Providers qualifying pursuant to the Professional Credentials shall exceed the number of Providers required by Highlands. Therefore, a Provider qualifying under the Professional Credentials shall be evaluated under the Economic and Business Needs Criteria by Highlands to determine if Provider's participation enables Highlands to better fulfill its business needs. The evaluation shall include, without limitation: Provider's specialty; the need for a Provider in a specific geographic area; the number of Providers necessary to service the population; the relationship of a Provider to other Participating Providers; and, unique skills such as foreign language proficiency. Qualification under the Economic and Business Needs Criteria shall be in the sole discretion of Highlands. A qualifying Provider may become a Participating Provider immediately or at a subsequent time as Highlands expands its services, patients and/or service area.

2.4 From time to time, Highlands may, in its sole discretion, to fulfill its business objectives, offer Participating Provider Agreements to Providers deemed to be competent Providers who may not fulfill each aspect of the Credentialing Criteria. Input may be sought from Payors. For example, if Highlands required a Provider with a specific specialty or a specific location and a board certified Provider was unavailable, the requirement for board certification may be waived in that location for a particular Provider otherwise qualified.

2.5 It is anticipated that, from time to time, Highlands may adopt various additional Economic and Business Needs Criteria and/or performance standards. The adoption of additional Economic and Business Needs Criteria and performance standards shall be at the sole discretion of Highlands.

EXHIBIT 2.1

1997 RESTATED

PARTICIPATING PROVIDER AGREEMENT

by and between

HIGHLANDS PHYSICIANS, INC.

and

____

(NAME OF PROVIDER)

1997 RESTATED
PARTICIPATING PROVIDER AGREEMENT

This PARTICIPATING PROVIDER AGREEMENT ("Agreement") is made and entered into as of the Effective Date set forth on the signature page of this Agreement, by and between HIGHLANDS PHYSICIANS, INC., a Delaware corporation ("Highlands"), and the person or entity whose name is listed under the heading "Provider" on the signature page of this Agreement ("Provider").

W I T N E S S E T H:

WHEREAS, Provider is either (i) an individual health care provider duly licensed, certified, accredited or otherwise duly authorized to practice in the states of practice; or (ii) a partnership, professional service corporation or other entity duly organized and existing under and pursuant to the laws of the states of practice, the partners, shareholders, members and professional provider employees of which (together the "Provider") are all duly authorized to practice in the states of practice; and

WHEREAS, Highlands desires to obtain quality, cost efficient health care services from selected health care providers and to negotiate agreements with purchasers of such services; and

WHEREAS, Highlands desires to engage Provider to furnish such services and Provider desires to furnish such services.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Preamble and Recitals

The preamble and recitals hereinabove set forth are hereby incorporated into and made a part of this Agreement.

2. Definitions

2.1 Plans. "Plans" means individual and group health benefit contracts, workers compensation programs, policies of health insurance, policies of automobile insurance, or other plans of a Payor which shall be subject to this Agreement.

2.2 Eligible Persons. "Eligible Persons" means the persons entitled to receive the Covered Services pursuant to a Plan.

2.3 Covered Services. "Covered Services" means the health care services provided pursuant to a Plan.

2.4 Participating Provider. "Participating Provider" means those health care providers, including, without limitation, physicians, facilities, ancillary health care facilities and ancillary health care providers, who have directly, or indirectly through Highlands agreements with other networks ("Leased Networks"), entered into an agreement with Highlands to perform the Covered Services.

2.5 Payor. "Payor" means the party responsible for the actual payment for Covered Services rendered to Eligible Persons that has, directly or indirectly, entered into a Payor Agreement with Highlands. Payors "indirectly" entering into Payor Agreements with Highlands shall include, without limitation, payors of entities leasing the Highlands Network ("Network Lessee").

2.6 Payor Agreement. "Payor Agreement" means an agreement with a Payor directly, or indirectly with a Network Lessee, pursuant to which Participating Providers shall provide the Covered Services.

2.7 Standard Terms. "Standard Terms" means the terms set forth in EXHIBIT 2.7.

2.8 Fee Schedule. "Fee Schedule" means a schedule of maximum reimbursement amounts pursuant to which a Payor shall pay Participating Providers to provide Covered Services. Descriptions of current fee schedules pertaining to Provider are set forth in EXHIBIT 2.8.

2.9 Utilization Management Program. "Utilization Management Program" means either the utilization management program established, administered and/or subcontracted by

Highlands or the Utilization Management Program required by an entity or a Payor in a Payor Agreement.

2.10 Credentialing Criteria. "Credentialing Criteria" means the criteria established by Highlands for the credentialing and recredentialing of Participating Providers which may be amended from time to time by Highlands in its sole discretion. The Credentialing Criteria pertaining to Provider are set forth in EXHIBIT 2.10.

2.11 Provider Manual. The "Provider Manual" means the Highlands manual of rules, regulations, policies and procedures of Highlands as provided to Provider.

2.12 Medically Appropriate.

2.12.1 "Medically Appropriate" or "Medical Appropriateness" means services or supplies which, under the provisions of this Agreement, are determined to be: (i) appropriate and necessary for the symptoms, diagnosis or treatment of the injury or disease; (ii) provided for the diagnosis or direct care and treatment of the injury or disease; (iii) preventative services as provided in a Plan; (iv) within standards of good medical practice within the organized medical community; (v) not primarily for the convenience of the Eligible Person or of any provider providing Covered Services to the Eligible Person; (vi) an appropriate supply or level of service needed to provide safe and adequate care; (vii) within the scope of the medical specialty education and training of a provider; and (viii) provided in a setting consistent with the required level of care.

2.12.2 Medically Appropriate services may not be Covered Services under a Plan.

2.12.3 A Plan may provide a different definition of Medical Appropriateness. If the definition of Medical Appropriateness shall conflict with the definition in a Plan, the definition in a Plan shall control.

2.13 Participating Provider Review Procedure. "Review Procedure" means the procedure whereby a Participating Provider may request a reconsideration of (i) the termination of this Agreement by Highlands; or (ii) a suspension as a Participating Provider.

3. Terms and Fee Schedules

3.1 Standard Terms and Fee Schedule.

3.1.1 Provider accepts and is hereby bound by the Standard Terms and the Fee Schedule.

3.1.2 Provider shall provide Medically Appropriate Covered Services to Eligible Persons of each Payor executing a Payor Agreement with Highlands or revising an existing Payor Agreement if the terms and fee schedules are substantially similar to the Standard Terms and the Fee Schedule.

3.1.3 If an additional Payor executes a Payor Agreement with Highlands or an existing Payor revises a Payor Agreement and Section 3.1.2 applies, Highlands shall provide notice to Provider of the identity of the Payor and any other information necessary for Provider to fulfill the obligations of Provider hereunder.

3.2 Modification of Standard Terms and Fee Schedule.

3.2.1 During the term of this Agreement, Highlands may (i) modify or create new Standard Terms or a new Fee Schedule; or (ii) create separate terms and Fee Schedules for various Highlands programs.

3.2.2 Highlands shall submit the modified, created or negotiated terms and/or Fee Schedules (together "Modifications") to Provider. Provider shall have the option to reject the Modifications by serving written notice of such rejection upon Highlands within forty-five (45) days of the effective date of the notice from Highlands.

3.2.3 Failure to provide notice of rejection within such forty-five (45) day period shall constitute acceptance by Provider, and the Modifications shall either replace the existing Standard Terms and/or Fee Schedule or become additional Standard Terms or Fee Schedules for an Highlands program or for an individual Payor, as applicable.

3.2.4 If Provider rejects the Modifications for an Highlands program or Modifications which have been negotiated with an individual Payor, Provider shall not be required to provide Covered Services to Eligible Persons in such Highlands program or for such Payor, as applicable.

3.2.5 If Provider rejects the Modifications, Highlands shall have the option to (i) implement the Modifications without inclusion of Provider; (ii) withdraw the Modifications; or (iii) terminate this Agreement in accordance with Section 7.3.3.

4. Obligations of Highlands

4.1 Administration. Highlands shall administer and, in its sole discretion, determine the composition of the network of Participating Providers of Highlands.

4.2 Marketing and Promotion. Highlands shall, within its discretion:

4.2.1 market, advertise and actively promote Highlands; and

4.2.2 solicit Payor Agreements from Payors offering reasonable levels of reimbursement and Plans that may include financial incentives or other programs to encourage Eligible Persons to use Participating Providers;

4.2.3 Payors shall be required to comply with the terms of this Agreement and shall not be required to establish financial incentives or other programs to encourage Eligible Persons to use Participating Providers.

4.3 Assistance. To permit Highlands to perform its obligations pursuant to this Agreement, Provider shall assist Highlands in marketing, advertising and promotion. Highlands shall use its best efforts to furnish Provider with appropriate materials to support such efforts.

4.4 Information. Highlands shall use its best efforts to (i) obtain current information from each Payor on a timely basis with regard to the identity of Payors and/or Eligible Persons; and (ii) maintain and disseminate such information to the Participating Providers as Highlands shall, within its sole discretion, deem appropriate to keep each Participating Provider reasonably informed as to the identity of the Eligible Persons.

4.5 Liability for Claims, Decisions and Fees. Highlands shall not be responsible or liable for any claims decisions or for the payment of any claims submitted by Provider for furnishing Covered Services or non-Covered Services to Eligible Persons. Highlands shall not be an insurer, guarantor or underwriter of the responsibility or liability of any Payor to provide benefits pursuant to any Plan.

5. Obligations of Provider

5.1 Provider Standards. Provider hereby warrants and represents that:

5.1.1 Provider is and, at all times during this Agreement, shall be in compliance with the Credentialing Criteria; and

5.1.2 the information contained in the application of Provider for membership in Highlands is true and correct in all respects and does not fail to state a material fact necessary to make the statements therein not misleading.

5.2 Provider Services and Obligations. Provider shall:

5.2.1 provide Medically Appropriate Covered Services to Eligible Persons for which Provider is qualified and which Provider customarily furnishes to the general public from the office locations indicated on the signature page of this Agreement ("Provider's Offices"). Services rendered from sites not listed as Provider's Offices shall be considered rendered by Provider pursuant to this Agreement; and

5.2.1 perform the Covered Services pursuant to the standards of good medical practice within the organized medical community; and

5.2.2 treat Eligible Persons in all respects no less favorably than Provider treats all other patients, and determine whether or not to accept Eligible Persons for treatment or terminate the treatment of Eligible Persons only on the basis of the same criteria employed by Provider to make such determinations in connection with all other patients; and

5.2.3 obtain from Eligible Persons a written assignment of benefits and an authorization to release medical records, in a form approved by Highlands, cooperate and comply with the billing and other procedures established by Highlands or a Payor and set forth in the Provider Manual or in other written communications from Highlands; and

5.2.4 submit all claims for Covered Services as provided in the Provider Manual and pursuant to the Standard Terms. Provider shall accept as full payment from each Payor for the Covered Services deemed Medically Appropriate pursuant to the Utilization Management Program the lesser of charges customarily charged to other patients or the consideration provided in the Fee Schedule. Provider hereby waives any amounts from any Payor and any Eligible Person (i) in excess of the fees customarily charged to other patients or the amounts provided in the Fee Schedule; and (ii) any amount from any Payor or Eligible Person for services which have been deemed not to be Medically Appropriate by the Utilization Management Program. Provider hereby acknowledges that payment for Covered Services furnished to Eligible Persons shall be due solely from a Payor and such Eligible Persons; and

5.2.5 subject to Section 6.3, provide any Payor and Highlands, its agents and any utilization management company engaged by Highlands with access, upon reasonable notice during normal business hours, to the appropriate records and information regarding Covered Services rendered to Eligible Persons for inspection and copying in such a manner as may be reasonably requested by Highlands or a utilization management company to permit Highlands or a utilization management company to implement the Utilization Management Program and perform its administrative obligations set forth herein and to verify claims for Covered Services submitted by Provider; and

5.2.6 within the dictates of good practice, and in the best interest of Eligible Persons under Provider's care, refer such Eligible Persons requiring referral to other Participating Providers except in an emergency; PROVIDED, HOWEVER, (i) if Provider is unable or unwilling to refer an Eligible Person to another Participating Provider, Provider shall contact Highlands prior to any referral to a non-Participating Provider; and (ii) if Provider shall refer Eligible Persons to non-Participating Providers, Provider shall, prior to such referral, obtain the written authorization of the Eligible Person, which authorization shall include an acknowledgement by the Eligible Person that referred provider is not a Participating Provider and that the performance of services by the referred provider may result in higher charges than if such services were performed by a Participating Provider;

5.2.7 comply with the rules, regulations, policies and procedures as enacted by Highlands from time to time and summarized in the Provider Manual, comply with the Utilization Management Program, participate in and observe the protocols of the Utilization Management Program, submit to performance reviews in conjunction therewith and be bound by the payment decisions issued pursuant to the Utilization Management Program; and

5.2.8 within ten (10) days of occurrence, notify Highlands and provide Highlands with all information with respect to any disciplinary action against Provider or any malpractice actions, judgments or settlements of Provider. Provider hereby authorizes any hospital, any governmental agency or professional licensing, accrediting or certifying agency, or any other person or entity to release to Highlands any information pertaining to any such matters and pertaining to the Credentialing Criteria; and

5.2.9 consent to the inspection by Highlands, Network Lessees, independent credentialing entities, independent accreditation entities, their agents and their representatives of the contents of the credentialing file of Provider and all documents that may be material to an evaluation of qualifications and competence of Provider and consent to the release of such information to such parties. Provider hereby releases from liability Highlands, Network Lessees, their respective officers, directors, employees and agents from their acts performed and statements made, in good faith and without malice, in connection with evaluating the credentials and qualifications of Provider. Provider hereby releases from liability Highlands, Network Lessees and any and all individuals who provide information to Highlands, Network Lessees, their medical directors and their representatives and agents, in good faith and without malice, concerning the Credentialing Criteria, Provider's disciplinary actions, professional competence, background, experience, ethics, character, utilization practice patterns, health status and other qualifications to be a Participating Provider; and

5.2.10 give written notice to Highlands within ten (10) days if the practice of Provider shall add a partner, shareholder, member or professional provider employee or if Provider shall cease to fulfill the Credentialing Criteria.

5.3 Fees.

5.3.1 As compensation for the services provided by Highlands pursuant to this Agreement Provider shall, upon the execution of this Agreement, pay to Highlands a credentialing fee in the amount of Five Hundred Dollars ($ 500.00) and an annual fee of N/A ($________) ("Annual Fee").

5.3.2 Highlands, by resolution of the Highlands Board of Directors, shall have the authority to (i) deduct reasonable administrative fees from payments paid by Payors due to Provider or require provider to pay such administrative fees to Highlands; (ii) deduct reasonable administrative fees from capitation payments paid to Highlands by Payors; and (iii) negotiate reasonable administrative fees with Payors for direct payments to Highlands.

5.3.3 During the term of this Agreement, Highlands may amend the Annual Fee by providing at least thirty (30) days notice to Provider. Provider shall have the option to reject any such amendment to the Annual Fee by serving written notice of such rejection upon Highlands within the thirty (30) day notice period. If Provider objects to the increase in fees, Highlands shall have the option for a period of sixty (60) days thereafter to withdraw the amended Annual Fee or to terminate this Agreement. If Highlands does not exercise its option to terminate this Agreement, the amended Annual Fee shall be deemed withdrawn and this Agreement and the current Annual Fee shall remain in effect.

6. Confidential Information

6.1 Legal Restrictions. Neither party hereto shall be in default for failure to supply information which such party, in good faith, believes cannot be supplied due to prevailing law, or for supplying information which such party, in good faith, believes is required to be supplied due to prevailing law.

6.2 Non-Disclosure of Confidential Information.

6.2.1 Provider acknowledges that (i) due to the nature of this Agreement, Provider shall have access to and acquire Confidential Information as defined in this Section related to the business and operations of Highlands; (ii) all Confidential Information is solely the property of Highlands and constitutes confidential and proprietary information of Highlands; (iii) the disclosure of Confidential Information to third parties would cause substantial loss to the goodwill of Highlands; (iv) disclosure of Confidential Information to Provider shall be made due to the position of trust and confidence that Provider shall occupy and due to the agreement by Provider to the restrictions contained herein; (v) disclosure of Confidential Information would cause Highlands irreparable harm; and (vi) the restrictions imposed upon Provider herein would not hamper Provider in earning a living.

6.2.2 Provider (and the respective officers, directors, employees, agents, successors and assigns of Provider) shall hold any and all Confidential Information in the strictest confidence as a fiduciary, and shall not, voluntarily or involuntarily, sell, transfer, publish, disclose, display or otherwise make available to others any portion of the Confidential Information without the express written consent of Highlands. Provider shall use best efforts to protect the Confidential Information consistent with the manner in which Provider protects the confidential business information of Provider; PROVIDED, HOWEVER, Provider may disclose the Confidential Information to attorneys, accountants or consultants of Provider who require the Confidential Information to perform services for Provider. Any such person shall execute a non-disclosure agreement reasonably satisfactory to Highlands.

6.2.3 "Confidential Information" shall mean information of Highlands that shall be subject to patent, copyright, trademark, trade name or service mark protection, or described as confidential by Highlands or a Payor, or not otherwise in the public domain and related to the business and operations of Highlands, including, without limitation, this Agreement and the exhibits hereto, lists of Payors and Participating Providers and information related thereto, information relating to earnings, volume of business, methods, systems, practices or plans of Highlands and its Payors, and all similar information of any kind or nature whatsoever which is known only to persons having a fiduciary or confidential relationship with Highlands and its Payors that owns proprietary rights in or to such information.

6.3 Medical Records. The parties hereto shall maintain the confidentiality of any and all medical records which shall be in their possession and control, and such information shall only be released or disseminated pursuant to the valid authorization of the patient whose medical condition is reflected in such medical records or as shall be otherwise permitted under applicable law. Medical records shall be maintained in accordance with the Provider Manual.

6.4 Trademarks and Copyrights. Each party acknowledges each other party's sole and exclusive ownership of its respective trade names, commercial symbols, trademarks and service marks, whether presently existing or later established (collectively "Marks"). No party shall use the other party's Marks in advertising or promotional materials or otherwise without the owner's prior written consent; PROVIDED, HOWEVER, that Highlands, Payors and other entities with agreements with Highlands may, but shall not be required to, list Provider in the Highlands Participating Provider directory or otherwise publicize the status of Provider as a Participating Provider.

7. Term and Termination

7.1 Term and Voluntary Termination.

7.1.1 The initial term of this Agreement ("Initial Term") shall commence on the Effective Date of this Agreement and shall continue for one (1) year.

7.1.2 This Agreement shall be automatically renewed for additional periods of one (1) year (each a "Renewal Term") unless either party shall give written notice to the other party at least one hundred twenty (120) days prior to the end of the Initial Term or of any Renewal Term.

7.1.3 If Provider shall relocate any of the Offices of Provider, within ten (10) days of such relocation, Provider shall provide notice to Highlands. Highlands shall have the option, for ninety (90) days from the effective date of the notice, to terminate this Agreement.

7.2 Termination of Agreement.

7.2.1 Except as otherwise specifically provided herein, either party may terminate this Agreement for cause upon the breach of this Agreement by the other party not remedied within thirty (30) days after receipt by such other party of notice thereof from the terminating party.

7.2.2 Anything elsewhere in this Agreement to the contrary notwithstanding, Highlands shall have the option to terminate this Agreement at any time upon notice if Provider (i) fails to satisfy the Credentialing Criteria; (ii) fails to purchase or maintain policies of insurance as required in the Credentialing Criteria; (iii) is disqualified or suspended from practice or is threatened with disqualification or suspension in any state, or has any other license, certification or authorization required to perform any duties hereunder restricted, suspended or terminated; (iv) is disciplined or threatened with disciplinary action by any governmental authority or agency, managed care organization, hospital or other facility; (v) is no longer a member in good standing of the medical or professional staff of any hospital of which Provider was a member as of the Effective Date, or if any such hospital restricts in any way or terminates any privileges granted to Provider; (vi) commits professional misconduct, violates the principles of professional ethics; (vii) in the sole determination of Highlands, has an excessive number of professional liability claims filed or resolved against Provider; or (viii) is subject to an indictment or information for a felony.

7.2.3 If Highlands exercises its option to terminate pursuant to Section 3.2.4, this Agreement shall terminate on the date designated by Highlands.

7.3 Procedure Upon Termination. Upon the termination of this Agreement by either party for any reason, whether for cause or not for cause, whether voluntary or involuntary, all rights and obligations hereunder shall cease, except (i) those rights and obligations provided in Section 6 and this Section 7.4; and (ii) those rights and obligations which shall have accrued as a result of the operation of this Agreement. Upon termination Provider shall:

7.3.1 continue to provide Covered Services pursuant to this Agreement (i) until either the termination of each Payor Agreement in force on the date of termination or twelve (12) months, whichever is earlier; and (ii) thereafter, to Eligible Persons who shall be receiving care from Provider until the earlier of the conclusion of any treatment for a specific condition existing as of such termination or the discharge or transfer of such Eligible Person; and

7.3.2 immediately discontinue use of any and all signs, plaques, letterheads, forms or other materials identifying Provider as a Participating Provider of Highlands and each Payor; and

7.3.3 immediately disclose to each Eligible Person in Provider's care, in the form prescribed by Highlands or by a Payor, the possible adverse economic consequences to such Eligible Persons of Provider's termination; and

7.4 Termination and Eligible Persons. In the event of notice of termination of this Agreement and upon actual termination of this Agreement, Highlands may (i) inform Eligible Persons of such termination; (ii) inform Eligible Persons of the economic effect of using Provider as a non-Participating Provider; and (iii) recommend that Eligible Persons engage other Participating Providers.

8. Miscellaneous Provisions

8.1 Provider-Patient Relationship. Nothing contained in this Agreement shall interfere with or in any way alter any provider-patient relationship and Provider shall have the sole responsibility for the care and treatment of Eligible Persons under Provider's care. Nothing contained herein shall grant Highlands or any party performing utilization management the right to govern the level of care of a patient. Utilization management decisions shall only effect reimbursement of Provider for services rendered and shall not limit the performance of the services of Provider or effect Provider's professional judgment.

8.2 Non-Exclusivity. Nothing in this Agreement shall be intended or construed to prevent either party from entering into substantially similar agreements with other entities similar to the other party.

8.3 Independent Contractors. Each party, its officers, agents and employees are at all times independent contractors to the other party. Nothing in this Agreement shall be construed to make or render either party or any of its officers, agents, or employees an agent, servant, or employee of, or joint venturer of or with, the other.

8.4 Notices. Notices shall be written and personally delivered or by fax, effective on delivery, or sent by United States mail, postage prepaid, effective on the third (3rd) day following the date deposited in the mail, addressed to the parties as set forth below, or to any other address specified in writing by such party.

8.5 Gender and Number. The use of the masculine, feminine or neuter gender and the use of the singular and plural shall not be given the effect of any exclusion or limitation herein; and the word "person" or "party" shall mean and include any individual, trust, corporation, partnership or other entity.

8.6 Entire Agreement. This Agreement represents the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and all prior and concurrent agreements, understandings, representations and warranties with respect to such subject matter, whether written or oral, are and have been merged herein and superseded hereby.

8.7 Amendment.

8.7.1 This Agreement may be amended by Highlands at any time upon written notice to Provider. Provider shall have the option to reject the amendment by serving notice of such rejection upon Highlands within thirty (30) days of the effective date of the notice from Highlands. If Provider rejects the amendment Highlands shall have the option to withdraw the amendment or terminate this Agreement within thirty (30) days of the effective date of the notice of rejection from Provider.

8.7.2 The Provider Manual may be amended from time to time in the sole discretion of Highlands.

8.8 Compliance with Terms. Failure to insist upon strict compliance with any of the terms herein (by way of waiver or breach) by either party hereto shall not be deemed to be a continuous waiver in the event of any future breach or waiver of any condition hereunder.

8.9 Rights of Parties. Except for the right of Highlands-Wellmont Health Network, Inc., a Delaware corporation, to enforce this Agreement as a third party beneficiary, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to this Agreement and their respective successors and assigns.

8.10 Assignment. This Agreement may not be assigned by either party without the express written consent of the other party.

8.11 Benefits. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, personal representatives, executors, administrators, successors and assigns.

8.12 Severability. If any portions of this Agreement shall, for any reason, be invalid or unenforceable, such portions shall be ineffective only to the extent of such invalidity or unenforceability, and the remaining portion or portions shall nevertheless be valid, enforceable and of full force and effect.

8.13 Multiple Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

8.14 Conflict of Laws. This Agreement shall be governed by the laws of the State of Tennessee without giving effect to its conflicts of law provisions.

IN WITNESS WHEREOF, the parties hereto have set their hands on the dates set forth below, as of the Effective Date set forth below.

PROVIDER:

HIGHLANDS PHYSICIANS, INC.

By: [signature]

Signature of Provider or Authorized Representative

D. Nelson Gwaltney, M.D.
Name

Name of Provider

President
Title

Address

City, State, Zip Code

Effective Date of Agreement

State License, Certificate or other Authorization Number

Federal Tax I.D. or Social Security Number

Date Executed by Provider

IF BY A PARTNERSHIP, PROFESSIONAL CORPORATION OR OTHER ENTITY, ON BEHALF OF THE FOLLOWING PERSONS:

(Print Names)

187 lines continued

Provider Offices (as defined in Section 5.2.1)

____
____
____
____
____

EXHIBIT 2.7

STANDARD TERMS

The following shall constitute the Standard Terms as defined in this Agreement. As part of a separate agreement between Highlands and Payors, Highlands shall use all reasonable efforts to have Payors observe the Standard Terms.

1. Covered Services. Participating Provider shall furnish to Eligible Persons those Medically Appropriate Covered Services customarily furnished by such Participating Provider in the same physical setting and in the same manner as such services are customarily provided to other similarly situated patients of Participating Provider.

2. Payment to Participating Provider. Pursuant to the terms of the applicable Plan, Payor or its agent and the Eligible Person shall pay to Participating Provider the lesser of Participating Provider's charges customarily billed to other patients or the amounts set forth in the applicable Fee Schedule as full payment of any claim submitted by Participating Provider for Covered Services furnished to Eligible Persons pursuant to such Plan.

3. Payment by Eligible Persons. Participating Provider and/or any provider on call for Provider shall: (i) charge or bill Eligible Persons directly for, and use best efforts to collect, any deductible, co-payment or coinsurance for Covered Services specified in the applicable Plan, unless otherwise prohibited in such Plan, in amounts which, when added to Payor's payments shall not exceed the lesser of charges customarily charged to other patients or the consideration provided in the applicable Fee Schedule; (ii) charge or bill Eligible Persons directly for any services that are not Covered Services; and (iii) charge or bill Eligible Persons directly for any Covered Services provided to Eligible Persons after the benefits set forth in a Plan to which the Eligible Person is entitled have been exhausted.

4. Claims Submission. Each Participating Provider shall, as provided in the applicable Plan, submit claims to Highlands, Payor or Payor's agent, on a UB-82 form or HCFA 1500 form, or

successor forms, as applicable. Participating Providers shall use best efforts to submit claims within thirty (30) days after providing Covered Services. Any claims which have not been submitted by Participating Provider within six (6) months after providing Covered Services may be denied pursuant to the Plan of a Payor. Highlands, Payor or Payor's agent shall apply the applicable Fee Schedule, as of the date of the Covered Services, to each Participating Provider's claim to determine the amount due such Participating Provider.

5. Time for Payment. Except where coordination of benefits applies, Payor or its paying agent shall use all reasonable efforts to make all payments due to Participating Provider within thirty (30) days following receipt by Payor, or its paying agent, of a complete and proper claim form and other information required to determine that the claim is payable under the Plan.

6. Verification of Eligible Persons. Eligible Persons shall receive Covered Services from Participating Provider upon the presentation of appropriate written documentation supplied by Payor identifying the patient as an Eligible Person. Verification shall be in accordance with Payor's customary verification procedures or as negotiated by Highlands.

7. Exhaustion of Benefits. If an Eligible Person shall exhaust any benefits under any Plan, Participating Provider shall arrange for payment to be made by such Eligible Person directly to Participating Provider.

8. Coordination of Benefits. If additional parties shall be liable, under coordination of benefits, for payment to Participating Providers for Covered Services rendered to Eligible Persons, such other party or parties shall not be entitled to the benefit of any rates set forth in the Fee Schedule, regardless of any coordination of benefit provisions in such party's agreement with the Eligible Person or Participating Provider and regardless of whether such party is the primary or secondary insurer.

[The following provision shall apply to a Payor Agreement by and between Highlands and HMO Payors ("HMO Agreement") (as required by law)].

9. HMO Insolvency. Participating Provider shall not have a right in any event, including but not limited to nonpayment by an HMO of amounts due the Participating Provider under this Agreement, insolvency of an HMO (the "HMO") or any breach of this Agreement by the HMO, to seek any type of payment from, bill, charge, collect a deposit from, or have any recourse against, the Eligible Person, persons acting on the Eligible Person's behalf (other than the HMO), an employer or group contract holder for services provided pursuant to this Agreement except for the payment of applicable co-payments or deductibles for services covered by the HMO or fees for services not covered by the HMO. The requirements of this clause shall survive any termination of this Agreement for services rendered prior to such termination, regardless of the cause of such termination. The HMO's Eligible Persons, the persons acting on the Eligible Person's behalf (other than the HMO) and the employer or group contract holder shall be third party beneficiaries of this section. This section supersedes any oral or written agreement now existing or hereafter entered into between Participating Provider and the Eligible Person, persons acting on the Eligible Person's behalf (other than the HMO) and the employer or group contract holder. This Section 9 shall be automatically amended to conform with any applicable statutory requirements of the state in which services are rendered by Participating Provider.

10. Service. Provider shall establish procedures, including an appropriate call system, to provide that Covered Services are available to Eligible Persons twenty-four (24) hours per day, seven (7) days per week.

11. Laws Applying to HMO. All laws applying to HMOs in the appropriate state shall be applicable to this Agreement.

EXHIBIT 2.8

FEE SCHEDULE

EXHIBIT 2.10

CREDENTIALING CRITERIA

EXHIBIT 2.10

CREDENTIALING CRITERIA

The Credentialing Criteria of Highlands are as follows:

1. PROFESSIONAL CREDENTIALS (TIER I)

1.1 Provider is either (i) a person with an unrestricted license or other authorization to practice in the state of location; or (ii) a partnership, professional service corporation or other entity, all of the partners, shareholders, members and provider employees of which have an unrestricted license or other necessary authorization to practice in the state of location. A copy of Provider's current valid license shall be provided with Provider's application to Highlands ("Application").

1.2 Provider, where applicable, has active full and unrestricted clinical and admitting privileges in Provider's specialty at a minimum of one (1) Participating Provider facility ("Participating Facility") or if Provider is a member of a non-admitting specialty, maintain full and unrestricted privileges appropriate to such specialty at a Participating Facility. Provider shall maintain each Participating Facility and other hospital, medical or professional staff appointment and all clinical and admitting privileges granted in connection therewith that Provider possessed as of the Effective Date of Provider's Participating Provider Agreement. A letter from each Participating Facility stating the Provider has such clinical privileges shall be provided with the Application.

1.3 Provider shall, if permitted under Provider's license, have and maintain unrestricted prescribing privileges. A copy of Provider's current DEA certification and state drug registration ("DPS"), if applicable, shall be provided with the Application.

1.4 Provider, where applicable, has not and shall not (i) have any hospital appointment or privileges reduced, limited, suspended or terminated or been placed on probation by any hospital at which Provider has had a medical or professional staff appointment or privileges; (ii) been restricted from receiving payments from Medicare, Medicaid or any other third party reimbursement programs; (iii) been subject to disciplinary action by any state or local medical society, specialty society, state board of medical examiners or the Drug Enforcement Agency; or (iv) been subject to sanctions of any kind whatsoever by any person or entity for improper prescribing procedures or actions; PROVIDED, HOWEVER, that, in the discretion of Highlands, the foregoing shall not apply to suspensions related to a reasonable delay in completing medical records. Any such actions shall be reported by Provider on the Application.

1.5 Provider has not and shall not have been disciplined, suspended or terminated from a PPO, HMO or other managed care organization.

1.6 Provider has not been convicted of a felony.

1.7 Provider is in good general health.

1.7.1 Provider shall report on the Application any physical or mental problems that may affect Provider's ability to practice Provider's profession. If Provider has such disabilities the Provider shall provide, with the Application, a statement from Provider's personal physician stating that the disabilities shall not interfere with the Provider's ability to provide high quality medical care.

1.7.2 Provider shall certify on the Application that Provider does not have a history of and is not presently abusing drugs or alcohol. A Provider with a history of drug or alcohol abuse may be considered for membership in Highlands, within the sole discretion of Highlands, if such Provider's personal physician provides a statement that Provider has been rehabilitated and is continuing with the rehabilitation program.

1.7.3 Provider shall certify on the Application that Provider does not have any communicable and/or chronic infectious disease that may be potential danger to patients.

1.7.4 Highlands shall have sole discretion in the determination of the impact of the health status of Provider for purposes of credentialing.

1.8 Provider shall purchase and maintain, at the sole cost and expense of Provider, policies of professional liability insurance in amounts as required by Highlands from time to time. At the present time such insurance shall be a minimum of THREE MILLION DOLLARS ($3,000,000.00)/THREE MILLION DOLLARS ($3,000,000.00). Provider shall authorize the insurance carrier to issue to Highlands a certificate of insurance policies of Provider upon the request of Highlands, and each such policy shall contain an endorsement requiring the insurer to give Highlands not less than thirty (30) days prior written notice of any cancellation, termination or material alteration of such policy. Notwithstanding the foregoing, Provider shall provide Highlands with notification within fifteen (15) days of any cancellation, termination or material alteration of any such insurance policies. Prior to the expiration or cancellation of any such policy, Provider shall secure replacement of such insurance coverage upon the same terms, and shall furnish Highlands with a certificate and endorsement as described herein.

A copy of the issuing section of the policy reflecting such insurance shall be provided with the Application.

1.9 Provider shall provide the following information on the Application:

1.9.1 Details of any professional liability actions that have resulted in adverse judgments or any financial settlements.

1.9.2 Details of any pending professional liability actions or claims or threatened claims with respect to professional liability.

This information shall be reviewed by Highlands. The evaluation shall consider the frequency of such actions, the financial impact of such actions and the clinical circumstances surrounding the alleged acts of malpractice. Highlands is fully cognizant of the current litigious conditions in the United States and its evaluation shall consider the litigious climate as part of the credentialing process. Providers shall not be automatically disqualified from participation in Highlands due to a history of judgments and/or settlements. Highlands shall have sole discretion in the determination of the impact of this information for purposes of credentialing.

1.10 Physician Providers shall be board certified in a specialty recognized by the American Board of Medical Specialties or other appropriate boards applicable to the specialty of Provider in the sole discretion of Highlands. A copy of Provider's board certification or appropriation training shall accompany the application. Expiration or re-certification dates shall be indicated where applicable. Physician Providers who have recently completed training and are board eligible, may be considered for probationary membership pending board certification; PROVIDED, HOWEVER,

1.10.1 if a Provider shall fail to become board certified within five (5) years, the Participating Provider Agreement of such Provider shall automatically terminate.

1.10.2 if a Provider is certified by a board that has a requirement for mandatory recertification, such Provider shall be required to satisfy the requirement for recertification. If a Provider shall fail to become recertified as required, the Participating Provider Agreement of such Provider shall be automatically terminated. Providers receiving either training or board certification in or by a foreign country/board may be reviewed on an individual basis for consideration of granting a waiver of the Credentialing Criteria.

1.16 Applicant shall provide twenty-four (24) hour-a-day coverage, seven (7) days a week by other Participating Providers with training equivalent to the Provider. Individual exemptions of this requirement may be granted for Providers for which there are no local equivalently trained Providers. Determinations of equivalent training and the granting of any waiver of this requirement shall be in the sole discretion of Highlands.

1.17 Provider shall: (i) properly maintain, calibrate and license all diagnostic equipment in Provider's offices; (ii) maintain a formal quality control program for all office diagnostic equipment; and (iii) allow diagnostic testing and procedures to be performed and interpreted only by persons with appropriate training and/or certification.

1.18 Provider shall execute the appropriate release of Highlands directing any and all entities that may have information with respect to the ability to practice high quality medicine to provide such information to Highlands upon request. Such entities include, without limitation, hospitals, medical societies, state examining boards, Medicare intermediaries and third party payors.

1.19 Highlands reserves the right to require independent verification of any and all of the Credentialing Criteria and to perform site visits to the locations of Provider.

2. *ECONOMIC AND BUSINESS NEEDS CRITERIA (TIER II)*

The Professional Credentials constitute the Credentialing Criteria for the professional qualifications of Providers. Providers qualifying under the Professional Credentials shall be evaluated by Highlands to determine if such Provider fulfills the Economic and Business Needs Criteria. The Economic and Business Needs Criteria of Highlands regard the economic evaluation of the Provider and a determination of the need for additional Providers, additional specialties and/or additional geographical representation:

2.1 Highlands shall utilize available data sources to evaluate, where possible, the cost effectiveness of the patterns of practice of a Provider. The evaluation factors may include, without limitation: frequency of service; intensity of service; average cost per DRG; average cost per encounter; usage of ancillary services; and a Provider's charge patterns. A significant differentiation by Provider in any of the parameters subject to this evaluation may indicate a practice style and philosophy incompatible with the business objectives of Highlands. Highlands may determine, in its sole discretion, to decline to execute a Participating Provider Agreement with any Providers based upon this or any other information.

2.2 Provider shall fully disclose to Highlands, any ownership in any facility or service to which Provider may refer Eligible Persons. Provider shall inform, in writing, Eligible Persons of Provider's ownership interest in any facility or service prior to referring Eligible Persons. Provider shall not be required to provide such disclosures with respect to services integrated into the Provider's office based practice and available only to providers in such practice.

2.3 It is anticipated that the number of Providers qualifying pursuant to the Professional Credentials shall exceed the number of Providers required by Highlands. Therefore, a Provider qualifying under the Professional Credentials shall be evaluated under the Economic and Business Needs Criteria by Highlands to determine if Provider's participation enables Highlands to better fulfill its business needs. The evaluation shall include, without limitation: Provider's specialty; the need for a Provider in a specific geographic area; the number of Providers necessary to service the population; the relationship of a Provider to other Participating Providers; and, unique skills such as foreign language proficiency. Qualification under the Economic and Business Needs Criteria shall be in the sole discretion of Highlands. A qualifying Provider may become a Participating Provider immediately or at a subsequent time as Highlands expands its services, patients and/or service area.

2.4 From time to time, Highlands may, in its sole discretion, to fulfill its business objectives, offer Participating Provider Agreements to Providers deemed to be competent Providers who may not fulfill each aspect of the Credentialing Criteria. Input may be sought from Payors. For example, if Highlands required a Provider with a specific specialty or a specific location and a board certified Provider was unavailable, the requirement for board certification may be waived in that location for a particular Provider otherwise qualified.

2.5 It is anticipated that, from time to time, Highlands may adopt various additional Economic and Business Needs Criteria and/or performance standards. The adoption of additional Economic and Business Needs Criteria and performance standards shall be at the sole discretion of Highlands.

EXHIBIT 3.3

Services of Highlands Physicians, Inc. to
Highlands Wellmont Health Network

1. Establish process that identifies and measures physician access issues. (The criteria for this process must be responsive to insurers, employers, and employees.)
2. Provide a physician panel (primary care as well as specialists) which satisfies the requirements identified in #1.
3. Develop physician newsletters to keep the membership informed of activities occurring within Highlands Wellmont Health Network, and Highlands Physicians, Inc.
4. Distribute the Highlands Wellmont Health Network Physician Satisfaction Survey data and review such data with physicians to improve satisfaction scores.
5. Coordinate the activities of the Utilization Management/Quality Assurance/Pharmacy & review such data with physicians to improve satisfaction scores.
6. Provide co-medical directorships for support of Highlands Wellmont Health Network in credentialing, utilization management, quality assurance, P&T and occasional sales support of Highlands Wellmont Health Network activities.
7. Maintain physician network which includes monitoring of time limited credentials, administration and operation of the credentials committee, and working closely with the Highlands Wellmont Health Network provider relations staff to respond to inquiries and problem resolution.
8. Provide for the recruitment and credentialing of ancillary provider applicants. (These may include chiropractors, speech therapists, CRNA's, nurse practitioners, physician assistants, and others as determined by the Highlands Wellmont Health Network board from time to time.)
9. Credential new physician and ancillary provider applicants, including professional review of their documentation.
10. Jointly, with Highlands Wellmont Health Network, evaluate the potential establishment of a Provider Sponsored Organization, and if feasible, assist in development of the PSO Application to HCFA, as well as evaluate potential equity position in an insurance product.
11. Expand the geographic coverage of the organization to include physicians of hospitals that develop formal or informal relationships/affiliations with the Wellmont Health System.
12. Periodically update and distribute Provider manuals.
13. Periodically update and distribute Provider (physician and ancillary) directories. (HWHN to pay for printing.)
14. Assist in the development of the Administrative Infrastructure of HWHN necessary to accept and administer Global Capitation.
15. Provide for the delegated credentialing activities as specified by JCAHO and/or NCQA, including but not limited to, office site visits, chart reviews and patient satisfaction surveys.
16. Coordinate, develop and oversee systems necessary for HWHN to maintain JCAHO Accreditation.

Exhibit 3.4

ADDENDUM TO PREFERRED PROVIDER AGREEMENT
BETWEEN
HIGHLANDS WELLMONT HEALTH NETWORK, INC.
and
HIGHLANDS PHYSICIANS, INC.

This Addendum is made and entered into as of July 1, 2002 by and between Highlands Wellmont Health Network, Inc. ("Network") and Highlands Physicians, Inc. ("Highlands").

RECITALS

WHEREAS, the parties entered into that certain Preferred Provider Agreement ("Agreement") dated March 4, 1998; and

WHEREAS, the parties desire to amend the Agreement to extend the Agreement and to amend Exhibit 3.3;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendment to Section 3.3. Section 3.3 of the Agreement is hereby deleted and the following substituted therefore:

3.3 Compensation to Highlands. As compensation for the services listed in Exhibit 3.3 attached hereto and made part hereof, Network shall pay to Highlands Twenty-Two Thousand, Nine Hundred and Fifty Dollars ($22,950.00) per month for a period of twenty-four (24) months, with the first payment due and payable on July 15, 2002, and continuing on the 15th of each month thereafter with the final payment due June 15, 2004.

2. Amendment to Exhibit 3.3. Exhibit 3.3, which is attached to the Agreement, is hereby deleted and the form of Exhibit 3.3 which is attached to this Addendum and incorporated by this reference shall be substituted therefore.

Except as expressly amended hereby, the provisions of the Agreement shall remain in full force and effect. The parties acknowledge that they have entered into this addendum as of the day and year first above written.

HIGHLANDS WELLMONT HEALTH NETWORK, INC.	HIGHLANDS PHYSICIANS, INC.
By: [signature]	By: [signature]
Glyn Hughes	A. WALTER HANKWITZ
Print Name	Print Name
Title: Executive Director	Title: Executive Director
Date: 6/24/02	Date: 6/25/02

H:\My Documents\Agreements\Addendum HWHN Agreement.doc

EXHIBIT 3.3
Services of Highlands Physicians, Inc. to
Highlands Wellmont Health Network

1. Establish process that identifies and measures physician access issues. (The criteria for this process must be responsive to insurers, employers, and employees.)
2. Provide a physician panel (primary care as well as specialists) which satisfies the requirements identified in #1.
3. Develop physician newsletters to keep the membership informed of activities occurring within Highlands Wellmont Health Network, and Highlands Physicians, Inc.
4. Distribute the Highlands Wellmont Health Network Physician Satisfaction Survey data and review such data with physicians to improve satisfaction scores.
5. Coordinate the activities of the Utilization Management/Quality Assurance/Pharmacy & Therapeutics Committees and disseminate policies, procedures, guidelines and protocol created by them and approved by the HPI and HWHN Boards of Directors.
6. Provide for support of Highlands Wellmont Health Network in credentialing, utilization management, quality assurance, P&T and occasional sales support of Highlands Wellmont Health Network activities.
7. Maintain physician network which includes monitoring of time limited credentials, administration and operation of the credentials committee, and working closely with the Highlands Wellmont Health Network provider relations staff to respond to inquiries and problem resolution.
8. Provide for the recruitment and credentialing of ancillary provider applicants. (These may include chiropractors, speech therapists, CRNA's, nurse practitioners, physician assistants, and others as determined by the Highlands Wellmont Health Network Board from time to time.)
9. Credential new physician and ancillary provider applicants, including professional review of their documentation.
10. Jointly, with Highlands Wellmont Health Network, evaluate the continuation of a fully insured Private Label Product.
11. Expand the geographic coverage of the organization to include physicians of hospitals that develop formal or informal relationships/affiliations with the Wellmont Health System.
12. Periodically update and distribute Provider manuals.
13. Periodically update and distribute Provider (physician and ancillary) directories. (HWHN to pay for printing.)
14. Assist HWHN in reviewing and negotiating MCO and Direct contracts.
15. Assist with the delegated credentialing activities as specified by JCAHO and/or NCQA, including but not limited to, office site visits, chart reviews and patient satisfaction surveys.
16. Coordinate, develop and oversee systems necessary for HWHN to maintain JCAHO Accreditation.
17. Bill, collect and provide HPI physician, Network Facility and A/R Administrative (access) Fee management.
18. Create monthly HWHN Administrative (access) Fee revenue reports.
19. Assist with the coordination of converting the repricing of claims to an outsourced vendor.
20. Assist with the coordination of implementing a means whereby physician offices send claims for repricing electronically.
21. Provide consultative assistance on drug information, pharmaco-kinetics and pharmaco-economics.
22. Jointly, with HWHN, evaluate the potential establishment of a Medicare PPO product.

ASSOCIATE AGREEMENT

Exhibit 3.5

This Associate Agreement (Agreement) is made and entered into this 29th day of March, 2002 between SMO-USA, Inc., a Georgia corporation with principal offices at 1820 Highway 20, Suite 132-271, Conyers, Georgia 30013 (hereinafter SMO) and Highlands Physicians, Inc. with principal offices at 2550 E. Stone Drive, Kingsport, TN 37660 (hereinafter Institution). This agreement shall be automatically renewed on an annual basis without further action, unless a request for termination is submitted by either party as specified in Section 5.

Whereas, SMO is experienced in conducting clinical trials and research projects on a contract basis for sponsor organizations, including without limitation, contract research organizations (CRO), biopharmaceutical companies, and medical device manufacturers (Sponsors);

Whereas, SMO desires to facilitate the development, performance and administration of clinical trials through affiliation arrangements with various Institutions (SMO Network); and

Whereas, the Institution desires to become part of the SMO Network and provide resources and facilities to SMO within the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1. DEFINITIONS

When used in this Agreement, the following words and phrases shall have the meaning set forth below:

1.1 Completed Case Report Form means a case report form:

Completed by the Site in accordance with all Food and Drug Administration (FDA) and Study requirements,

- for a patient who properly qualified, participated in and completed the Study in accordance with all Study requirements,
- which Sponsor, or their designee, determines all case report form queries have been resolved, and
- which Sponsor, or their designee, determines can be used in all analyses of the Study results.

1.2 FDA means the United States Food and Drug Administration.

1.3 Good Clinical Practice (GCP) means the set of regulations established by the FDA and embodied in the Code of Federal Regulations and relevant guidelines published by the FDA, relating to the standard of practice that is acceptable to the FDA in the conducting of Studies.

1.4 Exhibit means that document which provides specific details for each Study under this Agreement. Exhibits shall specify: (1) the Principal Investigator; (2) the Protocol; (3) the Sponsor; (4) the Compensation; (5) the period of performance, and other applicable and necessary terms. Each exhibit shall be attached to this Agreement and made a part hereof. To the extent any terms or provisions of an exhibit conflict with the terms and provisions of this Agreement, the terms and provisions of the Agreement shall control.

1.5 Institutional Review Board (IRB) means the committee or group formally designated by the Sponsor, or their designee and/or the Institution to review the Study, approve initiation of the Study at the Site, conduct periodic review of the Study at the Site, approve the informed consent form required by the Protocol, and take such other actions as may be required by 21 C.F.R. 56.

1.6 Principal Investigator means the licensed physician, employed, contracted, or affiliated with the Institution, at the Site who is expressly engaged to directly perform or supervise the conduct of the Study, at said Site, in the matter set forth in the Protocol.

1.7 Protocol means the specific tasks and procedures the Site is to follow in conducting the Study. The Protocol may be amended only by prior written consent of the Sponsor, or their designee, and subsequent approval by the IRB.

1.8 Site means the location of the members that will participate in the Study, and, unless otherwise specified, includes the Institution and its agents and employees, acting under the conduct of the Study.

1.9 Sponsor means that company or agency, specified by the Exhibit, which has contracted SMO to act on its behalf to arrange and administer Studies in accordance with the referenced and relevant Protocol.

1.10 Study means any clinical investigation, outlined in the protocol, attached herein, as marked Exhibit(s). The terms clinical trial and clinical study are synonymous.

2. SMO DUTIES

2.1 **Provision of Opportunities**. SMO agrees to provide funded contract clinical trial opportunities to the Institution during the term of this Agreement. The Institution acknowledges that SMO cannot guarantee that the Institution will be selected by a Sponsor as a site for any given clinical trial or that any given opportunity will result in an actual clinical trial. SMO agrees that the Institution will be a site for that clinical trial provided that the Institution accepts the opportunity, is selected as a site, and the clinical trial contemplated by the accepted opportunity takes place.

2.2 **General Duties**. SMO will provide the following services to the Institution:

(a) Assistance in furthering the development and growth of the Institution in the general area of contract clinical trials;
(b) Implementation of a centralized marketing program intended to increase the visibility of the Institution and other members of the SMO Network as clinical trial sites;
(c) Development and support of an overall quality control process for data verification directly related to SMO-provided clinical trials conducted by the Institution.
(d) At selected sites, and by separate written agreement, provide direct salary support for Clinical Research Coordinators to ensure consistent and quality study management and to facilitate stability and expansion of the Institution's clinical study efforts and participation in SMO's Select Site Program.

3. INSTITUTION DUTIES

3.1 **Review of Opportunities.** The Institution will facilitate the process of review and approval/denial by the Institutional Review Board (the "IRB") for those SMO-provided clinical trial opportunities that meet the Institution's criteria for consideration. SMO acknowledges that clinical trials conducted by the Institution must be compatible with the Institution's policies and procedures. The Institution has the right to refuse any clinical trial opportunity presented to it by SMO. SMO does not have the right to commit the Institution to the performance of any given clinical trial. The Institution acknowledges that in securing clinical trial opportunities for the Institution, SMO is devoting substantial marketing and administrative efforts on behalf of the Institution.

3.2 **Acceptance of Opportunities.** Acceptance of a clinical trial opportunity by the Institution indicates that the Institution has available and agrees to provide the personnel, supplies, facilities and other resources required to perform that clinical trial in accordance with the clinical trial protocol.

3.3 **General Duties.** The Institution will provide the following in connection with SMO-provided clinical trials conducted by the Institution:

(a) Demonstrate a willingness to expand its research capabilities through its affiliation with SMO and the SMO Network;
(b) Identify one (1) individual at the Institution's facility to serve as Clinical Research Coordinator who will function as the point of contact for all SMO-related research activities and opportunities;
(c) Support the in-house administration of SMO-provided clinical trials conducted by the Institution in accordance with SMO's standard operating procedures, including, but not limited to: mechanisms for the announcement of clinical trial opportunities, confidentiality of clinical trial information, ethical handling of clinical trial opportunities obtained through the marketing efforts of SMO, a process for development of mutually agreeable budgets, expectations for patient enrollment for individual clinical trials, and adherence to SMO's quality control efforts on behalf of the Institution and the SMO Network in general;
(d) Adhere to accepted Good Clinical Practices (GCP) for the performance of clinical trials;
(e) Permit SMO representatives to evaluate the on-site progress of SMO-provided clinical trials;
(f) Inform SMO regarding clinical trials either ongoing or projected by the Institution that were not provided by SMO and which may negatively influence subject enrollment into SMO-provided clinical trials that are either ongoing or that may potentially be placed with the Institution; and
(g) Select individuals who agree to be bound by restrictions on the Institution set forth in Sections 6 and 7 hereof as Principal Investigators, Co-Investigators or Sub-Investigators for SMO-provided clinical trials to be conducted by the Institution; and
(h) Ensure that individuals selected as Principal Investigators, Co-Investigators or Sub-Investigators have current professional licensure, active malpractice insurance which meets the minimum requirements for their state and/or practice setting, have not been barred or restricted from participation in clinical trials by the Food and Drug Administration, and have not been accused or convicted of any fraudulent activities.

3.4 **External Contracts.** The Institution agrees to abide by the terms and conditions of SMO's contracts with Sponsors, or other service contracts, which affect either directly or indirectly the fulfillment of SMO's duties thereunder.

3.5 **Institution Evaluation.** The Institution agrees to be evaluated by SMO from time to time on the performance of any given clinical trial according to the financial and functional criteria established by SMO and/or the Sponsor. This evaluation will be limited to a review of information related to the clinical trial in question.

3.6 **Use of Institution and Principal Investigator's name by SMO.** The Institution hereby authorizes SMO during the term of this Agreement to promote the fact that the Institution and its Principal Investigator(s) are affiliated with the SMO Network for the performance of clinical trials and to use the name of the Institution and Principal Investigator(s) in connection with SMO's marketing efforts on behalf of the Institution and the SMO Network in general.

4 COMPENSATION

4.1 SMO shall pay Institution entire compensation for services performed by Institution and its agents pursuant to this Agreement, a sum not to exceed the anticipated total project costs set forth in each marked Exhibit(s) which is attached hereto and incorporated herein by reference. Such total project cost may be modified only upon the prior written consent of the parties.

4.2 All fees for clinical trial services provided by the Institution in connection with SMO - provided clinical trials will be paid directly to the Institution by SMO. Under no circumstances will such fee for service payments or supplemental payments be made from the Sponsor directly to the Institution. The Institution acknowledges that SMO is not responsible for payments to vendors or subcontractors engaged by the Institution, and that the Institution is solely responsible for such financial obligations.

4.3 Checks shall be made payable to: **Highland's Physicians, Inc.** and mailed to:

Address:	Highlands Physicians, Inc. 2550 E. Stone Drive Kingsport, TN 37660
ATT:	Executive Director
Tax ID Number:	62-1551770

5 TERMINATION

5.1 **Right of Termination.** Either party may terminate this Agreement by giving written notice at least sixty (60) days in advance of the effective date of termination.

5.2 **Effect of Termination.** The Institution will be paid for work performed up to the effective date of termination following proper completion and reconciliation of Sponsor directed procedures, tests, case report forms, etc. as specified in the clinical trial protocol. Any trial in progress at the time of notice of termination, may, at the sole discretion and option of SMO, be discontinued immediately upon notice of termination of this Agreement.

5.3 **Right of Immediate Termination.** In the event that any of the following transactions occur, a party may terminate this agreement immediately by giving written notice of termination: (a) ownership or control of the other party is transferred or reconstructed by virtue of sale of assets, a sale of stock or corporate membership, or a merger or consolidation; or (b) the other party sells or otherwise transfers or merges ownership control of the assets required for fulfillment of its obligations under this Agreement. Each party agrees to give the other prompt notice of the transactions set forth in this subsection. Notice of termination under this subsection shall be considered effective only upon actual receipt by the party to whom notice is directed.

6 RECORDS

6.1 **Maintenance of Records.** The Institution agrees to maintain all records associated with any given clinical trial in a separate, reasonable, retrievable location for a period of five (5) years following the completion of the clinical trial, or for such longer period as may be required by Food and Drug Administration (FDA) regulations.

6.2 **Ownership of and Access to Records.** All records associated with any given trial will remain the property of the Institution. The Institution agrees that during the time that such records are maintained as required by Section 6.1 hereof, SMO and/or Sponsor shall have prompt and reasonable access to any such records upon request.

7 **NONDISCLOSURE DUTIES**

7.1 **Protection of Proprietary Information**. The Institution acknowledges that during the course of its association with SMO, it has been and will continue to be in contact with licensees, Sponsors, and others having dealings with SMO and will have access to (and special knowledge of) proprietary and confidential information regarding the business, creations, research, operations, clinical tests, books and records, techniques, data, procedures, trade secrets, and other activities of Sponsors and SMO and/or its agents and affiliates (collectively called the "Proprietary Information"). The Institution recognizes and agrees that the improper use or unauthorized disclosure of the Proprietary Information to third parties will cause serious and irreparable injury to SMO. Accordingly, the Institution agrees that:

(a) Proprietary Information shall be and remain the exclusive property of the Sponsors or SMO and/or its agents and affiliates;
(b) During the term of this agreement, the Institution shall not directly or indirectly use for any purpose, copy, disclose to any third party or convey to any third party any Proprietary Information, except as may be required by law or permitted by this Agreement;
(c) At any time following expiration or termination of this Agreement, the Institution shall not directly or indirectly use for any purpose, copy, retain, disclose or convey to any third party any Proprietary Information without the prior written permission of SMO, or as required by law;
(d) The Institution will take all steps reasonable and appropriate to ensure that Proprietary Information is not inadvertently disclosed during the term of this Agreement and following the expiration or termination thereof; and
(e) The Institution will take all steps reasonable and appropriate to ensure that it's employees, agents and affiliates are familiar with and abide by the restrictions on the use and disclosure of Proprietary Information set forth in this Agreement.

7.2 **Protection of Confidential Information**. SMO acknowledges that SMO will have access to (and special knowledge of) certain proprietary and confidential information regarding the Institution, including patient lists; records and other information concerning Principal Investigator's patients (whether or not evidenced in writing); records, ledgers and information; agreements and related data; business and practice development plans; data and policies; business and practice methods and operations; business and practice forms; correspondence, memoranda and other records; trade secrets; and any other proprietary or confidential information which SMO encounters during the term of this Agreement, all of which are held, possessed and/or owned by the Institution and all of which are continuously used in the operations and business of the Institution (collectively called "Confidential Information"). Accordingly, SMO agrees that:

(a) Confidential Information shall be and remain the exclusive property of the Institution;
(b) During the term of this Agreement, SMO shall not directly or indirectly use for any purpose, copy, disclose to any third party or convey to any third party any Confidential Information, except as may be required by law or permitted by this Agreement;
(c) At any time following expiration or termination of this Agreement, SMO shall not directly or indirectly use for any purpose, copy, retain, disclose or convey to any third party any Confidential Information without the prior written approval of the Institution or as required by law;
(d) SMO will take all steps reasonable and appropriate to ensure that Confidential Information is not inadvertently disclosed during the term of this Agreement and following the expiration or termination thereof; and
(e) SMO will take all steps reasonable and appropriate to ensure that its employees, agents and affiliates are familiar with and abide by the restrictions on the use and disclosure of Confidential Information set forth in this Agreement.

7.3 **Publication of Trial Results**. Any publication or presentation of clinical trial results by the Institution or his/her employees, agents and affiliates, shall be subject to prior approval by the study Sponsor in accordance with any Sponsor specific policies. An information copy of correspondence between authors and Sponsors, including a copy of all proposed abstracts, manuscripts, presentation outlines, ect. will be provided to SMO and Sponsor at least sixty (60) days in advance of any scheduled publication or presentation.

8 INSTITUTION RESPONSIBILITIES

8.1 **Ethical Conduct Concerning Study Opportunities.** In the event the Institution decides not to pursue a clinical trial opportunity initially provided to it by SMO, the Institution shall not subsequently pursue or exploit that opportunity directly or indirectly.

9 BUSINESS RELATIONSHIP

9.1 **No Agency Relationship.** The Institution acknowledges that each SMO provided clinical trial conducted by the Institution is conducted pursuant to a contract between SMO and one of its Sponsors. The Institution further acknowledges and agrees that in performing its duties under this agreement, it is acting as an independent contractor of SMO on a sub-contracting basis. The Institution further acknowledges and agrees that SMO, in performing its duties under this Agreement, is not acting as an agent of the Institution and is not under any circumstances engaging in the practice of medicine.

9.2 **Indemnification.** SMO will provide the Institution with clinical trial opportunities solely with Sponsors who agree to provide indemnification for any adverse outcome(s) which may occur in an enrolled subject, provided that (a) such subject has given prior written informed consent to participate in the IRB approved protocol, and (b) the Institution has treated such subject in full compliance with such protocol. The Sponsor's duty to indemnify shall extend to SMO, the Institution, Principal Investigator, Co-Investigators, Sub-Investigators, all subjects enrolled in an SMO provided clinical trial by the Institution, and any Institution designated personnel involved with the performance of that IRB approved clinical trial.

9.3 **Assignment.** The Institution shall not assign this Agreement or any of its rights or duties hereunder without the prior written consent of SMO.

9.4 **Binding Effect.** The duties, responsibilities and other provisions of this Agreement shall be binding upon the successors and assigns of the parties hereto.

10 ARBITRATION OF DUTIES

10.1 **Option to Arbitrate.** If the parties in good faith cannot resolve any controversy or claim arising out of or related to this Agreement or in connection with a breach of this Agreement within 10 days after the claimant gives notice of such controversy or claim to the other party, either party may demand and commence arbitration of the controversy or claim.

10.2 **Arbitration Process.** In the event of a demand for arbitration pursuant to Section 10.1 hereof, SMO shall select one arbitrator and the Institution shall select one arbitrator within ten (10) days after such demand shall have been given and the two arbitrators, within thirty (30) days after the Demand date shall select a third arbitrator. If the third arbitrator shall not be selected within thirty (30) days of the demand date, either SMO or the Institution may apply to the American Health Lawyers Association ("AHLA") for the appointment of a third arbitrator in Atlanta, Georgia or such other city as the parties may agree upon, and the parties shall be bound by the appointment made by AHLA. The arbitration shall be held as promptly as practicable thereafter under AHLA's Commercial Arbitration Rules in effect at the time such controversy, claim or breach is submitted to arbitration. The determination made by the arbitrators in accordance with such rules shall be delivered in writing to the parties hereto and shall be final, binding and conclusive upon them. Judgement upon any determination rendered by the arbitrators may be entered in and enforced by any court having jurisdiction over the subject matter arbitrated. 10.1 awH

10.3 **Prohibition or Suspension of Litigation.** Once a party demands arbitration subject to ~~9.1~~ hereof, neither party shall commence litigation of the controversy or claim in an action or proceeding in any court. If a controversy or claim is being litigated in an action or proceeding pending at any time a demand is made for arbitration of such controversy or claim, the party commencing the action or proceeding must promptly dismiss that portion of the action or proceeding concerning the controversy or claim.

11 MISCELLANEOUS

11.1 **Regulatory Compliance.** The Institution and SMO agree to adhere to all United States Department of Health and Human Services (HHS) and FDA regulations governing the performance of clinical trials.

11.2 **Complete Agreement and Amendment.** This Agreement constitutes the entire agreement between the parties and may be amended only by a writing signed by the parties. There are no representations, agreements, an agenda, or understandings, oral or written, between or among the parties hereto relative to the subject matter of this Agreement which are not fully expressed herein.

11.3 **Governing Law.** This Agreement shall be construed under the laws of the State of Georgia.

11.4 **Notice.** Any notice required or permitted to be given by one party to the other party shall be personally delivered, sent via certified mail, return receipt requested, or commercial overnite delivery service (e.g. Federal Express) to the following address, unless otherwise directed in writing:

Institution:	**A. Walter Hankwitz, Executive Director** **Highlands Physicians, Inc.** **2550 E. Stone Drive** **Kingsport, TN 37660**
SMO:	**Richard Turner, President** **SMO-USA, Inc.** **1820 Highway 20, Suite 132-271** **Conyers, Georgia 30013**

Any notice given in accordance with this section 11.4 shall be deemed as given on the date actually received by the party to whom the notice is delivered or addressed.

11.5 **Exclusivity.** Nothing contained herein shall impose an obligation of exclusivity on one party by the other. Both parties reserve the right to enter into and participate in other activities (either alone or with a third party) including, but not limited to, clinical trials and sponsored research projects.

11.6 **Headings.** The headings of this Agreement are for organizational purposes and do not have substantive effect on the Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first date written above.

SMO-USA, Inc.	**Highlands Physicians, Inc.**
By: [signature]	By: [signature]
Richard Turner	**A. Walter Hankwitz**
President	**Executive Director**
Date: 3.29.02	Date: 4/2/02

CLINICAL INVESTIGATOR AGREEMENT

Exhibit 3.6

This Clinical Investigator Agreement (Agreement) is made and entered into this 1st day of February, 2002 between Highlands Physicians, Inc., a Delaware corporation with principal offices at 2550 E. Stone Drive, Kingsport, TN 37660 for its Clinical Studies Program (hereinafter HPI-CSP) and ______________________________ with principal offices at ____(hereinafter Investigator). This agreement shall be automatically renewed on an annual basis without further action, unless a request for termination is submitted by either party as specified in Section 5.

Whereas, HPI-CSP is conducting clinical trials and research projects on a contract basis for sponsor organizations, including without limitation, contract research organizations (CRO), biopharmaceutical companies, and medical device manufacturers (Sponsors);

Whereas, HPI-CSP desires to facilitate the development, performance and administration of clinical trials through affiliation arrangements with various Investigators in the HPI-CSP Network; and

Whereas, the Investigator desires to become part of the HPI-CSP Network and provide resources and facilities to HPI-CSP within the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1. DEFINITIONS

When used in this Agreement, the following words and phrases shall have the meaning set forth below:

1.1 Completed Case Report Form means a case report form:

Completed by the Site in accordance with all Food and Drug Administration (FDA) and Study requirements,

- for a patient who properly qualified, participated in and completed the Study in accordance with all Study requirements,
- which Sponsor, or their designee, determines all case report form queries have been resolved, and
- which Sponsor, or their designee, determines can be used in all analyses of the Study results.

1.2 FDA means the United States Food and Drug Administration.

1.3 Good Clinical Practice (GCP) means the set of regulations established by the FDA and embodied in the Code of Federal Regulations and relevant guidelines published by the FDA, relating to the standard of practice that is acceptable to the FDA in the conducting of Studies.

1.4 Exhibit means that document which provides specific details for each Study under this Agreement. Exhibits shall specify: (1) the Principal Investigator; (2) Sub- and Co-Investigators; (3) the Protocol; (4) the Sponsor; (5) the Compensation; (6) the period of performance, and other applicable and necessary terms. Each exhibit shall be attached to this Agreement and made a part hereof. To the extent any terms or provisions of an exhibit conflict with the terms and provisions of this Agreement, the terms and provisions of the Agreement shall control.

1.5 Investigatoral Review Board (IRB) means the committee or group formally designated by the Sponsor, or their designee and/or the Investigator to review the Study, approve initiation of the Study at the Site, conduct periodic review of the Study at the Site, approve the informed consent form required by the Protocol, and take such other actions as may be required by 21 C.F.R. 56.

1.6 Principal Investigator means the licensed physician, employed, contracted, or affiliated with HPI-CSP who is expressly engaged to directly perform and/or supervise the conduct of the Study at Sites in the manner set forth in the Protocol.

1.7 Sub-Investigator means the licensed physician, employed, contracted, or affiliated with HPI-CSP at Study Site who is expressly engaged to directly perform or supervise the conduct of the Study, at said Site, in the manner set forth in the Protocol.

1.8 Protocol means the specific tasks and procedures the Site is to follow in conducting the Study. The Protocol may be amended only by prior written consent of the Sponsor, or their designee, and subsequent approval by the IRB.

1.9 Site means the location of the members that will participate in the Study, and, unless otherwise specified, includes the Investigator and its agents and employees, acting under the conduct of the Study.

1.10 Sponsor means that company or agency, specified by the Exhibit, which has contracted HPI-CSP to act on its behalf to arrange and administer Studies in accordance with the referenced and relevant Protocol.

1.11 Study means any clinical investigation, outlined in the protocol, attached herein, as marked Exhibit(s). The terms clinical trial and clinical study are synonymous.

2. HPI-CSP DUTIES

2.1 **Provision of Opportunities.** HPI-CSP agrees to provide funded contract clinical trial opportunities to the Investigator during the term of this Agreement. The Investigator acknowledges that HPI-CSP cannot guarantee that the Investigator will be selected by a Sponsor as a site for any given clinical trial or that any given opportunity will result in an actual clinical trial. HPI-CSP agrees that the Investigator will be a site for that clinical trial provided that the Investigator accepts the opportunity, is selected as a site, and the clinical trial contemplated by the accepted opportunity takes place.

2.2 **General Duties.** HPI-CSP will provide the following services to the Investigator:

(a) Assistance in furthering the development and growth of the Investigator in the general area of contract clinical trials;
(b) Implementation of a centralized marketing program intended to increase the visibility of the Investigator and other members of the HPI-CSP Network as clinical trial sites;
(c) Support of an overall quality control process for data verification directly related to HPI-CSP-provided clinical trials conducted by the Investigator.
(d) At selected sites, and by separate written agreement, provide direct salary support for Clinical Research Coordinators to ensure consistent and quality study management and to facilitate stability and expansion of the Investigator's clinical study efforts and participation in HPI-CSP's Select Site Program.

3. INVESTIGATOR DUTIES

3.1 **Review of Opportunities.** The Investigator will facilitate the process of review and approval/denial by the Investigatoral Review Board (the "IRB") for those HPI-CSP-provided clinical trial opportunities that meet the Investigator's criteria for consideration. HPI-CSP acknowledges that clinical trials conducted by the Investigator must be compatible with the Investigator's policies and procedures. The Investigator has the right to refuse any clinical trial opportunity presented to it by HPI-CSP. HPI-CSP does not have the right to commit the Investigator to the performance of any given clinical trial. The Investigator acknowledges that in securing clinical trial opportunities for the Investigator, HPI-CSP is devoting substantial marketing and administrative efforts on behalf of the Investigator.

3.2 **Acceptance of Opportunities.** Acceptance of a clinical trial opportunity by the Investigator indicates that the Investigator has available and agrees to provide the personnel, supplies, facilities and other resources required to perform that clinical trial in accordance with the clinical trial protocol.

3.3 **General Duties.** The Investigator will provide the following in connection with HPI-CSP-provided clinical trials conducted by the Investigator:

(a) Demonstrate a willingness to expand its research capabilities through its affiliation with HPI-CSP and the HPI-CSP Network;
(b) Identify one (1) individual at the Investigator's facility to serve as Clinical Research Coordinator who will function as the point of contact for all HPI-CSP-related research activities and opportunities;
(c) Support the in-house administration of HPI-CSP-provided clinical trials conducted by the Investigator in accordance with HPI-CSP's standard operating procedures, including, but not limited to: mechanisms for the announcement of clinical trial opportunities, confidentiality of clinical trial information, ethical handling of clinical trial opportunities obtained through the marketing efforts of HPI-CSP, a process for development of mutually agreeable budgets, expectations for patient enrollment for individual clinical trials, and adherence to HPI-CSP's quality control efforts on behalf of the Investigator and the HPI-CSP Network in general;
(d) Adhere to accepted Good Clinical Practices (GCP) for the performance of clinical trials;
(e) Permit HPI-CSP representatives to evaluate the on-site progress of HPI-CSP-provided clinical trials;
(f) Inform HPI-CSP regarding clinical trials either ongoing or projected by the Investigator that were not provided by HPI-CSP and which may negatively influence subject enrollment into HPI-CSP-provided clinical trials that are either ongoing or that may potentially be placed with the Investigator; and
(g) Select individuals who agree to be bound by restrictions on the Investigator set forth in Sections 6 and 7 hereof as Principal Investigators, Co-Investigators or Sub-Investigators for HPI-CSP-provided clinical trials to be conducted by the Investigator; and

(h) Ensure that individuals selected as Principal Investigators, Co-Investigators or Sub-Investigators have current professional licensure, active malpractice insurance which meets the minimum requirements for their state and/or practice setting, have not been barred or restricted from participation in clinical trials by the Food and Drug Administration, and have not been accused or convicted of any fraudulent activities.

3.4 **External Contracts.** The Investigator agrees to abide by the terms and conditions of HPI-CSP's contracts with Sponsors, or other service contracts, which affect either directly or indirectly the fulfillment of HPI-CSP's duties thereunder.

3.5 **Investigator Evaluation.** The Investigator agrees to be evaluated by HPI-CSP from time to time on the performance of any given clinical trial according to the financial and functional criteria established by HPI-CSP and/or the Sponsor. This evaluation will be limited to a review of information related to the clinical trial in question.

3.6 **Use of Investigator and Principal Investigator's name by HPI-CSP.** The Investigator hereby authorizes HPI-CSP during the term of this Agreement to promote the fact that the Investigator and its Principal Investigator(s) are affiliated with the HPI-CSP Network for the performance of clinical trials and to use the name of the Investigator and Principal investigator(s) in connection with HPI-CSP's marketing efforts on behalf of the Investigator and the HPI-CSP Network in general.

4 COMPENSATION

4.1 HPI-CSP shall pay Investigator entire compensation for services performed by Investigator and its agents pursuant to this Agreement, a sum not to exceed the anticipated total project costs set forth in each marked Exhibit(s) which is attached hereto and incorporated herein by reference. Such total project cost may be modified only upon the prior written consent of the parties.

4.2 All fees for clinical trial services provided by the Investigator in connection with HPI-CSP - provided clinical trials will be paid directly to the Investigator by HPI-CSP. Under no circumstances will such fee for service payments or supplemental payments be made from the Sponsor directly to the Investigator. The Investigator acknowledges that HPI-CSP is not responsible for payments to vendors or subcontractors engaged by the Investigator, and that the Investigator is solely responsible for such financial obligations.

4.3 Checks shall be made payable to: ________________________ and mailed to:

Address:

ATT:

Tax ID Number

5 TERMINATION

5.1 **Right of Termination.** Either party may terminate this Agreement by giving written notice at least sixty (60) days in advance of the effective date of termination.

5.2 **Effect of Termination.** The Investigator will be paid for work performed up to the effective date of termination following proper completion and reconciliation of Sponsor directed procedures, tests, case report forms, etc. as specified in the clinical trial protocol. Any trial in progress at the time of notice of termination, may, at the sole discretion and option of HPI-CSP, be discontinued immediately upon notice of termination of this Agreement.

5.3 **Right of Immediate Termination.** In the event that any of the following transactions occur, a party may terminate this agreement immediately by giving written notice of termination: (a) ownership or control of the other party is transferred or reconstructed by virtue of sale of assets, a sale of stock or corporate membership, or a merger or consolidation; or (b) the other party sells or otherwise transfers or merges ownership control of the assets required for fulfillment of its obligations under this Agreement. Each party agrees to give the other prompt notice of the transactions set forth in this subsection. Notice of termination under this subsection shall be considered effective only upon actual receipt by the party to whom notice is directed.

6 RECORDS

6.1 **Maintenance of Records.** The Investigator agrees to maintain all records associated with any given clinical trial in a separate, reasonable, retrievable location for a period of five (5) years following the completion of the clinical trial, or for such longer period as may be required by Food and Drug Administration (FDA) regulations.

6.2 **Ownership of and Access to Records.** All records associated with any given trial will remain the property of the Investigator. The Investigator agrees that during the time that such records are maintained as required by Section 6.1 hereof, HPI-CSP and/or Sponsor shall have prompt and reasonable access to any such records upon request.

7 NONDISCLOSURE DUTIES

7.1 **Protection of Proprietary Information.** The Investigator acknowledges that during the course of its association with HPI-CSP, it has been and will continue to be in contact with licensees, Sponsors, and others having dealings with HPI-CSP and will have access to (and special knowledge of) proprietary and confidential information regarding the business, creations, research, operations, clinical tests, books and records, techniques, data, procedures, trade secrets, and other activities of Sponsors and HPI-CSP and/or its agents and affiliates (collectively called the "Proprietary Information"). The Investigator recognizes and agrees that the improper use or unauthorized disclosure of the Proprietary Information to third parties will cause serious and irreparable injury to HPI-CSP. Accordingly, the Investigator agrees that:

(a) Proprietary Information shall be and remain the exclusive property of the Sponsors or HPI-CSP and/or its agents and affiliates;
(b) During the term of this agreement, the Investigator shall not directly or indirectly use for any purpose, copy, disclose to any third party or convey to any third party any Proprietary Information, except as may be required by law or permitted by this Agreement;
(c) At any time following expiration or termination of this Agreement, the Investigator shall not directly or indirectly use for any purpose, copy, retain, disclose or convey to any third party any Proprietary Information without the prior written permission of HPI-CSP, or as required by law;
(d) The Investigator will take all steps reasonable and appropriate to ensure that Proprietary Information is not inadvertently disclosed during the term of this Agreement and following the expiration or termination thereof; and
(e) The Investigator will take all steps reasonable and appropriate to ensure that it's employees, agents and affiliates are familiar with and abide by the restrictions on the use and disclosure of Proprietary Information set forth in this Agreement.

7.2 **Protection of Confidential Information.** HPI-CSP acknowledges that HPI-CSP will have access to (and special knowledge of) certain proprietary and confidential information regarding the Investigator, including patient lists; records and other information concerning Principal Investigator's patients (whether or not evidenced in writing); records, ledgers and information; agreements and related data; business and practice development plans; data and policies; business and practice methods and operations; business and practice forms; correspondence, memoranda and other records; trade secrets; and any other proprietary or confidential information which HPI-CSP encounters during the term of this Agreement, all of which are held, possessed and/or owned by the Investigator and all of which are continuously used in the operations and business of the Investigator (collectively called "Confidential Information"). Accordingly, HPI-CSP agrees that:

(a) Confidential Information shall be and remain the exclusive property of the Investigator;
(b) During the term of this Agreement, HPI-CSP shall not directly or indirectly use for any purpose, copy, disclose to any third party or convey to any third party any Confidential Information, except as may be required by law or permitted by this Agreement;
(c) At any time following expiration or termination of this Agreement, HPI-CSP shall not directly or indirectly use for any purpose, copy, retain, disclose or convey to any third party any Confidential Information without the prior written approval of the Investigator or as required by law;
(d) HPI-CSP will take all steps reasonable and appropriate to ensure that Confidential Information is not inadvertently disclosed during the term of this Agreement and following the expiration or termination thereof; and
(e) HPI-CSP will take all steps reasonable and appropriate to ensure that its employees, agents and affiliates are familiar with and abide by the restrictions on the use and disclosure of Confidential Information set forth in this Agreement.

7.3 **Publication of Trial Results.** Any publication or presentation of clinical trial results by the Investigator or his/her employees, agents and affiliates, shall be subject to prior approval by the study Sponsor in accordance with any Sponsor specific policies. An information copy of correspondence between authors and Sponsors, including a copy of all proposed abstracts, manuscripts, presentation outlines, etc. will be provided to HPI-CSP and Sponsor at least sixty (60) days in advance of any scheduled publication or presentation.

8 INVESTIGATOR RESPONSIBLITIES

8.1 **Ethical Conduct Concerning Study Opportunities.** In the event the Investigator decides not to pursue a clinical trial opportunity initially provided to it by HPI-CSP, the Investigator shall not subsequently pursue or exploit that opportunity directly or indirectly.

9 BUSINESS RELATIONSHIP

9.1 **No Agency Relationship.** The Investigator acknowledges that each HPI-CSP provided clinical trial conducted by the Investigator is conducted pursuant to a contract between HPI-CSP and one of its Sponsors. The Investigator further acknowledges and agrees that in performing its duties under this agreement, it is acting as an independent contractor of HPI-CSP on a sub-contracting basis. The Investigator further acknowledges and agrees that HPI-CSP, in performing its duties under this Agreement, is not acting as an agent of the Investigator and is not under any circumstances engaging in the practice of medicine.

9.2 Indemnification. HPI-CSP will provide the Investigator with clinical trial opportunities solely with Sponsors who agree to provide indemnification for any adverse outcome(s) which may occur in an enrolled subject, provided that (a) such subject has given prior written informed consent to participate in the IRB approved protocol, and (b) the Investigator has treated such subject in full compliance with such protocol. The Sponsor's duty to indemnify shall extend to HPI-CSP, the Investigator, Principal Investigator, Co-Investigators, Sub-Investigators, all subjects enrolled in an HPI-CSP provided clinical trial by the Investigator, and any Investigator designated personnel involved with the performance of that IRB approved clinical trial.

9.3 **Assignment.** The Investigator shall not assign this Agreement or any of its rights or duties hereunder without the prior written consent of HPI-CSP.

9.4 **Binding Effect.** The duties, responsibilities and other provisions of this Agreement shall be binding upon the successors and assigns of the parties hereto.

10 ARBITRATION OF DUTIES

10.1 **Option to Arbitrate.** If the parties in good faith cannot resolve any controversy or claim arising out of or related to this Agreement or in connection with a breach of this Agreement within 10 days after the claimant gives notice of such controversy or claim to the other party, either party may demand and commence arbitration of the controversy or claim.

10.2 **Arbitration Process.** In the event of a demand for arbitration pursuant to Section 10.1 hereof, HPI-CSP shall select one arbitrator and the Investigator shall select one arbitrator within ten (10) days after such demand shall have been given and the two arbitrators, within thirty (30) days after the Demand date shall select a third arbitrator. If the third arbitrator shall not be selected within thirty (30) days of the demand date, either HPI-CSP or the Investigator may apply to the American Health Lawyers Association ("AHLA") for the appointment of a third arbitrator in Knoxville, Tennessee, or such other city as the parties may agree upon, and the parties shall be bound by the appointment made by AHLA. The arbitration shall be held as promptly as practicable thereafter under AHLA's Commercial Arbitration Rules in effect at the time such controversy, claim or breach is submitted to arbitration. The determination made by the arbitrators in accordance with such rules shall be delivered in writing to the parties hereto and shall be final, binding and conclusive upon them. Judgement upon any determination rendered by the arbitrators may be entered in and enforced by any court having jurisdiction over the subject matter arbitrated.

10.3 **Prohibition or Suspension of Litigation.** Once a party demands arbitration subject to 10.1 hereof, neither party shall commence litigation of the controversy or claim in an action or proceeding in any court. If a controversy or claim is being litigated in an action or proceeding pending at any time a demand is made for arbitration of such controversy or claim, the party commencing the action or proceeding must promptly dismiss that portion of the action or proceeding concerning the controversy or claim.

11 MISCELLANEOUS

11.1 **Regulatory Compliance.** The Investigator and HPI-CSP agree to adhere to all United States Department of Health and Human Services (HHS) and FDA regulations governing the performance of clinical trials.

11.2 **Complete Agreement and Amendment.** This Agreement constitutes the entire agreement between the parties and may be amended only by a writing signed by the parties. There are no representations, agreements, an agenda, or understandings, oral or written, between or among the parties hereto relative to the subject matter of this Agreement which are not fully expressed herein.

11.3 **Governing Law.** This Agreement shall be construed under the laws of the State of Tennessee.

11.4 **Notice.** Any notice required or permated to be given by one party to the other party shall be personally delivered, sent via certified mail, return receipt requested, or commercial overnite delivery service (e.g. Federal Express) to the following address, unless otherwise directed in writing:

Investigator:

HPI-CSP: **A Walter Hankwitz, Executive Director**
Highlands Physicians, Inc.
2550 E. Stone Drive
Kingsport, TN 37660

Any notice given in accordance with this section 11.4 shall be deemed as given on the date actually received by the party to whom the notice is delivered or addressed.

11.5 **Exclusivity.** Nothing contained herein shall impose an obligation of exclusivity on one party by the other. Both parties reserve the right to enter into and participate in other activities (either alone or with a third party) including, but not limited to, clinical trials and sponsored research projects.

11.6 **Headings.** The headings of this Agreement are for organizational purposes and do not have substantive effect on the Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first date written above.

By: Highlands Physicians, Inc.

By: ____________________

By: ________________________________
A. Walter Hankwitz
Executive Director

Date:____________

Date: __________________

Exhibit 6.1

EMPLOYMENT AGREEMENT

by and between

HIGHLANDS PHYSICIANS, INC.

and

A. WALTER HANKWITZ

EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is effective on the effective date set forth on the signature page ("Effective Date") by and between HIGHLANDS PHYSICIANS, INC., a Delaware corporation ("Corporation") and A. WALTER HANKWITZ ("Employee").

W I T N E S S E T H:

WHEREAS, the Corporation desires to engage Employee as Executive Director; and

WHEREAS, Employee desires to serve as Executive Director on behalf of the Corporation.

1. Preamble and Recitals. The preamble and recitals hereinabove set forth are hereby incorporated into and made a part of this Agreement.

2. Employment and Duties.

2.1 Employment. Corporation hereby employs Employee as Executive Director.

2.1.1 Employee shall perform such services and occupy such positions and offices as the Corporation may determine, consistent with the position of Executive Director;

2.1.2 Employee shall maintain and enhance the reputation of the Corporation; and

2.1.3 Employee shall attend such professional meetings, post-graduate seminars and otherwise take any and all actions as shall be reasonably necessary to maintain and improve the professional skills of Employee.

2.2 Full-Time Position. Employee shall not be employed by or perform services for any sole proprietorship, partnership, corporation, limited liability company or any other entity engaged in the same or similar activities now or hereafter carried on by the Corporation, while employed by the Corporation, without the prior written consent of the Corporation.

2.3 Compensation. Unless otherwise mutually agreed, all compensation received by Employee in excess of One Thousand Dollars ($1,000.00) per annum as fees for health care professional services from all sources, including, without limitation, teaching, publications or lectures shall be income to and the property of the Corporation.

2.4 Location of Services. The services to be performed by Employee shall, to the extent consistent with the efficient performance of such duties be performed at the offices of the

Corporation in the Tri-Cities, Tennessee area and/or at such other locations as may be reasonably required by the Corporation.

2.5 Maintenance of Records. Employee shall truthfully and accurately maintain all records, account for all monies and all of the property of the Corporation of which Employee may have custody and shall promptly deliver such records and monies to the Corporation upon request.

3. Compensation and Benefits.

3.1 Salary. The Corporation shall pay Employee an annualized base salary of One Hundred Fifty Thousand Dollars ($150,000.00). The salary of the Employee may be increased by the Board of Directors.

3.2 Bonus.

3.2.1 The Corporation shall pay Employee a one-time bonus of Thirty Thousand Dollars ($30,000.00) after January 6, 1998 and prior to January 16, 1998.

3.2.2 Employee shall be eligible for such bonuses as determined by the Board of Directors of the Corporation.

3.3 Benefits. Employee shall be entitled to the benefits of the Corporation now or hereafter implemented by the Corporation.

3.4 Bonus Upon Sale.

3.4.1 If all of the stock of the Corporation is sold or if substantially all of the assets of the Corporation are sold ("Sale"), while Employee is employed by the Corporation, Employee may elect to be paid a one-time bonus equal to the amount paid to a Stockholder owning one hundred (100) shares of stock of the Corporation ("Election"). The Election shall be pursuant to notice to the Corporation within fifteen (15) days of notice to Employee of the Sale.

3.4.2 If Employee shall exercise the Election, Employee shall waive the right of Employee to any payments upon termination of this Agreement as provided in Section 5.

3.5 Vacation. Employee shall be entitled to four (4) weeks of vacation per year ("Vacation"). The times and the duration of Vacation shall be approved by the Corporation.

4. Term and Termination.

4.1 Term. The Initial Term of this Agreement shall be on the Effective Date and continue until December 31, 2000, unless earlier terminated pursuant to this Section 4. This Agreement shall be automatically renewed for additional periods of one (1) year (each a "Renewal Term") unless either party shall give written notice at least ninety (90) days prior to the end of the Initial Term or any Renewal Term. .

4.2 Termination by Corporation. The Corporation shall have the right to terminate this Agreement with notice upon the occurrence of any of the following events ("Cause"):

4.2.1 The failure by Employee to comply with a directive of the Corporation, if the failure continues for ten (10) days after notice by the Corporation, or if such failures require the Corporation to give Employee such notice on three (3) separate occasions; or

4.2.2 Failure by Employee to institute the business plan or objectives of the Corporation if the failure continues for thirty (30) days after notice by the Corporation, or if such failures require the Corporation to give Employee such notice on two (2) separate occasions; or

4.2.3 Any other substantial breach of this Agreement by Employee not cured pursuant to Section 9.3.

4.2.4 Employee's commission of or participation in any conduct which Corporation shall determine negates the ability to perform the functions of position; or

4.2.5 The indictment of Employee on charges of the commission of a felony; or

4.2.6 The theft or embezzlement by Employee of any property; or

4.2.7 The death of Employee; or

4.2.7 The Disability of Employee for a period of three (3) months, unless otherwise extended at the sole discretion of Corporation.

(i) "Disability" or "Disabled" shall be defined, for the purposes of this Agreement, as the inability of Employee by reason of physical or mental infirmity, to perform the usual and customary duties on behalf of the Corporation or inability of Employee to perform such duties for at least eighty percent (80%) of the time required by a full schedule. Disability need not be continuous or permanent for the rest of the life of Employee.

(ii) If the Corporation and Employee are unable to agree upon whether Employee is Disabled, the parties shall, by mutual agreement, within fifteen (15) days from the date either party claims Employee is Disabled, select a licensed physician to examine Employee. The determination of such physician shall be conclusive and binding on the parties hereto.

(iii) If the Corporation and Employee are unable to select a physician within the fifteen (15) day period provided herein, the determination of Disability shall be made as follows: the Corporation shall appoint a licensed physician and Employee (or Employee's legal representative) shall appoint a licensed physician, and the two physicians shall together appoint a third licensed physician who shall be the "physician" for the purposes of this Section. The physician shall examine Employee and determine if the Employee is Disabled.

(iv) If Employee shall be able to perform usual and customary duties on behalf of the Corporation following a period of Disability, and performs such duties, or such other duties as are prescribed by the Corporation, for a period of three (3) continuous months, any subsequent period of Disability shall be regarded as a new period of Disability as if there had been no previous Disability. If the continuous period of the performance of duties by Employee is less than three (3) months, the period of performance of duties shall be disregarded and the subsequent period of Disability shall be deemed a continuation of the previous period of Disability and the period of Disability shall be treated as a single period, excluding the period in which Employee performed services for the Corporation.

4.3 Employee shall give prompt notice to the Corporation upon the occurrence of any of the events described in this Section 4.

5. <u>Payment Upon Termination and Change of Control</u>.

5.1 <u>Termination by Corporation Without Cause</u>. If the Corporation terminates this Agreement without Cause or if the Employee terminates this Agreement due to a substantial breach of the Agreement by the Corporation (subject to Section 9.3), the Corporation shall continue to pay Employee the salary through the end of the Initial Term or any Renewal Term.

5.2 Termination by Corporation With Cause. If the Corporation terminates this Agreement with Cause, or if the Employee terminates this Agreement without a substantial breach of the Agreement by the Corporation (subject to Section 9.3), the Corporation shall continue to pay Employee the salary for the lesser of six (6) months or through the end of the Initial Term or any Renewal Term.

5.3 Change of Control.

5.3.1 If a Change of Control (as defined in Section 5.3.2) occurs and thereafter a Substantial Breach (as defined hereafter) by Corporation occurs, Employee may give notice to Corporation notifying Corporation of the Breach. If the Substantial Breach is not cured within thirty (30) days after receipt of such notice, Employee may elect to terminate this Agreement by giving notice of such election to Corporation. Upon receipt by Corporation of such an election, the employment of Employee shall terminate. As used in this Section, "Substantial Breach" shall mean the assignment to Employee of any position or duties inconsistent with those specified herein or any material diminution of the position of Employee, authority, responsibilities, compensation or benefits or relocation of the office of Employee to a location, outside of the Tri-Cities area without the consent of Employee.

5.3.2 A Change in Control shall be deemed to have occurred upon the occurrence of any of the following (i) upon the acquisition of the "beneficial ownership", as such term is used in Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "1934 Act"), directly or indirectly, of fifty percent (50%) or more of the outstanding Voting Stock (as hereinafter defined) of Corporation by any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the 1934 Act), whether or not any such acquisition occurs as a result of one or more transactions (which may or may not occur at the same time), or (ii) if all or substantially all of the assets or business of Corporation are disposed of pursuant to a transfer or series of transfers to one or more persons; or (iii) a merger, consolidation or a transaction in which the Common Stock of Corporation is converted into cash, other securities or other property; or (iv) if Corporation is materially or completely liquidated other than pursuant to a proceeding under Chapter 7 of Title XI of the United States Bankruptcy Code. "Voting Stock" shall mean capital stock of any class or classes having voting power to elect the directors of a corporation (excluding voting power subject to contingencies if the contingencies have not occurred).

5.3.3 Upon termination by Employee due to a Change of Control and Substantial Breach, the Corporation shall pay to Employee an amount equal to the amount Employee would have been entitled to if the Corporation had terminated Employee without Cause as provided in Section 5.1.

6. Expenses.

6.1 Reimbursement. The Corporation shall pay or reimburse Employee for expenses incurred by Employee on behalf of the Corporation with the prior written approval of the Corporation.

6.2 Personnel. The Corporation shall furnish Employee with personnel, supplies and equipment deemed necessary by the Corporation for the performance of services hereunder.

6.3 Relocation Expenses.

6.3.1 The Corporation shall pay the relocation expenses of Employee and the family of Employee to move to the Tri-Cities area ("Relocation Expenses").

6.3.2 Relocation Expenses shall not exceed Twenty-Two Thousand Dollars ($22,000.00) plus airfare.

6.3.3 Relocation Expenses shall include the personal property of Employee and his family including two (2) automobiles and one (1) boat.

6.4 Itemization. The reimbursement of any expenses of Employee shall be made upon the presentation by Employee to the Corporation of itemized accounts or receipts reasonably satisfactory to the Corporation.

6.5 Pre-paid Expenses. If Employee is terminated for any reason, whether for cause or not for cause, whether voluntary or involuntary, any pre-paid expenses shall be deducted from any remaining compensation due Employee or Employee shall repay the Corporation for the unexpired portion of such pre-paid expenses.

7. Non-Competition, Non-Solicitation and Non-Disclosure of Confidential Information

7.1 Acknowledgement. Employee acknowledges that (i) due to the nature of the services performed hereunder, Employee shall have access to and acquire confidential information related to the business and operations of the Corporation, including, without limitation, finances of the Corporation, operational procedures of the Corporation and the payors, providers and referral sources of the Corporation ("Confidential Information"); (ii) all Confidential Information is solely the property of the Corporation and constitutes confidential and proprietary information of the Corporation; (iii) the disclosure of Confidential Information to third parties would cause substantial loss to the goodwill of the Corporation; (iv) disclosure of Confidential Information to Employee shall be made due to the position of trust and confidence that Employee shall occupy and due to the agreement by Employee to the restrictions contained herein; (v) in the course of employment hereunder, Employee shall have contact with the payors, providers and referral sources of the Corporation; (vi) knowledge of Confidential Information and contact with the payors, providers and referral sources would enable Employee, upon termination of this Agreement, to compete with the Corporation in a manner likely to cause the Corporation irreparable harm, and disclosure of Confidential Information would cause such harm; and (vii) the restrictions imposed upon Employee herein would not hamper Employee in earning a living.

7.2 Covenant Not to Compete. Upon the termination or non-renewal of this Agreement by Corporation with Cause ("Cause Termination") or the termination or non-renewal of this Agreement by Employee without a substantial breach of this Agreement by Corporation (subject to Section 9.3) ("Employee Termination"), Employee, for a period of the lesser of six (6) months or through the end of the initial term or renewal term for Cause Termination and twelve (12) months for Employee Termination, shall not directly or indirectly (i) compete with the Corporation from an office within a twelve (12) mile radius of any office of the Corporation ("Area"); or (ii) become a partner, member, employee, agent, independent contractor, advisor, or investor, or participate in any manner, with or in any sole proprietorship, partnership, corporation, limited liability company or any other entity which, directly or indirectly, competes with the Corporation by maintaining an office within the Area.

7.3 Covenant Not to Solicit. Upon the termination or non-renewal of this Agreement by Corporation with Cause ("Cause Termination") or the termination or non-renewal of this Agreement by Employee without a substantial breach of this Agreement by Corporation (subject to Section 9.3) ("Employee Termination"), Employee, for a period of the lesser of six (6) months or through the end of the initial term or renewal term for Cause Termination and twelve (12) months for Employee Termination, shall not directly or indirectly solicit the payors, providers or referral sources of the Corporation or become a partner, member, employee, agent, advisor, or investor, or participate in any manner, with or in any sole proprietorship, partnership, corporation, limited liability company or any other entity which, directly or indirectly, solicits the payors, providers or referral sources of the Corporation.

7.4 Covenant Not to Solicit Employees. Upon the termination of this Agreement by any means or for any reason whatsoever, whether for cause or not for cause, whether voluntarily or involuntarily, Employee, for a period of twelve (12) months following the date of such termination, shall not directly or indirectly solicit any of the existing employees of the Corporation, in any manner, to perform services for Employee or for any other sole proprietorship, partnership, corporation or other entity. For purposes of this Section 7.4 "employee" shall be defined as an existing employee or a former employee who had been employed by the Corporation within the one (1) year period prior to the date of termination of this Agreement.

7.5 Non-Disclosure of Confidential Information. Employee shall hold in a fiduciary capacity for the sole benefit of the Corporation all of the Confidential Information which may be obtained by Employee. Employee shall not, either during employment hereunder or after termination of such employment, communicate or divulge such Confidential Information, knowledge or data to any person or other entity other than the Corporation or persons, partnership or other entities as may be designated in writing by the Corporation.

7.6 Survival of Covenants. The covenants of Employee set forth in this Section 7 shall survive the termination of this Agreement, whether such termination is for Cause or not for Cause, whether voluntary or involuntary.

8. Binding Arbitration. If a dispute shall arise under this Agreement with respect to the interpretation of the terms and conditions of this Agreement or if either party shall allege that the other party has in any manner breached this Agreement, the matter shall be submitted to binding arbitration. The arbitration shall be conducted as follows:

8.1 Selection of Arbitration Service. The parties shall select an arbitration service ("Arbitration Service") to perform the arbitration services.

8.2 Conduct of Arbitration. Except as otherwise agreed by the parties, the arbitration shall be conducted in all respects as if the case were litigation brought to trial in Federal Court, including, without limitation, pleadings, discovery and trial. Except as otherwise agreed by the parties, the Federal Rules of Civil Procedure shall be applicable in all respects and the internal laws of the State of Tennessee shall be applied to and govern the matter.

8.3 Selection of Judge. The parties shall select a retired Federal Court judge from the directory of the Arbitration Service ("Judge"). If the parties are unable to select a judge, the president of the Arbitration Service shall select a retired Federal Court judge for the parties.

8.4 Binding Arbitration. The rulings of the Judge shall be final, conclusive and binding on the parties and shall not be appealed, except as otherwise provided under the Tennessee law of arbitration.

8.5 Costs. The losing party shall pay all of the attorney's fees and costs of arbitration.

8.6 Initiation of Arbitration.

8.6.1 Arbitration shall be initiated by notice from one party to the other party of its request for interpretation of the Agreement or its claim of breach.

8.6.2 Notices shall be given pursuant to Section 9.4 of this Agreement.

8.6.3 If the matter remains unresolved for thirty (30) days after receipt of the notice, either party may initiate arbitration by notice to the other party and to the Arbitration Service. Thereafter, the terms of this Section 8 shall apply.

9. Miscellaneous Provisions.

9.1 Benefits. This Agreement and the rights, interest and benefits hereunder shall not be assigned, transferred, or pledged in any way by Employee or any legal representative, executor, administrator, heir, legatee, distributee, or any other person claiming under Employee by virtue of this Agreement, and this Agreement shall not be subject to execution, attachment, or similar process.

9.2 Remedies and Costs.

9.2.1 Remedies at law may be inadequate and the parties shall be entitled to equitable relief, including without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties at law or equity.

9.2.2 No remedy made available by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

9.2.3 In the event any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

9.3 Default and Cure. Except as otherwise provided in Section 4, in the event either party fails to perform as provided herein, such party shall not be in default until the non-defaulting party serves written notice, specifying any such failure to perform. If the party upon whom the notice is served fails to cure within fifteen (15) days then, after the expiration of said fifteen (15) day period, such party shall be deemed to be in default.

9.4 Notices. Any and all notices or any other communication, provided for herein shall be given in writing by personal delivery or by certified mail, return receipt requested, which shall be addressed, in the case of the Corporation, to its principal office, and, in the case of Employee, to the last known principal of residence as reflected on the Corporation records, or to such other addresses as a party may designate from time to time. Such notice shall be effective on the date of receipt, or if by certified mail, on the date of mailing.

9.5 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties and contains all of the agreements with respect to the subject matter hereof. This Agreement supersedes any and all other agreements, whether oral or written, between the parties hereto with respect to the subject matter hereof.

9.6 Amendment. No amendment or modification of this Agreement shall be valid or binding upon the Corporation unless made in writing and signed by a duly authorized officer of the Corporation (other than Employee), or upon Employee unless made in writing and signed by Employee.

9.7 Assignment. This Agreement may not be assigned without the express written consent of the parties hereto.

9.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute a single instrument.

9.9 Non-Waiver. The waiver by the Corporation or Employee of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

9.10 Severability. In the event parts of this Agreement are found to be void, the remaining provisions of this Agreement shall be binding with the same effect as though the void parts were deleted.

9.11 Other Agreements. Employee represents and warrants that the execution of this Agreement does not breach any other agreement to which Employee is a party or violate any other obligation of Employee to any other party.

9.12 Governing Law. This Agreement shall be subject to and governed by the laws of the State of Tennessee, without giving effect to its conflicts of law provisions.

HIGHLANDS PHYSICIANS, INC.

By: ______________________ Date 11/6/97
Nelson Gwaltney, M.D.,
President

Employee:

______________________ Date 11/6/97
A. Walter Hankwitz

Effective Date:

November 1, 1997

Exhibit 6.2

AMENDMENT TO

EMPLOYMENT AGREEMENT

by and between

HIGHLANDS PHYSICIANS, INC.

and

A. WALTER HANKWITZ

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment to Employment Agreement ("Agreement") is effective on the effective date set forth on the signature page ("Effective Date") by and between HIGHLANDS PHYSICIANS, INC., a Delaware corporation ("Corporation") and A. WALTER HANKWITZ ("Employee").

W I T N E S S E T H:

WHEREAS, the Corporation and Employee have entered into an Employment Agreement effective November 1, 1997 ("Agreement"); and

WHEREAS, the Corporation and Employee desire to amend the Agreement on the terms and conditions provided herein.

1. **Preamble and Recitals.** The preamble and recitals hereinabove set forth are hereby incorporated into and made a part of this Amendment.

2. **Amendment to Section 4.1.** Section 4.1 of the Agreement is hereby deleted and the following substituted in its stead:

> 4.1 Unless terminated earlier by the Corporation or Employee, the Initial Term of this Agreement shall be on the Effective Date and continue until December 31, 2000. This Agreement shall be automatically renewed for additional periods of one (1) year (each a "Renewal Term").

3. **Amendment to Section 5.** Section 5.1 and Section 5.2 of the Agreement are hereby deleted in their entirety and the following substituted in their stead:

> 5.1 Without Cause Termination. If the Corporation terminates this Agreement without Cause or if the Employee terminates this Agreement due to a substantial breach of the Employment Agreement by the Corporation (subject to Section 9.3) ("Without Cause Termination"), the Corporation shall continue to pay Employee the salary for one (1) year from the date of termination.

5.2 With Cause Termination. Subject to Section 5.3, if the Corporation terminates this Agreement with Cause ("Cause Termination"), the Corporation shall continue to pay Employee the salary for the lesser of (i) six (6) months from the date of termination; or (ii) the date upon which Employee obtains new employment.

5.3 Other Termination. If the Employee resigns without a substantial breach of this Agreement by Corporation (subject to Section 9.3) or if the Employee is indicted for embezzlement, the salary shall cease upon termination of Employee ("Other Termination").

4. **Amendment to Section 7.** Section 7.2 and Section 7.3 are hereby deleted in their entirety and the following substituted in their stead:

7.2 Covenant Not to Compete. Upon the termination or non-renewal of this Agreement, Employee, for a period of twelve (12) months for a Without Cause Termination and six (6) months for a Cause Termination or Other Termination, shall not directly or indirectly (i) compete with the Corporation from an office within a fifty (50) mile radius of any office of the Corporation ("Area"); or (ii) become a partner, member, employee, agent, independent contractor, advisor, or invester or participate in any manner, with or in any sole proprietorship, partnership, corporation, limited liability company or any other entity which, directly or indirectly, competes with the Corporation by maintaining an office within the Area.

7.3 Covenant Not to Solicit. Upon the termination or non-renewal of this Agreement, Employee, for a period of twelve (12) months for a Without Cause Termination and six (6) months for a Cause Termination or Other Termination, shall not directly or indirectly solicit the payors, providers or referral sources of the Corporation or become a partner, member, employee, agent, advisor, or investor, or participate in any manner, with or in any sole proprietorship, partnership, corporation, limited liability company or any other entity which, directly or indirectly, solicits the payors, providers or referral sources of the Corporation.

5. **Conflict and Affirmation.** If the terms of the Agreement and this Amendment shall conflict in any respect, this Amendment shall govern. The parties hereby affirm the terms of the Agreement in all other respects.

HIGHLANDS PHYSICIANS, INC.

By: [signature] Date: 11/15/00
~~Nelson Gwaltney~~, M.D.,
President

Employee:

A. Walter Hankwitz Date: 11/15/00
A. Walter Hankwitz

Effective Date:
November 15, ~~September 20~~, 2000

Exhibit 6.3

LEASED EMPLOYEE AGREEMENT

THIS AGREEMENT, dated as of March 15, 1998, is made by WELLMONT HEALTH SYSTEM, a Tennessee non-profit corporation (herein "Wellmont") and HIGHLANDS PHYSICIANS, INCORPORATED, a Delaware corporation (herein "HPI") licensed to do business in Tennessee.

WHEREAS Wellmont is a non-profit multi-hospital system that is a joint-venture partner with HPI in the Highlands Wellmont Health Network; and

WHEREAS HPI is a for-profit IPA that is a joint-venture partner with Wellmont in the Highlands Wellmont Health Network; and

WHEREAS HPI has a need to increase its number of employees on a full-time basis to enable HPI to conduct its day-to-day operations as well as provide services to Highlands Wellmont Health Network with which it has a contractual commitment to provide such services; and

WHEREAS Wellmont and HPI both desire to enter into this agreement;

NOW, THEREFORE, in consideration of the foregoing premises, and in consideration of the parties' mutual covenants and undertakings set forth hereinbelow, Wellmont and HPI do hereby contract and agree as follows:

1. Leased Employees. From and after the effective date of this agreement, Wellmont shall assign and lease to HPI certain of Wellmont's employees on a full-time basis for the purpose of facilitating and supporting the day-to-day operations of HPI. Notwithstanding the assignment of the leased employees to HPI pursuant to this Agreement, Wellmont shall continue to pay all compensation and benefits of such leased employees and HPI shall reimburse Wellmont for such expense pursuant to Paragraph 4 hereof.

2. Supervision of Leased Employees. The Wellmont employees assigned to HPI shall be subject to the supervision and control of HPI officers and directors and shall fulfill such duties as HPI officers and directors may direct from time to time.

3. Leased Employee Benefits. Not withstanding the assignment of the leased employees to HPI and HPI's supervision and control of their day-to-day activities, the leased employees shall be employees of Wellmont for all benefit purposes and shall continue to participate in Wellmont's employee benefit programs (including Workers' Compensation) according to their status, seniority and other relevant factors. All such leased employees shall continue to meet all requirements for Wellmont employees including continuing education requirements, physical health standards, and other similar criteria to the extent applicable.

4. Lease Compensation. In consideration of Wellmont's assignment of employees to support HPI's operations, HPI shall pay to Wellmont, on a monthly basis or at such other intervals as the parties may agree, such sums as shall be necessary to fully reimburse Wellmont for all compensation and benefits paid to the leased employees by Wellmont including such increases and adjustments in compensation and benefits as may be implemented from time to time.

5. Term of Agreement. This Agreement shall be in effect for the period March 15, 1998 through December 31, 1998 and shall automatically renew thereafter for additional periods of six (6) months each unless otherwise terminated by either party in writing upon not less than ninety (90) days prior written notice to the other party. Either party may terminate this Agreement upon the required ninety day notice for any reason, with or without cause.

6. Applicable Law. This Agreement is made and intended as a Tennessee contract and shall be construed and applied according to the laws of the State of Tennessee.

7. Supplements and Amendments. This Agreement may be supplemented by the parties from time to time pursuant to written documentation identifying the names and compensation and benefit levels of the leased employees, as such leased employees may changed from time to time. This Agreement may only be amended or modified pursuant to written instrument signed by duly authorized representatives of each party hereto.

8. Tax Considerations. In the event any change in applicable federal or state tax statutes or regulations regarding leased employees hereafter creates a material adverse economic effect for either party to the Agreement, the parties shall use their best efforts to amend or modify this Agreement in such manner as will equitable address such circumstance.

IN WITNESS WHEREOF, the parties have caused this instrument to be executed as of the date first written hereinabove.

WELLMONT HEALTH SYSTEM

By: ____________________

Title: ____________________

HIGHLANDS PHYSICIANS, INC.

By: ____________________

Title: President

LEASE AGREEMENT

Exhibit 6.4

THIS LEASE made as of the 18th day of December, 1997, between Lakeshore Properties, whose address is Post Office Box 80, Warren, Michigan 48090 (hereinafter called the Landlord) and Highlands Physicians, Inc. whose address is One Medical Parkway, Bristol, Tennessee 37620 (hereinafter called the Tenant), WITNESSETH that the Landlord does hereby demise and let unto the Tenant and Tenant hereby takes and lets the following described premises; to wit; approximately Three Thousand Four Hundred Seventy-three (3,473) square feet of rentable area on the second (2nd) floor of the Landlord's building known as: STONE EAST I said premises hereinafter called "Leased Premises", all as shown on the floor plan designated Schedule "A" annexed hereto and made a part hereof, and the said building and land thereunder hereinafter called the "Property". [The Tenant's layout of the Leased Premises shall be accomplished according to the terms of Schedule "D" attached hereto and made a part hereof.]

TO HAVE AND TO HOLD the Leased Premises, with the appurtenances thereunto belonging, unto the said Tenant for and during the term of Five (5) year(s) (or until such term shall sooner cease and expire as hereinafter provided), beginning on the 1st day of February, 1998, and ending on the 31st day of January, 2003, at the annual rental of Thirty-nine Thousand Nine Hundred Thirty-nine and 50/100 ($39,939.50) Dollars, through January 31, 2001, which Tenant agrees to pay in lawful money of the United States in equal monthly installments of Three Thousand Three Hundred Twenty-eight and 29/100 ($3,328.29) Dollars. Beginning February 1, 2001, rent will escalate to Forty-three Thousand Four Hundred Twelve and 50/100 ($43,412.50) Dollars, payable in equal monthly installments of Three Thousand Six Hundred Seventeen and 71/100 ($3,617.71) Dollars, plus adjustments as provided in Schedule "B" annexed hereto and made a part hereof, payable, in advance on the first day of every month of said term without any set off or deduction whatsoever and without demand, at the office of the Landlord. Landlord hereby acknowledges receipt of the sum of $3,328.29 representing the first month's rent due hereunder.

COVENANTS OF TENANT:

1. And said Tenant, does hereby covenant and agree with said Landlord that it will, throughout the term of this Lease and any renewals and extensions thereof:

A. RENT. Pay said rental at the times and places and in the manner aforesaid. Except as otherwise specifically provided herein, any amount due from Tenant to Landlord, including but not limited to rent, additional rent, additional payments, and all other sums, which are not paid when due shall be subject to a late payment charge as additional rent of two Hundred Fifty Dollars ($250.00) in each instance to cover Landlord's additional administrative costs caused by the late payment and shall bear interest at the highest rate of interest which may be allowed by law (hereinafter referred to as "Interest") from the date due until paid, but the payment of such Interest shall not excuse nor cure a default by Tenant hereunder. Further, there will be a $15.00 charge for any check returned to Landlord unpaid for any reason and Tenant will thereafter pay the rent only with money orders, bank or certified checks. This obligation to pay late charges will exist in addition to and not in place of any and all other rights and remedies provided under this Lease or at law. Rent is specifically agreed by Tenant to be a reasonable use and occupancy charge for the leased premises. All amounts, when received, shall first be applied to late fees;

B. USE. Use and occupy said Leased Premises in careful and proper manner for general office and for no other purpose;

C. WASTE. Not commit any waste therein, nor at any time use or occupy the Leased Premises in violation of the certificate of occupancy or like certificate issued for the building of which the Leased Premises are a part;

D. COMPLIANCE. Conform to and obey all present and future laws, and ordinances and all rules, regulations, requirements and orders of all governmental authorities or agencies, respecting the use and occupation of the Leased Premises;

E. HAZARDS. Not do or permit any act or thing to be done in or to the Leased Premises which is contrary to law, or which will invalidate or be in conflict with public liability, fire or other policies of insurance at any time carried by or for the benefit of Landlord with respect to the Leased Premises or the building of which the Leased Premises forms a part or which shall or might subject Landlord to any liability or responsibility to any person or for property damage, nor shall Tenant keep anything in the Leased Premises except as now or hereafter permitted by the Fire Department, Board of Fire Underwriters, or other authority g jurisdiction, and then only in o as not to increase the rate for fire insurance applicable to the building, nor use the Leased Premises in a wrongful manner which will increase the insurance rate for the building or any property located therein over that in effect prior to the commencement of Tenant's occupancy. Tenant shall pay all costs, expenses, fines, penalties or damages, which may be imposed upon Landlord by reason of Tenant's failure to comply with the provisions of this Article;

F. HEAVY OBJECTS. Not place a load upon any floor of the Leased Premises exceeding the floor load per square foot area which it was designed to carry or which is allowed by law. Landlord reserves the right to prescribe the weight and position of all safes, business machines and mechanical equipment. Such installments shall be placed and maintained by Tenant, at Tenant's expense, in settings sufficient in Landlord's judgment, to absorb and prevent vibration, noise and annoyance;

G. ASSIGNMENT & SUBLETTING. Tenant will not assign this Lease or sublet the Premises, or any part thereof, without the prior written consent of Landlord; and any attempted assignment or subletting without such consent shall be invalid. In the event of any such permitted assignment or subletting, Tenant shall nevertheless at all times remain fully responsible and liable for the payment of rent and performance and observance of all of Tenant's other obligations under the terms, conditions, and covenants of this Lease. No assignment or subletting of the Premises or any part thereof shall be binding upon Landlord unless such assignee or subtenant shall deliver to Landlord an instrument (in recordable form, if requested) containing an agreement of assumption of all of Tenant's obligations under this Lease. Upon the occurrence of an event of default, if all or any part of the Premises are then assigned or sublet, Landlord, in addition to any other remedies provided by this Lease or by law, may, at its option, collect directly from the Tenant or subtenant all rent becoming due to Landlord by reason of the assignment or subletting. Any collection by Landlord from the assignee or subtenant shall not be construed to constitute a waiver or release of Tenant from the further performance of its obligations under this Lease or the making of a new lease with such assignee or subtenant;

H. ALTERATIONS. Make no alterations or additions in or to said Leased Premises without the prior written consent of said Landlord. If Landlord consents to such alterations, the Tenant shall, prior to the commencement of any such work, furnish to Landlord all plans and specifications, names and addresses of contractors, copies of all contracts, permits and licenses, indemnity insurance in a form and amount acceptable to Landlord and bond or waivers of lien against any and all claims, costs, expenses or damages;

I. RIGHT OF ENTRY. Permit the Landlord to enter upon said Leased Premises at all reasonable times to examine the condition of the same, and to show same to prospective purchasers, mortgagees and tenants;

J. TENANT'S PROPERTY. Re-confirm that all property of every nature of Tenant upon the Leased Premises is liable to any rights of Landlord for any rental or other defaults by Tenant;

K. BUILDING RULES. By the execution of this Lease accept and agree to abide by the building and parking area rules and regulations or any reasonable modifications or additions thereto during the term of this Lease. The current Building Rules and Regulations are annexed hereto as Schedule "C" and made a part hereof.

L. MAINTENANCE. At its expense, keep the interior of the Leased Premises and fixtures in good condition and will also repair all damage or injury to the Leased Premises and fixtures resulting from the carelessness, omission, neglect or other cause of the Tenant, its servants, employees, agents, visitors or licensees. Such damage shall be promptly repaired or replaced by Tenant, at its sole expense, to the satisfaction of Landlord. If Tenant fails to make such repairs or replacements, Landlord may do so and the cost thereof shall become collectible as additional rent hereunder and shall be paid by Tenant within ten (10) days after presentation of statement therefor.

M. NUISANCE. Not perform acts or carry on any practices which may injure the property or the Leased Premises, or be a nuisance or menace to other tenants in the building in which the Leased Premises are a part.

N. REPAIRS. Make all non-structural repairs to the Leased Premises as and when needed to preserve them in good order and condition, damage from fire or other casualty insured by Landlord excepted. Tenant shall also repair all damage to the building and the Leased Premises caused by the moving of Tenant's fixtures, furniture or equipment. All the aforesaid repairs shall be of quality or class equal to the original construction;

O. NOTICE TO LANDLORD. Give Landlord prompt notice of any defective condition in any plumbing, heating system or electrical lines located in, servicing or passing through the Leased Premises and following such notice, Landlord shall remedy the condition with due diligence but at the expense of Tenant if ; are necessitated by dama[illegible] [illegible] t, Tenant's servants, agents, employees, invitees or licensees as aforesaid. There shall be no allowance to Tenant for a diminution of rental value and no liability on the part of Landlord by reason of inconvenience, annoyance or injury to business arising from Landlord, Tenant, or others making or failing to make any repairs, alterations, additions or improvements in or to any portion of the building or the Leased Premises or in and to the fixtures, appurtenances or equipment thereof. The provisions of this Article with respect to the making of repairs shall not apply in the case of fire or other casualty which are dealt with in Article 3B hereof;

P. LIABILITY INSURANCE. Keep and maintain public liability insurance naming Landlord as an additional insured in the minimum amounts of One Million ($1,000,000) Dollars per person and Three Million ($3,000,000) Dollars per occurrence along with minimum property damage liability limits of Five Hundred Thousand ($500,000) per occurrence, and with companies licensed to do business in the state in which the Property is located and acceptable to Landlord. Tenant shall furnish proof of such coverage to Landlord and provided such insurance will not be cancelled or reduced without ten (10) days prior written notice to Landlord;

Q. EMINENT DOMAIN. Have no claim for the value of any unexpired term of said Lease or for any other item of loss other than loss of its moveable fixtures if the whole or any part of the Leased Premises shall be acquired or condemned by Eminent Domain (including the threat of a taking) for any public use or purpose and then and in that event, the term of this Lease shall cease and terminate;

R. WINDOWS. Not clean, or require, permit, suffer or allow any window in the Leased Premises to be cleaned, from the outside in violation of any existing applicable law or of the rules of any board or body having or asserting jurisdiction;

S. ATTORNMENT. And does hereby confirm that this Lease is subject and subordinate to all ground or underlying leases now or hereafter made and to all first mortgages which may now or hereafter affect such leases or the real property of which Leased Premises are a part and to all renewals, modifications, consolidations, replacements and extensions of any such underlying leases and mortgages. This clause shall be self-operative and no further instrument of subordination shall be required by any ground or underlying lessee or by any mortgagee, affecting any lease or the real property of which the Leased Premises are a part. In further confirmation of such subordination, Tenant shall execute promptly any certificate that Landlord may request;

T. SPECIAL WATER. If a water meter is installed, Tenant shall pay its proportionate share of the sewer rent and all other rents and charges which are now or hereafter assessed, imposed or may become a lien on the Leased Premises or the realty of which they are a part;

U. SURRENDER. Upon the expiration or other termination of the term of this Lease, Tenant shall quit and surrender to Landlord the Leased Premises, broom clean, in good order and condition, ordinary wear excepted. Tenant shall remove all property of Tenant and make all repairs necessitated thereby at its own cost, as directed by Landlord. Tenant's obligation to observe or perform this covenant shall survive the expiration or other termination of the term of this Lease; and

V. INDEMNITY. Indemnify and save Landlord harmless from and against any liability or expense arising from the use or occupation of the Leased Premises by Tenant, or anyone on the Leased Premises, or from any breach of this Lease.

COVENANTS OF LANDLORD:

2. And the Landlord on its part covenants and agrees with the Tenant that it will:

A. MAINTENANCE & REPAIR. Maintain and repair the public portions of the building, both exterior and interior except in case of damage arising from the negligence of a Tenant or its agents or employees; and

B. UTILITIES. As long as Tenant is not in default under any of the covenants of this Lease, furnish typical heat, electricity and air conditioning during normal business hours (8:00 a.m. to 6:00 p.m. Monday through Friday and Saturday 9:00 a.m. to 2:00 p.m.), usual and customary janitorial services and provide for the use in common of the elevators, restrooms and other like facilities of the building, water for ordinary lavatory purposes, but if Tenant uses or consumes such utilities for any other purpose or in unusual quantities (of which fact Landlord shall be the sole judge) Landlord may install a separate meter at Tenant's expense which Tenant shall thereafter maintain at Tenant's expense in good working order and repair, to register such consumption and Tenant shall pay for such utilities consumed as shown on said meter as additional rent as and when bills are rendered.

MUTUAL COVENANTS:

3. It is mutually agreed by and between the Landlord and Tenant that:

A. COVENANTS. If the Tenant shall pay the rent as herein provided, and shall keep, observe and perform all of the other covenants of this Lease by it to be kept, performed, and observed, the Tenant shall and may, peaceably and quietly, have, hold, and enjoy the said Leased Premises for the term aforesaid, subject, nevertheless to the terms and conditions of this Lease, including, but not limited to, any ground leases, underlying leases and mortgages;

B. FIRE & DAMAGE. If the Building or the Leased Premises or any part thereof shall be injured or damaged by fire, water, or other casualty, Tenant shall give prompt notice thereof to Landlord, and Landlord shall, upon receiving such notice, proceed with reasonable diligence and in a manner consistent with the provisions of this Lease and the underlying mortgages, to repair, or cause to be repaired, only such portions of the Leased Premises as it is Landlord's obligation to originally furnish hereunder. If the Leased Premises shall be rendered untenantable, in the sole reasonable judgment of Landlord, by reason of such damage, the rent shall be abated for the period from the date of such damage to the date when the Landlord has completed repairing only such portions of the Leased Premises as Landlord is required to repair as aforesaid, unless Landlord shall make available to Tenant, during the period of repair, other space in the Building reasonably suitable for the temporary carrying on of Tenant's business, in which event there shall be no abatement of rent; provided, however, that if Tenant shall fail to promptly adjust his own insurance or to promptly remove his damaged goods, wares, equipment or property, and as a result thereof the repairs are delayed, there shall be no abatement of rent during the period of such resulting delay; provided further, that if such damage was caused by some negligent action or inaction of Tenant or Tenant's employees, agents, licensees, or invitees, then there shall be no abatement of rent, provided further, that if Landlord shall be unable to collect the insurance proceeds applicable to such damage because of some action or inaction (before, at, or after the occurrence of such damage) on the part of Tenant or Tenant's employees, agents, licensees, or invitees, then the cost of repairing such damage shall be paid solely by Tenant; and provided further, that if Tenant shall use any part of the Leased Premises for storage during the period of repair a reasonable charge shall be made therefore against the Tenant. Landlord shall not be liable for any inconvenience or annoyance to Tenant or injury to the property or business of Tenant resulting in any way from such damage or the repair thereof;

C. DESTRUCTION. In case the Building shall be so damaged by fire, water or any other casualty that substantial alterations or construction shall be required (whether or not the Leased Premises are affected), then Landlord may terminate this Lease and the term and estate hereby granted, by notifying the Tenant in writing of such termination within sixty (60) days after the date of such damage, in which case this Lease and the term and estate hereby granted shall expire as of the date specified in such notice and the rent shall be apportioned as of the date of termination, subject to abatement as aforesaid from the date of such damage if the Leased Premises shall have been rendered untenantable by such fire or other casualty;

D. DEFAULT. If the Tenant shall at any time be in default in the payment of rent or additional rent herein reserved; or if the Tenant shall at any time be in default in the performance of any of the covenants, terms, conditions or provisions of this Lease and the Tenant shall fail to remedy such default within ten (10) days or if the Tenant shall be adjudged a bankrupt, or shall make an assignment for the benefit of creditors, or if a receiver of any property of the Tenant in or upon said Leased Premises be appointed in any action, suit or proceeding by or against the Tenant, or if the Tenant shall admit to any creditor or to Landlord that it is insolvent, or if the interest of the Tenant in said Leased Premises shall be sold under execution or other legal process, it shall be lawful for the Landlord to enter upon said Leased Premises, and again have, repossess and enjoy the same as if this Lease had not been made, and thereupon this Lease and everything herein contained on the part of the Landlord to be done and performed shall cease and terminate without prejudice however to the right of the Landlord to recover from the Tenant all rent due throughout the remaining term of this lease, additional rent as provided herein, the costs of repairing any damage caused by Tenant and the costs of re-renting the Leased Premises. Tenant shall be liable to Landlord for all costs and legal fees incurred by Landlord in recovering possession of the Leased Premises or collecting damages;

E. WAIVER. The failure of Landlord to seek redress for violation of, or to insist upon the strict performance of any covenant or condition of this Lease or of any of the rules or regulations set forth or hereafter adopted by Landlord, shall not prevent a subsequent act which would have originally constituted a violation from having all the force and effect of an original violation. The receipt by Landlord of rent with knowledge of the breach of any covenant of this Lease shall not be deemed a waiver of such breach and no provision of this Lease shall be deemed to have been waived by Landlord unless such waiver be in writing signed by Landlord;

F. LOSS OF TENANT'S PR[illegible] shall not be liable for any damage to of Tenant or of others entrus[illegible] nor for loss of or damage to any property of Tenant by theft or otherwise, nor for any injury or damage to persons or property resulting from any cause of whatsoever nature, unless caused by or due to the negligence of Landlord, its agents, servants or employees; nor shall Landlord or its agents be liable for any such damage caused by other tenants or persons in, upon or about said building or caused by operations in construction of any private, public or quasi public work;

G. REPRESENTATIONS. Neither Landlord nor Landlord's agents have made any representations or promises with respect to the physical condition of the building, the land upon which it is erected or the Leased Premises, the rents, leases, expenses of operation or any other matter or thing affecting or related to the Leased Premises except as herein expressly set forth and no rights, easements or licenses are acquired by Tenant by implication or otherwise except as expressly set forth in the provisions of this Lease;

H. DELAY IN COMMENCEMENT. If Landlord is unable to give possession of the Leased Premises on the date of the commencement of the term hereof, because of the holding-over or retention of possession of any tenant, under tenant or occupants, or if the Leased Premises have not been sufficiently completed to make the Leased Premises ready for occupancy or because of the fact that a certificate of occupancy has not been procured or for any other reason, Landlord shall not be subject to any liability for failure to give possession on said date and the validity of the Lease shall not be impaired under such circumstances, nor shall the same be construed in any way to extend the term of this Lease, but the rent payable hereunder shall be abated (provided Tenant is not responsible for the inability to obtain possession) until after Landlord shall have given Tenant written notice that the Leased Premises are substantially ready for Tenant's occupancy;

I. EXCUSE OF LANDLORD'S LIABILITY. This Lease and the obligation of Tenant to pay rent hereunder and perform all of the other covenants and agreements hereunder on the part of Tenant to be performed shall in no way be affected, impaired or excused because Landlord is unable to fulfill any of its obligations under this Lease or to supply or is delayed in supplying any service expressly or implied to be supplied or is unable to make, or is delayed in making any repairs, additions, alterations or decorations or is unable to supply or is delayed in supplying any equipment or fixtures if Landlord is prevented or delayed from so doing by reason of strike or labor troubles or any cause whatsoever including, but not limited to government preemption in connection with a National Emergency or by reason of any rule, order or regulation of any department or subdivision thereof of any government agency or by reason of the conditions of supply and demand which have been or are affected by war or other emergency;

J. SECURITY DEPOSIT. Tenant shall deposit with Landlord the sum of Four Thousand Nine Hundred Ninety-two and 44/100 ($4,992.44) Dollars upon execution of this lease as security for the performance by Tenant of the terms of this Lease. Landlord may use any part of the security to satisfy any default of Tenant and any expenses arising from such default, including but not limited to any damages or rent deficiency before or after reentry by Landlord. Tenant shall, upon demand, deposit with Landlord the full amount so used, in order that Landlord shall have the full security deposit on hand at all times during the term of this Lease. If Tenant shall comply fully with the terms of this Lease, the security deposit shall be returned to Tenant after the date fixed as the end of the Lease. In the event of a sale or lease of the building containing the Leased Premises. Landlord may transfer the security to the purchaser or lessee and Landlord shall thereupon be released from all liability for the return of the security. Tenant shall have no legal power to assign or encumber the security herein described. Landlord shall not be required to pay interest on any security deposit;

K. SERVICES. Any services which Landlord is required to furnish pursuant to the provisions of this Lease, may, at Landlord's option, be furnished from time to time, in whole or in part, by employees of Landlord or by the Managing Agent of the Property or by one or more third persons and Landlord further reserves the right to require Tenant to enter into agreements with such third persons in form and content approved by Landlord for the furnishing of such services;

L. HOLDING OVER. If Tenant shall hold over after the term of this Lease, Tenant shall be obligated to pay therefore a monthly rental equal to double the highest monthly rent at any time payable under the terms of this Lease. The provisions of this Section shall not waive nor in any way affect Landlord's right to re-enter and repossess the Premises as elsewhere provided in this Lease or as provided by law; but in the event that Tenant shall fail after demand by Landlord to deliver up possession to Landlord upon any termination of this Lease (whether at the end of the term, or earlier upon Tenant's default, or otherwise), Tenant shall be liable to Landlord for the double rent hereinbefore provided but without any rights of tenancy and solely as one forcibly detaining possession of the Premises;

M. INVALIDITY. In case any one or more of the provisions of this Lease are held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof;

N. PARKING. Tenant agrees to be bound by parking regulations in effect at the Property, together with reasonable modifications or additions as may be necessary during the term of the Lease;

O. NOTICE. Any bill, notice or demand from Landlord to Tenant, may be delivered personally at the premises or sent by registered or certified mail. Such bill, notice or demand shall be deemed to have been given at the time of delivery or mailing. Any notice from Tenant to Landlord must be sent by registered or certified mail to the last address designed in writing by Landlord; and

P. BINDING EFFECT. The covenants, conditions and agreements contained in this Lease shall bind and inure to the benefit of Landlord and Tenant and their respective heirs, distributees, successors, administrators and executors provided, however, that no assignment by, from, through, or under the Tenant in violation of any of the provisions hereof shall vest in the assigns any right, title or interest whatsoever.

Q. DEFINITION OF LEASED PREMISES. "Leased Premises", as used herein, shall be computed by measuring from the inside edge of the exterior glass walls to the office side of corridors and/or other permanent partitions, and to the center of partitions that separate the Premises from adjoining rentable area, and shall include a proportionate share of public corridors, public toilets, air conditioning rooms, fan rooms, janitors' closets, electrical closets and telephone closets on each floor, but shall not include stairs, elevator shafts, flues, stacks, pipe shafts and vertical ducts with their enclosing walls. "Rentable Area of the Building", as used herein, shall be the sum of rentable areas on all office floors. The rentable area of each floor shall be computed by measuring to the inside edge of exterior glass walls and shall include all the area within the exterior glass walls, but not including stairs (except for stairs specially designed for the use of a particular tenant), elevator shafts, flues, stacks, pipe shafts and vertical ducts with their enclosing walls. In computing rentable area, no deduction shall be made for columns and projections necessary to the Building.

IN WITNESS WHEREOF, this Lease has been duly executed by the Landlord and the Tenant as of the day and year first above written.

WITNESSES (FOR LANDLORD)

Janice A. Lannor

____

LAKESHORE PROPERTIES, as Landlord

BY: Arnold M. Mintan

ITS: DIRECTOR OF REAL ESTATE

WITNESSES (FOR TENANT)

____

____

HIGHLANDS PHYSICIANS, INC., as Tenant

BY: R. Walter Hankwitz

ITS: Executive Director

FLOOR PLAN OF SPACE


STAIR
EASTMAN
COMMON
LEASED PREMISES
2/1/98 – 1/31/03
ENTRY BELOW
COMMON
1358 sq. ft.
ELEV. SHAFT
ELEV. SHAFT
STAIR

awH

SCHEDULE "B"

ADDITIONAL RENTAL AND ADJUSTMENTS

Section 1.1 In the event of any increases, in any calendar year, in real estate taxes or assessments payable with respect to the land or building of which the Leased Premises are a part, over and above the amount paid by Landlord for Taxes in the Calendar year 1997 (Base Year), such increases in taxes or assessments shall be paid by the Tenant proportionately as the square footage hereunder bears to the total rentable square footage of the Property. Landlord shall notify Tenant of any such increase in taxes and shall indicate in such notice the amount of Tenant's pro-rata share of same. Tenant's obligation hereunder shall be pro-rated for any calendar year in which Tenant is obligated to pay rent for only a portion thereof.

Section 1.2 Tenant shall also pay to Landlord, as additional rent, the amount of any assessment or installment thereof for property betterment's or improvements which may be levied upon the Property in the same proportion as hereinbefore stated.

Section 2.1 In the event of any increases, in any calendar year, in the operating expenses payable with respect to the land or building of which the Leased Premises are a part, over and above the amount paid by Landlord for operating expenses in the Calendar year 1997 (Base Year), such increase in operating expenses shall be paid by the Tenant proportionately as the square footage hereunder bears to the total rentable square footage of the Property. Landlord shall notify Tenant of any such increase in operating expenses and shall indicate in such notice the amount of Tenant's pro-rata share of same. Tenant's obligation hereunder shall be pro-rated for any calendar year in which Tenant is obligated to pay rent for only a portion thereof.

Section 2.2 Definition of Operating Expenses. For the purposes of Schedule B, the term "Operating Expenses" shall mean and include those expenses paid or incurred by Landlord for maintaining, operating and repairing the real property and the personal property used in conjunction therewith (hereinafter referred to as the "Premises"); the cost of electricity, steam, water, fuel, heating, lighting, air conditioning, window cleaning, janitorial service, insurance, including, but not limited to, fire, extended coverage, liability, workmen's compensation, elevator, boiler and machinery, war risk, or any other insurance carried in good faith by Landlord and applicable to the Premises; painting, uniforms, customary management fees, supplies, sundries, sales or use taxes on supplies or services; cost of wages and salaries of all persons engaged in the operation, maintenance and repair of the Premises, and so-called fringe benefits, including social security taxes, unemployment insurance taxes, cost for providing coverage for disability benefits, cost of any pensions, hospitalization, welfare or retirement plans, or any other similar or like expenses incurred under the provisions of any collective bargaining agreement, or any other similar or like expenses which Landlord pays or incurs to provide benefits for employees so engaged in the operation, maintenance and repair of the Premises; the charges of any independent contractor who, under contract with Landlord or its representatives, does any of the work of operating, maintaining or repairing of the Premises; legal and accounting expenses, including, but not limited to such expenses as relate to seeking or obtaining reductions in and refunds of real estate taxes; or any other expenses or charges, whether or not hereinbefore mentioned, which in accordance with generally accepted accounting and management principles would be considered as an expense of maintaining, operating, or repairing the Premises. If the Premises are not fully rented during all or a portion of any year, or subsequent, then Landlord may elect to make an appropriate adjustment of the Operating Expenses for such year, employing sound accounting and management principles, to determine the amount of Operating Expenses that would have been paid or incurred by Landlord had the Premises been fully rented; and the amount so determined shall be deemed to have been the amount of Operating Expenses for such year. If any expenses relating to the Premises, though paid in one year, relates to more than one calendar year, at the option of the Landlord, such expense may be proportionately allocated among such related calendar years.

Section 2.3 At the time of any adjustment made pursuant to Section 2.1 hereof, Landlord shall furnish to Tenant evidence of such increase in costs or operating expenses sufficient in Landlord's opinion to sustain the adjustment in rent which it bills to Tenant. If Tenant is not satisfied with Landlord's determination of the amount of such additional rent as provided for in Section 2.1 hereof, Tenant shall pay such additional rent, but Tenant shall have the right to require Landlord to furnish to Tenant at Tenant's expense reasonable additional supporting documentation of the basis for such increase within ninety (90) days of Landlord's notification of such adjustment. Failure to do so will be construed as Tenant's acceptance of such adjustment.

Section 3.1 Billing for above Rent Adjustments. As soon as reasonable after the expiration of each calendar year, Landlord will furnish the Tenant a statement showing the following:

(A) Expenses and Taxes for said expired calendar year.
(B) The Expenses and Taxes for the Base Year.
(C) The Rent Adjustmer [illegible] calendar year.

(D) The Rent Adjustment to be paid with each rent installment during such new calendar year (based upon the Rent Adjustment for said expired calendar year).

Any amount due Landlord as shown on such statement shall be paid by Tenant within twenty (20) days after such statement is rendered. Any and all unpaid Rent Adjustments shall bear interest at the highest rate allowed by law until paid.

Definition of Tenant's Proportionate Share - "Tenant's Proportionate Share" means the percentage resulting from dividing the number of square feet of Rentable Area in the Leased Premises (3,473) by the number of square feet of Rentable Area of space in the Property (53,072) Tenant's Proportionate Share being Six and fifty-four one-hundredths (6.54%)) percent.

Approved by Tenant this 18th day of December, 1997:

HIGHLANDS PHYSICIANS, INC., AS TENANT

By: A. Walter Hankewitz

SCHEDULE "C"

BUILDING RULES & REGULATIONS

Attached to and made part of Lease, dated December 18, 1997, between **LAKESHORE PROPERTIES, LANDLORD** and **HIGHLANDS PHYSICIANS, INC., AS TENANT.**

Tenant agrees for itself, its employees, agents, clients, customers, invitees and guests, to comply fully with the following rules and regulations and with such reasonable modifications thereof and additions thereto as Landlord may make for the Building:

(A) Any sign, lettering, picture, notice or advertisement installed within the Premises which is visible from the public corridors within the Building shall be installed in such manner and be of such character and style as Landlord shall approve in writing. No sign, lettering, picture, notice or advertisement shall be placed on any outside window or in a position to be visible from outside the Building.

(B) Tenant shall not use the name of the Building for any purpose other than that of the business address of Tenant, and shall not use any picture or likeness of the Building in any circulars, notices, advertisements or correspondence.

(C) Tenant shall not obstruct sidewalks, entrances, passages, courts, corridors, vestibules, halls, elevators and stairways in or about the Building, nor shall Tenant place objects against glass partitions, doors or windows which would be unsightly from the Building's corridors, or from the exterior of the Building.

(D) No animals or pets or bicycles or other vehicles shall be brought or permitted to be in the Building or the Premises.

(E) Tenant shall not make excessive noises, cause disturbances or vibrations, or use or operate any musical, electrical or electronic devices or other devices that emit loud sounds or air waves which may disturb or annoy other tenants or occupants of the Building.

(F) Tenant shall not make any room-to-room canvass to solicit business from other tenants of the Building and shall cooperate to prevent same.

(G) Tenant shall not create any odors which may be offensive to other tenants or occupants of the Building.

(H) Tenant shall not waste electricity, water or air-conditioning, and shall cooperate fully with Landlord to assure the most effective operation of the Building's heating and air-conditioning. Tenant shall not adjust any controls other than room thermostats installed for Tenant's use. Tenant shall not tie, wedge or otherwise fasten open any water faucet or outlet. Tenant shall keep all corridor doors closed.

(I) No additional locks or similar devices shall be attached to any door and no locks shall be changed except by Landlord. Upon termination of this Lease or of Tenant's possession of the Premises. Tenant shall surrender all keys for door locks and other locks in or about the Premises and shall make known to Landlord the combination of all locks, safes, cabinets and vaults which are not removed by Tenant.

(J) Tenant assumes full responsibility for protecting the Premises from theft, robbery and pilferage. Except during Tenant's normal business hours, Tenant shall keep all doors to the Premises locked and other means of entry to the Premises closed and secured.

(K) Tenant shall not install or operate any machinery or mechanical devices of a nature not directly related to Tenant's ordinary use of the Premises.

(L) Tenant shall not employ any person to perform any cleaning, repairing, janitorial, decorating, painting or other services or work in or about the Premises, except with the approval of Landlord, which approval shall not be unreasonable withheld.

(M) Tenant shall ascertain from Landlord the maximum amount of electrical current which can safely be used in the Premises, taking into account the capacity of the electric wiring in the Building and the Premises and the needs of other tenants, and shall not use more than such safe capacity. Landlord's consent to the installation of electric equipment shall not relieve Tenant from the obligation not to use more electricity than such safe capacity.

(N) Tenant shall not overload any floor and shall not install any heavy objects, safes, business machines, files or other equipment without having received Landlord's prior written consent as to size, maximum weight, routing and location thereof. Safes, furniture, equipment, machines and other large or bulky articles shall be brought through the Building and into and out of the Premises at such times and in such manner as the Landlord shall direct (including the designation of elevator) and at Tenant's sole risk and responsibility. Prior to Tenant's removal of any such articles from the Building, Tenant shall obtain written authorization therefor at the Office of the Building and shall present such writing to a designated employee of Landlord.

(O) Tenant shall not in any manner deface or damage the Building.

(P) Tenant shall not bring into the Building or Premises inflammables such as gasoline, kerosene, naphtha and benzine, or explosives or any other articles of an intrinsically dangerous nature.

(Q) Movement in or out of the Building of furniture or office equipment, or dispatch or receipt by Lessee of any merchandise or materials other than hand-delivered packages, which requires the use of elevators or stairways or movement through the building entrances or lobby, shall be restricted to the hours designated by Landlord and in a manner to be agreed upon between Tenant and Landlord by prearrangement before performance. Tenant assumes all risk of damage to any and all articles so moved, as well as injury to any person or property in such movement, and hereby agrees to indemnify Landlord against any loss resulting therefrom.

(R) Landlord shall not be responsible for any loss or stolen property, equipment, money or jewelry from the leased premises or the public areas of the building regardless of whether such loss occurs when the leased premises are locked or not.

(S) No food shall be prepared or cooked in the Leased Premises, and the premises shall not be used for housing, lodging, sleeping or for any immoral or illegal purpose. Nothing contained in this clause, however, shall be constructed to prohibit to Tenant's operation of an employee coffee lounge facilities in the Leased Premises.

(T) The work of the janitor or cleaning personnel shall not be hindered by Tenant after 5:30 p.m. and the windows may be cleaned at any time. Tenant shall provide adequate waste and rubbish receptacles to prevent unreasonable hardship to Landlord in discharging its obligations regarding cleaning services.

(U) Tenant will refer all contractors installation technicians rendering any service for Tenant for supervision and approval before performance of any such services. Tenant will not permit any mechanic's liens to be placed against the premises and that any contract Tenant enters into for work to be performed on the premises will contain a waiver of mechanic's lien.

(V) Tenant shall not (either with or without negligence) cause or permit the escape, disposal or release of any biologically or chemically active or other hazardous substances or materials. Tenant shall not allow the storage or use of such substances or materials in any manner not sanctioned by law or by the highest standards prevailing in the industry for the storage and use of such substances or materials, nor allow to be brought into the Property any such materials or substances except to use in the ordinary course of Tenant's business, and then only after written notice to and approval of Landlord of the identity of such substances or materials.

Tenant shall be responsible for the observance of all of the foregoing rules and regulations by Tenant's employees, agents, clients, customers, invitees and guests. Landlord shall not be responsible for any violation of the foregoing rules and regulation by other tenants of the Building and shall have no obligation to enforce the same against other tenants.

Approved by Tenant this 18th day of December, 1997:

HIGHLANDS PHYSICIANS, INC., AS TENANT

By: R. Walter Hankins [signature]

SCHEDULE "D"

SUITE LAYOUT, LANDLORD'S & TENANT'S WORK

A. SUITE LAYOUT. Contemporaneously with the execution of this Lease, or within thirty (30) days from the date hereof, Tenant shall, at its sole cost and expense, furnish to Landlord four (4) copies of a Suite Layout. Such Suite Layout shall be in such form and contain such substance as shall be acceptable to Landlord's Architect, and shall indicate the desired layout of the Leased Premises including, but without limitation:

(i) Desired partitioning of the Leased Premises, doorways, openings, doors, and color and finish thereof chosen from selections made available by Landlord;

(ii) Desired electrical convenience outlets, and other electrical equipment contemplated;

(iii) Desired telephone outlets, locations and needs;

(iv) Overhead fluorescent lighting fixture needs and locations, in conformity with the Original Plans and Specifications; and

(v) Locations of floor, heat registers and overhead air conditioning vents, in conformity with the Original Plans and Specifications.

B. LANDLORD'S WORK. Landlord agrees that it shall cause its contractors to do the following specified work in and to the Leased Premises, such work to be done for and in the name of Tenant and at Tenant's sole cost and expense and in accordance with the Approved Suite Layout:

(i) Installation of partitioning, doorways, openings, and doors;

(ii) Installation and connection of electrical convenience outlets; and

(iii) Installation of telephone line conduits for the telephone outlets and requirements indicated on the Approved Suite Layout (but not including the hook-up of such conduits, nor the furnishing, hook-up or installation of any telephone equipment, all of which shall be done by the telephone company as arranged by Tenant and at Tenant's sole cost and expense).

C. TENANT'S WORK. Tenant, at its sole cost and expense, shall do or cause to be done all other and additional work in and to the Leased Premises as Tenant shall desire in order to prepare such Premises for Tenant's occupancy, subject to all of the provisions of this Lease.

D. COMPLETION OF LANDLORD'S WORK. Landlord shall, from time to time during the course of construction, provide information to Tenant concerning the progress of construction of the Leased Premises and shall, when construction progress so permits, notify Tenant in advance (orally or in writing) of the exact or approximate date by which the Landlord's work for Tenant will be completed and the Leased Premises ready for Tenant's work. Landlord shall give written notice to Tenant of the date that Landlord's work for Tenant has been substantially completed, stating that such work has been completed and that the Leased Premises are ready for Tenant's work. Such work shall not be deemed to be incomplete if only minor details of construction or decoration, or mechanical adjustments, remain to be done. If any dispute shall arise as to the completion of Landlord's work for Tenant or the date thereof, a certificate furnished by Landlord's Architect so certifying shall be conclusive and binding of that fact and date on all parties.

E. DELAY IN COMPLETION. In the event that the completion of Landlord's work is delayed beyond four (4) weeks prior to the commencement date of the lease for any reason, including non-completion by Landlord or Landlord's contractors of Landlord's work for Tenant, then this Lease shall not be affected thereby, but the rent payable hereunder, as apportioned with respect to the period during which such postponement occurs, shall be abated; provided, that there shall be no such abatement for any period of delay in the completion date which shall be caused in whole or in part by Tenant through the delay of Tenant in submitting the Suite Layout (or in making the necessary changes thereto to obtain the approval of Landlord's Architect), or which shall be due to deviations demanded by Tenant from the Original Plans and Specifications or Approved Suite Layout, or which shall be due to special work, changes or additions required by Tenant in the layout or finish of the Leased Premises. Such abatement, if any, shall be in full satisfaction and settlement of all claims which Tenant might otherwise have by reason of any such delay. Landlord's determination, in its sole judgment, of the cause of any such delay shall be final, conclusive and binding upon all parties.

F. NO DAMAGES. Neither Landlord, nor its officers, employees or agents, nor Landlord's Architect, nor Landlord's contractors, shall in any way be responsible or liable to Tenant, or to anyone claiming by, through or under Tenant, for any damage, loss of business, expense, cost, or injury of whatsoever kind or nature, related to, arising out of, or connected with any delay in or failure to complete construction of Landlord's work for Tenant howsoever caused.

G. DISPUTES. The parties agree that any disagreement or dispute which may arise between Landlord and Tenant concerning any of the work to be performed hereunder by Landlord, or the completion thereof, shall be resolved by Landlord's Architect, whose decision shall be final and binding on all parties.

Approved by Tenant this 18th day of December, 1997:

HIGHLANDS PHYSICIANS, INC., AS TENANT

By: A. Walter Hardewitz

Exhibit 6.5

AMENDMENT TO LEASE AGREEMENT

THIS AMENDMENT made and entered into as of the 1st day of March, 1998, by and between **LAKESHORE PROPERTIES** (hereinafter referred to as "Landlord"), and **Highlands Physicians,Inc.** (hereinafter referred to as "Tenant").

WITNESSETH:

The parties hereto entered into a Lease Agreement on December 18, 1997 , under which Landlord leased to Tenant certain premises described in the Lease located in the City of KINGSPORT, County of SULLIVAN, State of TENNESSEE, commonly known as **2550 EAST STONE DRIVE, SUITE 220.**

WHEREAS, the parties hereto desire to amend said Lease Agreement for the purpose of changing the term of the Lease.

NOW THEREFORE, in consideration of the mutual promises, covenants, and agreements hereinafter contained, it is mutually understood by and between the parties hereto that the Lease is hereby amended as follows:

1. TERM. The term of the Amendment to Lease shall begin on March 1st, 1998 and end on February 28th, 2003.

2. **TO HAVE AND TO HOLD** the Leased Premises, with the appurtenances thereunto belonging, unto the said Tenant for and during the term of Five (5) year(s) (or until such term shall sooner cease and expire as hereinafter provided), beginning on the 1st day of March, 1998, and ending on the 28th day of February, 2003, at the annual rental of Thirty-nine Thousand Nine Hundred Thirty-nine and 50/100 ($39,939.50) Dollars, through February 28, 2001, which Tenant agrees to pay in lawful money of the United States in equal monthly installments of Three Thousand Three Hundred Twenty-eight and 29/100 ($3,328.29) Dollars. Beginning March 1, 2001, rent will escalate to Forty-three Thousand Four Hundred Twelve and 50/100 ($43,412.50) Dollars, payable in equal monthly installments of Three Thousand Six Hundred Seventeen and 71/100 ($3,617.71) Dollars, plus adjustments as provided in Schedule "B" annexed hereto and made a part hereof, payable, in advance on the first day of every month of said term without any set off or deduction whatsoever and without demand, at the office of the Landlord. Landlord hereby acknowledges receipt of the sum of $3,328.29 representing the first month's rent due hereunder.

3. CONFLICT. In the event of a conflict between the terms of this Amendment and the terms of the Lease, the terms of this Amendment shall control. All of the defined terms in the Lease shall have the same definitions in this Amendment, unless otherwise defined herein. Except as set forth in this Amendment, the terms and conditions of the Lease shall remain unmodified and in full force and effect.

Except as hereinabove specifically provided to the contrary, all of the remaining terms, covenants, conditions, and agreements in the Lease Agreement remain in full force and effect, and the Lease dated December 18, 1997, is hereby acknowledged, ratified, and confirmed by the parties thereto.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the day and year first above written.

WITNESSES:

____

____

LANDLORD: LAKESHORE PROPERTIES

BY: ______________________
Fred P. Calderone

ITS: Vice President

WITNESSES:

____

____

TENANT: HIGHLANDS PHYSICIANS,INC.

BY: ______________________

ITS Executive Director

Exhibit 6.6

1997 RESTATED

PARTICIPATING PROVIDER AGREEMENT

by and between

HIGHLANDS PHYSICIANS, INC.

and

____

(NAME OF PROVIDER)

1997 RESTATED
PARTICIPATING PROVIDER AGREEMENT

This PARTICIPATING PROVIDER AGREEMENT ("Agreement") is made and entered into as of the Effective Date set forth on the signature page of this Agreement, by and between HIGHLANDS PHYSICIANS, INC., a Delaware corporation ("Highlands"), and the person or entity whose name is listed under the heading "Provider" on the signature page of this Agreement ("Provider").

WITNESSETH:

WHEREAS, Provider is either (i) an individual health care provider duly licensed, certified, accredited or otherwise duly authorized to practice in the states of practice; or (ii) a partnership, professional service corporation or other entity duly organized and existing under and pursuant to the laws of the states of practice, the partners, shareholders, members and professional provider employees of which (together the "Provider") are all duly authorized to practice in the states of practice; and

WHEREAS, Highlands desires to obtain quality, cost efficient health care services from selected health care providers and to negotiate agreements with purchasers of such services; and

WHEREAS, Highlands desires to engage Provider to furnish such services and Provder desires to furnish such services.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Preamble and Recitals

The preamble and recitals hereinabove set forth are hereby incorporated into and made a part of this Agreement.

2. Definitions

2.1 Plans. "Plans" means individual and group health benefit contracts, workers compensation programs, policies of health insurance, policies of automobile insurance, or other plans of a Payor which shall be subject to this Agreement.

2.2 Eligible Persons. "Eligible Persons" means the persons entitled to receive the Covered Services pursuant to a Plan.

2.3 Covered Services. "Covered Services" means the health care services provided pursuant to a Plan.

2.4 Participating Provider. "Participating Provider" means those health care providers, including, without limitation, physicians, facilities, ancillary health care facilities and ancillary health care providers, who have directly, or indirectly through Highlands agreements with other networks ("Leased Networks"), entered into an agreement with Highlands to perform the Covered Services.

2.5 Payor. "Payor" means the party responsible for the actual payment for Covered Services rendered to Eligible Persons that has, directly or indirectly, entered into a Payor Agreement with Highlands. Payors "indirectly" entering into Payor Agreements with Highlands shall include, without limitation, payors of entities leasing the Highlands Network ("Network "Lessee").

2.6 Payor Agreement. "Payor Agreement" means an agreement with a Payor directly, or indirectly with a Network Lessee, pursuant to which Participating Providers shall provide the Covered Services.

2.7 Standard Terms. "Standard Terms" means the terms set forth in EXHIBIT 2.7.

2.8 Fee Schedule. "Fee Schedule" means a schedule of maximum reimbursement amounts pursuant to which a Payor shall pay Participating Providers to provide Covered Services. Descriptions of current fee schedules pertaining to Provider are set forth in EXHIBIT 2.8.

2.9 Utilization Management Program. "Utilization Management Program" means either the utilization management program established, administered and/or subcontracted by Highlands or the Utilization Management Program required by an entity or a Payor in a Payor Agreement.

2.10 Credentialing Criteria. "Credentialing Criteria" means the criteria established by Highlands for the credentialing and recredentialing of Participating Providers which may be amended from time to time by Highlands in its sole discretion. The Credentialing Criteria pertaining to Provider are set forth in EXHIBIT 2.10.

2.11 Provider Manual. The "Provider Manual" means the Highlands manual of rules, regulations, policies and procedures of Highlands as provided to Provider.

2.12 Medically Appropriate.

2.12.1 "Medically Appropriate" or "Medical Appropriateness" means services or supplies whicb, under the provisions of this Agreement, are determined to be: (i) appropriate and necessary for the systems, diagnosis or treatment of the injury or disease; (ii) provided for the diagnosis or direct care and treatment of the injury or disease; (iii) preventative services as provided in a Plan; (iv) within standards of good medical practice within the organized medical community; (v) not primarily for the convenience of the Eligible Person or of any provider providing Covered Services to the Eligible Person; (vi) an appropriate supply or level of service needed to provide safe and adequate care; (vii) within the scope of the medical specialty education and training of a provider; and (viii) provided in a selling consistent with the required leve1 of care.

2.12.2 Medically Appropriate services may not be Covered Services under a Plan.

2.12.3 A Plan may provide a different definition of Medical Appropriateness. If the definition of Medical Appropriateness shall conflict with the definition in a Plan, the definition in a Plan shall control.

2.13 Participating Provider Review Procedure. "Review Procedure" means the Procedure whereby a Participating Provider may request a reconsideration of (i) the termination of this Agreement by Highlands; or (ii) a suspension as a Participating Provider.

3. Terms and Fee Schedules

3.1 Standard Terms and Fee Schedule.

3.1.1 Provider accepts and is hereby bound by the standard Terms and the Fee Schedule.

3.1.2 Provider shall provide Medically Appropriate Covered Services to Eligible Persons of each Payor executing a Payor Agreement with Highlands or revising an existing Payor Agreement if the terms and fee schedules are substantially similar to the Standard Terms and the Fee Schedule.

3.1.3 If an additional Payor executes a Payor Agreement with Highlands or an existing Payor revises a Payor Agreement and Section 3.1.2 applies, Highlands shall provide notice to Provider of the identity of the Payor and any other information necessary for Provider to fulfill the obligations of Provider hereunder.

3.2 Modification of Standard Terms and Fee Schedule.

3.2.1 During the term of this Agreement, Highlands may (i) modify or create new Standard Terms or a new Fee Schedule; or (ii) create separate terms and Fee Schedules for various Highlands programs.

3.2.2 Highlands shall submit the modified, created or negotiated terms and/or Fee Schedules (together "Modifications") to Provider. Provider shall have the option to reject the Modifications by serving written notice of such rejection upon Highlands within forty-five (45) days of the effective date of the notice from Highlands.

3.2.3 Failure to provide notice of rejection within such forty-five (45) day period shall constitute acceptance by Provider, and the Modifications shall either replace the existinq Standard Terms and/or Fee Schedule or become additional Standard Terms or Fee Schedules for an Highlands program or for an individual Payor, as applicable.

3.2.4 If Provider rejects the Modifications for an Highlands program or Modifications which have been negotiated with an individual Payor, Provider shall not be required to provide Covered Services to Eligible Persons in such Highlands program or for such Payor, as applicable.

3.2.5 If Provider rejects the Modifications, Highlands shall have the option to (i) implement the Modifications without inclusion of Provider; (ii) withdraw the Modifications; or (iii) terminate this Agreement in accordance with Section 7.3.3.

4. Obligations of Highlands

4.1 Administration. Highlands shall administer and, in its sole discretion, determine the composition of the network of Participating Providers of Highlands.

4.2 Marketing and Promotion. Highlands shall, within its own discretion:

4.2.1 market, advertise and actively promote Highlands; and

4.2.2 solicit Payor Agreements from Payors offering reasonable levels of reimbursement and Plans that may include financial incentives or other programs to encourage Eligible Persons to use Participatinq Providers:

4.2.3 Payors shall be required to comply with the terms of this Agreement and shall not be required to establish financial incentives or other programs to encourage Eligible Persons to use Participatinq Providers.

4.3 Assistance. To permit Highlands to perform its obligations pursuant to this Agreement, Provider shall assist Highlands in marketing, advertising and promotion. Highlands shall use its best efforts to furnish Provider with appropriate materials to support such efforts.

4.4 Information. Highlands shall use its best efforts to (i) obtain current information from each Payor on a timely basis with regard to the identity of Payors and/or Eligible Persons; and (ii) maintain and disseminate such information to the Participating Providers as Highlands shall, within its sole discretion, deem appropriate to keep each Participating Provider reasonably informed as to the identity of the Eligible Persons.

4.5 Liability for Claims; Decisions and Fees. Highlands shall not be responsible or liable for any claims decisions or for the payment of any claims submitted by Provider for furnishing Covered Services or non-Covered Services to Eligible Persons. Highlands shall not be an insurer, guarantor or underwriter of the responsibility or liability of any Payor to provide benefits pursuant to any Plan.

5. Obligations of Provider

5.1 Provider Standards. Provider hereby warrants and represents that:

5.1.1 Provider is and, at all times during this Agreement, shall be in compliance with the Credentialing Criteria; and

5.1.2 the information contained in the application of Provider for membership in Highlands is true and correct in all respects and does not fail to state a material fact necessary to make the statements therein not misleading.

5.2 Provider Services and Obligations. Provider shall:

5.2.1 provide Medically Appropriate Covered Services to Eligible Persons for which Provider is qualified and which Provider customarily furnishes to the general public from the office locations indicated on the signature page of this Agreement ("Provider's Offices"). Services rendered from sites not listed as Provider's Offices shall be considered rendered by Provider pursuant to this Agreement; and

5.2.2 perform the Covered Services pursuant to the standards of good medical practice within the organized medical community; and

5.2.3 treat Eligible Persons in all respects no less favorably than Provider treats all other patients, and determine whether or not to accept Eligible Persons for treatment or terminate the treatment of Eligible Persons only on the basis of the same criteria employed by Provider to make such determinations in connection with all other Patients; and

5.2.4 obtain from Eligible Persons a written assignment of benefits and an authorization to release medical records, in a form approved by Highlands, cooperate and comply with the billing and other procedures established by Highlands or a Payor and set forth in the Provider Manual or in other written communications from Highlands; and

5.2.5 submit all claims for Covered Services as provided in the Provider Manual and pursuant to the Standard Terms. Provider shall accept as full payment from each Payor for the Covered Services deemed Medically Appropriate pursuant to the Utilization Management Program the lesser of charges customarily charged to other patients or the consideration provided in the Fee Schedule. Provider hereby waives any amounts from any Payor and any Eligible Person (i) in excess of the fees customarily charged to other patients or the amounts provided in the Fee Schedule; and (ii) any amount from any Payor or Eligible Person for services which have been deemed not to be Medically App~ropriate by the Utilization Management Program. Provider hereby acknowledges that payment for Covered Services furnished to Eligible Persons shall be due solely from a Payor and such Eligible Persons; and

5.2.6 subject to Section 6.3, provide any Payor and Highlands, its agents and any utilization management company engaged by Highlands with access, upon reasonable notice during normal business hours, to the appropriate records and information regarding Covered Services rendered to Eligible Persons for inspection and copying in such a manner as may be reasonably requested by Highlands or a utilization management company to permit Highlands or a utilization management company to implement the Utilization Management Program and perform its administrative obligations set forth herein and to verify claims for Covered Services submitted by Provider; and

5.2.7 within the dictates of good practice, and in the best interest of Eligible Persons under Provider's care, refer such Eligible Persons requiring referral to other Participating Providers except in an emergency; PROVIDED, HOWEVER, (i) if Provider is unable or unwilling to refer an Eligible Person to another Participating Provider, Provider shall contact Highlands prior to any referral to a nonParticipating Provider; and (ii) if Provider shall refer Eligible Persons to non-Participating Providers, Provider shall, prior to such referral, obtain the written authorization of the Eligible Person, which authorization shall include an acknowledgement by the Eligible Person that referred provider is not a Participating Provider and that the performance of services by the referred provider may result in higher charges than if such services were performed by a Participatinq Provider;

5.2.8 comply with the rules, regulations, policies and procedures as enacted by Highlands from time to time and summarized in the Provider Manual, comply with the Utilization Management Program, participate in and observe the protocols of the Utilization Management Program, submit to performance reviews in conjunction therewith and be bound by the payment decisions issued pursuant to the Utilization Management Program; and

5.2.9 within ten (10) days of occurrence, notify Highlands and provide Highlands with all information with respect to any disciplinary action against Provider or any malpractice actions, judgments or settlements of Provider. Provider hereby authorizes any hospital, any governmental agency or professional licensing, accrediting or certifying agency, or any other person or entity to release to Highlands any information pertaining to any such matters and pertaining to the Credentialing Criteria; and

5.2.10 consent to the inspection by Highlands, Network Lessees, independent credentialing entities, independent accreditation entities, their agents and their representatives of the contents of the credentialing file of Provider and all documents that may be material to an evaluation of qualifications and competence of Provider and consent to the release of such information to such parties. Provider hereby releases from liability Highlands, Network Lessees, their respective officers, directors, employees and agents from their acts performed and statements made, in good faith and without malice, in connection with evaluating the credentials and qualifications of Provider. Provider hereby releases from liability Highlands, Network Lessees and any and all individuals who provide information to Highlands, Network Lessees, their medical directors and their representatives and agents, in good faith and without malice, concerning the Credentialing Criteria, Provider's disciplinary actions, professional competence, background, experience, ethics, character, utilization practice patterns, health status and other qualifications to be a Participating Provider; and

5.2.11 give written notice to Highlands within ten (10) days if the practice of Provider shall add a partner, shareholder, member or professional provider employee or if Provider shall cease to fulfill the Credentialing Criteria.

5.3 Fees.

5.3.1 As compensation for the services provided by Highlands pursuant to this Agreement Provider shall, upon the execution of this Agreement, pay to Highlands a credentialing fee in the amount of five hundred dollars $500.00, of which two hundred fifty dollars ($250.00) has already been paid to Highlands, and an annual fee of ($N/A) ("Annual Fee").

5.3.2 Highlands, by resolution of the Highlands Board of Directors, shall have the authority to (i) deduct reasonable administrative fees from payments paid by Payors due to Provider or require provider to pay such administrative fees to

Highlands; (ii) deduct reasonable administrative fees from capitation payments paid to Highlands by Payors; and (iii) negotiate reasonable administrative fees with Payors for direct payments to Highlands.

5.3.3 During the term of this Agreement, Highlands may amend the Annual Fee by providing at least thirty (30) days notice to Provider. Provider shall have the option to reject any such amendment to the Annual Fee by serving written notice of such rejection upon Highlands within the thirty (30) day notice period. If Provider objects to the increase in fees, Highlands shall have the option for a period of sixty (60) days thereafter to withdraw the amended Annual Fee or to terminate this Agreement. If Highlands does not exercise its option to terminate this Agreement, the amended Annual Fee shall be deemed withdrawn and this Aqreement and the current Annual Fee shall remain in effect.

6. Confidential Information

6.1 Legal Restrictions. Neither party hereto shall be in default for failure to supply information which such party, in good faith, believes cannot be supplied due to prevailing law, or for supplying information which such party, in good faith, believes is required to be supplied due to prevailing law.

6.2 Non-Disclosure of Confidential Information.

6.2.1 Provider acknowledges that (i) due to the nature of this Agreement, Provider shall have access to and acquire Confidential Information as defined in this Section related to the business and operations of Highlands; (ii) all Confidential Information is solely the property of Highlands and constitutes confidential and proprietary information of Highlands; (iii) the disclosure of Confidential Information to third parties would cause substantial loss to the goodwill of Highlands; (iv) disclosure of Confidential Information to Provider shall be made due to the position of trust and confidence that Provider shall occupy and due to the agreement by Provider to the restrictions contained herein; (v) disclosure of Confidential Information would cause Highlands irreparable harm; and (vi) the restrictions imposed upon Provider herein would not hamper Provider in earninq a livinq.

6.2.2 Provider (and the respective officers, directors, employees, agents, successors and assigns of Provider) shall hold any and all Confidential Information in the strictest confidence as a fiduciary, and shall not, voluntarily or involuntarily, sell, transfer, publish, disclose, display or otherwise make available to others any portion of the Confidential Information without the expfress written consent of Highlands. Provider shall use best efforts to protect the Confidential Information consistent with the manner in which Provider protects the confidential business information of Provider; PROVIDED, HOWEVER,

Provider may disclose the Confidential Information to attorneys, accountants or consultants of Provider who require the Confidential Information to perform services for Provider. Any such person shall execute a non-disclosure agreement reasonably satisfactory to Highlands.

6.2.3 "Confidential Information" shall mean information of Highlands that shall be subject to patent, copyright, trademark, trade name or service mark protection, or described as confidential by Highlands or a Payor, or not otherwise in the public domain and related to the business and operations of Highlands, including, without limitation, this Agreement and the exhibits hereto, lists of Payors and Participating Providers and information related thereto, information relating to earnings, volume of business, methods, systems, practices or plans of Highlands and its Payors, and all similar information of any kind or nature whatsoever which is known only to persons having a fiduciary or confidential relationship with Highlands and its Payors that owns proprietary rights in or to such information.

6.3 Medical Records. The parties hereto shall maintain the confidentiality of any and all medical records which shall be in their possession and control, and such information shall only be released or disseminated pursuant to the valid authorization of the patient whose medical condition is reflected in such medical records or as shall be otherwise permitted under applicable law. Medical records shall be maintained in accordance with the Provider Manual.

6.4 Trademarks and Copyrights. Each party acknowledges each other party's sole and exclusive ownership of its respective trade names, commercial symbols, trademarks and service marks, whether presently existing or later established (collectively "Marks"). No party shall use the other party's Marks in advertising or promotional materials or otherwise without the owner's prior written consent; PROVIDED, HOWEVER, that Highlands, Payors and other entities with agreements with Highlands may, but shall not be required to, list Provider in the Highlands Participating Provider directory or otherwise publicize the status of Provider as a Participating Provider.

7. Term and Termination

7.1 Term and Voluntary Termination.

7.1.1 The initial term of this Agreement ("Initial Term") shall commence on the Effective Date of this Agreement and shall continue for one (1) year.

7.1.2 This Agreement shall be automatically renewed for additional periods of one (1) year (each a "Renewal Term") unless either party shall give written notice to the other party at least one hundred twenty (120) days prior to the end of the Initial Term or of any Renewal Term.

7.1.3 If Provider shall relocate any of the Offices of Provider, within ten (10) days of such relocation, Provider shall provide notice to Highlands. Highlands shall have the option, for ninety (90) days from the effective date of the notice, to terminate this Aqreement.

7.2 Termination of Agreement.

7.2.1 Except as otherwise specifically provided herein, either party may terminate this Agreement for cause upon the breach of this Agreement by the other party not remedied within thirty (30) days after receipt by such other party of notice thereof from the terminating party.

7.2.2 Anything elsewhere in this Agreement to the contrary notwithstanding, Highlands shall have the option to terminate this Agreement at any time upon notice if Provider (i) fails to satisfy the Credentialing Criteria; (ii) fails to purchase or maintain policies of insurance as required in the Credentialing Criteria; (iii) is disqualified or suspended from practice or is threatened with disqualification or suspension in any state, or has any other license, certification or authorization required to perform any duties hereunder restricted, suspended or terminated; (iv) is disciplined or threatened with disciplinary action by any governmental authority or agency, managed care organization, hospital or other facility; (v) is no longer a member in good standing of the medical or professional staff of any hospital of which Provider was a member as of the Effective Date, or if any such hospital restricts in any way or terminates any privileges granted to Provider; (vi) commits professional misconduct, violates the principles of professional ethics; (vii) in the sole determination of Highlands, has an excessive number of professional liability claims filed or resolved against Provider; or (viii) is subject to an indictment or information for a felony.

7.2.3 If Highlands exercises its option to terminate pursuant to Section 3.2.4, this Agreement shall terminate on the date designated by Highlands.

7.3 Procedure Upon Termination. Upon the termination of this Agreement by either party for any reason, whether for cause or not for cause, whether voluntary or involuntary, all rights and obligations hereunder shall cease, except (i) those rights and obligations provided in Section 6 and this Section 7.4; and (ii) those rights and obligations which shall have accrued as a result of the operation of this Agreement. Upon termination Provider shall:

7.3.1 continue to provide Covered Services pursuant to this Agreement (i) until either the termination of each Payor Agreement in force on the date of termination or twelve (12) months, whichever is earlier; and (ii) thereafter, to Eligible Persons who shall be receiving care from Provider until the earlier of the conclusion of any treatment for a specific condition existing as of such termination or the discharge or transfer of such Eligible Person, and

7.3.2 immediately discontinue use of any and all signs, plaques, letterheads, forms or other materials identifying Provider as a Participating Provider of Highlands and each Payor; and

7.3.3 immediately disclose to each Eligible Person in Provider's care, in the form prescribed by Highlands or by a Payor, the possible adverse economic consequences to such Eliqible Persons of Provider's termination; and

7.4 Termination and Eligible Persons. In the event of notice of termination of this Agreement and upon actual termination of this Agreement, Highlands may (i) inform Eligible Persons of such termination; (ii) inform Eligible Persons of the economic effect of using Provider as a non-Participating Provider; and (iii) recommend that Eligible Persons engage othe' Participating Providers.

8. Miscellaneous Provisions

8.1 Provider-Patient Relationship. Nothing contained in this Agreement shall interfere with or in any way alter any provider-patient relationship and Provider shall have the sole responsibility for the care and treatment of Eligible Persons under Provider's care. Nothing contained herein shall grant Highlands or any party performing utilization management the right to govern the level of care of a patient. Utilization management decisions shall only effect reimbursement of Provider for services rendered and shall not limit the performance of the services of Provider or effect Provider's professional judgment.

8.2 Non-Exclusivity. Nothing in this Agreement shall be intended or construed to prevent either party from entering into substantially similar agreements with other entities similar to the other party.

8.3 Independent Contractors. Each party, its officers, agents and employees are at all times independent contractors to the other party. Nothing in this Agreement shall be construed to make or render either party or any of its officers, agents, or employees an agent, servant, or employee of, or joint venturer of or with the other.

8.4 Notices. Notices shall be written and personally delivered or by fax, effective on delivery, or sent by United States mail, postage prepaid, effective on the third (3rd) day following the date deposited in the mail, addressed to the parties as set forth below, or to any other address specified in writing by such party.

8.5 Gender and Number. The use of the masculine, feminine or neuter gender and the use of the singular and plural shall not be given the effect of any exclusion or limitation herein; and the word "person" or "party" shall mean and include any individual, trust, corporation, partnership or other entity.

8.6 Entire Agreement. This Agreement represents the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and all prior and concurrent agreements, understandings, representations and warranties with respect to such subject matter, whether written or oral, are and have been merged herein and superseded hereby.

8.7 Amendment.

8.7.1 This Agreement may be amended by Highlands at any time upon written notice to Provider. Provider shall have the option to reject the amendment by serving notice of such rejection upon Highlands within thirty (30) days of the effective date of the notice from Highlands. If Provider rejects the amendment Highlands shall have the option to withdraw the amendment or terminate this Agreement within thirty (30) days of the effective date of the notice of rejection from Provider.

8.7.2 The Provider Manual may be amended from time to time in the sole discretion of Hiqhlands.

8.8 Compliance with Terms. Failure to insist upon strict compliance with any of the terms herein (by way of waiver or breach) by either party hereto shall not be deemed to be a continuous waiver in the event of any future breach or waiver of any condition hereunder.

8.9 Rights of Parties. Except for the right of HighlandsWellmont Health Network, Inc., a Delaware corporation, to enforce this Agreement as a third party beneficiary, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to this Agreement and their respective successors and assigns.

8.10 Assignment. This Agreement may not be assigned by either party without the express written consent of the other party.

8.11 Benefits. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, personal representatives, executors, administrators, assiqns.

8.12 Severability. If any portions of this Agreement shall, for any reason, be invalid or unenforceable, such portions shall be ineffective only to the extent of such invalidity or unenforceability, and the remaining portion-or portions shall nevertheless be valid, enforceable and of full force and effect.

8.13 Multiple Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a sinale instrument.

8.14 Conflict of Laws. This Agreement shall be governed by the laws of the State of Tennessee without giving effect to its conflicts of law provisions.

IN WITNESS WHEREOF, the parties hereto have set their hands on the dates set forth below, as of the Effective Date set forth below.

PROVIDER:

HIGHLANDS PHYSICIANS, INC.

____

____

____

Signature of Provider or
Authorized Represetative

By:______________________________

____

Name of Provider

____

Name

____

Address

____

Title

____

City, State, Zip Code

____

Effective Date of Agreement

____

State License, Certificate
or other Authorization Number

____

Federal Tax I.D. or Social
Security Number

Date Executed by Provider

IF BY A PARTNERSHIP,
PROFESSIONAL CORPORATION OR
OTHER ENTITY, ON BEHALF
THE FOLLOWING PERSONS:

(Print Names)

(signature lines continued)

Provider Offices (as defined
in Section 5.2.1)

EXHIBIT 2.7

STANDARD TERMS

The following shall constitute the Standard Terms as defined in this Agreement. As part of a separate agreement between Highlands and Payors, Highlands shall use all reasonable efforts to have Payors observe the Standard Terms.

1. Covered Services. Participating Provider shall furnish to Eligible Persons those Medically Appropriate Covered Services customarily furnished by such Participating Provider in the same physical setting and in the same manner as such services are customarily provided to other similarly situated patients of Participatinq Provider.

2. Payment to Participating Provider. Pursuant to the terms of the applicable Plan, Payor or its agent and the Eligible Person shall pay to Participating Provider the lesser of Participating Provider's charges customarily billed to other patients or the amounts set forth in the applicable Fee Schedule as full payment of any claim submitted by Participating Provider for Covered Services furnished to Eligible Persons pursuant to such Plan.

3. Payment by Eligible Persons. Participating Provider and/or any provider on call for Provider shall: (i) charge or bill Eligible Persons directly for, and use best efforts to collect, any deductible, co-payment or coinsurance for Covered Services specified in the applicable Plan, unless otherwise prohibited in such Plan, in amounts which, when added to Payor's payments shall not exceed the lesser of charges customarily charged to other patients or the consideration provided in the applicable Fee Schedule; (ii) charge or bill Eligible Persons directly for any services that are not Covered Services; and (iii) charge or bill Eligible Persons directly for any Covered Services provided to Eligible Persons after the benefits set forth in a Plan to which the Eligible Person is entitled have been exhausted.

4. Claims Submission. Each Participating Provider shall, as provided in the applicable Plan, submit claims to Highlands, Payor or Payor's agent, on a UB-82 form or HCFA 1500 form, or successor forms, as applicable. Participating Providers shall use best efforts to submit claims within thirty (30) days after providing Covered Services. Any claims which have not been submitted by Participating Provider within six (6) months after providing Covered Services may be denied pursuant to the Plan of a Payor. Highlands, Payor or Payor's agent shall apply the applicable Fee Schedule, as of the date of the Covered Services, to each Participating Provider's claim to determine the amount due such Participating Provider.

5. Time for Payment. Except where coordination of benefits applies, Payor or its paying agent shall use all reasonable efforts to make all payments due to Participating Provider within thirty (30) days following receipt by Payor, or its paying agent, of a complete and proper claim form and other information required to determine that the claim is payable under the Plan.

6. Verification of Eligible Persons. Eligible Persons shall receive Covered Services from Participating Provider upon the presentation of appropriate written documentation supplied

by Payor identifying the patient as an Eligible Person. Verification shall be in accordance with Payor's customary verification procedures or as negotiated by Highlands.

7. Exhaustion of Benefits. If an Eligible Person shall exhaust any benefits under any Plan, Participating Provider shall arrange for payment to be made by such Eligible Person directly to Participatinq Provider.

8. Coordination of Benefits. If additional parties shall be liable, under coordination of benefits, for payment to Participating Providers for Covered Services rendered to Eligible Persons, such other party or parties shall not be entitled to the benefit of any rates set forth in the Fee Schedule, regardless of any coordination of benefit provisions in such party's agreement with the Eligible Person or Participating Provider and regardless of whether such party is the primary or secondary insurer.

[The following provision shall apply to a Payor Agreement by and between Highlands and HMO Payors ("HMO Agreement") (as required by law)].

9. HMO Insolvency. Participating Provider shall not have a right in any event, including but not limited to nonpayment by an HMO of amounts due the Participating Provider under this Agreement, insolvency of an HMO (the "HMO") or any breach of this Agreement by the HMO, to seek any type of payment from, bill, charge, collect a deposit from, or have any recourse against, the Eligible Person, persons acting on the Eligible Person's behalf (other than the HMO), an employer or group contract holder for services provided pursuant to this Agreement except for the payment of applicable co-payments or deductibles for services covered by the HMO or fees for services not covered by the HMO. The requirements of this clause shall survive any termination of this Agreement for services rendered prior to such termination, regardless of the cause of such termination. The HMO's Eligible Persons, the persons acting on the Eligible Person's behalf (other than the HMO) and the employer or group contract holder shall be third party beneficiaries of this section. This section supersedes any oral or written agreement now existing or hereafter entered into between Participating Provider and the Eligible Person, persons acting on the Eligible Person's behalf (other than the HMO) and the employer or group contract holder. This Section 9 shall be automatically amended to conform with any applicable statutory requirements of the state in which services are rendered by Participating Provider.

10. Service. Provider shall establish procedures, including an appropriate call system, to provide that Covered Services are available to Eligible Persons twenty-four (24) hours per day, seven (7) days per week.

11. Laws Applying to HMO. All laws applying to HMOs in the appropriate state shall be applicable to this Agreement.

EXHIBIT 2.8

FEE SCHEDULE

PHYSICIAN FEE SCHEDULE

Physician professional fees for this contract are based on the McGraw-Hill relative value System (RVS), dated December, 1995, and the following conversion factors:

Type Service	Conversion Factor
Medical	$ 6.29
E&M	$ 5.47
Surgical	$105.00
Radiology	$ 18.37
Anesthesia	$ 42.00
Pathology	$ 14.50

HCPC codes are reimbursed at cost. CPT codes with no relative value units established are reimbursed at a fixed rate of 85 percent of billed charges.

These conversion factors set the Maximum Fee Schedule (MFS) for this contract. Reimbursement will be the provider's actual charges or this MFS, whichever is less.

Employer agrees to pay the MFS as computed above or the physician's normal fee, whichever is less. Other insurance industry reimbursement schedules such as Usual and Customary do not apply.

EXHIBIT 2.10

CREDENTIALING CRITERIA

CREDENTIALING INFORMATION AND CRITERIA

Credentialing of Providers is performed by HPI and BHNI separately. To be credentialed as a BHNI Provider the provider must be credentialed and recommended as an HPI provider to BHNI.

The Credentialing Criteria of Highlands are as follows:

1. PROFESSIONAL CREDENTIALS (TIER I)

1.1 Provider is either (i) a person with an unrestricted license or other authorization to practice in the state of location; or (ii) a partnership, professional service corporation or other entity, all of the partners, shareholders, members and provider employees of which have an unrestricted license or other necessary authorization to practice in the state of location. A copy of Provider's current valid license shall be provided with Provider s application to Highlands ("Application").

1.2 Provider, where applicable, has active full and unrestricted clinical and admitting privileges in Provider's specialty at a minimum of one (1) Participating Provider facility ("Participating Facility") or if Provider is a member of a non-admitting specialty, maintain full and unrestricted privileges appropriate to such speciality at a Participating Facility. Provider shall maintain each Participating Facility and other hospital, medical or professional staff appointment and all clinical and admitting privileges granted in connection therewith that Provider possessed as of the Effective Date of Provider's Participating Provider Agreement. A letter from each Participating Facility stating the Provider has such clinical privileges shall be provided with the Application.

1.3 Provider shall, if permitted under Provider's license, have and maintain unrestricted prescribing privileges. A copy of Provider's current DEA certification and state drug registration ("DPS"), if applicable, shall be provided with the Application.

1.4 Provider, where applicable, has not and shall not (i) have any hospital appointment or privileges reduced, limited, suspended or terminated or been placed on probation by any hospital at which Provider has had a medical or professional staff appointment or privileges; (ii) been restricted from receiving payments from Medicare, Medicaid or any other third party reimbursement programs; (iii) been subject to disciplinary action by any state or local medical society, specialty society, state board of medical examiners or the Drug Enforcement Agency; or (iv) been subject to sanctions of any kind whatsoever by any person or entity for improper prescribing procedures or actions; PROVIDED, HOWEVER, that, in the discretion of Highlands, the foregoing shall not apply to suspensions related to a reasonable delay in completing medical records. Any such actions shall be reported by Provider on the Application.

1.5 Provider has not and shall not have been disciplined, suspended or terminated from a PPO, HMO or other managed care organization.

1.6 Provider has not been convicted of a felony.

1.7 Provider is in good general health.

1.7.1 Provider shall report on the Application any physical or mental problems that may affect Provider's ability to practice Provider's profession. If Provider has such disabilities the Provider shall provide, with the Application, a statement from Provider's personal physician stating that the disabilities shall not interfere with the Provider's ability to provide high quality medical care.

1.7.2 Provider shall certify on the Application that Provider does not have a history of and is not presently abusing drugs or alcohol. A Provider with a history of drug or alcohol abuse may be considered for membership in Highlands, within the sole discretion of Highlands, if such Provider's personal physician provides a statement that Provider has been rehabilitated and is continuing with the rehabilitation program.

1.7.3 Provider shall certify on the Application that Provider does not have any communicable and/or chronic infectious disease that may be potential danger to patients.

1.7.4 Highlands shall have sole discretion in the determination of the impact of the health status of Provider for purposes of credentialing.

1.8 Provider shall purchase and maintain, at the sole cost and expense of Provider, policies of professional liability insurance in amounts as required by Highlands from time to time. At the present time such insurance shall be a minimum of THREE MILLION DOLLARS ($3,000,000.00)/THREE MILLION DOLLARS ($3,000,000.00). Provider shall authorize the insurance carrier to issue to Highlands a certificate of insurance policies of Provider upon the request of Highlands, and each such policy shall contain an endorsement requiring the insurer to give Highlands not less than thirty (30) days prior written notice of any cancellation, termination or material alteration of such policy. Notwithstanding the foregoing, Provider shall provide Highlands with notification within fifteen (15) days of any cancellation, termination or material alteration of any such insurance policies. Prior to the expiration or cancellation of any such policy, Provider shall secure replacement of such insurance coverage upon the same terms, and shall furnish Highlands with a certificate and endorsement as described herein.

A copy of the issuing section of the policy reflecting such insurance shall be provided with the Application.

1.9 Provider shall provide the following information on the Application:

1.9.1 Details of any professional liability actions that have resulted in adverse judgments or any financial settlements.

1.9.2 Details of any pending professional liability actions or claims or threatened claims with respect to professional liability.

This information shall be reviewed by Highlands. The evaluation shall consider the frequency of such actions, the financial impact of such actions and the clinical circumstances surrounding the alleged acts of malpractice. Highlands is fully cognizant of the current litigious conditions in the United States and its evaluation shall consider the litigious climate as part of the credentialing process. Providers shall not be automatically disqualified from participation in Highlands due to a history of judgments and/or settlements. Highlands shall have sole discretion in the determination of the impact of this information for purposes of credentialing.

1.10 Physician Providers shall be board certified in a specialty recognized by the American Board of Medical Specialties or other appropriate boards applicable to the specialty of Provider in the sole discretion of Highlands. A copy of Provider's board certification or appropriation training shall accompany the application. Expiration or re-certification dates shall be indicated where applicable. Physician Providers who have recently completed training and are board eligible, may be considered for probationary membership pending board certification; PROVIDED, HOWEVER,

1.10.1 if a Provider shall fail to become board certified within five (5) years, the Participating Provider Agreement of such Provider shall automatically terminate.

1.10.2 if a Provider is certified by a board that has a requirement for mandatory recertification, such Provider shall be required to satisfy the requirement for recertification. If a Provider shall fail to become recertified as required, the Participating Provider Agreement of such Provider shall be automatically terminated. Providers receiving either training or board certification in or by a foreign country/board may be reviewed on an individual basis for consideration of granting a waiver of the Credentialing Criteria.

1.11 The Provider shall provide complete information with respect to professional training which shall include, without limitation, the following:

- 1.11.1 Undergraduate Education
- 1.11.2 Medical and/or Professional Education
- 1.11.3 Internship and Residency
- 1.11.4 Fellowships
- 1.11.5 Teaching/Faculty appointments
- 1.11.6 Professional publications
- 1.11.7 References where required on the Application

The credentials of Providers shall only be acceptable if the Provider's practice is limited to the specialty in which the Provider has received training and Provider has completed an acceptable residency program. Highlands shall have the sole discretion with respect to the determination of the impact of this information for purposes of credentialing. Highlands reserves the right to require specific formal training in new procedures and/or technologies prior to credentialing, recredentialing or, if applicable, recommending payment for procedures.

1.12 Provider shall request the personal profile of Provider from the National Practitioner Data Bank and attach a copy of the request to the Application. Upon receipt of the profile, the Provider shall forward the original copy to Highlands. If the profile has not been received by Highlands within ninety (90) days of the date of the application, Provider shall provide an acceptable explanation and request an extension or the application shall be automatically terminated.

1.13 Provider shall, in the sole discretion of Highlands, demonstrate a commitment to continuing medical education. The attachment of a current Physician's Recognition Award from the American Medical Association shall satisfy this requirement. In the absence of this Award, Provider shall attach to the Application evidence of a minimum of fifty (50) hours of Category I CME Credits within the previous two (2) year period satisfactory to Highlands.

1.14 Highlands shall utilize available data sources to evaluate, where possible, the quality of care provided by the applicant. Determination of eligibility, or lack thereof, of Provider based on this information shall be in the sole discretion of Highlands.

1.15 Applicant shall maintain appropriate medical records and shall, subject to applicable law, provide such records to Highlands as deemed necessary by Highlands, in its sole discretion, for purposes of utilization management and/or quality assessment.

1.16 Applicant shall provide twenty-four (24) hour-a-day coverage, seven (7) days a week by other Participating Providers with training equivalent to the Provider. Individual exemptions of this requirement may be granted for Providers for which there are no local equivalently trained Providers. Determinations of equivalent training and the granting of any waiver of this requirement shall be in the sole discretion of Highlands.

1.17 Provider shall: (i) properly maintain, calibrate and license all diagnostic equipment in Provider's offices; (ii) maintain a formal quality control program for all office diagnostic equipment; and (iii) allow diagnostic testing and procedures to be performed and interpreted only by persons with appropriate training and/or certification.

1.18 Provider shall execute the appropriate release of Highlands directing any and all entities that may have information with respect to the ability to practice high quality medicine to provide such information to Highlands upon request. Such entities include, without limitation, hospitals, medical societies, state examining boards, Medicare intermediaries and third party payors.

1.19 Highlands reserves the right to require independent verification of any and all of the Credentialing Criteria and to perform site visits to the locations of Provider.

2. ECONOMIC AND BUSINESS NEEDS CRITERIA (TIER II)

The Professional Credentials constitute the Credentialing Criteria for the professional qualifications of Providers. Providers qualifying under the Professional Credentials shall be evaluated by Highlands to determine if such Provider fulfills the Economic and Business Needs Criteria. The Economic and Business Needs Criteria of Highlands regard the economic evaluation of the Provider and a determination of the need for additional Providers, additional specialties and/or additional geographical representation:

2.1 Highlands shall utilize available data sources to evaluate, where possible, the cost effectiveness of the patterns of practice of a Provider. The evaluation factors may include, without limitation: frequency of service; intensity of service; average cost per DRG; average cost per encounter; usage of ancillary services; and a Provider's charge patterns. A significant differentiation by Provider in any of the parameters subject to this evaluation may indicate a practice style and philosophy incompatible with the business objectives of Highlands. Highlands may determine, in its sole discretion, to decline to execute a Participating Provider Agreement with any Providers based upon this or any other information.

2.2 Provider shall fully disclose to Highlands, any ownership in any facility or service to which Provider may refer Eligible Persons. Provider shall inform, in writing, Eligible Persons of Provider's ownership interest in any facility or service prior to referring Eligible Persons. Provider shall not be required to provide such disclosures with respect to services integrated into the Provider's office based practice and available only to providers in such practice.

2.3 It is anticipated that the number of Providers qualifying pursuant to the Professional Credentials shall exceed the number of Providers required by Highlands. Therefore, a Provider qualifying under the Professional Credentials shall be evaluated under the Economic and Business Needs Criteria by Highlands to determine if Provider's participation enables Highlands to better fulfill its business needs. The evaluation shall include, without limitation: Provider's specialty; the need for a Provider in a specific geographic area; the number of Providers necessary to service the population; the relationship of a Provider to other Participating Providers; and, unique skills such as foreign language proficiency. Qualification under the Economic and Business Needs Criteria shall be in the sole discretion of Highlands. A qualifying Provider may become a Participating Provider immediately or at a subsequent time as Highlands expands its services, patients and/or service area.

2.4 From time to time, Highlands may, in its sole discretion, to fulfill its business objectives, offer Participating Provider Agreements to Providers deemed to be competent Providers who may not fulfill each aspect of the Credentialing Criteria. Input may be sought from Payors. For example, if Highlands required a Provider with a specific specialty or a specific location and a board certified Provider was unavailable, the requirement for board certification may be waived in that location for a particular Provider otherwise qualified.

2.5 It is anticipated that, from time to time, Highlands may adopt various additional Economic and Business Needs Criteria and/or performance standards. The adoption of additional Economic and Business Needs Criteria and performance standards shall be at the sole discretion of Highlands.

HIGHLANDS PHYSICIANS, INC. **Exhibit 6.7**

Subscription Agreement

Mr. A. Walter Hankwitz
Executive Director
Highlands Physicians, Inc.
2550 East Stone Drive
Suite 220
Kingsport, Tennessee 37600

Dear Sir:

The undersigned hereby tenders this subscription to Highlands Physicians, Inc. ("**Highlands**"), and applies to purchase one hundred (100) shares of the class of common stock of Highlands as is set forth on page 3 hereof (the "**Common Stock**"). As payment of the purchase price, the undersigned hereby encloses a check or a promissory note payable to "Highlands Physicians, Inc." in the amount of $1,750 ($1,500 constituting the purchase price of the Common Stock (the "**Purchase Price Payment**") and $250 constituting the administrative fee).

Highlands agrees to hold such funds separate and apart from all other funds in a bank account until this subscription is accepted. It is understood and agreed that Highlands may, in its discretion, reject this subscription, in whole, for any reason. In the event this subscription is rejected for any reason, Highlands shall promptly return the funds deposited herewith, without interest and without deduction, to the undersigned.

The undersigned hereby covenants, represents and warrants to Highlands as follows:

I. Bona Fide Residence.

a. The undersigned is a bona fide resident and domiciliary, not a transient or temporary resident, of the state indicated below. The undersigned is not a nonresident alien of the United States.

b. The undersigned resides six months or more each year in the following state:

Kentucky	☐
Tennessee	☐
Virginia	☐
West Virginia	☐
Other ___________	☐

II. Documentation. The undersigned has received a copy of the Offering Circular dated January 25, 2002.

III. Availability of Investment Information. Highlands has made all documents pertaining to this purchase of the Common Stock available to the undersigned's attorney, accountant and the undersigned and has provided the undersigned, its attorney and accountant an opportunity to ask questions and secure additional information concerning the Common Stock and Highlands and all additional matters considered by the undersigned to be relevant to this investment.

IV. Stockholder Agreement. In connection with the purchase and sale of the Common Stock, each Common Stockholder is required to execute and deliver a Stockholders Agreement. Under the terms of the Stockholders Agreement, each Common Stockholder is to provide written notice to Highlands of any proposed sale of Common Stock. Highlands then has the right, but not the obligation, to repurchase the Common Stock being sold at the original purchase price. In addition, in the event a Participating Provider Agreement by and between Highlands and Stockholder is terminated, Highlands again has the option, but not the obligation, to repurchase the Common Stock then held by the Stockholder at the original purchase price, plus any and all additional capital contributions made to Highlands by the Stockholder.

V. Arbitration. The undersigned agrees that any controversy between Highlands, its officers, directors, employees or agents, and the undersigned arising out of, or relating to, (i) the preparation or contents of the information provided by Highlands or this Agreement, (ii) the offer and sale of Common Stock, or (iii) any transactions in connection with the foregoing, may be settled by arbitration. Any arbitration hereunder shall take place before at least three (3) arbitrators, and the award of the arbitrators, unanimously or by a majority of them, shall be final, and judgment upon the award rendered may be entered in any court having jurisdiction. The undersigned agrees that notice of any such arbitration shall be sent to the undersigned by mail at the mailing address shown on the signature page hereof, and the undersigned waives personal service thereof.

VI. Cancellation. The undersigned hereby acknowledges and agrees that it is not entitled to cancel, terminate or revoke this offer or any agreements made by the undersigned hereunder and that such offer and agreements shall survive the death or disability of the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ___ day of ________________, 2002.

(NOTE: PAYMENT MUST BE MADE BY CHECK MADE PAYABLE TO HIGHLANDS PHYSICIANS, INC.)

Indicate location of practice:

Kingsport, Tennessee (Class A Common Stock)	☐
Bristol, Tennessee (Class B Common Stock)	☐
Big Stone Gap, Virginia (Class D Common Stock)	☐
Rogersville, Tennessee(Class E Common Stock)	☐
Holston Medical Group (Class F Common Stock)	☐
Johnson City, Tennessee (Class G Common Stock)	☐

____
Social Security Number

____
Residence Address

____

____
Mailing Address (if different)

____

____
Signature

____
(Print or Type Name)

STATE OF ____________________)
) SS.
COUNTY OF ___________)

On ________________________, 2002, before me the undersigned, a Notary Public, personally appeared ________________________________, known to me to be the person(s) whose name(s) is/are subscribed to the within instrument and knowledge that he/they executed the same.

WITNESS my hand and official seal.

(SEAL)

____
Notary Public in and for said County and State

My Commission Expires: __________________

[LETTERHEAD OF HIGHLANDS PHYSICIANS, INC.]

Date

Name
Group
Address
City, State Zip

Dear [Dr. Name]:

On _____________, 2002, immediately following qualification by the Securities and Exchange Commission, Highlands Physicians, Inc. ("HPI") sent to you an Offering Circular accompanied by a Subscription Agreement and a Shareholders Agreement to be used in connection with your purchase of common stock of HPI. Subsequently, HPI has received numerous phone calls from physicians credentialed by HPI posing a variety of questions pertaining to the offering. While you are strongly encouraged to review the Offering Circular previously provided, in full, the following information from the Offering Circular is hereby highlighted:

1. Q. What is Highlands Physicians, Inc.?

   A. Highlands Physicians, Inc. ("HPI"), a Delaware corporation, was incorporated in 1993. HPI operates as an independent practice association (IPA) designed (1) to facilitate the consultation and cooperation of its members so that their various medical expertises are provided in a coherent and seamless manner to their patients, and (2) to perform management services for HPI's common stockholders and those physicians who are part of the HPI's network (often called "participating providers"). The services HPI provides include (i) recruitment of physicians and other healthcare providers; (ii) negotiation of contracts with healthcare providers, hospitals, clinics, and third party payors; (iii) management of contracts on behalf of healthcare providers, hospitals and clinics; (iv) utilization review and management; and (v) credentialing of physicians and other healthcare providers.

2. Q. What is HPI's Mission?

   A. To enhance and promote the health of the communities it serves through the provision of a locally-owned and controlled PHYSICIAN-DIRECTED comprehensive network of QUALITY primary care and specialty care physicians.

3. Q. Why am I required to purchase common stock?

A. Once a physician has been credentialed by HPI, he is required to purchase HPI common stock as soon as it is offered to him. Failure to purchase the common stock when offered will result in the credentialed physician being unable to continue as a member of HPI.

More importantly, it is worthwhile to understand the importance of the offering to HPI's operations. Simply put, the proceeds from the offering assist HPI in carrying on its fundamental mission by providing general working capital to HPI, including the payment of salaries for HPI employees, costs associated with meetings of HPI's Committees and Board of Directors, rent, and legal and accounting fees.

It is also important to know that HPI has only three other major revenue streams from which it can generate working capital: 1) credentialing fees from new applicants, 2) consulting fees, and 3) access or administrative fees generated by contracts accessed through HPI by credentialed physicians. Details of these revenue streams and HPI's audited financial statements are in the Offering Circular and should be reviewed carefully.

4. Q. How much common stock am I required to purchase?

A. To date, all credentialed physicians have been required to purchase 100 shares of common stock at $15 per share. While the Board of Directors of HPI, with the approval of a majority of the stockholders of HPI (as well as the approval of a majority of the Class A Common Stockholders and the Class B Common Stockholders) could require that credentialed physicians purchase additional shares of common stock, no such requirements are currently under consideration. It should be noted that since its incorporation, the purchase price of the HPI common stock <u>has not</u> increased.

5. Q. When I become a stockholder, will I have voting privileges?

A. All stockholders have voting privileges. Voting occurs annually when the stockholders of each class of stock elect shareholders of their class of stock to HPI's Board of Directors. Stockholders are also periodically entitled to vote on matters provided for by the Delaware General Corporation Law and HPI's Second Amended and Restated Certificate of Incorporation.

6. Q. What quantifiable return can I expect on my investment?

A. Since its inception, HPI has not paid any dividends to its stockholders nor is it anticipated any will be paid in the foreseeable future. Stockholders have no rights to receive dividends (unless declared by the Board of Directors), and the common stock is not subject to any liquidation preferences, preemptive rights, sinking fund provisions or liability to further calls or assessment by HPI. Purchase of HPI common stock should therefore not be based upon any expectation of receiving dividend income, but rather on the belief that the continued existence of HPI will provide significant value to credentialed physicians. Common stockholders are not, as a result of their ownership of common stock, liable for debts or obligations of HPI. It should also be noted that if any common stockholder wants to resign from HPI, the Board of Directors of HPI may, at its sole discretion, repurchase the common stock owned thereby.

7. Q. Have there been common stock offerings prior to this year's offering?

A. Yes. When HPI was incorporated in 1993, all credentialed physicians practicing in Bristol, Tennessee were required to purchase, and indeed did purchase, 100 shares of common stock at $15 per share for a total purchase price of $1,500, plus a $250 administrative fee. In 1996, all of HPI's Kingsport, Tennessee credentialed physicians were offered and required to purchase 100 shares of stock at $15 per share for a total purchase price of $1,500, plus administrative fees. In 1998, HPI's Big Stone Gap, Virginia credentialed physicians were again required to purchase 100 shares of stock for $1,500, plus administrative fees. As of the date of this offering, about 300 of HPI's credentialed physicians are common stockholders.

8. Q. Can I purchase the stock in installments?

A. Yes. After making payment of the $250 administrative fee, you may execute a Promissory Note payable to HPI in the aggregate amount of $1,500 for the stock plus interest in twelve (12) monthly payments of $145.83 each.

HPI strongly encourages you to review the Offering Circular in connection with your purchase of the common stock as the Offering Circular contains detailed information about the business operations, financial condition and stockholders of HPI, as well as important information about the markets in which HPI operates. Please feel free to contact me directly if you have any questions. Your continued cooperation and support of HPI is, as always, much appreciated.

Very truly yours,

A. Walter Hankwitz
Executive Director

CONSENT OF BAYLOR AND BACKUS

Exhibit 10.1

The Board of Directors
Highlands Physicians, Inc.

We consent to incorporation by reference in the Offering Circular on Form 1-A of Highlands Physicians, Inc. of our report dated February 11, 2002 related to the financial statements of Highlands Physicians, Inc., as of December 31, 1999, December 31, 2000 and December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and to the reference to our firm under the heading "Experts" in the Offering Circular.

Baylor and Backus
Certified Public Accountants

Dwight B. Leonard
Partner

Johnson City, Tennessee

Dated: August 15, 2002

ROSS & HARDIES
A Partnership Including Professional Corporations

150 North Michigan Avenue
Chicago, Illinois 60601-7567
312.558.1000 Fax 312.750.8600

August 15, 2002

Exhibit 11.1

Highlands Physicians, Inc.
2550 East Stone Drive
Suite 220
Kingsport, Tennessee

Re: Offering Circular, dated August 15, 2002 on Form 1-A

Ladies and Gentlemen:

We refer to the Offering Circular on Form 1-A filed August 14, 2002 (the "Offering Circular") being filed by Highlands Physicians, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the offer and sale of the following securities of the Company: 5,000 shares of Class A Voting Common Stock, par value of $1.00 per share; 5,000 shares of Class B Voting Common Stock, par value of $1.00 per share; 1,500 shares of Class D Voting Common Stock, par value of $1.00 per share; 1,000 shares of Class E Voting Common Stock, par value of $1.00 per share; 2,000 shares of Class F Voting Common Stock, par value of $1.00 per share; and 6,500 shares of Class G Voting Common Stock, par value of $1.00 per share (collectively the "Common Stock").

Each term used herein that is defined in the Offering Circular and not otherwise defined herein shall have the meaning specified in the Offering Circular.

We are familiar with the proceedings to date with respect to the proposed offering of the Common Stock and have examined such records, documents and questions of law, and satisfied ourselves as to such matters or procedure, law and fact, as we have considered relevant and necessary as a basis for the opinion expressed in this letter. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such documents.

Based on the foregoing, and subject to the qualifications set forth hereinafter, we are of the opinion that the Common Stock has been duly authorized and, when issued and sold in accordance with the Offering Circular, will be legally issued, fully paid and nonassessable shares of Common Stock of the Company, all as may be provided for under the laws of the State of Delaware including any and all statutory provisions, all applicable provisions of the Delaware Constitution, and the reported judicial decisions interpreting such laws and the Delaware Constitution.

This opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein.

We hereby consent to the reference to our firm under the caption "Legal Matters" in the Offering Circular, and to the filing of this opinion as an Exhibit to the Offering Circular.

Sincerely,

ROSS & HARDIES

By: ______________________
Kathleen Swan

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingsport, in the State of Tennessee on this 15 day of August, 2012.

HIGHLANDS PHYSICIANS, INC.

By: ______________________
Dr. Nelson Gwaltney
Its: President and Director

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Nelson Gwaltney and Mr. A. Walter Hankwitz, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Offering Statement and to sign any Offering Statement for the same offering covered by this Offering Statement including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Offering Statement has been signed by the following persons on this 15th day of August, 2002 in the capacities indicated.

By: ______________________
Its: Vice President and Director

By: ______________________
Its: Secretary and Treasurer and Director

____
Dr. Carl Bendeck
Director

____
Dr. Arthur Boyd
Director

____
Dr. Gary O. Casey
Director

____
Dr. Stephen Combs
Director

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Nelson Gwaltney and Mr. A. Walter Hankwitz, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Offering Statement and to sign any Offering Statement for the same offering covered by this Offering Statement including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Offering Statement has been signed by the following persons on this 15th day of August, 2002 in the capacities indicated.

By: ____________________
Its: Vice President and Director

By: Gregory L. DeMotte
Its: Secretary and Treasurer and Director

____
Dr. Carl Bendeck
Director

____
Dr. Arthur Boyd
Director

____
Dr. Gary O. Casey
Director

____
Dr. Stephen Combs
Director

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Nelson Gwaltney and Mr. A. Walter Hankwitz, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Offering Statement and to sign any Offering Statement for the same offering covered by this Offering Statement including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Offering Statement has been signed by the following persons on this 15th day of August, 2002 in the capacities indicated.

By: ______________________________
Its: Vice President and Director

By: ______________________________
Its: Secretary and Treasurer and Director

Carl E. Bendeck, MD
____
Dr. Carl Bendeck
Director

____
Dr. Arthur Boyd
Director

____
Dr. Gary O. Casey
Director

____
Dr. Stephen Combs
Director

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Nelson Gwaltney and Mr. A. Walter Hankwitz, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Offering Statement and to sign any Offering Statement for the same offering covered by this Offering Statement including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Offering Statement has been signed by the following persons on this 15th day of August, 2002 in the capacities indicated.

By: ______________________
Its: Vice President and Director

By: ______________________
Its: Secretary and Treasurer and Director

____
Dr. Carl Bendeck
Director

____
Dr. Arthur Boyd
Director

____
Dr. Gary O. Casey
Director

____
Dr. Stephen Combs
Director

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Nelson Gwaltney and Mr. A. Walter Hankwitz, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Offering Statement and to sign any Offering Statement for the same offering covered by this Offering Statement including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Offering Statement has been signed by the following persons on this 15th day of August, 2002 in the capacities indicated.

By: ____________________
Its: Vice President and Director

By: ____________________
Its: Secretary and Treasurer and Director

____
Dr. Carl Bendeck
Director

____
Dr. Arthur Boyd
Director

Gary O. Casey MD
Dr. Gary O. Casey
Director

____
Dr. Stephen Combs
Director

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Nelson Gwaltney and Mr. A. Walter Hankwitz, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Offering Statement and to sign any Offering Statement for the same offering covered by this Offering Statement including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Offering Statement has been signed by the following persons on this 15th day of August, 2002 in the capacities indicated.

By: ______________________
Its: Vice President and Director

By: ______________________
Its: Secretary and Treasurer and Director

____
Dr. Carl Bendeck
Director

____
Dr. Arthur Boyd
Director

____
Dr. Gary O. Casey
Director

[signature]
Dr. Stephen Combs
Director

Dr. Chad T. Couch
Director

Dr. Tony Seaton
Director

Dr. Robert Saunders
Director

Dr. R. Douglas Strickland
Director

Dr. Jere Ferguson
Director

Dr. Richard Foster
Director

Dr. Thomas W. Green
Director

Dr. Thomas E. Mitoraj
Director

Dr. Chad T. Couch
Director

Dr. Tony Seaton
Director

Dr. Robert Saunders
Director

Dr. R. Douglas Strickland
Director

Dr. Jere Ferguson
Director

Dr. Richard Foster
Director

Dr. Thomas W. Green
Director

Dr. Thomas E. Mitoraj
Director

Dr. Chad T. Couch
Director

Dr. Tony Seaton
Director

Dr. Robert Saunders
Director

R Douglas Strickland
Dr. R. Douglas Strickland
Director

Dr. Jere Ferguson
Director

Dr. Richard Foster
Director

Dr. Thomas W. Green
Director

Dr. Thomas E. Mitoraj
Director

Dr. Chad T. Couch
Director

Dr. Tony Seaton
Director

Dr. Robert Saunders
Director

Dr. R. Douglas Strickland
Director

Dr. Jere Ferguson
Director

Dr. Richard Foster
Director

Dr. Thomas W. Green
Director

Dr. Thomas E. Mitoraj
Director

Dr. Chad T. Couch
Director

Dr. Tony Seaton
Director

Dr. Robert Saunders
Director

Dr. R. Douglas Strickland
Director

Dr. Jere Ferguson
Director

Dr. Richard Foster
Director

Dr. Thomas W. Green
Director

Dr. Thomas E. Mitoraj
Director

Dr. Mark Overbay
Director

Dr. Bert E. Tagert
Director

Dr. David Thompson
Director

Dr. Ronald L. Williams
Director

Dr. Mark Overbay
Director

Dr. Bert E. Tagert
Director

Dr. David Thompson
Director

Dr. Ronald L. Williams
Director

Dr. Mark Overbay
Director

Dr. Bert E. Tagert
Director

Dr. David Thompson
Director

Dr. Ronald L. Williams
Director

Dr. Mark Overbay
Director

Dr. Bert E. Tagert
Director

Dr. David Thompson
Director

Dr. Ronald L. Williams
Director